   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 2000


                                                      REGISTRATION NO. 333-48872

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                         ------------------------------


                               AMENDMENT NO. 1 TO
                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                             SCHULER HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                  1531                                 99-0351900
   (State or other jurisdiction of           (Primary Standard Industrial                  (I.R.S. Employee
    incorporation or organization)           Classification Code Number)                 Identification No.)

                         ------------------------------

                       828 FORT STREET MALL, FOURTH FLOOR
                             HONOLULU, HAWAII 96813
                                 (808) 521-5661
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                                THOMAS CONNELLY
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             SCHULER HOLDINGS, INC.
                      300 CONTINENTAL BOULEVARD, SUITE 390
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 648-7200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                        COPIES OF ALL COMMUNICATIONS TO:

           RICHARD VERNON SMITH, ESQ.                                PETER P. WALLACE, ESQ.
       Orrick, Herrington & Sutcliffe LLP                         Morgan, Lewis & Bockius LLP
       Old Federal Reserve Bank Building                       300 South Grand Avenue, 22nd Floor
               400 Sansome Street                                Los Angeles, California 90071
        San Francisco, California 94111                                  (213) 612-2500
                 (415) 392-1122

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                        PROPOSED
                                                                         MAXIMUM             PROPOSED
                                                                        OFFERING              MAXIMUM             AMOUNT OF
           TITLE OF EACH CLASS OF                AMOUNT TO BE           PRICE PER            AGGREGATE          REGISTRATION
        SECURITIES TO BE REGISTERED              REGISTERED(1)           UNIT(2)          OFFERING PRICE             FEE
Class A common stock, $.001.................      20,889,322              $7.94            $165,861,217          $43,787(3)


(1) Represents the maximum number of shares of the common stock, par value $.001 per share, of Schuler Holdings, Inc. (the "registrant") that would be issued in connection with the transactions contemplated in the agreement and plan of reorganization, including the merger and the contribution.


(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(f) promulgated under the Securities Act of 1933, as amended. The proposed maximum offering price per share of Class A common stock has been computed on the basis of the average of the high and low sales prices of the common stock, par value $.01 per share, of Schuler Homes, Inc. as reported by the Nasdaq National Market on October 24, 2000.



(3) Previously paid.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         PRELIMINARY PROXY STATEMENT/PROSPECTUS, SUBJECT TO COMPLETION
THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                     [LOGO]

TO THE STOCKHOLDERS OF SCHULER HOMES, INC.,

    Schuler Homes, Inc. and the owners of Western Pacific Housing entered into an agreement and plan of reorganization on September 12, 2000 in which the parties agreed to combine their separate businesses.

    As part of the reorganization, the board of directors of Schuler Homes has agreed on a merger of Schuler Homes with a wholly-owned subsidiary of a newly formed company, Schuler Holdings, Inc. Schuler Holdings has been formed to own the businesses of Schuler Homes and Western Pacific. If the merger is completed, the Schuler Homes stockholders will receive one share of Class A common stock of Schuler Holdings for each share of Schuler Homes common stock they hold. As a result of the merger, Schuler Homes will become a wholly-owned subsidiary of Schuler Holdings, and Schuler Holdings will change its name to "Schuler
Homes, Inc."

    In a separate transaction which is expected to occur on the next business day after the merger becomes effective, Schuler Holdings will acquire all of the ownership interests in Western Pacific Housing, effectively combining the operations of Schuler Homes and Western Pacific. Schuler Holdings will issue to the owners of Western Pacific and to one of its lenders an aggregate number of shares of Schuler Holdings Class B common stock equal to the number of shares of Schuler Holdings' Class A common stock to be issued to the Schuler Homes stockholders as a result of the merger.


    As of December 1, 2000, there were 20,137,642 shares of Schuler Homes common stock outstanding. If the merger and the acquisition by Schuler Holdings of the Western Pacific ownership interests occurred on this day, Schuler Holdings would have issued 20,137,642 shares of Class A common stock and 20,137,642 shares of Class B common stock.


    Schuler Homes cannot complete the merger unless it receives approval from its stockholders. The Schuler Homes board of directors is sending you this proxy statement/prospectus to ask you to vote in favor of the merger. Schuler Homes will hold a special meeting of its stockholders on January 4, 2001 for this vote.

    Pursuant to a voting agreement with some of the owners of Western Pacific, the holders of record of shares of Schuler Homes common stock beneficially owned by me have agreed to vote in favor of the merger. These shares represent a majority of the outstanding shares of Schuler Homes common stock entitled to vote at the special meeting. Accordingly, approval of the merger by Schuler Homes stockholders is assured without the affirmative vote of any other stockholder.

    This proxy statement/prospectus is a prospectus for the shares to be issued by Schuler Holdings in connection with the reorganization. It contains information about the reorganization, the merger, the matter to be voted on at the special meeting and the companies involved. You should read this entire document carefully. IN PARTICULAR, YOU SHOULD READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 14 FOR A DESCRIPTION OF CERTAIN RISKS THAT YOU SHOULD CONSIDER IN EVALUATING THE REORGANIZATION.

                                          Very truly yours,

                                          James K. Schuler
                                          CHAIRMAN OF THE BOARD OF DIRECTORS,
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                          SCHULER HOMES, INC.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

         THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS DECEMBER   , 2000,
  AND IT IS FIRST BEING MAILED TO STOCKHOLDERS ON OR ABOUT DECEMBER   , 2000.

                             AVAILABLE INFORMATION


    This proxy statement/prospectus constitutes a part of a registration statement on Form S-4 filed by Schuler Holdings, Inc. with the Securities and Exchange Commission under the Securities Act of 1933. The registration statement registers the distribution of the shares of Schuler Holdings common stock to be issued in connection with the transactions contemplated by the agreement and plan of reorganization. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Schuler Holdings, Schuler Homes and Western Pacific. The rules and regulations of the Commission allow Schuler Holdings to omit some information included in the registration statement from this document. For further information about Schuler Holdings and about the securities it is offering, you should consult the registration statement, including the exhibits and schedules.


    YOU MAY OBTAIN INFORMATION OMITTED FROM THIS DOCUMENT FROM SCHULER HOLDINGS WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST. YOU MAY CONTACT PAMELA JONES AT SCHULER HOLDINGS, INC., 828 FORT STREET MALL, 4TH FLOOR, HONOLULU, HAWAII 96813, BY TELEPHONE AT (808) 521-5661 OR BY E-MAIL AT "PAM@SHLR.COM." IF YOU WOULD LIKE TO REQUEST THIS INFORMATION, PLEASE DO SO BY DECEMBER 27, 2000 TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

    Upon the effectiveness of the registration statement, Schuler Holdings will be subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, Schuler Holdings will file periodic reports and other information with the Commission. The registration statement, reports and other information filed by Schuler Holdings with the Commission will be available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material will also be available at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. If you would like information on the operation of the Public Reference Room, you may call the Commission at 1-800-SEC-0330. You may also be able to access this information electronically through the Commission's web page on the Internet at http://www.sec.gov. This web site contains reports and other information regarding registrants such as Schuler Holdings that have been filed electronically with the Commission.

    Schuler Homes has previously filed documents with the Commission under the Exchange Act that are not included in or delivered with this document. You can obtain any documents previously filed by Schuler Homes with the Commission as discussed in the preceding paragraph.

    The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies. Schuler Homes has supplied the information in this document about Schuler Homes and Western Pacific has supplied the information about Western Pacific.

                              SCHULER HOMES, INC.
                        828 FORT STREET MALL, 4TH FLOOR
                             HONOLULU, HAWAII 96813

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON JANUARY 4, 2001

                            ------------------------

To the Stockholders of Schuler Homes, Inc.:

    A special meeting of the stockholders of Schuler Homes will be held on January 4, 2001 at 8:00 a.m., local time, at 828 Fort Street Mall, Fourth Floor, Honolulu, Hawaii. The special meeting is being held to consider and vote upon a proposal to approve and adopt an agreement and plan of merger which provides for the merger of Schuler Reorganization Sub, Inc., a wholly-owned subsidiary of Schuler Holdings, Inc. to be created to effect the merger, with and into Schuler Homes.

    The Schuler Homes board of directors has fixed the close of business on December 1, 2000 as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting.

    A proxy card and a proxy statement/prospectus containing more detailed information about the matter that the Schuler Homes stockholders will consider at the special meeting accompany this notice.

    If you do not specify your vote on the proxy card you return to Schuler Homes, your shares of common stock will be voted FOR the approval and adoption of the agreement and plan of merger. Your failure to return a properly executed proxy card or to vote at the special meeting will have the same effect as a vote against the merger.

    Pursuant to a voting agreement with some of the owners of Western Pacific, the holders of record of shares of Schuler Homes common stock beneficially owned by Mr. Schuler have agreed to vote all of their shares of Schuler Homes common stock in favor of the merger. These shares represent a majority of the outstanding shares of Schuler Homes common stock entitled to vote at the special meeting. Accordingly, approval and adoption of the agreement and plan of merger by Schuler Homes stockholders is assured without the affirmative vote of any other stockholder.

    SCHULER HOMES STOCKHOLDERS HAVE NO DISSENTERS' OR APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER UNDER DELAWARE LAW.

    You are cordially invited to attend the special meeting. Whether or not you plan to attend the special meeting in person, please complete, sign and date the enclosed proxy and mail it promptly to the Secretary in the enclosed envelope.

    THE SCHULER HOMES BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE AGREEMENT AND PLAN OF MERGER.

                                          BY ORDER OF THE BOARD OF DIRECTORS,

                                          Pamela S. Jones
                                          SECRETARY

Honolulu, Hawaii
December   , 2000

                          PROXY STATEMENT / PROSPECTUS
                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
TABLE OF CONTENTS...........................................       i
QUESTIONS AND ANSWERS ABOUT THE MERGER......................       1
  Summary...................................................       3
RISK FACTORS................................................      14
  Risk Factors Relating to the Reorganization...............      14
  Risk Factors Relating to the Homebuilding Business........      17
  Cautionary Statement Regarding Forward Looking
    Statements..............................................      20
THE SPECIAL MEETING.........................................      21
THE REORGANIZATION..........................................      23
  General Description of the Reorganization.................      23
  Background of the Reorganization..........................      23
  Recommendation of Schuler Homes Board of Directors;
    Schuler Homes Reasons for the Reorganization............      26
  Information Provided......................................      27
  Opinion of Schuler Homes' Financial Advisor...............      28
  Accounting Treatment......................................      33
  Listing on the Nasdaq National Market.....................      33
  Federal Securities Law Consequences.......................      33
  Interests of Some Persons in the Reorganization...........      34
  Material Federal Income Tax Consequences..................      35
  Voting Agreement..........................................      36
  Regulatory Approvals......................................      36
THE AGREEMENT AND PLAN OF REORGANIZATION....................      37
  The Merger................................................      37
  The Contribution..........................................      37
  Conversion and Redemption of Shares in Connection with the
    Merger..................................................      37
  Exchange of Stock Certificates in Connection with the
    Merger..................................................      38
  Stock Options.............................................      39
  Convertible Subordinated Debentures and Senior Notes......      39
  Representations and Warranties............................      39
  Covenants.................................................      40
  Conditions to the Reorganization..........................      42
  Termination; Expenses.....................................      44
  Amendment and Waiver......................................      45
  Stockholders Agreement....................................      45
  Registration Rights.......................................      46
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA.......      47
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SCHULER
  HOMES.....................................................      53
MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
  FINANCIAL CONDITION AND CONSOLIDATED RESULTS OF OPERATIONS
  OF SCHULER HOMES..........................................      54
  Background................................................      54
  Results of Operations.....................................      55
  Backlog...................................................      61
  Variability of Results; Other Factors.....................      63
  Liquidity and Capital Resources...........................      64

                                                                PAGE
                                                              --------
  Quantitative and Qualitative Disclosure About Market
    Risk....................................................      65
SELECTED HISTORICAL COMBINED FINANCIAL DATA OF WESTERN
  PACIFIC...................................................      67
MANAGEMENT'S DISCUSSION AND ANALYSIS OF COMBINED FINANCIAL
  CONDITION AND COMBINED RESULTS OF OPERATIONS OF WESTERN
  PACIFIC...................................................      68
  Background................................................      68
  Results of Operations.....................................      68
  Liquidity and Capital Resources...........................      72
  Seasonality and Variability of Results....................      74
  Raw Materials.............................................      74
  Inflation and Interest Rates..............................      74
  Quantitative and Qualitative Disclosure About Market
    Risk....................................................      74
INFORMATION ABOUT SCHULER HOLDINGS..........................      75
  Business..................................................      75
MANAGEMENT..................................................      75
  Directors and Executive Officers..........................      75
  Committees of the Board of Directors......................      77
  Directors Compensation....................................      77
  2000 Stock Incentive Plan.................................      77
  Deferred Compensation Plan................................      79
  Employment Agreements.....................................      79
  Security Ownership of Certain Beneficial Owners and
    Management..............................................      79
  Certain Relationships and Related Transactions............      82
INFORMATION ABOUT SCHULER HOMES.............................      83
  Business..................................................      83
  Homebuilding Industry.....................................      84
  Markets...................................................      85
  Project and Product Descriptions..........................      85
  Land Acquisition and Development..........................      87
  Construction..............................................      89
  Sales and Marketing.......................................      89
  Customer Financing........................................      90
  Warranty Program..........................................      91
  Competition and Other Factors.............................      91
  Government Regulation and Environmental Matters...........      92
  Employees.................................................      93
  Property..................................................      93
  Legal Proceedings.........................................      93
MANAGEMENT..................................................      94
  Director Compensation.....................................      94
  Executive Compensation....................................      94
  Stock Options and Stock Appreciation Rights...............      95
  Option Exercises and Holdings.............................      96
  Compensation Committee Interlocks and Insider
    Participation...........................................      96
  CEO Compensation..........................................      96
  Deferred Compensation Plan................................      97
  Security Ownership of Certain Beneficial Owners and
    Management..............................................      97
  Certain Relationships and Related Transactions............      99
INFORMATION ABOUT WESTERN PACIFIC...........................     100
  Business..................................................     100
  Business Strategy.........................................     100

                                                                PAGE
                                                              --------
  Western Pacific's Operations..............................     100
  Land Position and Acquisition Policies....................     101
  Product Lines.............................................     102
  Construction..............................................     102
  Marketing and Sales.......................................     103
  Customer Financing........................................     104
  Customer Service and Quality Assurance....................     104
  Information Systems.......................................     105
  Competition...............................................     105
  Regulation................................................     106
  Property..................................................     106
  Employees.................................................     106
  Legal Proceedings.........................................     106
MANAGEMENT..................................................     107
  Directors and Executive Officers..........................     107
  Compensation Committee Interlocks and Insider
    Participation...........................................     107
  Executive Compensation....................................     107
  Stock Options.............................................     107
  Employment Agreements.....................................     107
  Security Ownership of Certain Beneficial Owners and
    Management..............................................     108
  Certain Relationships and Related Transactions............     109
DESCRIPTION OF SCHULER HOLDINGS CAPITAL STOCK...............     110
  General...................................................     110
  Common Stock..............................................     110
  Conversion of Class B Common Stock........................     110
  Preferred Stock...........................................     111
  Registrar and Transfer Agent..............................     111
COMPARATIVE RIGHTS OF HOLDERS OF SCHULER HOMES AND SCHULER
  HOLDINGS COMMON STOCK.....................................     112
  General...................................................     112
  Public Market for the Shares..............................     112
  Authorized Shares.........................................     112
  Number of Directors.......................................     112
  Classification of the Boards of Directors; Election of
    Directors...............................................     112
  Voting Rights.............................................     113
  Removal of Directors......................................     114
  Special Meetings..........................................     114
  Stockholder Action by Written Consent.....................     114
  Newly Created Directorships and Vacancies.................     114
  Amendments to Bylaws......................................     115
  Liability and Indemnification of Directors and Officers...     115
LEGAL MATTERS...............................................     117
EXPERTS.....................................................     117
INDEX TO FINANCIAL STATEMENTS...............................     F-1
APPENDIX....................................................     A-1

Appendix A--Agreement and Plan of Reorganization............     A-1
Appendix B--Agreement and Plan of Merger....................     B-1
Appendix C--Opinion of Salomon Smith Barney Inc.............     C-1

                            ------------------------

    Neither we nor Schuler Homes nor Western Pacific has authorized anyone to give you any information or make any representation about the transactions contemplated by the agreement and plan of reorganization or our companies that differs from, or adds to, the information in this document or in our documents that are publicly filed with the Commission. If anyone does give you different or additional information, you should not rely on it.

    If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this document or to ask for proxies, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this document does not extend to you.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

    THE TERMS "WE," "OUR" AND "US" AS USED IN THIS PROXY STATEMENT/PROSPECTUS REFER TO SCHULER HOLDINGS, INC.

Q: WHY IS SCHULER HOMES PROPOSING THE MERGER?

A: The merger is one step in a plan of reorganization which will combine the business and operations of Schuler Homes and Western Pacific. As a result of the merger, the Schuler Homes stockholders will receive one share of our Class A common stock in exchange for each share of Schuler Homes common stock they own. Through receipt of our Class A common stock, the Schuler Homes stockholders will continue to hold an interest in the business currently conducted by Schuler Homes and, once the reorganization is completed, will also hold an interest in the business currently conducted by Western Pacific.

Q: WHY IS SCHULER HOMES COMBINING WITH WESTERN PACIFIC?

A: The board of directors of Schuler Homes believes that the reorganization will enable the combined businesses of Schuler Homes and Western Pacific to further diversify their operations and to have a leading presence in several markets in the western United States, including southern and northern California, Colorado, Hawaii, Washington and Oregon, with a growing presence in Arizona. In the board of directors' view, the reorganization will create a company with significantly greater revenues, earnings, financial resources and capitalization, competitive standing and management expertise and depth compared to each of Schuler Homes and Western Pacific standing alone. You should read the discussion in the section entitled "The Reorganization-- Recommendation of Schuler Homes Board of Directors; Schuler Homes Reasons For The Reorganization" for further information on why Schuler Homes is combining with Western Pacific.

Q: WHAT VOTE IS REQUIRED TO APPROVE THE AGREEMENT AND PLAN OF MERGER?

A: The affirmative vote at the special meeting by the holders of a majority of the outstanding shares of common stock of Schuler Homes entitled to vote is required to approve and adopt the agreement and plan of merger. Pursuant to a voting agreement, with some of the owners of Western Pacific, the holders of record of the shares of Schuler Homes common stock beneficially owned by Mr. Schuler have agreed to vote all of their shares of Schuler Homes common stock in favor of the approval and adoption of the agreement and plan merger. These shares represent a majority of the outstanding shares of Schuler Homes common stock entitled to vote at the special meeting. Accordingly, approval and adoption of the agreement and plan of merger by the Schuler Homes stockholders is assured without the affirmative vote of any other stockholder.

Q: IS THE MERGER CONSIDERATION PAYABLE TO SCHULER HOMES STOCKHOLDERS SUBJECT TO
   ADJUSTMENT?

A: No. No matter what the price of Schuler Homes common stock is on the Nasdaq
   National Market at the time of the merger, the Schuler Homes stockholders will receive one share of Class A common stock of Schuler Holdings for each share of Schuler Homes common stock that they own.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: Before we complete the merger, the Schuler Homes stockholders must approve and adopt the agreement and plan of merger. We will complete the merger as soon as possible after we obtain all the necessary approvals to the merger and all of the other conditions to closing the agreement and plan of reorganization are met, subject to deadlines, which may be extended under specific circumstances, in the agreement and plan of reorganization. We hope the merger will occur in January 2001, but we cannot assure you as to when or if the merger will occur.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO SCHULER HOMES STOCKHOLDERS?

A: Schuler Homes intends that the Schuler Homes stockholders will not recognize gain or loss for United States federal income tax purposes in the merger. You should read the discussion in the section entitled "The
   Reorganization--Federal Income Tax Consequences" for further information on the tax consequences of the reorganization, including the merger.

Q: WHAT DO I NEED TO DO NOW?

A: After you have finished reading this document, please complete the enclosed proxy card and return it to Schuler Homes. Indicate on your proxy card how you want to vote, sign it and mail it in the enclosed prepaid return envelope as soon as possible, so that your shares may be represented and voted at the special stockholders meeting.

Q: IF MY BROKER HOLDS MY SHARES IN "STREET NAME," WILL MY BROKER VOTE MY SHARES
   FOR ME?

A: No. If you do not instruct your broker how to vote, your shares will not be voted. Your broker will only vote your shares if you follow the directions your broker will provide to you regarding how to vote your shares.

Q: CAN I CHANGE MY VOTE AFTER I HAVE DELIVERED MY SIGNED PROXY CARD?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can revoke your own proxy. Second, you can submit a new proxy. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the Secretary of Schuler Homes before the special meeting. If your shares are held in an account at a brokerage firm or bank, you should contact the firm or bank to change your vote. Third, if you are a holder of record, you can attend the special meeting and vote in person.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES AT THIS TIME?

A: No. After the merger is completed, we will send the Schuler Homes stockholders written instructions for exchanging their Schuler Homes stock certificates for our stock certificates.

Q: AM I ENTITLED TO APPRAISAL RIGHTS?

A: Under Delaware law, you are not entitled to dissenters' or appraisal rights.

Q: WHERE WILL MY SHARES OF CLASS A COMMON STOCK OF SCHULER HOLDINGS BE LISTED?

A: We intend to apply to list our Class A common stock on the Nasdaq National
   Market under the symbol "SHLR."

Q: I HAVE OTHER QUESTIONS. WHO CAN ANSWER THEM?

A: If you are a Schuler Homes stockholder and you have additional questions, you should contact:

                              Schuler Homes, Inc.
                        828 Fort Street Mall, 4th Floor
                             Honolulu, Hawaii 96813
                     Attention: Pamela S. Jones, Secretary
                                 (808) 521-5661
                              e-mail: pam@shlr.com

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. WE URGE YOU TO READ THE ENTIRE PROXY STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS REFERRED TO IN THIS DOCUMENT CAREFULLY, INCLUDING THE SECTION ENTITLED "RISK FACTORS" AND THE FINANCIAL STATEMENTS OF SCHULER HOMES AND WESTERN PACIFIC AND RELATED NOTES, FOR A MORE COMPLETE UNDERSTANDING OF OUR BUSINESS AND THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT. THE AGREEMENT AND PLAN OF REORGANIZATION IS ATTACHED TO THIS DOCUMENT AS APPENDIX A AND THE AGREEMENT AND PLAN OF MERGER IS ATTACHED TO THIS DOCUMENT AS APPENDIX B. EACH IS INCORPORATED IN ITS ENTIRETY INTO THIS DOCUMENT BY REFERENCE.

    THE TERMS "WE," "OUR" AND "US" AS USED IN THIS PROXY STATEMENT/PROSPECTUS REFER TO SCHULER HOLDINGS, INC.

                                 THE COMPANIES


Schuler Holdings, Inc.                 828 Fort Street Mall, Fourth Floor
  (see page 75)                        Honolulu, Hawaii 96813
                                       (808) 521-5661

                                       We are a newly formed corporation and have not conducted any business operations to date, other than the granting of
                                       stock options. After the reorganization, our business will be the combined businesses currently conducted separately by
                                       Schuler Homes and Western Pacific. After the completion of the reorganization, we will change our name to "Schuler
                                       Homes, Inc."

Schuler Homes, Inc.                    828 Fort Street Mall, 4th Floor
  (see page 83)                        Honolulu, Hawaii 96813
                                       (808) 521-5661

                                       Schuler Homes designs, constructs, markets and sells
                                       single-family residences, townhomes and condominiums
                                       primarily to entry-level and first-time move-up buyers.
                                       Schuler Homes operates in Hawaii, Colorado, California,
                                       Oregon, Washington and Arizona. After the completion of the reorganization, Schuler Homes will change its name to
                                       "Schuler Residential, Inc."

Western Pacific Housing                300 Continental Blvd., Suite 390
  (see page 100)                       El Segundo, California 90245
                                       (310) 648-7200

                                       Western Pacific Housing designs, constructs, markets and
                                       sells single-family homes designed for a broad range of
                                       entry level and move-up home buyers. Western Pacific
                                       operates in the major metropolitan areas of southern and
                                       northern California.

                                       The term "Western Pacific" as used in this proxy statement/
                                       prospectus refers to the combined business operations of
                                       Western Pacific Housing Development Limited Partnership,
                                       Western Pacific Housing Development II Limited Partnership
                                       and WPH-Porter, LLC, all three of which do business under
                                       the name "Western Pacific Housing." The term "Western
                                       Pacific owners" refers to the owners of the partnership
                                       interests and membership interests in these three Western
                                       Pacific entities. The Western Pacific owners

                                       have formed WPH-Schuler, LLC, a limited liability company, to which they will contribute all of the ownership interests they hold in the three Western Pacific entities. In
                                       connection with the reorganization, WPH-Schuler will
                                       contribute all of the ownership interests it then holds in these three Western Pacific entities to us in exchange for shares of our Class B common stock. Western Pacific
                                       anticipates that WPH-Schuler will not conduct any business operations other than owning our common stock.

                                        THE REORGANIZATION

The Reorganization                     The merger is the first step in the reorganization which
  (see page 23)                        will combine the businesses of Schuler Homes and Western
                                       Pacific. In the merger, Schuler Reorganization Sub, a
                                       wholly-owned subsidiary we will form to effect the merger, will merge with Schuler Homes and Schuler Homes will become our wholly-owned subsidiary. As a result of the merger, each share of Schuler Homes issued and outstanding common stock will be converted into the right to receive one share of our
                                       Class A common stock.

                                       On the next business day after the effective date of the
                                       merger, WPH-Schuler will contribute all of its ownership
                                       interests in Western Pacific to us. In exchange, we will
                                       issue to WPH-Schuler and to Bankers Trust Company, one of
                                       Western Pacific's lenders, an aggregate number of shares of our Class B common stock equal to the number of shares of
                                       our Class A common stock we issue to the Schuler Homes
                                       stockholders as a result of the merger.

                                       After the reorganization, we will have a board of directors composed of some of the members of the board of directors of
                                       Schuler Homes, certain representatives of the Western
                                       Pacific owners and two new outside directors. James K.
                                       Schuler and Eugene S. Rosenfeld will be Co-Chairmen of our board of directors. Mr. Schuler will also serve as our
                                       President and Chief Executive Officer.

Special Meeting of the                 Completion of the reorganization and the merger is
  Schuler Homes                        conditioned upon, among other things, the approval and
  Stockholders                         adoption of the agreement and plan of merger by the Schuler
  (see page 21)                        Homes stockholders at the special meeting to be held
                                       January 4, 2001.

Record Date, Outstanding               Only holders of record of Schuler Homes common stock at the
  Shares and Required Vote             close of business on December 1, 2000 will be entitled to
  (see page 21)                        vote at the special meeting. As of December 1, 2000, there were 20,137,642 shares of Schuler Homes common stock
                                       outstanding. The approval and adoption of the agreement and plan of merger at the special meeting of the Schuler Homes stockholders requires the affirmative vote of the holders of a majority of the outstanding shares of Schuler Homes common stock entitled to vote at the meeting. As of December 1,
                                       2000, Mr. Schuler beneficially owned approximately 51.8% of the outstanding shares of Schuler Homes common stock. The
                                       holders of record of the shares of Schuler Homes common
                                       stock beneficially owned by Mr. Schuler have agreed to vote all of their shares of Schuler Homes common stock in favor of the

                                       approval and adoption of the agreement and plan of merger.
                                       These shares represent a majority of the outstanding shares of the Schuler Homes common stock entitled to vote at the
                                       special meeting. Accordingly, approval and adoption of the agreement and plan of merger by the Schuler Homes
                                       stockholders is assured without the affirmative vote of any other stockholder.

Recommendation of the                  The board of directors of Schuler Homes has concluded that
  Schuler Homes Board of               the reorganization and the merger are in the best interests
  Directors; Schuler Homes             of the Schuler Homes stockholders and has recommended to the
  Reasons for the Reorganization       Schuler Homes stockholders that they approve and adopt the
  (see page 26)                        agreement and plan of merger at the special meeting.

                                       The Schuler Homes board of directors believes that the
                                       reorganization will create a company with significantly
                                       greater revenues, earnings, financial resources and
                                       capitalization, competitive standing and management
                                       expertise and depth compared to each of Schuler Homes and
                                       Western Pacific standing alone.

Opinion of Schuler Homes'              In connection with the reorganization, Salomon Smith Barney
  Financial Advisor                    Inc., Schuler Homes' financial advisor, delivered a written
  (see page 28)                        opinion dated September 12, 2000 to the Schuler Homes board of directors as to the fairness, from a financial point of view, to Schuler Homes of the equity ownership in Schuler
                                       Holdings that WPH-Schuler and Bankers Trust Company will
                                       receive in the reorganization. THIS OPINION IS ADDRESSED TO
                                       THE SCHULER HOMES BOARD OF DIRECTORS AND IS NOT A
                                       RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW TO VOTE ON THE
                                       MERGER. We have attached this opinion to this document as
                                       Appendix C. You should read this opinion carefully in its
                                       entirety.

               OVERVIEW OF SOME OF THE TERMS AND CONSEQUENCES OF THE REORGANIZATION

Exchange of Stock                      As soon as practicable after the merger becomes effective, a
  Certificates in                      form letter of transmittal and instructions will be mailed
  Connection with the Merger           to each Schuler Homes stockholder of record. The letter of
  (see page 38)                        transmittal will instruct you on how to surrender your
                                       Schuler Homes stock certificates and receive our Class A
                                       common stock certificates in exchange.

                                       DO NOT SEND IN YOUR CERTIFICATES UNTIL YOU RECEIVE THE
                                       LETTER OF TRANSMITTAL.

Stock Options                          All unexercised options for the purchase of Schuler Homes
  (see page 39)                        common stock will be converted into options to purchase our
                                       Class A common stock on the same terms and conditions,
                                       including number of shares and exercise prices, if the
                                       merger becomes effective.

Convertible Subordinated               If the reorganization occurs, we will enter into a
  Debentures and                       supplemental indenture together with Schuler Homes and the
  Senior Notes                         trustee with respect to the outstanding $57.5 million of
  (see page 39)                        convertible subordinated debentures due 2003 previously
                                       issued by Schuler Homes. The supplemental indenture will
                                       provide that the debentures, which are currently convertible into Schuler Homes common stock, will become convertible
                                       into our Class A common stock. The

                                       convertible subordinated debentures, however, will remain
                                       the obligation of Schuler Homes. The obligations of Schuler
                                       Homes with respect to its outstanding $100.0 million of
                                       senior notes due 2008 will remain with Schuler Homes upon
                                       completion of the reorganization. In the event that Schuler
                                       Homes is merged into us subsequent to the effective date of the merger, we will assume all of the obligations of Schuler
                                       Homes with respect to its convertible subordinated
                                       debentures and senior notes.

Stockholders Agreement                 Upon the closing of the reorganization, our principal
  (see page 45)                        stockholders and most of the beneficial owners of our Class
                                       B common stock will enter into a stockholders agreement that will, among other things, restrict their ability to transfer shares of our common stock they hold. In addition, under the stockholders agreement, following the automatic conversion of all of our Class B common stock into Class A common
                                       stock, if some of our stockholders own at least one-ninth of the shares of our issued and outstanding Class A common
                                       stock, those persons will be entitled to designate one or
                                       more nominees for our board of directors.

Registration Rights                    Upon the closing of the reorganization, our principal
  Agreement                            stockholders and most of the beneficial owners of our Class
  (see page 46)                        B common stock will enter into a registration rights
                                       agreement with us that will require us to register shares of
                                       Class A common stock. The registration rights agreement will also restrict those stockholders' ability to transfer their shares of our common stock under some circumstances.

Listing on the Nasdaq                  We intend to apply for listing of our Class A common stock
  National Market                      on the Nasdaq National Market under the symbol "SHLR." Our
  (see page 33)                        Class B common stock will not be listed on the Nasdaq
                                       National Market or otherwise.

Material Federal Income Tax            Schuler Homes intends that the merger will be treated as a
  Consequences                         "reorganization" within the meaning of Section 368(a) of the
  (see page 35)                        Internal Revenue Code. The effect of the Schuler Homes
                                       merger so qualifying will be that Schuler Homes and its
                                       stockholders who exchange their shares for shares of our
                                       Class A common stock will generally not recognize gain or
                                       loss for United States federal income tax purposes in
                                       connection with the merger.

                                       You should read the discussion in the section entitled "The
                                       Reorganization--Material Federal Income Tax Consequences"
                                       for further information about the tax consequences of the
                                       merger. The tax consequences to you will depend on the facts of your own situation. Please consult your tax advisor as to the specific tax consequences to you of the merger.

No Solicitation                        The agreement and plan of reorganization prevents Schuler
  (see page 41)                        Homes and the Western Pacific owners and their directors and officers from soliciting, negotiating or accepting any
                                       proposals or offers for a merger, consolidation, or other
                                       business combination with a third party.

                                       Additionally, pursuant to a voting agreement with some of
                                       the Western Pacific owners, the holders of record of the
                                       shares of Schuler Homes common stock beneficially owned by
                                       Mr. Schuler have agreed not to solicit, negotiate, transfer or sell any of their shares of Schuler Homes common stock
                                       until after the merger.

Conditions to the Reorganization       Completion of the transactions contemplated by the agreement
  (see page 42)                        and plan of reorganization, including the merger and the
                                       contribution, is subject to conditions, including:

                                           - the approval and adoption of the agreement and plan of
                                             merger by the Schuler Homes stockholders

                                           - the effectiveness of the registration statement of
                                           which this proxy-statement/prospectus is a part

                                           - the listing on the Nasdaq National Market of the
                                           shares of our Class A common stock to be issued in
                                             connection with the merger

                                           - the receipt by Schuler Homes and Western Pacific of
                                             consents to the reorganization from the other parties
                                             to some of their lending agreements

Termination; Expenses                  Schuler Homes and the Western Pacific owners may mutually
  (see page 44)                        agree in writing to terminate the agreement and plan of
                                       reorganization at any time without completing the merger or the other transactions contemplated by that agreement,
                                       regardless of the approval and adoption of the agreement and plan of merger by the Schuler Homes stockholders.

                                       In addition, either Schuler Homes or the Western Pacific
                                       owners may terminate the agreement and plan of
                                       reorganization if:

                                           - the merger has been legally prohibited

                                           - the reorganization has not been completed by January
                                           31, 2001, or February 28, 2001 if either Schuler Homes
                                             or Western Pacific exercises its rights to extend this
                                             termination date

                                           - if the other party materially breaches its
                                           representations or materially fails to comply with its
                                             obligations under the agreement and plan of
                                             reorganization and does not cure its breach or failure
                                             to comply within 30 days after being notified of the
                                             breach

                                           - the requisite vote of the Schuler Homes stockholders
                                           is not obtained at the special meeting

Interests of Some Persons in           Some of the directors and executive officers of Schuler
  the Reorganization                   Homes and Western Pacific have interests in the
  (see page 34)                        reorganization other than through stock ownership. These
                                       interests include employment agreements, stock options,
                                       registration rights and their appointment as members of our board of directors or one of our executive officers. You
                                       should be aware of these interests.

Accounting Treatment                   We expect the merger of Schuler Homes with Schuler
  (see page 33)                        Reorganization Sub to be accounted for on a historical cost basis and the contribution to be treated as a "purchase" by us of Western Pacific for accounting purposes. Under this
                                       method, the Western Pacific assets acquired and liabilities assumed will be recorded on our balance sheet at their fair market value when the reorganization is completed.

Comparative Rights of                  Although we and Schuler Homes are both incorporated under
  Holders of Schuler                   the laws of Delaware, there are certain differences in the
  Homes and Schuler                    rights of the stockholders of the two companies by virtue of
  Holdings Common Stock                differences in their respective certificates of
  (see page 112)                       incorporation and bylaws. Following the merger, the Schuler
                                       Homes stockholders will be subject to the terms of our
                                       certificate of incorporation and bylaws. Under our
                                       certificate of incorporation, the holders of our Class A
                                       common stock will initially be entitled to elect five out of our nine directors and the holders of our Class B common
                                       stock will initially be entitled to elect the remaining four directors. In addition, holders of our Class A common stock and holders of our Class B common stock will vote separately as a class to approve some extraordinary transactions and
                                       some amendments of our certificate of incorporation. On most other matters, holders of our Class A common stock will have one vote per share and holders of our Class B common stock will have one-half vote per share. Our Class B common stock will automatically convert into our Class A common stock if, among other things, it is transferred to anyone other than a beneficial owner of our Class B common stock as of the date the reorganization is completed.

Regulatory Approvals                   No federal or state regulatory approvals must be obtained in connection with the reorganization, including the merger and the contribution.

Dissenters' Rights                     Under Delaware law, the Schuler Homes stockholders have no dissenters' or appraisal rights in connection with the
                                       merger.

    SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SCHULER HOMES

    The following summary selected consolidated financial data of Schuler Homes are derived from Schuler Homes' consolidated financial statements and the related notes, and other financial data of Schuler Homes included elsewhere in this document. These historical results are not necessarily indicative of the results to be expected in the future. You should read the section entitled "Selected Historical Consolidated Financial Data of Schuler Homes" and the financial statements and the related notes to those statements included elsewhere in this document in conjunction with the information contained in this table.


                                                                YEAR ENDED                         NINE MONTHS ENDED
                                                               DECEMBER 31,                          SEPTEMBER 30,
                                           ----------------------------------------------------   -------------------
                                             1999       1998       1997       1996       1995       2000       1999
                                           --------   --------   --------   --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Residential real estate sales............  $506,778   $282,902   $229,624   $ 93,645   $132,897   $494,283   $355,851
Cost and expenses:
  Residential real estate sales..........   403,684    225,370    184,843     76,612    101,356    380,759    282,436
  Selling and commissions................    31,747     19,124     17,268      7,767      7,333     29,265     22,623
  General and administrative.............    25,481     16,008     13,596      4,179      4,167     26,291     18,400
                                           --------   --------   --------   --------   --------   --------   --------
    Total costs and expenses.............   460,912    260,502    215,707     88,558    112,856    436,315    323,459
                                           --------   --------   --------   --------   --------   --------   --------
Non-cash charge for impairment of
  long-lived assets......................        --         --         --     23,910      9,405     36,398(1)       --
                                           --------   --------   --------   --------   --------   --------   --------
    Operating income (loss)..............    45,866     22,400     13,917    (18,823)    10,636     21,570     32,392
Income (loss) from unconsolidated joint
  ventures...............................     1,322      2,435       (136)       157        967      1,069        893
Minority interest in pretax income of
  consolidated subsidiary................      (444)        --         --         --         --       (777)      (272)
Other income (expense)...................    (4,851)    (4,243)    (4,261)        (9)       462     (6,151)    (3,492)
                                           --------   --------   --------   --------   --------   --------   --------
Income (loss) before provision for income
  taxes..................................    41,893     20,592      9,520    (18,675)    12,065     15,711     29,521
Provision (credit) for income taxes......    16,173      7,876      3,634     (7,289)     4,703      5,881     11,360
                                           --------   --------   --------   --------   --------   --------   --------
Net income (loss)........................  $ 25,720   $ 12,716   $  5,886   $(11,386)  $  7,362   $  9,830   $ 18,161
                                           ========   ========   ========   ========   ========   ========   ========
Net income (loss) per share (basic)......  $   1.29   $   0.63   $   0.29   $  (0.55)  $   0.35   $   0.49   $   0.91
                                           ========   ========   ========   ========   ========   ========   ========
Net income (loss) per share (diluted)....  $   1.28   $   0.63   $   0.29   $  (0.55)  $   0.35   $   0.49   $   0.91
                                           ========   ========   ========   ========   ========   ========   ========



                                                            AS OF DECEMBER 31,                    AS OF SEPTEMBER 30,
                                           ----------------------------------------------------   -------------------
                                             1999       1998       1997       1996       1995       2000       1999
                                           --------   --------   --------   --------   --------   --------   --------
                                                                     (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash.....................................  $  6,673   $  4,915   $  3,842   $  1,619   $  6,147   $  3,206   $  6,673
Inventories..............................   436,305    325,166    291,081    238,358    247,506    458,998    436,305
Total assets.............................   490,466    385,543    340,571    268,947    273,370    527,958    490,466
Revolving credit facility................    78,183     17,365     91,077     44,690     36,781     86,575     78,183
9% Senior Notes due 2008.................    98,671     98,512         --         --         --     98,791     98,671
6.50% Convertible Subordinated Debentures
  due 2003...............................    57,500     57,500     57,500     57,500     57,500     57,500     57,500
Other debt...............................     2,409      3,954      2,627         --         --     10,603      2,409
Total debt...............................   236,763    177,331    151,204    102,190     94,281    253,469    236,763
Total stockholders' equity...............   201,148    175,555    163,355    157,465    173,851    211,113    201,148



(1) In contemplation of the reorganization, Schuler Homes plans to increase its product offerings in Hawaii by adding projects in various areas of the Hawaiian islands, while reducing its investment in longer term land parcels in areas where it has a concentration of land. The change in strategy resulted in the recognition of a non-cash charge for impairment of long-lived assets of approximately $36.4 million, or $22.2 million net of taxes, during the nine months ended September 30, 2000. This charge is a non-recurring item and is not indicative of future operating results.

     SUMMARY SELECTED HISTORICAL COMBINED FINANCIAL DATA OF WESTERN PACIFIC

    The following summary selected financial data of Western Pacific are derived from Western Pacific's combined financial statements and the related notes, and other financial data of Western Pacific included elsewhere in this document. These historical results are not necessarily indicative of the results to be expected in the future. You should read the section entitled "Selected Historical Combined Financial Data of Western Pacific" and the financial statements and the related notes to those statements included elsewhere in this document in conjunction with the information contained in this table.


                                                                                                   SIX MONTHS ENDED
                                                           YEAR ENDED MARCH 31,                      SEPTEMBER 30,
                                           ----------------------------------------------------   -------------------
                                             2000       1999       1998       1997       1996       2000       1999
                                           --------   --------   --------   --------   --------   --------   --------
                                                                     (DOLLARS IN THOUSANDS)
COMBINED STATEMENT OF INCOME DATA:
  Revenues...............................  $535,019   $423,313   $192,894   $ 78,687   $47,079    $165,960   $184,406
  Cost of sales..........................   428,163    346,858    162,501     65,870    37,796     136,043    151,250
                                           --------   --------   --------   --------   -------    --------   --------
    Gross profit.........................   106,856     76,455     30,393     12,817     9,283      29,917     33,156
  Selling, general and administrative
    expenses.............................    54,150     39,037     20,587     11,825     9,152      20,687     19,155
                                           --------   --------   --------   --------   -------    --------   --------
    Operating income.....................    52,706     37,418      9,806        992       131       9,230     14,001
  Interest and other income (expense),
    net..................................       140        (71)       487        452       456         735        147
  Lenders' profit participation..........    (5,836)    (6,577)      (546)      (451)     (108)       (880)    (2,773)
  Minority interests in income (loss) of
    consolidated joint ventures..........    (5,385)   (10,479)    (2,312)       338        (8)     (1,789)    (3,072)
                                           --------   --------   --------   --------   -------    --------   --------
  Net income(1)..........................  $ 41,625   $ 20,291   $  7,435   $  1,331   $   471    $  7,296   $  8,303
                                           ========   ========   ========   ========   =======    ========   ========



                                                             AS OF MARCH 31,                      AS OF SEPTEMBER 30,
                                           ----------------------------------------------------   -------------------
                                             2000       1999       1998       1997       1996       2000       1999
                                           --------   --------   --------   --------   --------   --------   --------
                                                                     (DOLLARS IN THOUSANDS)
COMBINED BALANCE SHEET DATA:
  Cash and cash equivalents..............  $ 36,652   $ 28,916   $ 11,891   $  4,807   $ 6,166    $ 11,685   $ 19,383
  Residential real estate projects under
    development..........................   330,349    268,802    169,453    142,993    84,079     459,666    311,354
  Total assets...........................   394,938    309,451    183,703    149,798    92,508     499,002    344,882
  Revolving credit facility..............    73,017     34,851     42,917     30,626     8,160     143,433     73,577
  Subordinated notes payable.............    35,000     34,855     24,180     23,843    23,231      35,000     35,000
  Other debt.............................   103,990    115,128     51,882     44,713    23,547     105,708    115,469
  Total debt.............................   212,007    184,834    118,979     99,182    54,938     307,773    224,046
  Minority interests.....................     7,317     12,610      3,940      7,486     3,427       6,032      8,786
  Partners' capital......................   114,577     72,952     37,149     29,928    28,797     121,873     81,255


--------------------------

(1) Western Pacific consists of partnerships and limited liability companies. Each partner and member reflects its share of taxable income on a separate tax return. Accordingly, no provision for income taxes has been included in Western Pacific's combined financial statements.

         SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


    The table below presents unaudited pro forma condensed combined financial data for us for the year ended December 31, 1999 and as of and for the nine months ended September 30, 2000. As a result of the different existing fiscal year-ends of December 31 for Schuler Homes and March 31 for Western Pacific, the summary unaudited pro forma condensed combined statement of income data for the year ended December 31, 1999 includes the actual operations of Schuler Homes for the year ended December 31, 1999 and the actual operations of Western Pacific for the year ended March 31, 2000. You should read the section entitled "Unaudited Pro Forma Condensed Combined Financial Data" in conjunction with the information contained in this table.



                                                                      PRO FORMA
                                                  PRO FORMA          NINE MONTHS
                                                 YEAR ENDED             ENDED
                                              DECEMBER 31, 1999   SEPTEMBER 30, 2000
                                              -----------------   ------------------
STATEMENT OF INCOME DATA:

Revenues....................................     $1,041,797            $916,208

Income before minority interests in income
  of consolidated joint ventures and
  provision for income taxes................         85,479              54,764

Net income..................................         47,255              29,886

Weighted average shares outstanding:

  Basic.....................................         40,136              40,240

  Diluted...................................            N/A                 N/A

Net income per share:

  Basic.....................................     $     1.18            $   0.74

  Diluted...................................           1.18                0.74



                                                                  PRO FORMA
                                                                    AS OF
                                                              SEPTEMBER 30, 2000
                                                              ------------------
BALANCE SHEET DATA:

Cash and cash equivalents...................................      $    9,891

Inventories.................................................         918,664

Assets......................................................       1,054,728

Debt........................................................         581,242

Stockholders' equity........................................         337,980

                       COMPARATIVE PER SHARE INFORMATION


    We have summarized below the per share information for Schuler Homes on a historical basis and on an unaudited equivalent pro forma basis for Western Pacific and us. Schuler Homes did not pay any dividends on its common stock during the periods below. Western Pacific includes the combined business operations of three entities with varying partnership and membership percentage interests, but no common denominator measure of ownership interest such as shares or units. There is no established public trading market for the partnership and membership interests in Western Pacific. As such, the historical per share information of Western Pacific is not presented below.


    This information is only a summary and you should read it in conjunction with the selected consolidated historical financial data of Schuler Homes and selected combined historical financial data of Western Pacific, the condensed combined pro forma financial data and the separate financial statements of Schuler Homes and Western Pacific and related notes included in this proxy statement/ prospectus.


                                                                         NINE MONTHS
                                    YEAR ENDED         YEAR ENDED           ENDED
                                 DECEMBER 31, 1999   MARCH 31, 2000   SEPTEMBER 30, 2000
                                 -----------------   --------------   ------------------
HISTORICAL--SCHULER HOMES:

Net income per share--basic....       $ 1.29                                $ 0.49

Net income per
  share--diluted...............       $ 1.28                                $ 0.49

Book value per share...........       $10.01                                $10.49

EQUIVALENT PRO FORMA--WESTERN
  PACIFIC

Net income per share--basic and
  diluted(1)...................                          $1.23              $ 1.11

Book value per share(2)........                          $5.69              $ 6.05

EQUIVALENT PRO FORMA
  COMBINED--SCHULER HOLDINGS:

Net income per share--basic....       $ 1.18                                $ 0.74

Net income per
  share--diluted...............       $ 1.18                                $ 0.74

Book value per share(3)........                                             $ 8.39


------------------------


(1) The equivalent pro forma Western Pacific net income per share information assumes the issuance of 20,137,642 shares of our Class B common stock in connection with the contribution and a provision for income taxes assuming an effective rate of 40.72%.



(2) The equivalent pro forma book value per share for Western Pacific was calculated by dividing the historical partners' capital by the 20,137,642 shares to be issued to WPH-Schuler and to Bankers Trust Company in connection with the reorganization.



(3) Our equivalent pro forma book value per share was calculated by dividing pro forma stockholders' equity of $338.0 million as of September 30, 2000, by 40,275,284, which represents the estimated total number of shares of our Class A and Class B common stock to be issued in connection with the reorganization.

                          MARKET PRICES AND DIVIDENDS

    MARKET PRICES

    Schuler Homes' common stock has been quoted on the Nasdaq National Market under the symbol "SHLR" since March 20, 1992. The following table shows the high and low sales prices for the Schuler Homes common stock for the periods indicated, as reported by the Nasdaq National Market. These prices do not include retail markups, markdowns or commissions.

                                                               HIGH       LOW
                                                             --------   --------
1998
  Quarter ended March 31, 1998.............................  $ 9.500     $6.250
  Quarter ended June 30, 1998..............................   10.125      7.250
  Quarter ended September 30, 1998.........................    9.250      6.250
  Quarter ended December 31, 1998..........................    8.000      5.875
1999
  Quarter ended March 31, 1999.............................  $ 9.000     $5.875
  Quarter ended June 30, 1999..............................    8.875      5.750
  Quarter ended September 30, 1999.........................    8.000      6.000
  Quarter ended December 31, 1999..........................    7.750      6.000
2000
  Quarter ended March 31, 2000.............................  $ 6.813     $5.250
  Quarter ended June 30, 2000..............................    6.688      5.562
  Quarter ended September 30, 2000.........................   12.000      5.938
  October 1, 2000 through December   , 2000................

    The closing sale price of Schuler Homes' common stock as reported on the Nasdaq National Market on September 12, 2000, the last full trading day before Schuler Homes and Western Pacific announced the proposed reorganization, was
$9.000 per share. On December   , 2000, the closing sale price of Schuler Homes'
common stock as reported on the Nasdaq National Market was $               per
share. As of December   , 2000, there were       holders of record of Schuler
Homes' common stock. Schuler Homes estimates that as of December   , 2000, there
were approximately       beneficial holders of Schuler Homes' common stock.

    DIVIDENDS

    Schuler Homes did not pay any cash dividends on its common stock in the year ended December 31, 1999 or to date since then.

    We expect to retain all future earnings to finance the continuing development of our business and, therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of any future dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, the success of our development activities, our capital requirements, our general financial condition and general business conditions.

                                  RISK FACTORS

    THE TERMS "WE," "OUR" AND "US" AS USED IN THIS PROXY STATEMENT/PROSPECTUS REFER TO SCHULER HOLDINGS, INC.

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS:

RISK FACTORS RELATING TO THE REORGANIZATION

OUR ABILITY TO INTEGRATE AND OPERATE THE COMBINED COMPANIES FOLLOWING THE REORGANIZATION ON A MORE PROFITABLE BASIS IS UNCERTAIN.

    Our ability to be more profitable than the Schuler Homes and Western Pacific businesses operating individually will depend on our ability to integrate Schuler Homes and Western Pacific successfully and to increase revenues and reduce outstanding debt. Western Pacific's current business operations are located in California. Schuler Homes' current business operations are located in Hawaii, Colorado, California, Oregon, Washington and Arizona. The reorganization will substantially increase our size, the number of people employed, the jurisdictions in which our operations will be located and our capital requirements. Consequently, we may not have adequate experience, capital resources, information systems or personnel to manage the combined operations of Schuler Homes and Western Pacific effectively.

    You should consider several risks we will encounter while attempting to integrate the combined operations of Schuler Homes and Western Pacific, including:

    - diversion of our attention from other business concerns

    - potential incompatibility of the business cultures of Schuler Homes and Western Pacific

    - interruption of the business and operations of Schuler Homes and Western Pacific

    - potential difficulties in converting and integrating Schuler Homes' and Western Pacific's accounting and management information systems

    Our management may be unable to integrate the businesses without encountering the difficulties described above, and we may not achieve the results of operations and financial position we expect.

WE MAY BE UNABLE TO RETAIN KEY OPERATIONAL MANAGEMENT OF SCHULER HOMES OR WESTERN PACIFIC.

    Our success in integrating and conducting the business operations of Schuler Homes and Western Pacific will be highly dependent upon our ability to retain the continuing service of Schuler Homes' president and chief executive officer, James K. Schuler, Western Pacific's Chief Executive Officer, Eugene S. Rosenfeld, Western Pacific's President and Chief Operating Officer, Craig A. Manchester, as well as other key management personnel. In particular, the loss of the services of Mr. Schuler, Mr. Rosenfeld or Mr. Manchester could have a material adverse effect on us. There is intense competition to attract and retain management and key employees in the markets where our operations are conducted, particularly in strong homebuilding markets like California. We believe we will be able to retain substantially all of the key management personnel of Schuler Homes and Western Pacific. We cannot assure you, however, that we will be able to do so. The loss of the services of one or more key management employees during the transition period, or our inability to attract and retain qualified personnel on an ongoing basis, could have a material adverse effect on our financial condition and results of operations.

WE WILL HAVE A SIGNIFICANT AMOUNT OF DEBT AFTER COMPLETION OF THE REORGANIZATION WHICH MAY INCREASE OUR VULNERABILITY TO A DECREASE IN REVENUES OR CASH FLOW AND MAY AFFECT OUR ABILITY TO PAY OUR DEBT.



    On a pro forma combined basis, as of September 30, 2000 we would have had approximately $581.2 million of debt, approximately $9.9 million of cash and cash equivalents, approximately $1,054.7 million of total assets and approximately $338.0 million of stockholders' equity. You should read the discussions under the heading "Unaudited Pro Forma Condensed Combined Financial Data" for further information on our financial results on a pro forma basis.


    Our high level of debt could:

    - limit our ability to obtain additional financing to fund future growth and further develop our business

    - limit our ability to obtain additional financing for working capital purposes, for capital expenditures, for debt service requirements or for other purposes

    - limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal payments and pay interest costs

    - increase our vulnerability to adverse economic and industry conditions

    - increase our vulnerability to interest rate increases because borrowings under our lending agreements are at variable interest rates


    Our ability to satisfy our debt obligations will depend upon, among other things, our future operating performance and our ability to refinance debt when necessary. Each of these factors is to a large extent dependent on economic, financial, competitive and other factors beyond our control. We may not generate cash flow or obtain funding sufficient to satisfy our debt service requirements.


THE FORMER STOCKHOLDERS OF SCHULER HOMES WILL SHARE VOTING POWER IN OUR COMPANY WITH THE WESTERN PACIFIC OWNERS AND MR. SCHULER WILL BE ABLE TO EXERCISE CONTROL OVER OUR BUSINESS.

    Immediately following completion of the reorganization, we will have issued and outstanding an equal number of shares of Class A common stock and Class B common stock. Since the stockholders of Schuler Homes will receive in the merger only shares of Class A common stock and none of the Class B common stock, voting power in our company will be shared between the former stockholders of Schuler Homes and the former owners of Western Pacific. However, the holders of the Class A common stock will elect a majority of the board of directors of our company. Also, so long as the Class B common stock is outstanding, we cannot engage in certain extraordinary transactions, such as a merger or sale of substantially all of our assets, unless the holders of a majority of the voting power of both the Class A common stock and the Class B common stock approve the transaction. Finally, on all other matters submitted to stockholders for a vote, other than matters requiring a class vote under applicable law or an amendment of our certificate of incorporation which would affect the rights of one of the classes of common stock, the Class A common stock will have greater voting power than the Class B common stock because the Class A common stock will have one vote per share and the Class B common stock will have one-half a vote per share.

    Initially, Mr. Schuler, by virtue of his beneficial ownership of a majority of our outstanding shares of Class A common stock, will have the power to elect all of the directors that will be elected by the holders of our Class A common stock. Thus, he will be able to elect a majority of our board of directors and thereby exercise control over our business and affairs. Mr. Schuler also will have, because of his beneficial ownership of shares of our Class A common stock and as he does today with respect to Schuler Homes, the ability to prevent a sale of our company in a transaction which he opposes.

    In contrast, the holders of the Class B common stock will not be able to cause our company to take any action which is opposed by the holders of Class A common stock. While the Class B common stock will have representation on our board of directors and the holders of a majority of our Class B common stock must approve some extraordinary transactions, the holders of our Class B common stock will not be able to influence the business and affairs of our company without the concurrence of the holders of a majority of the voting power of our Class A common stock. Moreover, since Mr. Schuler will own a majority of the voting power of the Class A common stock, the ability of our Class B common stockholders to influence our company will effectively require Mr. Schuler's approval.

SALES OF A SUBSTANTIAL NUMBER OF SHARES OF OUR CLASS A COMMON STOCK ISSUED UPON THE CONVERSION OF OUR CLASS B COMMON STOCK COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR CLASS A COMMON STOCK.


    The shares of our Class B common stock to be issued to the Western Pacific owners and Bankers Trust Company may be converted at anytime into shares of our Class A common stock and thereafter sold into the public market for our Class A common stock, subject to compliance with applicable securities laws. In addition, we have agreed to register for resale shares of our Class A common stock issued to WPH-Schuler and the Western Pacific owners upon conversion of their shares of our Class B common stock. The number of shares of our Class B common stock to be issued in the reorganization will equal the number of shares of our Class A common stock issued in the merger. Further, the Western Pacific owners may receive additional shares of our Class B common stock in the event that they are entitled in the future to indemnification under the agreement and plan of reorganization. Sales into the public market of a substantial number of shares of our Class A common stock issued upon conversion of our Class B common stock could have an adverse effect on the market price of our Class A common stock.


    Some of the holders of our Class B common stock may be restricted from time to time by contract or legal requirements in their ability to sell shares of our Class A common stock issued upon the conversion of our Class B common stock. Among other things, WPH-Schuler and some of the Western Pacific owners will enter into a stockholders agreement that will restrict their ability to transfer shares of our common stock that they beneficially own during the first nine months after the closing of the reorganization and while any senior notes or subordinated convertible debentures issued by Schuler Homes remain outstanding. In addition, the holders of record of Schuler Homes common stock beneficially owned by Mr. Schuler will agree in the stockholders agreement that they will not transfer shares of our Class A common stock during the first nine months after the closing of the reorganization and while any senior notes or subordinated convertible debentures issued by Schuler Homes remain outstanding. However, these requirements may not prevent sales of our Class A common stock into the public markets at times, in amounts and at prices which could adversely affect the market price of our Class A common stock.

WE HAVE AGREED TO ELECT CAPITAL GAINS TREATMENT ON THE SALE OF OUR STOCK ON BEHALF OF SOME OF OUR STOCKHOLDERS THAT COULD CAUSE US TO PREMATURELY PAY INCOME TAXES.

    We will, as requested by WPH-Schuler or the former holders of the ownership interests in Western Pacific, file statements from time to time with the Internal Revenue Service to make the election provided by Section 341(f) of the Internal Revenue Code. This election provides that applicable gain from sales of stock by stockholders covered by the election may be entitled to receive capital gains treatment. However, this election may also restrict our ability to make some otherwise non-taxable transfers of assets without prematurely paying income taxes related to gains recognized on these asset transfers. This may prevent us from making transfers that we would otherwise make or may cause us to incur additional taxes at the time of transfer. We do not believe that this election will have a material adverse effect on our financial condition or results of operations.

RISK FACTORS RELATING TO THE HOMEBUILDING BUSINESS

THE COST AND AVAILABILITY OF HOME MORTGAGE FINANCING COULD SUBSTANTIALLY AFFECT OUR BUSINESS.

    Most home buyers obtain mortgage loans to finance a substantial portion of the purchase price of their homes. In general, housing demand is adversely affected by increases in interest rates, housing costs and unemployment and by decreases in the availability of mortgage financing. In addition, there have been discussions of possible changes in federal income tax laws which would remove or limit the deduction of home mortgage interest. If effective mortgage interest rates increase and the ability or willingness of prospective buyers to finance home purchases is adversely affected, our operating results may be negatively affected. Our homebuilding activities are also dependent upon the degree to which the availability and cost of mortgage financing permits potential customers to sell their existing homes and purchase homes from us. Any limitations or restrictions on the availability of such financing could adversely affect our sales.


WE MAY NOT BE ABLE TO ACQUIRE SUITABLE LAND TO DEVELOP NEW PROJECTS AT A REASONABLE PRICE, WHICH COULD REDUCE OUR PROFITS.


    Due to the improved economy in many of Schuler Homes' and Western Pacific's markets and the increased availability of capital during the past several years, Schuler Homes and Western Pacific have experienced an increase in competition for available land in some of their market areas. Schuler Homes' and Western Pacific's ability to continue their development activities over the long-term will be dependent upon their continued ability to locate and enter into options or agreements to purchase land, obtain governmental approvals for suitable parcels of land, and consummate the acquisition and complete development of such land. The increase in land costs may result in reduced profits for Schuler Homes and Western Pacific and could have a material adverse effect on our results of operations and financial condition.


FLUCTUATIONS IN REAL ESTATE VALUES OR CHANGES IN OUR STRATEGIES MAY REQUIRE US TO WRITE-DOWN THE BOOK VALUE OF OUR REAL ESTATE ASSETS, SUCH AS THE APPROXIMATELY $22.2 MILLION AFTER TAX NON-CASH CHARGE FOR IMPAIRMENT OF LONG-LIVED ASSETS RECORDED BY SCHULER HOMES IN THE THREE MONTHS ENDED SEPTEMBER 30, 2000.


    The homebuilding industry is subject to significant variability and fluctuations in real estate values. As a result, Schuler Homes and Western Pacific may be required to write-down the book value of their real estate assets in accordance with generally accepted accounting principles, and some of those write-downs could be material.


    Changes in strategy may also require us to write-down the book value of our real estate assets. For example, in contemplation of changes in strategy resulting from the reorganization, Schuler Homes plans to increase its product offerings in Hawaii by adding projects in various areas on the islands of Oahu, Maui, Kauai and Hawaii, while reducing its investment in longer term land parcels in areas where it has a concentration of land. This change in strategy resulted in an after tax non-cash charge for impairment of long-lived assets of approximately $22.2 million for the three months ended September 30, 2000.


SCHULER HOMES AND WESTERN PACIFIC HAVE RECENTLY EACH EXPERIENCED SUBSTANTIAL GROWTH, AND WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OR SUSTAIN THEIR GROWTH.


    Schuler Homes and Western Pacific have both recently experienced substantial growth. While Western Pacific and Schuler Homes have each recently expanded their management, particularly, in the case of Schuler Homes, with respect to administrative personnel in the land acquisition, construction management, financial and administrative areas, we cannot assure you that we will be able to hire the necessary personnel or develop the infrastructure necessary to meet our anticipated future growth.

Furthermore, we may not be able to further expand or enhance our operations on a timely and cost-effective basis, if at all, without disrupting our operations.


FACTORS OVER WHICH WE HAVE NO CONTROL, INCLUDING THE WEATHER, MAY INFLUENCE OUR HOMEBUILDING OPERATIONS.


    As homebuilders, we are subject to numerous risks, many of which are beyond our control. Landslides, soil subsidence, earthquakes and other geologic events could occur that could damage Western Pacific's and Schuler Homes' projects, cause delays in the completion of their projects or reduce consumer demand for their projects. All of Western Pacific's projects and many of Schuler Homes' projects are located in California, which has experienced significant earthquake activity, including the 1994 earthquake in Northridge, California. Losses associated with these events may not be insurable, insurable at a reasonable cost or subject to effective indemnification arrangements. In addition to direct damage to Western Pacific's and Schuler Homes' projects, earthquakes or other geologic events could damage roads and highways providing access to those projects, thereby adversely affecting our ability to market homes in those areas and possibly increasing the costs of completion.


WE ARE SUBJECT TO THE CYCLICAL NATURE OF THE HOMEBUILDING MARKET AND OTHER PROBLEMS THAT AFFECT HOMEBUILDERS.

    The residential homebuilding industry is cyclical and highly sensitive to changes in general economic and business conditions, both local and national, such as levels of employment, consumer confidence and income, availability of financing for acquisitions, construction and permanent mortgages, interest rate levels and demand for housing. Sales of new homes are also affected by the condition of the resale market for used homes, including foreclosed homes.

    General economic and business conditions, both local and national, may be less favorable in the future. For example, California underwent a significant recession in the early 1990s. Since Western Pacific's projects are all located within California, a decline in the economic and business conditions in California could significantly affect the demand for Western Pacific's homes. Increases in the rate of inflation could adversely affect our margins by increasing our costs and expenses. In times of high inflation, demand for housing may decline and we may be unable to recover our increased costs through higher sales prices.

    Inflation can increase the cost of homebuilding materials, labor and other construction related costs. Conversely, deflation can reduce the value of homebuilders' inventories and cause us to reduce our sales prices, resulting in decreased profits.

LAWS AND REGULATIONS MAY INCREASE OUR EXPENSES, LIMIT THE NUMBER OF HOMES THAT WE CAN BUILD OR DELAY COMPLETION OF OUR PROJECTS.

    We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area. We may also be subject to periodic delays in our homebuilding projects due to building moratoria.

    Despite our past ability to obtain necessary permits and approvals for our communities, we anticipate that increasingly stringent requirements will be imposed on homebuilders in the future. Although we cannot predict the effect of these requirements, they could result in time-consuming and expensive compliance programs and in substantial expenditures, which could have a material adverse effect on our results of operations and financial condition. In addition, the continued effectiveness of permits we have already received or approvals we have already obtained is dependent upon many factors, some of which are beyond our control, such as changes in policies, rules and regulations and their interpretation and application.

    We are also subject to a variety of local, state, federal and other statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given homebuilding site vary according to the site's location, its environmental conditions and the present and former uses of the site, as well as that of adjoining properties. Environmental laws and conditions and growth control initiatives may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict our homebuilding activity in environmentally sensitive regions or areas.


WE MAY NOT BE ABLE TO SUCCEED AGAINST OUR COMPETITORS, SOME OF WHOM HAVE MORE RESOURCES THAN WE DO.


    The homebuilding industry is highly competitive. Homebuilders compete for, among other things, desirable properties, financing, raw materials and skilled labor. We will compete both with large homebuilding companies, some of which have greater financial resources than we do, and with smaller local builders. We will also compete for sales with individual resales of existing homes and with available rental housing. If we cannot compete successfully for the raw materials and resources to construct our homes or with respect to sales of our homes, it could have a material adverse effect on our financial condition and results of operations. Competition will be particularly intense when we enter or start operations in a new market area until our reputation becomes firmly established in that area.

           CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

    This document contains forward-looking statements about the reorganization, including the merger and the contribution, and about our financial condition, results of operations, plans, objectives, future performance and business and the financial condition, results of operations, plans, objectives, future performance and businesses of Schuler Homes and Western Pacific, which represent expectations or beliefs of our management and the management of Schuler Homes and of Western Pacific concerning future events. This includes information relating to:

    - benefits, revenues and earnings estimated to result from the reorganization

    - estimated costs of combining the business operations of Schuler Homes and Western Pacific


    It also includes statements using words like "believes," "expects," "anticipates," or "estimates." These forward-looking statements involve risks and uncertainties. Although the management of each of the companies believes their expectations are based upon reasonable assumptions and knowledge of their businesses and operations, actual results may differ materially from expected results. Factors and possible events that may cause different outcomes include:


    - costs or difficulties related to the combination of the businesses are greater than expected

    - increased competition in existing markets

    - loss or retirement of key executives or operational management

    - significant increases in labor costs, the cost of construction materials and the cost of land

    - adverse economic conditions, or severe weather, in key markets

    We caution you not to place undue reliance on forward-looking statements, which speak only as of the date of this document.

                              THE SPECIAL MEETING

    DATE, TIME AND PLACE OF THE SPECIAL MEETING; MATTER TO BE CONSIDERED

    The special meeting of the Schuler Homes stockholders will be held on January 4, 2001, at 8:00 a.m., local time, at 828 Fort Street Mall, Fourth Floor, Honolulu, Hawaii. At the special meeting, Schuler Homes stockholders will consider and vote on a proposal to approve and adopt the agreement and plan of merger.

    The Schuler Homes board of directors has unanimously approved the agreement and plan of merger and unanimously recommends that the stockholders of Schuler Homes vote "FOR" approval and adoption of the agreement and plan of merger.

    RECORD DATE, OUTSTANDING SHARES AND REQUIRED VOTE


    Only holders of record of Schuler Homes common stock at the close of business on December 1, 2000 will be entitled to receive notice of and vote at the Schuler Homes special meeting. Each share of Schuler Homes common stock is entitled to one vote. As of December 1, 2000, there were 20,137,642 shares of Schuler Homes common stock outstanding.


    Holders of a majority of the outstanding shares of Schuler Homes common stock entitled to vote, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Schuler Homes special meeting.

    The affirmative vote of the holders of a majority of the outstanding shares of Schuler Homes common stock entitled to vote is required to approve the merger.


    As of December 1, 2000, Mr. Schuler beneficially owned and was entitled to vote 10,433,828 shares of Schuler Homes common stock, constituting approximately 51.8% of the outstanding shares of Schuler Homes common stock. As of December 1, 2000, Mr. Schuler and the other executive officers and directors of Schuler Homes beneficially owned and were entitled to vote an aggregate of 10,521,700 shares of Schuler Homes common stock, constituting approximately 52.2% of the outstanding shares of Schuler Homes common stock.


    Pursuant to a voting agreement with some of the Western Pacific owners, the holders of record of the shares of Schuler Homes common stock beneficially owned by Mr. Schuler have agreed to vote all of their shares of Schuler Homes common stock in favor of the approval and adoption of the agreement and plan of merger. In addition, the executive officers and directors of Schuler Homes have advised Schuler Homes that they intend to vote all of their shares of Schuler Homes common stock beneficially owned by them and entitled to vote in favor of the approval and adoption of the agreement and plan of merger. The shares beneficially owned by Mr. Schuler and the other executive officers and directors of Schuler Homes represent a majority of the outstanding shares of Schuler Homes common stock entitled to vote at the special meeting. Accordingly, approval and adoption of the agreement and plan of merger by the Schuler Homes stockholders is assured without the affirmative vote of any other stockholder.

    VOTING AND REVOCATION OF PROXIES

    Shares represented by a proxy will be voted at the special meeting as specified in the proxy. Properly executed proxies that do not contain voting instructions will be voted FOR approval and adoption of the agreement and plan of merger.

    Schuler Homes will count properly executed proxies marked "Abstain" for purposes of determining whether there is a quorum, but the shares represented by these proxies will not be voted at the special meeting.

    If your shares are held in an account at a brokerage firm or bank, you must instruct them how to vote your shares. If an executed proxy is returned by a broker or bank holding your shares which indicates that the broker or bank does not have discretionary authority to vote on the adoption and approval of the agreement and plan of merger, the shares will be considered present at the special meeting for purposes of determining the presence of a quorum, but will not be considered to have been voted in favor of adoption and approval of the agreement and plan of merger. As a result, such a proxy will have the same effect as voting against the approval and adoption of the agreement and plan of merger. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker or bank.

    Your grant of a proxy on the enclosed proxy card does not prevent you from voting in person or otherwise revoking your proxy. A Schuler Homes stockholder may revoke a proxy at any time before its exercise by delivering a duly executed revocation or a proxy bearing a later date to Pamela S. Jones, Secretary, Schuler Homes, Inc., 828 Fort Street Mall, 4th Floor, Honolulu, Hawaii 96813.

    In addition, you may revoke your proxy by voting your shares in person at the Schuler Homes special meeting.

    Attendance at the special meeting will not in and of itself constitute a revocation of a proxy.

    MISCELLANEOUS

    The Schuler Homes board of directors is making this proxy solicitation. We have agreed to pay the cost of preparing, assembling and mailing the proxy materials, and soliciting proxies for and holding the special meeting. In addition to solicitation by mail, the directors, officers and employees of Schuler Homes may also solicit proxies from stockholders by telephone, facsimile, telegram or other electronic means or in person. Schuler Homes will make arrangements with brokerages and other custodians, nominees and fiduciaries to send the proxy materials to the beneficial owners of Schuler Homes common stock, and Schuler Homes will reimburse those brokerage houses and custodians for their reasonable expenses in doing so. If the transactions contemplated in the agreement and plan of reorganization, including the merger, are not completed, Schuler Homes and Western Pacific will each pay an equal share of the cost of preparing, assembling and mailing the proxy materials.

    You should not send in any stock certificates with your proxy card. A transmittal letter with instructions for the surrender of stock certificates will be mailed to you as soon as practicable after completion of the merger.

    Representatives of Ernst & Young LLP, independent public accountants for Schuler Homes and Western Pacific, are expected to be present at the special meeting and to be available to respond to appropriate questions and will have an opportunity to make a statement if they choose to do so.

    NO DISSENTERS' OR APPRAISAL RIGHTS

    Under Delaware law, Schuler Homes stockholders have no dissenters' or appraisal rights in connection with the merger.

    STOCKHOLDER PROPOSALS FOR SCHULER HOMES' ANNUAL MEETING

    Schuler Homes will hold an annual meeting in 2001 only if the merger is not completed. If the merger is not consummated and an annual meeting of the Schuler Homes stockholders is held in 2001, stockholder proposals for inclusion in proxy materials for the 2001 annual meeting must be received by Schuler Homes no later than December 22, 2000 in order to be considered for inclusion in the proxy materials relating to that meeting. In addition, the proxy solicited by the Schuler Homes board of directors for the 2001 annual meeting of the Schuler Homes stockholders will confer discretionary authority to vote on any stockholder proposal presented at that meeting, unless Schuler Homes receives notice of the proposal no later than March 6, 2001.

    If the merger is completed, we expect to hold the first annual meeting of our stockholders during our fiscal year 2002.

                               THE REORGANIZATION

GENERAL DESCRIPTION OF THE REORGANIZATION

    Pursuant to the agreement and plan of reorganization, Schuler Homes and the Western Pacific owners agreed to a reorganization in which the businesses and operations of Schuler Homes and Western Pacific will be combined. The merger is the first step in a plan of reorganization leading to this combination.


    We were formed to effect the merger and will not conduct any business, other than to grant stock options, until after the merger. In the merger, Schuler Reorganization Sub, a wholly-owned subsidiary we will form to effect the merger, will be merged into Schuler Homes. Schuler Homes will be the surviving corporation of this merger and will become our wholly-owned subsidiary as a result of the merger. As a result of the merger, each share of Schuler Homes common stock issued and outstanding as of the effective time of the merger will be converted into the right to receive one share of our Class A common stock. After the merger, Schuler Homes will change its name to "Schuler
Residential, Inc." and we will change our name to "Schuler Homes, Inc."



    On the next business day after the effectiveness of the merger, WPH-Schuler will contribute all of its ownership interests in Western Pacific to us. In exchange, we will issue to WPH-Schuler and Bankers Trust Company an aggregate number of shares of our Class B common stock equal to the number of shares of our Class A common stock to be issued to the Schuler Homes stockholders as a result of the merger. As a result, immediately after the contribution, we will own all of the ownership interests in Western Pacific. As of December 1, the record date of the special meeting, there were 20,137,642 shares of Schuler Homes common stock outstanding. If the reorganization occurred on this day, WPH-Schuler would have beneficially owned 18,739,820 shares of our Class B common stock, constituting approximately 93.1% of the total number of shares of our Class B common stock then outstanding. Bankers Trust Company would have beneficially owned 1,397,822 shares of our Class B common stock, constituting approximately 6.9% of the total number of shares of our Class B common stock then outstanding. We intend to file a registration statement on Form S-3 to register the resale of the Class B common stock to be issued to Bankers Trust Company in connection with the reorganization. We intend for that registration statement to become effective immediately after the reorganization is completed.


    After the reorganization, we will have a board of directors composed of some of the members of the board of directors of Schuler Homes, representatives of the Western Pacific owners and two new outside directors. We will be headquartered in the current principal executive offices of Schuler Homes in Honolulu, Hawaii. James K. Schuler, Chairman of the Board, President and Chief Executive Officer of Schuler Homes and Eugene S. Rosenfeld, Chief Executive Officer of Western Pacific, will be Co-Chairmen of our board of directors.
Mr. Schuler will also be our President and Chief Executive Officer.

    After the reorganization, Schuler Homes may merge into us, but only if, among other things, a requested tax ruling is received from the Internal Revenue Service regarding the tax treatment of the contribution of the ownership interests in Western Pacific to us. If this tax ruling is not received, then we will conduct business as a holding company for the ownership interests of Schuler Homes and Western Pacific.


BACKGROUND OF THE REORGANIZATION



    In February 2000, Craig Manchester, President of Western Pacific, and Thomas J. Rielly, Schuler Homes' southern California and Arizona division President and a personal friend of Mr. Manchester, met and informally discussed a possible business combination between Western Pacific and Schuler Homes. Subsequently, Mr. Rielly advised Mr. Schuler and Mr. Manchester advised
Mr. Rosenfeld of
the informal discussions between Mr. Rielly and Mr. Manchester, which led to formal discussions between representatives of Schuler Homes and Western Pacific as described below. Prior to this time, in or around November 1999, a representative of Salomon Smith Barney had discussed with Mr. Manchester a possible business combination between Western Pacific and Schuler Homes.


    On March 7, 2000, Schuler Homes and Western Pacific entered into a confidentiality agreement. Thereafter, representatives of both companies exchanged financial information so that each could make an initial evaluation of the merits of a combination of the two companies.

    On April 10, 2000, Mr. Schuler, Pamela S. Jones, Senior Vice President of Finance and Chief Financial Officer of Schuler Homes, Eugene Rosenfeld,
Mr. Rielly and Mr. Manchester met in Honolulu, Hawaii to discuss a potential business combination of Schuler Homes and Western Pacific and the strategic benefits of combining the two businesses. They discussed the possibility of structuring the transaction as a "merger of equals" and the possible terms associated with a potential transaction.

    On April 24, 2000, Thomas Connelly, Senior Vice President and Chief Financial Officer of Western Pacific, as well as Messrs. Schuler, Rosenfeld, Manchester and Ms. Jones held a telephone conference call to discuss the due diligence process the two companies would follow as each continued to evaluate a possible transaction. Over the course of the ensuing weeks leading up to the execution of the agreement and plan of reorganization on September 12, 2000, these and other representatives of both companies held frequent and regular discussions concerning due diligence and regularly exchanged information about each of their businesses. Also, through August 2000, representatives of both companies accompanied each other on due diligence site visits to several of each company's projects currently under development and construction.

    Representatives of Schuler Homes visited the executive offices of Western Pacific in El Segundo, California during the weekend of April 29-30th, 2000 in order to conduct due diligence. During the course of this weekend, Messrs. Schuler, Rielly, Rosenfeld, Manchester and Connelly and Ms. Jones held several discussions concerning the structuring of a possible combination and governance issues. They also discussed the amount of our common stock which might be issued in the transaction.

    On May 15, 2000, Mr. Schuler and Ms. Jones met in New York, New York with Mr. Rosenfeld, Mr. Manchester and Rick Koenigsberger and other representatives of Apollo Real Estate Investment Fund, L.P., the owner of a majority in interest of Western Pacific, to discuss the possible business combination, the valuation of Schuler Homes and Western Pacific, the issuance of common stock in the transaction and governance issues.

    On May 19, 2000, Messrs. Schuler, Rosenfeld, Manchester and Connelly and Ms. Jones, as well as representatives of the legal advisors for Schuler Homes and Western Pacific and tax advisors for Western Pacific, held a telephone conference call to discuss a variety of transaction and regulatory compliance issues.

    On June 13, 2000, Messrs. Schuler and Koenigsberger met in Honolulu, Hawaii to tour Schuler Homes' Hawaii projects.

    On June 14, 2000, counsel for Schuler Homes and Western Pacific held a telephone conference call to discuss a variety of issues raised by a draft of an agreement and plan of reorganization previously circulated by counsel for Schuler Homes.

    On June 28, 2000, the board of directors of Schuler Homes met to consider the contemplated transaction with Western Pacific. At this meeting, the Schuler Homes board of directors reviewed with management and Schuler Homes' legal and financial advisors information concerning Western Pacific, the transaction terms, legal, tax, accounting and financial matters and the status and course of discussions and due diligence.

    On June 29, 2000, Messrs. Schuler, Rosenfeld, Manchester and Connelly,
Ms. Jones and Mr. Koenigsberger, as well as legal counsel for Schuler Homes and Western Pacific, tax advisors for Western Pacific and Schuler Homes' financial advisor, met in San Francisco, California to discuss transaction issues, including the capital structure for the new company, governance issues and restrictions on transfers of the proposed Class B common stock.


    On July 7, 2000, representatives of Schuler Homes and Western Pacific held a telephone conference call to discuss several issues, including the capital structure of the combined company, financing, tax issues and timetable for processing, reviewing and discussing transaction documents.

    On July 13, 2000, Messrs. Schuler, Rosenfeld, Manchester and Connelly,
Ms. Jones and representatives of Apollo Real Estate Investment Fund, as well as legal counsel for Schuler Homes and Western Pacific, tax advisors for Western Pacific and Schuler Homes' financial advisor again met in San Francisco, California to discuss transaction issues. At this meeting, the parties reviewed and discussed drafts of an agreement and plan of reorganization, voting agreement, stockholders' agreement, our certificate of incorporation and registration rights agreement. Among the topics discussed were the scope of each parties' representations and warranties in the agreement and plan of reorganization, the nature of each parties' indemnification obligations in this agreement, governance issues and tax issues.

    Throughout the month of August 2000, representatives of Schuler Homes and Western Pacific on several occasions either met in person or spoke by telephone to negotiate transaction issues and review due diligence results.

    On August 21-22, 2000, Messrs. Schuler, Rosenfeld, Manchester and Connelly and Ms. Jones met in Honolulu, Hawaii, with Mr. Koenigsberger participating by telephone, to discuss further transaction issues, including the scope of restrictions on the transfer of our Class B common stock, governance issues and registration rights to be granted to the holders of our Class B common stock. The Schuler Homes and Western Pacific representatives also discussed due diligence topics and presentations to be made to the two rating agencies which have rated Schuler Homes' outstanding publicly traded and privately placed indebtedness.

    On August 25, 2000, the board of directors of Schuler Homes held a meeting in San Francisco, California, to review the proposed transaction with management and Schuler Homes' legal and financial advisors. The directors discussed the merits and drawbacks of the proposed transaction, strategic reasons for the transaction, the valuations of the two companies and the resulting combined entity and the structure of the proposed transaction, as well as the key issues which had been raised in the course of discussions to date. Schuler Homes' legal counsel reviewed with the directors in detail drafts of the agreement and plan of reorganization, voting agreement, stockholders agreement, our certificate of incorporation and registration rights agreement. During a recess of the board of directors meeting, Mr. Rosenfeld also met with the directors.

    On August 29, 2000, Messrs. Schuler, Rosenfeld, Manchester and Connelly and Ms. Jones met at Western Pacific's executive offices to negotiate outstanding issues, including certain governance issues and issues pertaining to the scope of transfer restrictions on the holders of our Class B common stock, discuss financing issues and objectives and review other operational issues relating to the combination of Schuler Homes and Western Pacific.

    On August 30, 2000, Messrs. Schuler and Connelly and Ms. Jones, together with counsel for Schuler Homes and Western Pacific, met in San Francisco, California, to discuss the draft documents and further negotiate outstanding issues. At the end of the meeting, certain governance issues and issues pertaining to the scope of transfer restrictions on the holders of our Class B common stock to transfer their shares remained unresolved.

    On September 11, 2000, Messrs. Schuler, Rosenfeld and Connelly and
Ms. Jones met in New York, New York, to discuss and resolve open transaction issues, including governance issues, transfer restrictions on the Class B common stock and the terms of an employment agreement between us and Mr. Schuler.

    On September 12, 2000, the Schuler Homes board of directors held a telephonic meeting to consider and act upon the proposed transaction as negotiated by representatives of Schuler Homes and Western Pacific. Management and Schuler Homes' legal counsel briefed the Schuler Homes board of directors on developments since the board of directors' last meeting in August. Salomon Smith Barney reviewed with the board of directors its financial analysis of the proposed equity ownership of WPH-Schuler and Bankers Trust Company in Schuler Holdings. The board of directors discussed the strategic reasons for the proposed transaction, the principal terms of the transaction and the timetable for completing the proposed transaction. Salomon Smith Barney delivered its opinion to the board of directors to the effect that, as of that date and based on and subject to the matters described in its opinion, the equity ownership that WPH-Schuler and Bankers Trust Company will receive in the reorganization was fair, from a financial point of view, to Schuler Homes. After further discussion, the board of directors adopted resolutions approving the proposed reorganization and the agreement and plan of reorganization, the agreement and plan of merger, our certificate of incorporation, the stockholders agreement, the registration rights agreement and the voting agreement.

    Later in the day on September 12, 2000, the agreement and plan of reorganization and the voting agreement were executed and Schuler Homes and Western Pacific each issued press releases announcing this event.

RECOMMENDATION OF SCHULER HOMES BOARD OF DIRECTORS; SCHULER HOMES REASONS FOR
  THE REORGANIZATION

    The Schuler Homes board of directors believes that the reorganization, on the terms contained in the agreement and plan of reorganization, including the agreement and plan of merger, is in the best interests of Schuler Homes and its stockholders. Accordingly, the Schuler Homes board of directors has approved the agreement and plan of reorganization, the agreement and plan of merger and the transactions contemplated in those agreements, including the reorganization and the merger. The board of directors of Schuler Homes recommends that the holders of Schuler Homes common stock vote to adopt and approve the agreement and plan of merger at the special meeting.

    In arriving at its decision to approve these agreements and transactions, the Schuler Homes board of directors received advice and information from Schuler Homes' management, its legal and financial advisors and its independent public accountants. The material factors considered by the board of directors include:

    - The board of directors' view that the reorganization will enable us, through the combined business operations of Schuler Homes and Western Pacific, to further diversify our operations and establish a leading presence in several Western U.S. markets including southern and northern California, Colorado, Hawaii, Washington and Oregon, with a growing presence in Arizona.

    - The board of directors' view that the reorganization creates a combined company with significantly greater revenues, earnings, economies of scale, financial resources and capitalization, competitive standing, diversification and management expertise and depth compared to each of Schuler Homes and Western Pacific standing alone

    - The board of directors' view that the reorganization creates a combined company with a significantly greater equity market capitalization, which the board of directors believes could help attract new investors and achieve greater distribution of and trading volume in our stock


    - The board of directors' view that the reorganization creates an opportunity for synergies through reduced financing costs, reduced divisional costs in California markets, management information systems improvements and corporate purchasing savings; in this regard, the board of directors considered an estimate of cost savings from synergies of $2 million for the year ending March 31, 2001 and $4 million for the year ending March 31, 2002


    - The current and historical market prices of the Schuler Homes common stock

    - The board of directors' review of the homebuilding industry, related conditions and industry trends, such as current trends towards consolidation and increased competition

    - The business, results of operations, financial condition, management, assets and prospects of Schuler Homes and Western Pacific

    - The level of indebtedness and our expected debt-to-equity ratio compared to each of Schuler Homes and Western Pacific on a stand alone basis

    - The risks that the reorganization might not be consummated or that the expected benefits might not materialize

    - The expected tax and accounting treatment of the reorganization and the merger

    - The financial presentation to the board of directors of Salomon Smith Barney, including its opinion as to the fairness, from a financial point of view and as of the date of the opinion, of the equity ownership that WPH-Schuler and Bankers Trust Company will receive in the reorganization


    - The terms of the agreement and plan of reorganization, the agreement and plan of merger, our certificate of incorporation, the stockholders agreement, the registration rights agreement and the voting agreement



    The board of directors did not assign any relative or specific weights to any of these factors and individual directors may have given different weights to different factors. In reviewing Salomon Smith Barney's analyses, the board of directors of Schuler Homes did not focus on any single factor or analysis, nor did the board of directors attribute particular weight to individual factors or analyses. Rather, the Schuler Homes board of directors believed that the totality of the factors considered and the analyses performed by Salomon Smith Barney operated collectively to support Salomon Smith Barney's determination as to the fairness, from a financial point of view, of the equity ownership that WPH-Schuler and Bankers Trust Company will receive in the organization.


    Based on the foregoing, the board of directors of Schuler Homes recommends that the Schuler Homes stockholders vote FOR approval and adoption of the agreement and plan of merger at the special meeting.


INFORMATION PROVIDED



    Schuler Homes and Western Pacific provided to Salomon Smith Barney, Schuler Homes' financial advisor in connection with the proposed reorganization, estimated financial data prepared by Schuler Homes and Western Pacific that is not publicly available. Salomon Smith Barney used this data in performing its financial and comparative analyses. Set forth below is a summary of this data.



                                                      YEAR ENDING DECEMBER 31,
                                              -----------------------------------------
                                                 SCHULER HOMES        WESTERN PACIFIC
                                              -------------------   -------------------
                                                2000       2001       2000       2001
                                              --------   --------   --------   --------
                                                            (IN MILLIONS)
Homebuilding Revenue........................   $642.5     $733.9     $633.5     $868.5
Homebuilding EBITDA(1)......................     92.0       95.8       94.2      139.9
Net Income..................................     39.1       39.6       33.8       53.9

                                                  FISCAL YEAR ENDING MARCH 31,
                                            -----------------------------------------
                                               SCHULER HOMES        WESTERN PACIFIC
                                            -------------------   -------------------
                                              2001       2002       2001       2002
                                            --------   --------   --------   --------
                                                          (IN MILLIONS)
Homebuilding Revenue......................  $ 658.9     $737.5    $ 708.6     $824.3
Homebuilding EBITDA(1)....................     93.2       95.9      114.1      123.2
Net Income................................     38.8       39.0       41.8       49.3





------------------------


(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is not a defined term under generally accepted accounting principles and should not be construed as an alternative to operating income or cash flows from operating activities as determined by GAAP. EBITDA is not indicative of Schuler Homes' or Western Pacific's operating performance, does not provide a measure of liquidity and does not represent Schuler Homes' or Western Pacific's available or discretionary funds. Furthermore, EBITDA as reported by Schuler Homes or Western Pacific may not be comparable to EBITDA reported by other companies.



    The foregoing estimated financial data do not reflect the $22.2 million after tax non-cash charge for impairment of long-lived assets recognized by Schuler Homes in the three months ended September 30, 2000.



    Schuler Homes and Western Pacific do not as a matter of course make public any projections as to future performance or earnings, and the estimated financial data set forth above are included in this document only because the information was provided to Salomon Smith Barney.



    THE ABOVE ESTIMATED FINANCIAL DATA WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE SECURITIES AND EXCHANGE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS OR FORECASTS. NEITHER SCHULER HOMES' NOR WESTERN PACIFIC'S INDEPENDENT ACCOUNTANTS HAVE EXAMINED OR COMPILED THIS ESTIMATED FINANCIAL DATA AND ACCORDINGLY DO NOT PROVIDE ANY FORM OF ASSURANCE WITH RESPECT TO THE PROJECTIONS. THIS DATA WAS PREPARED SOLELY FOR INTERNAL USE AND OTHER MANAGEMENT DECISIONS AND IS SUBJECTIVE IN MANY RESPECTS AND THUS SUSCEPTIBLE TO VARIOUS INTERPRETATIONS AND PERIODIC REVISION BASED ON ACTUAL EXPERIENCE AND BUSINESS DEVELOPMENTS. THIS DATA SHOULD NOT BE REGARDED AS FACTS. THIS DATA WAS BASED ON A NUMBER OF ASSUMPTIONS WHICH MAY NOT BE REALIZED AND IS SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF SCHULER HOMES AND WESTERN PACIFIC. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED ABOVE. IN LIGHT OF THE UNCERTAINTIES INHERENT IN ANY PROJECTED DATA, YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THIS DATA. FURTHER, THE ABOVE ESTIMATED FINANCIAL DATA ARE NOT INCLUDED IN THIS DOCUMENT TO INDUCE YOU TO VOTE FOR APPROVAL OF THE MERGER. YOU SHOULD READ THE DISCUSSION UNDER THE HEADING "RISK FACTORS--CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS."


OPINION OF SCHULER HOMES' FINANCIAL ADVISOR

    Schuler Homes retained Salomon Smith Barney as its exclusive financial advisor in connection with the proposed reorganization. In connection with this engagement, Schuler Homes requested that Salomon Smith Barney evaluate the fairness, from a financial point of view, to Schuler Homes of the equity ownership that WPH-Schuler and Bankers Trust Company will receive in the reorganization. On September 12, 2000, Salomon Smith Barney delivered its opinion to the Schuler Homes board of directors to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the equity ownership that WPH-Schuler and Bankers Trust Company will receive in the reorganization was fair, from a financial point of view, to Schuler Homes.

    In arriving at its opinion, Salomon Smith Barney:

    - reviewed the agreement and plan of reorganization and related documents

    - held discussions with Schuler Homes senior officers, directors and other representatives and advisors and Western Pacific senior officers and other representatives and advisors concerning Schuler Homes' and Western Pacific's businesses, operations and prospects

    - examined publicly available business and financial information relating to Schuler Homes and available business and financial information relating to Western Pacific

    - examined financial forecasts and other information and data for Schuler Homes and Western Pacific which the managements of Schuler Homes and Western Pacific provided to or otherwise discussed with Salomon Smith Barney, including information relating to the strategic implications and operational benefits anticipated to result from the transaction

    - reviewed the financial terms of the transaction as described in the agreement and plan of reorganization in relation to, among other things, current and historical market prices and trading volumes of Schuler Homes common stock, the financial condition and historical and projected earnings and other operating data of Schuler Homes and Western Pacific, and the capitalization of Schuler Homes and Western Pacific

    - considered, to the extent publicly available, the financial terms of other transactions recently effected which Salomon Smith Barney considered relevant in evaluating the transaction

    - analyzed financial, stock market and other publicly available information relating to the businesses of other companies whose operations Salomon Smith Barney considered relevant in evaluating those of Schuler Homes and Western Pacific

    - conducted other analyses and examinations and considered other financial, economic and market criteria as Salomon Smith Barney deemed appropriate in arriving at its opinion

    In rendering its opinion, Salomon Smith Barney assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information and data that it reviewed or considered. With respect to financial forecasts and other information and data, the managements of Schuler Homes and Western Pacific advised Salomon Smith Barney that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Schuler Homes and Western Pacific as to the future financial performance and the strategic implications and operational benefits anticipated to result from the reorganization.

    Salomon Smith Barney assumed, with Schuler Homes' consent, that the reorganization will be treated as a tax-free reorganization and exchange for federal income tax purposes. Salomon Smith Barney's opinion relates to the relative values of Schuler Homes and Western Pacific. Salomon Smith Barney did not express any opinion as to the value of our common stock when issued in connection with the reorganization or the price at which our common stock will trade after the reorganization. Salomon Smith Barney did not make and was not provided with an independent evaluation or appraisal of Schuler Homes' or Western Pacific's assets or liabilities, contingent or otherwise, and did not make any physical inspection of Schuler Homes' or Western Pacific's properties or assets.

    Schuler Homes did not request Salomon Smith Barney to, and Salomon Smith Barney did not, solicit third party indications of interest in the possible acquisition of all or part of Schuler Homes. Salomon Smith Barney expressed no view as to, and its opinion does not address, the relative merits of the reorganization as compared to any alternative business strategies that might exist for Schuler Homes or the effect of any other transaction in which Schuler Homes might engage. Salomon Smith Barney's opinion was necessarily based on the information available, and on financial, stock market and other conditions and circumstances as they existed on, and as they were disclosed to Salomon Smith Barney, as of the date of the opinion. Salomon Smith Barney was not asked to and did not recommend the specific consideration payable in the reorganization, which was determined through negotiations between Schuler Homes and Western Pacific. Schuler Homes imposed no other instructions or limitations on Salomon Smith Barney with respect to the investigations made or the procedures followed by Salomon Smith Barney in rendering the opinion.

    THE FULL TEXT OF SALOMON SMITH BARNEY'S WRITTEN OPINION DATED SEPTEMBER 12, 2000, WHICH DESCRIBES THE ASSUMPTIONS MADE, THE MATTERS CONSIDERED AND THE LIMITATIONS ON THE REVIEW UNDERTAKEN IS INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS AS APPENDIX C AND IS INCORPORATED INTO THIS DOCUMENT BY REFERENCE. SALOMON SMITH BARNEY'S OPINION IS ADDRESSED TO THE SCHULER HOMES BOARD OF DIRECTORS AND RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, TO SCHULER HOMES OF THE EQUITY OWNERSHIP THAT WPH-SCHULER AND BANKERS TRUST COMPANY WILL RECEIVE IN THE REORGANIZATION, DOES NOT ADDRESS ANY OTHER ASPECT OF THE REORGANIZATION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER WITH RESPECT TO ANY MATTER RELATING TO THE PROPOSED REORGANIZATION.

    In its analyses, Salomon Smith Barney considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Schuler Homes. No company, transaction or business used in those analyses as a comparison is identical to Schuler Homes or the proposed reorganization, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

    In preparing its opinion, Salomon Smith Barney performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying Salomon Smith Barney's opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Accordingly, Salomon Smith Barney believes that you should consider its analyses as a whole and that if you select portions of its analyses and factors, without considering all analyses and factors as a whole, you could receive a misleading or incomplete view of the processes underlying its analyses and opinion.

    The estimates contained in Salomon Smith Barney's analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Salomon Smith Barney's analyses and estimates are inherently subject to substantial uncertainty.

    Salomon Smith Barney's opinion and analyses were only one of many factors considered by the Schuler Homes board of directors in its evaluation of the reorganization and should not be viewed as determinative of the views of the Schuler Homes board of directors or management with respect to the equity ownership that WPH-Schuler and Bankers Trust Company will receive in connection with the reorganization, or with respect to the proposed reorganization.

    The following is a summary of the financial analyses performed by Salomon Smith Barney in connection with the rendering of its opinion dated
September 12, 2000 to the Schuler Homes board of directors. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND SALOMON SMITH BARNEY'S FINANCIAL ANALYSES, YOU SHOULD READ THE TABLES TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. IF YOU CONSIDER THE DATA BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, YOU COULD RECEIVE A MISLEADING OR INCOMPLETE VIEW OF SALOMON SMITH BARNEY'S FINANCIAL ANALYSES.

    PRO FORMA EQUITY OWNERSHIP ANALYSIS

    As described below, Salomon Smith Barney performed a selected companies analysis and a selected precedent transaction analysis for each of Schuler Homes and Western Pacific in order to derive an implied aggregate equity reference range for each company. Salomon Smith Barney then compared the results derived for Schuler Homes and Western Pacific from each of these analyses in order to derive an implied pro forma equity allocation range in the combined company for the holders of Schuler Homes common stock and for the holders of the partnership interests and membership interests in Western Pacific. This analysis indicated the following implied pro forma equity allocation reference ranges in the combined company for the holders of Schuler Homes common stock, as compared to the pro forma equity ownership in the combined company in the transaction of 50.0% for the holders of Schuler Homes common stock:

                                               IMPLIED PRO FORMA EQUITY ALLOCATION FOR
                                                HOLDERS OF SCHULER HOMES COMMON STOCK
                                                       IN THE COMBINED COMPANY
                                               ---------------------------------------
Selected companies analysis..................  47% to 60%
Selected precedent transactions analysis.....  46% to 62%

    The selected companies analysis and selected precedent transactions analysis performed by Salomon Smith Barney for purposes of its pro forma equity ownership analysis are described below:

    SELECTED COMPANIES ANALYSIS. Using publicly available information, Salomon Smith Barney analyzed the market values and trading multiples of publicly traded companies in the homebuilding industry, with particular focus on the following five selected companies in the homebuilding industry with equity market capitalizations of less than $250 million:

    - Beazer Homes USA, Inc.

    - Crossman Communities, Inc.

    - Engle Homes, Inc.

    - Hovnanian Enterprises, Inc.

    - M/I Schottenstein Homes, Inc.

    For the selected companies, Salomon Smith Barney examined firm values, calculated as equity market value, plus debt and other customary adjustments, as multiples of the latest 12 months homebuilding earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. Salomon Smith Barney also examined equity market values as multiples of estimated calendar years 2000 and 2001 net income and book value as of June 30, 2000. All multiples were based on closing stock prices on September 12, 2000. Estimated financial data for the selected companies were based on research analysts' estimates.

    Salomon Smith Barney then applied a range of selected multiples of latest
12 months homebuilding EBITDA, estimated calendar years 2000 and 2001 net income and book value as of June 30, 2000 derived from the selected companies to corresponding financial data of Schuler Homes and Western Pacific in order to derive separate implied equity reference ranges for Schuler Homes and Western Pacific. Estimated financial data for Schuler Homes and Western Pacific were based on internal estimates by the management of Schuler Homes and of Western Pacific. This analysis indicated an implied aggregate equity reference range for Schuler Homes of approximately $156 million to $203 million and an implied aggregate equity reference range for Western Pacific of approximately
$137 million to $178 million.

    SELECTED PRECEDENT TRANSACTIONS ANALYSIS. Salomon Smith Barney reviewed the implied transaction value multiples proposed to be paid in the transaction with implied transaction value multiples paid or proposed to be paid in other merger and acquisition transactions in the homebuilding industry, with particular focus on the following two most recent selected transactions:

         ACQUIROR                                  TARGET
         --------                                  ------
Hovnanian Enterprises, Inc.                Washington Homes, Inc.

Lennar Corporation                         U.S. Home Corporation

    All multiples for the selected transactions were based on publicly available information. Salomon Smith Barney examined transaction values in the selected transactions as a multiple of latest 12 months homebuilding EBITDA, and equity values as multiples of latest 12 months net income, estimated one-year forward net income and book value as of the date of the target's latest publicly available balance sheet preceding the public announcement date of the relevant transaction. Estimated financial data for the selected companies were based on research analysts' estimates.

    Salomon Smith Barney then applied a range of selected multiples of latest
12 months homebuilding EBITDA, latest 12 months net income, one-year forward net income and book value as of the date of the relevant transaction derived from the selected transactions to corresponding financial data of Schuler Homes and Western Pacific in order to derive separate implied equity reference ranges for Schuler Homes and Western Pacific. Estimated financial data for Schuler Homes and Western Pacific were based on internal estimates by the management of Schuler Homes and of Western Pacific. This analysis indicated an implied aggregate equity reference range for Schuler Homes of approximately
$184 million to $257 million and an implied aggregate equity reference range for Western Pacific of approximately $154 million to $219 million.

    CONTRIBUTION ANALYSIS

    Salomon Smith Barney analyzed the relative contributions of Schuler Homes and Western Pacific to the combined company's latest 12 months and estimated calendar years 2000 and 2001 homebuilding revenue and EBITDA, estimated calendar years 2000 and 2001 net income and book value as of June 30, 2000. Estimated financial data for Schuler Homes and Western Pacific were based on internal estimates by the management of Schuler Homes and of Western Pacific. This analysis indicated implied contribution reference ranges for Schuler Homes of approximately 40.7% to 66.3% and for Western Pacific of approximately 33.7% to 59.3%, as compared to the pro forma equity ownership in the combined company in the transaction of 50.0% for the holders of Schuler Homes common stock and 50.0% for WPH-Schuler and Bankers Trust Company.

    PRO FORMA MERGER ANALYSIS


    Salomon Smith Barney analyzed the potential pro forma financial effect of the transaction on Schuler Homes' estimated earnings per share for the years ending March 31, 2001 and 2002. Estimated financial data used in this analysis were based on internal estimates by Schuler Homes' and Western Pacific's managements after giving effect to potential synergies anticipated to result from the transaction. In this analysis, Salomon Smith Barney assumed that Schuler Homes would be treated as the acquiror in the accounting treatment of the transaction. Based on the closing price of Schuler Homes common stock on September 12, 2000, this analysis indicated that the proposed transaction would be accretive to Schuler Homes' estimated earnings per share in the years ending March 31, 2001 and 2002. The actual results achieved by the combined company may vary from projected results and the variations may be material.


    OTHER FACTORS

    In rendering its opinion, Salomon Smith Barney also reviewed and considered other factors, including:

    - the current and historical market prices and trading volumes of Schuler Homes common stock and the relationship between movements in Schuler Homes common stock and movements in the common stock of selected companies in the homebuilding industry

    - an overview of the homebuilding industry market and strategic environment and a business and financial overview of Schuler Homes and Western Pacific

    MISCELLANEOUS

    Under the terms of its engagement, Schuler Homes agreed to pay Salomon Smith Barney an aggregate fee of $2.2 million for its financial advisory services upon completion of the reorganization. Schuler Homes also agreed to reimburse Salomon Smith Barney for its reasonable travel and other out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Salomon Smith Barney and related persons against liabilities, including liabilities under the federal securities laws arising out of its engagement.


    In the ordinary course of business, Salomon Smith Barney and its affiliates may actively trade or hold the securities of Schuler Homes and affiliates of Western Pacific for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities. Salomon Smith Barney and its affiliates have in the past provided investment banking services to Schuler Homes unrelated to the reorganization. Salomon Smith Barney and its affiliates also have in the past provided investment banking services to affiliates of Western Pacific unrelated to the proposed reorganization, for which services Salomon Smith Barney received compensation. During the past two years, Salomon Smith Barney has received fees totaling approximately $1.1 million in the aggregate for services rendered to one of the Western Pacific owners. In addition, Salomon Smith Barney and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with Schuler Homes, Western Pacific and their affiliates.


    Schuler Homes selected Salomon Smith Barney as its exclusive financial advisor based on Salomon Smith Barney's experience and expertise. Salomon Smith Barney is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

ACCOUNTING TREATMENT

    We expect the merger of Schuler Homes with Schuler Reorganization Sub to be accounted for on a historical cost basis and the contribution to be treated as a "purchase" by us of Western Pacific for accounting purposes. Accordingly, a determination of the fair value of Western Pacific's assets and liabilities will be made to allocate the purchase price to the assets acquired and the liabilities assumed.

LISTING ON THE NASDAQ NATIONAL MARKET

    As a condition to the agreement and plan of reorganization, we are required to list our Class A common stock issued in connection with the merger on the Nasdaq National Market. We expect that our Class A common stock will be traded under the symbol "SHLR."

    We will not list the shares of our Class B common stock that we issue in the reorganization on the Nasdaq National Market or otherwise.

FEDERAL SECURITIES LAW CONSEQUENCES

    All of our Class A common stock received by the Schuler Homes stockholders in the merger will be freely transferable, except for shares of our Class A common stock received by persons deemed "affiliates," as that term is defined under the Securities Act, of Schuler Homes at the time of the special meeting of the Schuler Homes stockholders. These affiliates may resell our Class A common stock they receive in connection with the merger only in transactions permitted by Rule 145 under the Securities Act, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Schuler Homes for these purposes generally include entities that control, are controlled by or are under common control with Schuler Homes, including the directors and officers of Schuler Homes.

    Stock certificates of Schuler Homes surrendered for exchange by any affiliate of Schuler Homes will not be exchanged for shares of our Class A common stock until we have received an undertaking from that affiliate not to transfer our shares of Class A common stock except pursuant to an effective registration statement, or in compliance with Rule 145, or pursuant to an exemption from the registration requirements under the Securities Act.

INTERESTS OF SOME PERSONS IN THE REORGANIZATION

    Some of the directors and executive officers of Schuler Homes and Western Pacific have interests in the reorganization other than through stock ownership.

    EMPLOYMENT AGREEMENTS

    It is a condition to the closing of the reorganization that Mr. Schuler enter into an employment agreement with us. Under the terms of the employment agreement, Mr. Schuler will receive a base salary of $650,000 per year and will be eligible for an annual bonus based on our profitability. Upon closing of the reorganization we will also assume Western Pacific's rights and obligations under its employment agreement with Mr. Manchester. Mr. Manchester's current base salary is $350,000 and he will be entitled to an annual bonus based on our profitability. You should read the discussions under the headings "Information About Schuler Holdings--Management--Employment Agreements" and "Information About Western Pacific--Management--Employment Agreements."

    STOCK OPTIONS

    Following the completion of the reorganization, we will assume the obligations and rights of Schuler Homes under its stock option plan and employee stock purchase plan. As a result, any stock options previously granted with respect to Schuler Homes common stock, including stock options granted to directors and executive officers of Schuler Homes, will be exercisable for our Class A common stock on the same terms and conditions as under the Schuler Homes plans, including the number of shares and the exercise price.


    In addition, we have granted options under our 2000 Stock Incentive Plan to purchase up to a total of 788,000 shares of our Class A common stock to employees of Schuler Homes and Western Pacific, including some employees who are our directors and executive officers.


    ELECTION TO SCHULER HOLDINGS BOARD

    Under the agreement and plan of reorganization, Schuler Homes and the Western Pacific owners agreed that after the completion of the reorganization, Mr. Schuler, Mr. Thomas A. Bevilacqua, Mr. Martin T. Hart and Ms. Jones, all of whom are members of Schuler Homes' board of directors, Mr. Rosenfeld, Mr. Koenigsberger and Mr. Lee Neibart, all of whom are executive officers of Western Pacific or affiliates of the Western Pacific owners, and Mr. David M. Traversi and Mr. Arnold Rosenstein, will comprise our board of directors. Subsequent to the reorganization, the holders of our Class A common stock and the holders of our Class B common stock will vote as separate classes to elect directors. Initially, the holders of our Class A common stock will elect five directors, and the holders of our Class B common stock will elect four directors. In addition, pursuant to the stockholders agreement to be entered into upon the closing of the reorganization, following the automatic conversion of our Class B common stock into Class A common stock, if some of our stockholders own at least one-ninth of the shares of our issued and outstanding Class A common stock, they will be entitled to designate one or more nominees for our board of directors, depending on the total number of shares that person beneficially owns. You should read the discussions under the headings "Comparative Rights of Holders of Schuler Homes and Schuler Holdings Common Stock--Classification of the Board of Directors; Election of Directors" and "The Agreement and Plan of

Reorganization--Stockholders Agreement" for further information on the election of directors to our board.


MATERIAL FEDERAL INCOME TAX CONSEQUENCES



    In the opinion of Orrick, Herrington & Sutcliffe LLP, the following are the material United States federal income tax consequences of the merger, assuming that you hold your shares of Schuler Homes common stock as capital assets. The following discussion is based on and subject to the Internal Revenue Code of 1986, its legislative history, applicable Treasury regulations, administrative rulings and court decisions currently in effect, all of which are subject to change at any time, possibly with retroactive effect, and assumptions, limitations, representations and covenants, including those contained in certificates of our officers and of officers of Schuler Homes to be executed as of the date of the effectiveness of the registration statement. Any change in the current applicable law or failure of the factual representations to be true, correct and complete in all material respects as of the effective time of the merger could alter the tax consequences discussed herein. The following discussion further assumes that the merger will be consummated in accordance with the provisions of the agreement and plan of reorganization and the agreement and plan of merger.



    This discussion does not address all aspects of United States federal income taxation that may be important to you in light of your particular circumstances, or if you are subject to special rules, such as rules relating to:



    - stockholders who are not citizens or residents of the United States



    - financial institutions



    - tax-exempt organizations



    - insurance companies



    - mutual funds



    - dealers in securities



    - stockholders who acquired their shares of Schuler Homes common stock by exercising employee stock options or rights or otherwise as compensation



    - stockholders who hold their shares of Schuler Homes common stock as part of a hedge, straddle or a constructive sale or conversion transaction



    An opinion of tax counsel is not binding on the Internal Revenue Service or the courts, and neither we nor Schuler Homes intends to request a ruling from the Internal Revenue Service concerning the federal income tax consequences of the merger. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the conclusions set forth below or that a court will not sustain such a challenge. However, we, Schuler Homes and WPH-Schuler have sought a ruling from the Internal Revenue Service concerning the tax treatment of the contribution of the ownership interests in Western Pacific in the event Schuler Homes is later merged into us. Schuler Homes has received a letter from the Internal Revenue Service, dated November 16, 2000, which acknowledges receipt of the ruling request and notes that the Internal Revenue Service will reply as soon as possible. It is not certain when a ruling will be received. However, completion of the merger and the contribution is not dependent upon receipt of a favorable ruling from the Internal Revenue Service, and we do not expect the failure to receive a favorable ruling to have any material adverse federal income tax consequences to the Schuler Homes stockholders.



    Based on the foregoing, as a result of the merger:



    - no gain or loss will be recognized by us, Schuler Homes or Schuler Reorganization Sub as a result of the merger

    - no gain or loss will be recognized by you on the exchange of your shares of Schuler Homes common stock for our Class A common stock in the merger



    - the aggregate tax basis of our Class A common stock you receive in the merger will be the same as your aggregate tax basis in the Schuler Homes common stock you surrender in the merger



    - the tax holding period of our Class A common stock that you receive in the merger will include the period during which you held the Schuler Homes common stock surrendered in the merger



    Pursuant to the agreement and plan of reorganization, we will, as requested by WPH-Schuler or the former holders of the ownership interests in Western Pacific, file statements from time to time with the Internal Revenue Service to make the election provided by Section 341(f) of the Internal Code of 1986. Although such election may restrict our ability to make some otherwise non-taxable transfers of assets without prematurely paying income tax related to gains recognized on these asset transfers, no gain or loss will be recognized by either you or us as a result of our making such an election.



    THE FOREGOING DISCUSSION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OR ANY OTHER CONSEQUENCES OF THE MERGER AND, EXCEPT AS DESCRIBED HEREIN, DOES NOT ADDRESS TRANSACTIONS EFFECTUATED PRIOR OR SUBSEQUENT TO OR CONCURRENTLY WITH THE MERGER WHETHER OR NOT SUCH TRANSACTIONS ARE IN CONNECTION WITH THE MERGER. IN ADDITION, THIS DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES WHICH MAY VARY WITH, OR ARE CONTINGENT ON, YOUR INDIVIDUAL CIRCUMSTANCES. MOREOVER, THIS DISCUSSION DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. ACCORDINGLY, YOU ARE STRONGLY URGED TO CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES TO YOU OF THE MERGER.


VOTING AGREEMENT


    As an inducement and condition to the willingness of the Western Pacific owners to enter into the agreement and plan of reorganization, the record holders of the shares of Schuler Homes common stock beneficially owned by Mr. Schuler entered into a voting agreement in which the record holders agreed to vote all of the shares of Schuler Homes common stock owned by them in favor of the adoption and approval of the agreement and plan of merger. As of December 1, 2000, Mr. Schuler beneficially owned approximately 51.8% of the outstanding shares of Schuler Homes common stock. Accordingly, the agreement and plan of merger will be approved at the special meeting without the affirmative vote of any of the other Schuler Homes stockholders. The shares of Schuler Homes common stock beneficially owned by Mr. Schuler will also vote against any action or agreement that would materially breach any covenant, representation, warranty, or any other of Schuler Homes' obligations under the agreement and plan of reorganization and against any action that could interfere with or delay the transactions contemplated by the agreement and plan of reorganization.


    The record holders of the shares of Schuler Homes common stock beneficially owned by Mr. Schuler also agreed they would not offer to sell, sell, solicit or accept any inquires, proposals or offers to acquire any of the shares held by them until the merger is completed or the agreement and plan of reorganization is terminated.

REGULATORY APPROVALS

    No federal or state regulatory approvals must be obtained in connection with the reorganization, including the merger and the contribution.

                    THE AGREEMENT AND PLAN OF REORGANIZATION

    THE FOLLOWING SUMMARIZES THE MATERIAL TERMS OF THE AGREEMENT AND PLAN OF REORGANIZATION AND AGREEMENT AND PLAN OF MERGER, COPIES OF WHICH, EXCLUDING THE SCHEDULES AND EXHIBITS TO THE AGREEMENTS, ARE ATTACHED AS APPENDIX A AND APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS AND ARE INCORPORATED HEREIN BY REFERENCE. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE AGREEMENT AND PLAN OF REORGANIZATION AND TO THE AGREEMENT AND PLAN OF MERGER. WE URGE YOU TO READ THE AGREEMENT AND PLAN OF REORGANIZATION AND THE AGREEMENT AND PLAN OF MERGER IN THEIR ENTIRETIES FOR A MORE COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THE TRANSACTIONS DESCRIBED BELOW.

THE MERGER

    If the agreement and plan of merger is approved and adopted by the Schuler Homes stockholders, and following the satisfaction of the other conditions to the merger, Schuler Reorganization Sub, a wholly-owned subsidiary we will create to effect the merger, will be merged with and into Schuler Homes and Schuler Homes will become our wholly-owned subsidiary.

    If the agreement and plan of merger is approved, the merger closing will take place on the last business day of the month in which the last of the conditions to the agreement and plan of reorganization are satisfied or another date that the parties to the agreement and plan of reorganization agree upon. On the date the merger closes, we will file the certificate of merger together with Schuler Homes with the Secretary of State of Delaware. The merger will become effective when the certificate of merger is duly filed with the Delaware Secretary of State, or, if agreed to by us and by Schuler Homes, at a later time not to exceed 90 days after filing. Immediately after the reorganization is completed, we expect Schuler Homes to change its name to "Schuler
Residential, Inc.," and we expect to change our name to "Schuler Homes, Inc."

    Subsequent to the effective date of the merger, Schuler Homes may be merged with and into us if, among other things, a favorable ruling is received from the Internal Revenue Service regarding the tax treatment of the contribution made by WPH-Schuler to us of the ownership interests in Western Pacific. If this subsequent merger occurs, we will be the surviving corporation, will continue our corporate existence and will continue to operate the businesses of Schuler Homes and Western Pacific.

THE CONTRIBUTION


    On the business day immediately following the day on which the merger becomes effective, WPH-Schuler will transfer all of its ownership interests in Western Pacific to us and we will become the sole owner of the business operations of Western Pacific. Under the agreement and plan of reorganization, WPH-Schuler will receive shares of our Class B common stock in exchange for its contribution of the ownership interests of Western Pacific to us, and Bankers Trust Company will receive shares of our Class B common stock in payment of some of Western Pacific's obligations under its credit agreements. As of December 1, 2000, there were 20,137,642 shares of Schuler Homes common stock outstanding. If the reorganization occurred on this day, on the following day WPH-Schuler would receive 18,739,820 shares of our Class B common stock, constituting approximately 93.1% of the total number of shares of our Class B common stock then outstanding, and Bankers Trust Company would receive 1,397,822 shares of our Class B common stock, constituting approximately 6.9% of the total number of shares of our Class B common stock then outstanding.


CONVERSION AND REDEMPTION OF SHARES IN CONNECTION WITH THE MERGER

    Each outstanding share of Schuler Homes common stock outstanding immediately before the merger will be converted into the right to receive one share of our Class A common stock. All shares of Schuler Homes common stock held by Schuler Homes as treasury shares will be canceled and each share of Schuler Reorganization Sub will be converted into an equivalent share of common stock of Schuler Homes. As a result, Schuler Homes will become our wholly-owned subsidiary.

    We will redeem all of our currently outstanding shares which were previously issued to Schuler Homes and Western Pacific Housing, Inc., an affiliate of Western Pacific, for a redemption price of $1.00 per share. These redeemed shares will be canceled.

EXCHANGE OF STOCK CERTIFICATES IN CONNECTION WITH THE MERGER

    EXCHANGE AGENT

    We expect to retain Chase Mellon Shareholder Services, LLC to act as our exchange agent. Upon consummation of the merger, we will deposit with the exchange agent the certificates representing the shares of our Class A common stock to be issued in the merger.

    DO NOT SEND IN YOUR STOCK CERTIFICATES AT THIS TIME. YOU WILL RECEIVE A LETTER OF TRANSMITTAL AND FURTHER INSTRUCTIONS AS SOON AS PRACTICABLE AFTER THE MERGER IS EFFECTIVE.

    Each record holder of Schuler Homes common stock will be entitled to receive an appropriate amount of our Class A common stock upon surrender to the exchange agent of the holder's Schuler Homes stock certificate or certificates and a properly executed letter of transmittal. The stock certificate or certificates surrendered will be canceled. After the merger is effective, Schuler Homes stock certificates will represent only the right to receive an appropriate amount of our Class A common stock. All shares of our Class A common stock issued in exchange for certificates of Schuler Homes common stock will be considered to have been exchanged in full payment for the shares of Schuler Homes common stock. After the closing of the merger, the Schuler Homes stock transfer books will not register transfers of shares that were outstanding prior to the closing of the merger. If shares of Schuler Homes common stock are presented to Schuler Homes after the merger for any reason, the certificates will be canceled and exchanged for an appropriate amount of shares of our Class A common stock. We will not issue shares of our Class A common stock to any affiliate of Schuler Homes who surrenders Schuler Homes stock certificates to us until we receive an undertaking from that affiliate not to transfer those shares of our Class A common stock except in compliance with Rule 145 of the Securities Act, or pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act.

    NO LIABILITY

    We will not, and none of Schuler Reorganization Sub, Schuler Homes or the exchange agent will be liable to any Schuler Homes stockholder for any cash or shares of our common stock delivered to a public official pursuant to abandoned property, escheat or similar laws.

    LOST CERTIFICATES

    If any Schuler Homes stock certificates are lost, stolen, or destroyed prior to their surrender in connection with the merger, the owner may be required to submit an affidavit of that fact to the exchange agent. Also, we may require the owner to post a bond in a reasonable amount as indemnity against any potential claim regarding the lost certificates. In exchange for lost, stolen or destroyed stock certificates, after the owner has made the affidavit and posted the bond, the exchange agent will issue to the owner an appropriate amount of our Class A common stock. The exchange agent will also pay any unpaid dividends and distributions on shares of our Class A common stock that are deliverable upon our Class A common stock.

    DIVIDENDS AND DISTRIBUTIONS

    We will not pay any dividends or make any other distributions we have declared to a Schuler Homes stockholder until the stockholder has exchanged the Schuler Homes stock certificates for shares of our Class A common stock. Following surrender of any Schuler Homes certificates, we will pay to the owner, without interest, the amount of any dividends or other distributions we have declared to which the owner is entitled, less any taxes that we may be required to withhold.

STOCK OPTIONS

    Upon the merger becoming effective, each outstanding stock option to purchase shares of Schuler Homes common stock granted under its stock option plan and employee stock purchase plan will be converted into an option to purchase shares of our Class A common stock upon the same terms and conditions, including the number of shares and the exercise price, as the option to purchase Schuler Homes common stock.

CONVERTIBLE SUBORDINATED DEBENTURES AND SENIOR NOTES

    Upon the merger becoming effective and the completion of the reorganization, we will enter into a supplemental indenture with Schuler Homes and the trustee under Schuler Homes' indenture relating to $57.5 million of convertible subordinated debentures due 2003. As a result, the holders of the debentures will have the right to convert the debentures into our Class A common stock under some circumstances. The obligations relating to the convertible subordinated debentures, however, will remain with Schuler Homes. The obligations of Schuler Homes with respect to its outstanding $100.0 million of senior notes due 2008 will remain with Schuler Homes after the reorganization.


    The holders of the convertible subordinated debentures will be entitled at any time on or prior to January 15, 2003, subject to prior redemption or repurchase, to convert the debentures or some portions thereof into shares of our Class A common stock, at the conversion price of $21.83 per share, as it may be subsequently adjusted pursuant to the indenture. At the current conversion price, the maximum number of shares of our Class A common stock that could be issued pursuant to the indenture is 2,633,990. Assuming that, prior to the issuance of the Class A common stock upon conversion of the debentures, there would be 20,137,642 shares of our Class A common stock outstanding, these additional shares of Class A common stock would represent approximately 11.6% of our Class A common stock.


    If a favorable ruling is received from the Internal Revenue Service regarding the tax treatment of the contribution and Schuler Homes is merged into us, we will assume all of the obligations of Schuler Homes with respect to its convertible subordinated debentures and senior notes.

REPRESENTATIONS AND WARRANTIES

    The agreement and plan of reorganization contains customary representations and warranties made by Schuler Homes and the Western Pacific owners, which each party to the agreement and plan of reorganization relied on when agreeing to the reorganization and will rely on when closing the reorganization. These representations and warranties deal with issues such as:

    - the organization, valid existence and good standing of Schuler Homes, Western Pacific, the holders of ownership interests in Western Pacific and their subsidiaries, and similar corporate matters

    - the capital structure of Schuler Homes and Western Pacific

    - the authorization, execution, delivery and enforceability of the agreement and the plan of reorganization and that the agreement and plan of reorganization and the transactions contemplated by that agreement do not conflict with the charter documents of the parties to the agreement and plan of reorganization or any contracts, statutes or orders in any material way

    - the required consents and approvals for the merger and the other transactions contemplated by the agreement and plan of reorganization

    - the documents and financial statements filed by Schuler Homes with the Securities and Exchange Commission and the accuracy of information contained in them

    - the financial statements prepared by Western Pacific and its subsidiaries and the accuracy of information contained in them

    - the absence of undisclosed liabilities

    - the absence of material adverse events or changes

    - taxes and tax returns

    - real estate inventories

    - intellectual property

    - agreements, contracts and commitments

    - litigation

    - environmental matters and hazardous substances

    - employee benefit plans

    - compliance with laws

    - permits

    - labor matters

    - warranty obligations

    - homeowner associations

    - the absence of any brokers

COVENANTS

    The agreement and plan of reorganization contains a number of covenants, most of which provide limitations within which Schuler Homes and the Western Pacific owners will operate their businesses until the merger closes and WPH-Schuler contributes its ownership interests in Western Pacific to us. These covenants include the following:

    CONDUCT OF BUSINESS PENDING THE MERGER AND CONTRIBUTION

    From the date of the agreement and plan of reorganization until the earlier of the closing of the transactions contemplated by the agreement and plan of reorganization or the termination of the agreement and plan of reorganization, Schuler Homes and the Western Pacific owners will, unless they agree otherwise:

    - continue to operate their respective businesses in the usual, regular and ordinary course substantially consistent with past practices

    - use commercially reasonable efforts to preserve their business, management team, assets and insurance

    This conduct is subject to exceptions included in the disclosure schedules to the agreement and plan of reorganization.

    ADDITIONAL COVENANTS

    The agreement and plan of reorganization also provides that, from the date of the agreement and plan of reorganization until the earlier of the closing of the transactions contemplated under the agreement and plan of reorganization or the termination of the agreement and plan of reorganization, neither Schuler Homes, Western Pacific nor any of their subsidiaries will, unless they agree otherwise:

    - amend its certificate of incorporation, bylaws or other organizational documents, except for the purpose of organizing entities to acquire land in the ordinary course of business

    - sell, lease, license, mortgage or otherwise dispose of material properties or assets outside the ordinary course of business

    - make any material change in their accounting policies

    - issue or sell any stock or securities convertible into shares of their stock, or any subscriptions, rights, warrants or options

    - declare or pay any dividend or make any other distribution to any Schuler Homes stockholder or Western Pacific owner, other than an expected distribution of approximately $25.0 million to the Western Pacific owners for payment of income taxes due to the taxable income of Western Pacific

    - incur debt for borrowed money outside the ordinary course of business

    - make or commit to make any capital expenditure in excess of $500,000 per month, other than in connection with land acquisitions and expenditures associated with home building in the ordinary course of business consistent with past practices

    This conduct is subject to exceptions included in the disclosure schedules to the agreement and plan of reorganization.

    NO SOLICITATION

    The agreement and plan of reorganization also provides that, from the date of the agreement and plan of reorganization until the closing of the reorganization transactions or the termination of the agreement and plan of reorganization, Schuler Homes and the Western Pacific owners will not, directly or indirectly:

    - solicit, consider or encourage or accept any inquiries or proposals or offers to sell their securities, assets or properties, other than sales of properties in the ordinary course of business consistent with past practices

    - engage in negotiations or discussions with any other person concerning a proposal to sell or agree to sell any of their ownership interests in their respective subsidiaries, or their subsidiaries' assets or properties

    - provide information to any person or entity expressing an interest in making a proposal

    OTHER COVENANTS

    The agreement and plan of reorganization also provides that each of Schuler Homes and the Western Pacific owners will:

    - cooperate with the other and use commercially reasonable efforts to prevent the issuance of any order or finding that would prohibit, delay or make the transactions contemplated in the agreement and plan of reorganization unlawful

    - cause us to file this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part

    - give the other party access to its personnel, properties, books and records, and to furnish information reasonably requested by the other

    - use commercially reasonable efforts to obtain all consents, orders, approvals and authorizations of all governmental entities or other third parties required in connection with the transactions contemplated by the agreement and plan of reorganization, including the merger and the contribution

    - obtain the consent of the other party to any public announcement regarding the agreement and plan of reorganization, and use reasonable efforts to confer with the other party regarding public announcements required by statute, law, regulation, order, or NASD or NASDAQ rule or listing application concerning the transactions contemplated by the agreement and plan of reorganization

    - cause us to file a statement with the Internal Revenue Service to make the election provided by Section 341(f) of the Internal Revenue Code if requested by WPH-Schuler or any of the Western Pacific owners

    - not disclose any proprietary or confidential information concerning the other party's business policies


    - cause us to adopt a stock option plan similar to the stock option plan previously adopted by Schuler Homes, which we did as of October 12, 2000, and to grant stock options to some of the employees of Schuler Homes and Western Pacific, which we did as of November 22, 2000


    - use its best efforts to satisfy all of the conditions of closing to the agreement and plan of reorganization

    Additionally, the agreement and plan of reorganization provides that the Western Pacific owners will:

    - ensure Western Pacific is wholly-owned by WPH-Schuler prior to the closing of the merger

    - provide Schuler Homes a list of persons who are affiliates of the Western Pacific owners and WPH-Schuler and who will receive any securities pursuant to the reorganization and use their reasonable efforts to obtain from each of those affiliates an undertaking not to transfer shares of our Class A common stock or Class B common stock issued to that person pursuant to the reorganization except in compliance with Rule 145, or pursuant to an effective registration statement or an exemption from the registration requirements under the Securities Act

    The agreement and plan of reorganization also provides that Schuler Homes will:

    - call, convene and hold a meeting for the stockholders of Schuler Homes to approve the merger

    - cause us to submit a listing application to Nasdaq National Market to cover the shares of our Class A common stock to be issued in connection with the merger

CONDITIONS TO THE REORGANIZATION

    The reorganization, including the merger and the contribution, is subject to satisfaction or waiver of certain conditions. The following conditions must be satisfied before either Schuler Homes is obligated to effect the merger, or WPH-Schuler and the Western Pacific owners are obligated to effect the contribution:

    - the agreement and plan of merger must have been approved by the Schuler Homes stockholders

    - any applicable Hart-Scott-Rodino Act waiting period shall have expired or been terminated

    - the registration statement of which this document forms a part shall have been declared effective and no stop order suspending its effectiveness shall have been issued or, to the knowledge of the parties, threatened

    - no government entity or regulatory body shall have taken any action which has the effect of making the transactions contemplated by the agreement and plan of reorganization illegal or otherwise prohibits them

    - all approvals necessary under state securities laws relating to the issuance or trading of our common stock shall have been received

    - the shares of our Class A common stock to be issued in connection with the merger shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance

    - WPH-Schuler shall have signed and delivered an assignment of its ownership interests in Western Pacific to us

    - Mr. Rosenfeld, Mr. Manchester and Mr. Schuler, each of whom is one of our directors or executive officers, shall have agreed not to compete with us for a period of time after the closing of the transactions contemplated by the agreement and plan of reorganization

    - we shall have entered into a registration rights agreement and a stockholders agreement with the record owners of the Schuler Homes common stock beneficially owned by Mr. Schuler, WPH-Schuler and the holders of the membership interests in WPH-Schuler

    - we shall have entered into an employment agreement with Mr. Schuler

    The obligation of Schuler Homes to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

    - the representations and warranties of the Western Pacific owners set forth in the agreement and plan of reorganization and taken as a whole shall be true and correct in all material respects as of the closing of the merger, except for representations and warranties which speak as of an earlier date

    - the Western Pacific owners shall have materially performed all obligations required to be performed by them under the agreement and plan of reorganization at or prior to the closing of the merger

    - Schuler Homes shall have received certificates, as reasonably requested by Schuler Homes, signed by, or on behalf of, the Western Pacific owners certifying as to compliance by the Western Pacific owners with the conditions to closing of the agreement and plan of reorganization

    - Western Pacific shall have received the consents, authorizations and approvals from any government entities, regulatory bodies and third persons other than Schuler Homes or us, including the other parties to Western Pacific's lending agreements, necessary to avoid a material adverse effect on the transactions contemplated by the agreement and plan of reorganization, including the contribution, or to avoid making some of the material representations and warranties given by the Western Pacific owners in the agreement and plan of reorganization untrue

    - we shall have received statements signed by the Western Pacific owners certifying as to that owner's non-foreign status for purposes of United States income tax laws

    The obligation of the Western Pacific owners and WPH-Schuler to effect the contribution is subject to the satisfaction or waiver of the following additional conditions:

    - the representations and warranties of Schuler Homes set forth in the agreement and plan of reorganization and taken as a whole shall be true and correct in all material respects as of the closing of the merger, except for representations and warranties which speak as of an earlier date

    - Schuler Homes shall have materially performed all obligations required to be performed by it under the agreement and plan of reorganization at or prior to the closing of the transactions contemplated by the agreement and plan of reorganization, including the merger and the contribution

    - the Western Pacific owners shall have received certificates signed by officers of Schuler Homes certifying as to compliance by Schuler Homes with the conditions to closing of the agreement and plan of reorganization, as reasonably requested by Western Pacific

    - Schuler Homes shall have received the consents, authorizations and approvals from any government entities, regulatory bodies and third persons other than the other parties to the agreement and plan of reorganization, necessary to avoid a material adverse effect on the transactions contemplated by the agreement and plan of reorganization, including the merger, or to avoid making some of the material representations and warranties given by Schuler Homes in the agreement and plan of reorganization untrue

TERMINATION; EXPENSES

    The agreement and plan of reorganization may be terminated at any time before the merger becomes effective and the contribution occurs, whether before or after approval of the merger by the stockholders of Schuler Homes:

    - by mutual written consent of Schuler Homes and the Western Pacific owners

    - by either Schuler Homes or the Western Pacific owners if the Schuler Homes stockholders do not approve the agreement and plan of merger

    - by either Schuler Homes or the Western Pacific owners if the closing of the agreement and plan of reorganization has not occurred by January 31, 2001, or February 28, 2001 if either Schuler Homes or the Western Pacific owners exercise their options to extend the termination date

    - by either Schuler Homes or the Western Pacific owners if any of the transactions contemplated by the agreement and plan of reorganization are permanently restrained, enjoined or prohibited by a final order, decree or ruling, that cannot be appealed, of a federal or state court, or federal or state regulatory or administrative agency or commission with authority over the parties to the agreement and plan of reorganization, and the party that terminates the agreement and plan of reorganization has used reasonable efforts to remove the order or decree enjoining or prohibiting the transactions contemplated by the agreement and plan of reorganization

    - by either Schuler Homes or the Western Pacific owners if the other party breaches any of its representations and warranties or fails to comply with any of its covenants under the agreement and plan of reorganization, and fails to cure the breach or perform or comply with the failed covenant within 30 days of receipt of a written notice that a breach or a failure to observe or perform a covenant has occurred

    The party terminating the agreement and plan of reorganization must give written notice to the other parties of its intention to terminate the agreement and plan of reorganization, including the specific grounds for termination. If the agreement and plan of reorganization is terminated before all of the transactions contemplated by that agreement, including the merger and the contribution, are consummated, all fees, costs and expenses incurred in connection with the transactions contemplated by the agreement and plan of reorganization will be paid by whichever of Western Pacific or Schuler Homes incurred the cost, except for some taxes and fees and costs associated with preparing the registration statement of which this proxy statement/prospectus is a part, as well as the costs of mailing this proxy statement to the Schuler Homes stockholders, which will be shared equally by Schuler Homes and Western Pacific.

AMENDMENT AND WAIVER


    Schuler Homes, Apollo Real Estate Investment Fund, L.P., Blackacre WPH, LLC, Highridge Pacific Housing Investors, L.P., AP WP Partners, L.P., AP Western GP Corporation, AP LHI, Inc. and Lamco Housing, Inc. may amend the agreement and plan of reorganization at any time before or after the Schuler Homes stockholders approve and adopt the agreement and plan of merger. However, amendments made after approval and adoption of the agreement and plan of merger by the Schuler Homes stockholders may by law require further approval by the Schuler Homes stockholders. Schuler Homes stockholders must approve any subsequent amendments that alter the amount or type of shares they will receive, alter any term of our certificate of incorporation or alter the terms or conditions of the agreement and plan of merger to adversely affect Schuler Homes stockholders. Amendments must be in a written document signed by each of the parties, and in the case of Schuler Homes, must be properly approved by its board of directors.



    At any time prior to the closing of the merger, Schuler Homes and the Western Pacific owners may, among other things:


    - extend the time for performing any of the obligations or other acts of the other parties

    - waive any inaccuracies in the representations and warranties in the agreement and plan of reorganization or in any of the other documents related to the transactions contemplated in the agreement and plan of reorganization

    - waive compliance with any of the agreements or conditions contained in the agreement and plan of reorganization

STOCKHOLDERS AGREEMENT


    Upon the closing of the reorganization, our principal stockholders, including WPH-Schuler, Apollo Real Estate Investment Fund, L.P., Blackacre WPH, LLC and Highridge Pacific Housing Investors, L.P., who collectively will beneficially own substantially all of the stock issued to WPH-Schuler in the reorganization, and the holders of record of the shares of Schuler Homes common stock beneficially owned by Mr. Schuler, will enter into a stockholders agreement with us that will restrict their ability to transfer shares of our common stock that they beneficially own during the first nine month period after the closing of the reorganization and while any senior notes or convertible subordinated debentures issued by Schuler Homes remain outstanding. The outstanding $100.0 million of senior notes are due in 2008, and the outstanding $57.5 million of convertible subordinated debentures are due in 2003. Pursuant to the stockholders agreement, these stockholders will agree not to sell or acquire any of our securities that would require Schuler Homes to redeem or repurchase any of its outstanding debt issued under either its senior notes indenture or convertible subordinated debentures indenture. In addition, WPH-Schuler and Apollo Real Estate Investment Fund will agree not to transfer more than 70.0% of the shares of our Class B common stock beneficially owned by Apollo Real Estate Investment Fund upon the closing of the reorganization to a single person or entity, or a related group of persons.


    Furthermore, pursuant to the stockholders agreement, we will not sell any shares of Class A or Class B common stock, and the holders of record of shares of Schuler Homes common stock beneficially owned by Mr. Schuler will not sell any shares of Class A common stock, for 30 trading days before and after the first anniversary of the date of the closing of the reorganization. We and the holders of record of shares of Schuler Homes common stock beneficially owned by Mr. Schuler also will agree not to sell any stock for the last 60 trading days before the date on which WPH-Schuler elects to dissolve. WPH-Schuler will agree to dissolve no later than the second day after the second anniversary of the closing of the reorganization.

    Under the terms of the stockholders agreement, following the automatic conversion of our Class B common stock into Class A common stock, if any of these principal stockholders except WPH-Schuler beneficially own at least one-ninth of the shares of our issued and outstanding Class A common stock, that person will be entitled to designate one or more nominees for our board of directors, depending on the total number of shares that person beneficially owns. In addition, the holders of record of shares of Schuler Homes common stock beneficially owned by Mr. Schuler, WPH-Schuler and the other principal stockholders will agree that as long as WPH-Schuler remains in existence, they will not place any shares of our common stock beneficially owned by them into a voting trust or enter into a voting agreement with respect to those shares, except pursuant to the stockholder agreement. The holders of record of the shares of Schuler Homes common stock beneficially owned by Mr. Schuler, Apollo Real Estate Investment Fund, Blackacre WPH and Highridge Pacific Housing Investors will also agree not to join any partnership, syndicate or act in concert with any other person or solicit or participate in a solicitation of proxies as long as WPH-Schuler remains in existence, except pursuant to the stockholders agreement.

REGISTRATION RIGHTS

    Following the completion of the reorganization, under the terms of a registration rights agreement by and among us, WPH-Schuler, Apollo Real Estate Investment Fund, Blackacre WPH, Highridge Pacific Housing Investors and the holders of record of shares of Schuler Homes common stock beneficially owned by Mr. Schuler, those stockholders will have the right, under specific conditions, to require us to register shares of our Class A common stock under the Securities Act. The holders of record of shares of Schuler Homes common stock beneficially owned by Mr. Schuler will have the right to require us to file one registration statement to register securities that they receive in connection with the merger. WPH-Schuler and those Western Pacific owners will have the right to require us to file up to a total of five registration statements to register shares of our Class A common stock that were issued to them upon conversion of their shares of Class B common stock, or that were issued by us to them to satisfy indemnification obligations of Schuler Homes arising under the agreement and plan of reorganization. The holders of record of shares of our Class A common stock beneficially owned by Mr. Schuler, WPH-Schuler and those Western Pacific owners will also be entitled to require us to include these securities in future registration statements we file under the Securities Act. We cannot be required to file more than one registration statement during any twelve month period, regardless of the number of stockholders that request us to register their shares, nor may we be required to file a registration statement until nine months after the reorganization is completed.

    A holder of Class A common stock who has exercised its rights under the registration rights agreement to require us to register shares owned by it will not be entitled, except in some circumstances, to publicly sell or distribute any shares of our securities owned by it during the ten days before, and for between 90 to 180 days after, the closing date of any underwritten public offering made in connection with that registration statement. We will agree not to sell or distribute any of our securities during the ten days before and 180 days after the closing date of any underwritten offering made in connection with that registration statement except in some instances. We will also agree to require the holders of our securities purchased after the date of the registration agreement to agree that they will not sell or distribute any of our securities during the ten days before and 180 days after the closing date of any underwritten offering made in connection with that registration statement, except in some instances.

    Once a holder can sell all of its shares under Rule 144 of the Securities Act during any three month period, the holder will not be entitled to require us to register its shares under the registration rights agreements. Additionally, any remaining registration rights will terminate five years after the date of the registration rights agreement. Registration of shares of common stock pursuant to the exercise of these registration rights will result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration and may adversely affect our stock price.

             UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA


    The following unaudited pro forma condensed combined financial data are derived from the historical financial statements of Schuler Homes and Western Pacific. The unaudited pro forma condensed combined balance sheet as of September 30, 2000 and the unaudited pro forma condensed combined statements of income for the year ended December 31, 1999 and the nine months ended
September 30, 2000 are presented as if the reorganization, including the merger and the contribution of the Western Pacific ownership interests, had been completed:



    - on September 30, 2000 for purposes of the unaudited pro forma condensed combined balance sheet



    - on January 1, 1999 for purposes of the unaudited pro forma condensed combined statements of income for the year ended December 31, 1999 and the nine months ended September 30, 2000



    As a result of the different existing fiscal year-ends of December 31 for Schuler Homes and March 31 for Western Pacific, the unaudited pro forma condensed combined statement of income for the year ended December 31, 1999 includes the actual operations of Schuler Homes for the year ended December 31, 1999 and the actual operations of Western Pacific for the year ended March 31, 2000. As such, the operating results of Western Pacific for the three months ended March 31, 2000 are included in the unaudited pro forma condensed combined income statements for the year ended December 31, 1999 and also for the nine months ended September 30, 2000. Except for the seasonality of Western Pacific's home sales, which are more significant during the three months ended March 31, 2000 than any other quarter, there are no other significant unusual charges or events reflected in the operations of Western Pacific during the three months ended March 31, 2000. In connection with the reorganization, we expect Schuler Homes to change its fiscal year-end to March 31. We have also elected to have a fiscal year-end of March 31.



    The following unaudited pro forma condensed combined financial data should be read in conjunction with the historical consolidated financial statements of Schuler Homes, including the notes thereto, and the historical combined financial statements of Western Pacific, including the notes thereto, included elsewhere in this registration statement. The unaudited pro forma condensed combined financial data are presented for illustrative purposes only and do not purport to represent our financial position as of September 30, 2000 or our results of operations for the year ended December 31, 1999 and the nine months ended September 30, 2000 that would actually have occurred had the reorganization been completed on the dates indicated, nor do they represent a forecast of our financial position or results of operations as of any future date or any future period.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET


                            AS OF SEPTEMBER 30, 2000


                             (DOLLARS IN THOUSANDS)


                                                                            PRO FORMA       SCHULER HOLDINGS
                                         SCHULER HOMES   WESTERN PACIFIC   ADJUSTMENTS         PRO FORMA
                                         -------------   ---------------   -----------      ----------------
ASSETS:
Cash and cash equivalents..............     $  3,206         $ 11,685       $  (5,000)(a)      $    9,891
Inventories............................      458,998          459,666              --             918,664
Investments in unconsolidated joint
  ventures.............................       11,250               --                              11,250
Deferred income taxes..................       15,963               --          (6,639)(a)           9,324
Intangibles, net.......................       13,810            3,000          41,633 (a)          58,443
Other assets, net......................       24,731           24,651          (2,226)(a)          47,156
                                            --------         --------       ---------          ----------
  Total assets.........................     $527,958         $499,002       $  27,768          $1,054,728
                                            ========         ========       =========          ==========

LIABILITIES AND EQUITY:
Accounts payable and accrued
  liabilities..........................     $ 60,904         $ 63,324       $   2,774 (a)      $  127,002
Debt...................................      253,469          307,773          20,000 (a)         581,242
Minority interests.....................        2,472            6,032                               8,504
Owners' equity.........................           --          121,873        (121,873)(a)              --
Stockholders' equity
  Common stock.........................      211,113               --        (211,113)(a)              --
  Class A common stock(h)..............           --               --         211,113 (a)         211,113
  Class B common stock(h)..............           --               --         126,867 (a)         126,867
                                            --------         --------       ---------          ----------
  Total liabilities and equity.........     $527,958         $499,002       $  27,768          $1,054,728
                                            ========         ========       =========          ==========

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                        SCHULER HOMES     WESTERN PACIFIC
                                         YEAR ENDED         YEAR ENDED       PRO FORMA       SCHULER HOLDINGS
                                      DECEMBER 31, 1999   MARCH 31, 2000    ADJUSTMENTS         PRO FORMA
                                      -----------------   ---------------   -----------      ----------------
Revenues............................      $ 506,778          $ 535,019                          $1,041,797
Cost of sales.......................       (403,684)          (428,163)       $ (1,786)(b)        (833,633)
                                          ---------          ---------        --------          ----------
  Gross profit......................        103,094            106,856          (1,786)            208,164
Selling, general and administrative
  expenses..........................        (57,228)           (54,150)                           (111,378)
Amortization of intangibles.........           (882)              (400)         (2,082)(c)          (3,364)
Interest and other income (expense),
  net...............................         (2,647)            (5,296)                             (7,943)
                                          ---------          ---------        --------          ----------
  Income before minority interests
    in income of consolidated joint
    ventures and provision for
    income taxes....................         42,337             47,010          (3,868)             85,479
Minority interests in income of
  consolidated joint ventures.......           (444)            (5,385)                             (5,829)
                                          ---------          ---------        --------          ----------
  Income before provision for income
    taxes...........................         41,893             41,625          (3,868)             79,650
Provision for income taxes..........        (16,173)                --         (16,222)(d)         (32,395)
                                          ---------          ---------        --------          ----------
Net income..........................      $  25,720          $  41,625        $(20,090)         $   47,255
                                          =========          =========        ========          ==========
Weighted average shares outstanding:
  Basic.............................         19,998                             20,138 (e)          40,136
  Diluted...........................         22,632                             20,138 (e)             N/A
Net income per share:
  Basic.............................      $    1.29                                             $     1.18
  Diluted(f)........................      $    1.28                                             $     1.18

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                    SCHULER HOMES       WESTERN PACIFIC
                                  NINE MONTHS ENDED    NINE MONTHS ENDED     PRO FORMA       SCHULER HOLDINGS
                                  SEPTEMBER 30, 2000   SEPTEMBER 30, 2000   ADJUSTMENTS         PRO FORMA
                                  ------------------   ------------------   -----------      ----------------
Revenues........................      $ 494,283            $ 421,925                            $ 916,208
Cost of sales...................       (380,759)            (333,112)         $ (1,153)(b)       (715,024)
                                      ---------            ---------          --------          ---------
  Gross profit..................        113,524               88,813            (1,153)           201,184
Selling, general and
  administrative expenses.......        (55,556)             (45,485)                            (101,041)
Non-cash charge for impairment
  of long-lived assets(g).......        (36,398)                                                  (36,398)
Amortization of intangibles.....         (1,582)                (300)           (1,561)(c)         (3,443)
Interest and other income
  (expense), net................         (3,500)              (2,038)                              (5,538)
                                      ---------            ---------          --------          ---------
  Income before minority
    interests in income of
    consolidated joint ventures
    and provision for income
    taxes.......................         16,488               40,990            (2,714)            54,764
Minority interests in income of
  consolidated joint ventures...           (777)              (3,380)                              (4,157)
                                      ---------            ---------          --------          ---------
  Income before provision for
    income taxes................         15,711               37,610            (2,714)            50,607
Provision for income taxes......         (5,881)                  --           (14,840)(d)        (20,721)
                                      ---------            ---------          --------          ---------
Net income......................      $   9,830            $  37,610          $(17,554)         $  29,886
                                      =========            =========          ========          =========
Weighted average shares
  outstanding:
  Basic.........................         20,102                                 20,138 (e)         40,240
  Diluted.......................            N/A                                 20,138 (e)            N/A
Net income per share:
  Basic.........................      $    0.49                                                 $    0.74
  Diluted(f)....................      $    0.49                                                 $    0.74


------------------------


(a) Represents preliminary purchase adjustments to reflect the assets and liabilities of Western Pacific as if the reorganization had occurred on September 30, 2000. Actual purchase adjustments will be based on the assets and liabilities of Western Pacific at the time of the consummation of the reorganization in accordance with Accounting Principles Board Opinion
    No. 16. In addition, the historical net assets of Western Pacific will change by the amount of its net operating results from October 1, 2000 through the date of the completion of the reorganization.

    The recordation of the reorganization using purchase accounting is based upon the following estimated purchase price and related goodwill, assuming the historical cost of Western Pacific's assets and liabilities approximates their fair value:


(IN THOUSANDS, EXCEPT PER SHARE DATA)
Shares of Class B common stock..............................     20,138
Estimated fair market value per share.......................  $    6.30
                                                              ---------
Estimated purchase price....................................    126,867
Acquisition costs incurred as of September 30, 2000.........      2,226
Estimated remaining acquisition costs.......................      2,774
                                                              ---------
Total estimated purchase price and acquisition costs........    131,867
Less Western Pacific historical equity......................   (121,873)
Deferred income tax liability...............................      6,639
Tax distributions made to Western Pacific owners............     25,000
                                                              ---------
Excess of purchase price over net assets acquired
  (goodwill)................................................  $  41,633
                                                              =========



    The actual number of shares of our Class B common stock to be issued in connection with the reorganization will be equal to the number of shares of Schuler Homes common stock outstanding at the consummation of the reorganization. The estimated fair market value per share of the Class B common stock that WPH-Schuler will receive in connection with the reorganization was determined from a valuation completed by an independent, third party appraiser. The valuation reflects the differences in the terms of our Class A and Class B common stock, as well as the trading restrictions on our Class B common stock. You should read the discussion under the headings "The Agreement and Plan of Reorganization--Stockholders Agreement" and "Description of Schuler Holdings Capital Stock" for further information about the terms of our Class A and Class B common stock and the restrictions on our Class B common stock.


    The deferred income tax liability is related to the income tax effect of timing differences created as a result of the contribution to us of the ownership interests in Western Pacific that were previously held in limited partnerships and limited liability companies.


    Western Pacific will make a tax distribution to the Western Pacific owners before the consummation of the reorganization of approximately
    $25.0 million related to the allocation of estimated cumulative taxable income through December 31, 2000, plus an additional distribution for the allocation of estimated taxable income incurred after December 31, 2000 and prior to the closing of the reorganization, in accordance with the terms of its limited partnership agreements and its operating agreement. The tax distribution will be funded by $5.0 million in cash and $20.0 million from the revolving credit facility. This distribution has not been declared and therefore has not been recorded in Western Pacific's historical financial statements.



(b) Represents the increase in cost of sales as a result of an increase in interest incurred and capitalized due to the funding of the tax distribution from the revolving credit facility. Interest is incurred at an effective interest rate of 10.20%



(c) Represents amortization of the estimated excess of the purchase price over net assets acquired, or goodwill, on a straight-line basis over an estimated useful life of 20 years.



(d) Represents the pro forma effect on combined provision for income taxes resulting from the operations of Western Pacific and Schuler Homes, and other pro forma adjustments based on an effective tax rate for Western Pacific of 40.72% based on federal and California tax rates.



(e) Represents the exchange of shares of Schuler Homes common stock for shares of our Class A common stock and the issuance of 20,137,642 shares of our Class B common stock to the Western Pacific owners and Bankers Trust Company.

(f) Diluted net income per share for the year ended December 31, 1999 was computed by adding interest expense applicable to Schuler Homes' convertible subordinated debentures of $3.3 million for the year ended December 31, 1999 net of related income taxes, to net income. The computation of diluted net income per share for Schuler Homes for the nine months ended September 30, 2000 and the pro forma diluted net income per share for the year ended December 31, 1999 and nine months ended September 30, 2000 excludes the impact of the convertible subordinated debentures, since the effect would be antidilutive.



(g) In contemplation of the reorganization, Schuler Homes plans to increase its product offerings in Hawaii by adding projects in various areas of the Hawaiian islands, while reducing its investment in longer term land parcels in areas where it has a concentration of land. The change in strategy resulted in the recognition of a non-cash charge for impairment of long-lived assets of approximately $36.4 million, or $22.2 million after taxes, during the nine months ended September 30, 2000. This charge is a non-recurring item and is not indicative of future operating results.



(h) The Class A and Class B common stock have differing voting rights, including in regards to the election of directors. You should read the discussion under the heading "Description of Schuler Holdings Capital Stock" for further information about the terms of our Class A and Class B common stock.

        SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SCHULER HOMES

    The following selected consolidated financial data of Schuler Homes are derived from Schuler Homes' consolidated financial statements and the related notes, and other financial data of Schuler Homes included elsewhere in this document. These historical results are not necessarily indicative of the results to be expected in the future. You should read the section entitled "Management's Discussion and Analysis of Consolidated Financial Condition and Consolidated Results of Operations of Schuler Homes" and the financial statements and the related notes to those statements included elsewhere in this document in conjunction with the information contained in this table.


                                                                   YEAR ENDED                                NINE MONTHS ENDED
                                                                  DECEMBER 31,                                 SEPTEMBER 30,
                                         --------------------------------------------------------------   -----------------------
                                            1999         1998         1997         1996         1995         2000         1999
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Residential real estate sales..........  $  506,778   $  282,902   $  229,624   $   93,645   $  132,897   $  494,283   $  355,851
Cost and expenses:
  Residential real estate sales........     403,684      225,370      184,843       76,612      101,356      380,759      282,436
  Selling and commissions..............      31,747       19,124       17,268        7,767        7,333       29,265       22,623
  General and administrative...........      25,481       16,008       13,596        4,179        4,167       26,291       18,400
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total costs and expenses...........     460,912      260,502      215,707       88,558      112,856      436,315      323,459
Non-cash charge for impairment of
  long-lived assets(1).................          --           --           --       23,910        9,405       36,398           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Operating income (loss)..............      45,866       22,400       13,917      (18,823)      10,636       21,570       32,392
Income (loss) from unconsolidated joint
  ventures.............................       1,322        2,435         (136)         157          967        1,069          893
Minority interest in pretax income of
  consolidated subsidiary..............        (444)          --           --           --           --         (777)        (272)
Other income (expense).................      (4,851)      (4,243)      (4,261)          (9)         462       (6,151)      (3,492)
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before provision for
  income taxes.........................      41,893       20,592        9,520      (18,675)      12,065       15,711       29,521
Provision (credit)for income taxes.....      16,173        7,876        3,634       (7,289)       4,703        5,881       11,360
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)......................  $   25,720   $   12,716   $    5,886   $  (11,386)  $    7,362   $    9,830   $   18,161
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net income (loss) per share (basic)....  $     1.29   $     0.63   $     0.29   $    (0.55)  $     0.35   $     0.49   $     0.91
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average shares outstanding
  (basic)..............................  19,997,759   20,102,922   20,100,267   20,583,860   20,874,177   20,102,329   19,967,688
Net income (loss) per share
  (diluted)(2).........................  $     1.28   $     0.63   $     0.29   $    (0.55)  $     0.35   $     0.49   $     0.91
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average shares outstanding
  (diluted)............................  22,631,749          N/A          N/A          N/A          N/A          N/A          N/A



                                                                                                                   AS OF
                                                                      AS OF DECEMBER 31,                       SEPTEMBER 30,
                                                     ----------------------------------------------------   -------------------
                                                       1999       1998       1997       1996       1995       2000       1999
                                                     --------   --------   --------   --------   --------   --------   --------
                                                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash...............................................  $  6,673   $  4,915   $  3,842   $  1,619   $  6,147   $  3,206   $  6,673
Inventories........................................   436,305    325,166    291,081    238,358    247,506    458,998    436,305
Total assets.......................................   490,466    385,543    340,571    268,947    273,370    527,958    490,466
Revolving credit facility..........................    78,183     17,365     91,077     44,690     36,781     86,575     78,183
9% Senior Notes due 2008...........................    98,671     98,512         --         --         --     98,791     98,671
6.50% Convertible Subordinated Debentures due
  2003.............................................    57,500     57,500     57,500     57,500     57,500     57,500     57,500
Other indebtedness.................................     2,409      3,954      2,627         --         --     10,603      2,409
Total debt.........................................   236,763    177,331    151,204    102,190     94,281    253,469    236,763
Total stockholders' equity.........................   201,148    175,555    163,355    157,465    173,851    211,113    201,148


------------------------

(1) Represents a non-cash charge pursuant to Financial Accounting Standards Board Statement No. 121.

(2) Net income (loss) per share (diluted) is computed by adding interest charged to cost of residential real estate sold which is applicable to Schuler Homes' convertible subordinated debentures, net of related income taxes, to net income and dividing by the weighted average number of shares outstanding, assuming conversion of all of the outstanding amounts of the convertible subordinated debentures. The computation of diluted earnings per share for the years ended December 31, 1998, 1997, 1996 and 1995 excludes the impact of the convertible subordinated debentures, since the effect would be antidilutive.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND CONSOLIDATED RESULTS OF OPERATIONS OF SCHULER HOMES

BACKGROUND

    Schuler Homes designs, constructs, markets and sells single-family residences, townhomes and condominiums primarily to entry level and first-time move-up buyers. Schuler Homes operates in Hawaii, Colorado, northern California, Oregon, southern California, Washington and Arizona.


    Schuler Homes' financial results through September 30, 2000 benefited from strength in the housing markets of many of Schuler Homes' mainland divisions, in particular, Colorado, northern California and Washington. Schuler Homes also realized higher revenues and operating results in its Hawaii division, partly offset by a softening in Oregon's housing market and lower operating results in Schuler Homes' Oregon division, during the nine months ended September 30, 2000 compared to the nine months ended September 30, 1999. In particular, increased sales prices in many of Schuler Homes' mainland markets, coupled with the closings of home sales in projects in which land costs were lower than the cost at which land can be purchased today, positively impacted Schuler Homes' profit margins during the nine months ended September 30, 2000.



    For the nine months ended September 30, 2000, Schuler Homes reported revenues of $494.3 million compared to revenues of $355.9 million during the nine months ended September 30, 1999. Operating income during the nine months ended September 30, 2000, before the non-cash charge for impairment of long-lived assets discussed below, was $58.0 million, representing an increase of 79.0% over operating income of $32.4 million during the nine months ended September 30, 1999. Net income during the nine months ended September 30, 2000, before the non-cash charge for impairment of long-lived assets discussed below, was $32.0 million, representing an increase of 76.4% over net income of $18.2 million during the nine months ended September 30, 1999. After giving effect to the non-cash charge for impairment of long-lived assets discussed below, Schuler Homes had operating income of $21.6 million and net income of $9.8 million for the nine months ended September 30, 2000. Schuler Homes' stated goal for calendar year 2000, as reported to its employees, is annual revenues in excess of $600.0 million.


    Schuler Homes' financial results for the year ended December 31, 1999 reflected higher operating margins than for the year ended December 31, 1998, along with increased unit closings and sales volumes. Revenues increased 79.1% from $282.9 million for the year ended December 31, 1998, to $506.8 million for the year ended December 31, 1999. The number of units closed increased 44.7% from 1,827 for the year ended December 31, 1998, to 2,643 for the year ended December 31, 1999. Net income increased 102.3% from $12.7 million for the year ended December 31, 1998, to $25.7 million for the year ended December 31, 1999.

RESULTS OF OPERATIONS

    Schuler Homes' statements of operations data expressed as a percentage of total residential real estate sales are shown below for the periods indicated.


                                                                                                NINE MONTHS
                                                                     YEAR ENDED                    ENDED
                                                                    DECEMBER 31,               SEPTEMBER 30,
                                                           ------------------------------   -------------------
                                                             1999       1998       1997       2000       1999
                                                           --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Residential real estate sales............................   100.0%     100.0%     100.0%     100.0%     100.0%
Costs and expenses:
  Residential real estate sales..........................    79.6       79.7       80.5       77.0       79.4
  Selling and commissions................................     6.3        6.8        7.5        5.9        6.3
  General and administrative.............................     5.0        5.6        5.9        5.3        5.2
                                                            -----      -----      -----      -----      -----
Total costs and expenses.................................    90.9       92.1       93.9       88.3       90.9
                                                            -----      -----      -----      -----      -----
  Operating income before non-cash charge for impairment
    of long-lived assets(1)..............................     9.1%       7.9%       6.1%      11.7%       9.1%
                                                            =====      =====      =====      =====      =====


------------------------


(1) Represents operating income before the non-cash charge for impairment of long-lived assets as a percentage of revenues. During the three months ended September 30, 2000, Schuler Homes recognized a non-cash charge for impairment of long-lived assets of approximately $36.4 million, $22.2 million after tax, resulting in reported operating losses for the three months ended September 30, 2000 of $15.8 million and net losses for the three months ended September 30, 2000 of $10.8 million. Operating income, exclusive of the non-cash charge, was $20.6 million for the three months ended September 30, 2000 and $58.0 million for the nine months ended September 30, 2000.

    Schuler Homes' number of units closed, average sales prices of units closed and backlog are set forth below for the periods indicated. Schuler Homes' stated goal for calendar year 2000, as reported to its employees, is to close over 3,000 homes.



                                                   YEAR ENDED                        NINE MONTHS ENDED
                                                  DECEMBER 31,                         SEPTEMBER 30,
                                   ------------------------------------------   ---------------------------
                                       1999           1998           1997           2000           1999
                                   ------------   ------------   ------------   ------------   ------------
SELECTED OPERATING DATA:
Units closings
Colorado.........................         1,368          1,090            950          1,241            995
Hawaii(1)........................           319            320            343            232            229
Northern California..............           256             83             15            239            159
Oregon...........................           308             63              9            220            243
Southern California..............            --             --             --              2             --
Washington(2)....................           273             --             --            247            199
                                   ------------   ------------   ------------   ------------   ------------
  Total consolidated.............         2,524          1,556          1,317          2,181          1,825
Unconsolidated joint ventures:
  Colorado(3)....................            80             --             --             36             56
  Hawaii(4)......................            21             20             28             32             16
  Southern California(5).........            18             --             --             76              9
  Washington(2)..................            --            251             82             --             --
                                   ------------   ------------   ------------   ------------   ------------
Total............................         2,643          1,827          1,427          2,325          1,906
                                   ============   ============   ============   ============   ============
Average sales price:
  Colorado.......................  $    179,000   $    158,000   $    149,000   $    200,000   $    176,000
  Hawaii(1)......................       252,000        268,000        228,000        271,000        254,000
  Northern California............       246,000        154,000        141,000        317,000        233,000
  Oregon.........................       163,000        198,000        179,000        150,000        162,000
  Washington(2)..................       246,000             --             --        275,000        235,000
  Southern California............            --             --             --        139,000             --
    Total consolidated...........       200,000        182,000        169,000        224,000        195,000
  Unconsolidated joint ventures:
  Colorado(3)....................       175,000             --             --        194,000        170,000
  Hawaii(4)......................       126,000        121,000        130,000        131,000        134,000
  Southern California(5).........       393,000             --             --        336,000        307,000
  Washington(2)..................            --        240,000        223,000             --             --
Total............................  $    200,000   $    189,000   $    172,000   $    226,000   $    194,000
Backlog at period end,
  units(6).......................           974            681            408            976          1,032
Backlog at period end, aggregate
  sales value(6).................  $208,727,000   $123,886,000   $ 76,125,000   $241,754,000   $216,917,000


--------------------------


(1) The number of unit closings includes homes and lots sold pursuant to Schuler Homes' "zero-down" sales program in Hawaii, but excludes 12 sales that closed prior to April 1, 2000 under Schuler Homes' zero-down sales program for which the second mortgage notes were sold during the nine months ended
   September 30, 2000, and 11 sales that closed prior to January 1, 1999 under Schuler Homes' zero-down sales program for which the second mortgage notes were sold during the nine months ended September 30, 1999. Revenues associated with zero-down closings are deferred until the related notes receivables are paid in full. Approximately $0.2 million of revenues associated with one zero-down closing were deferred in the year ended December 31, 1999, approximately $0.3 million of revenues associated with two zero-down closings were deferred in the year ended December 31, 1998 and approximately $3.4 million of revenues associated with eighteen zero-down closings were deferred in the year ended December 31, 1997.


(2) Reflects information with respect to 100.0% of the operations of Stafford Homes in which Schuler Homes acquired a 49.0% interest in July 1997. Schuler Homes increased its interest in Stafford Homes to 89.0% in January 1999. Had Schuler Homes acquired a 49.0% ownership interest in Stafford Homes as of January 1, 1997, the number of sales closed for the year ended December 31, 1997 would have been 160.

(3) Reflects information with respect to 100.0% of the operations of Schuler Homes' 50.0%-owned joint venture in Colorado.

(4) Reflects information with respect to 100.0% of the operations of Schuler Homes' two 50.0%-owned joint ventures in Hawaii.

(5) Reflects information with respect to 100.0% of the operations of Schuler Homes' 24.5% to 49.0%-owned joint ventures in southern California.

(6) Represents homes and lots subject to pending sales contracts that have not closed. Because such contracts require satisfaction of various contingencies and buyers may cancel them at any time, Schuler Homes cannot assure you that homes and lots subject to pending sales contracts will close.


COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999


    RESIDENTIAL REAL ESTATE SALES


    Schuler Homes' residential real estate sales for the nine months ended September 30, 2000 were $494.3 million, an increase of 38.9% from residential real estate sales of $355.9 million for the nine months ended September 30, 1999. The increase reflects a larger number of unit sales closed at higher average sales prices in the nine months ended September 30, 2000 relative to the nine months ended September 30, 1999. Schuler Homes' average sales price per unit increased to $224,000 for the nine months ended September 30, 2000 from an average sales price per unit of $195,000 for the nine months ended
September 30, 1999. Residential real estate sales for the nine months ended September 30, 2000 include revenues from land sales of $6.2 million from the sale of a land parcel in northern California.


    COSTS AND EXPENSES--RESIDENTIAL REAL ESTATE SALES

    Costs and expenses--residential real estate sales represents the acquisition, development and construction costs attributable to home sales closed. Acquisition, development and construction costs include primarily land acquisition costs, site work and land development costs, construction material and labor costs, engineering and architectural costs, loan fees, interest, and other direct and indirect costs attributable to development, project management and construction activities.


    Costs and expenses-residential real estate sales for the nine months ended September 30, 2000 were $380.8 million, an increase of 34.8% compared to costs and expenses-residential real estate sales for the nine months ended
September 30, 1999 of $282.4 million. This increase reflects a larger number of units closed and related increased revenues during the nine months ended September 30, 2000 relative to nine months ended September 30, 1999. As a percentage of revenues, costs and expenses-residential real estate sales decreased to 77.0% for the nine months ended September 30, 2000 from 79.4% for the nine months ended September 30, 1999. Increased sales prices in many of Schuler Homes' mainland markets, coupled with the closings of home sales in projects in which land costs were lower than the cost at which land can be purchased today, positively impacted Schuler Homes' profit margins during the nine months ended September 30, 2000. Schuler Homes believes that since there can be no assurance that it will be able to raise sales prices in the future at the same rate as increases in land and construction costs, profit margins in the future will likely be lower than those achieved in the nine months ended September, 2000.



    Total interest incurred during the nine months ended September 30, 2000 was approximately $14.8 million, compared to approximately $13.6 million during the nine months ended September 30, 1999. Of the amounts incurred, approximately $3.9 million was included in other expense and expensed currently in the nine months ended September 30, 2000, and approximately $2.0 million was included in other expense and expensed currently in the nine months ended September 30, 1999. The remaining interest incurred during the nine months ended
September 30, 2000 and 1999 was capitalized to development projects. Interest capitalized to projects is expensed through costs and expenses-- residential real estate sales as sales are closed and revenue is recognized in the particular project. The amount of previously capitalized interest expensed through costs and expenses--residential real estate sales totaled $12.3 million during the nine months ended September 30, 2000 and $11.9 million during the nine months ended September 30, 1999.



    Average debt outstanding was approximately $247.9 million for the nine months ended September 30, 2000 and approximately $235.1 million for the nine months ended September 30, 1999. Schuler Homes' average interest rate on its debt for the nine months ended September 30, 2000 was approximately 7.9%, compared to approximately 7.8% for the nine months ended September 30, 1999. Schuler Homes' notes payable to banks bear interest based on the prime interest rate or LIBOR. Changes in the prime interest rate or LIBOR rates will affect the amount of interest being capitalized to inventory and subsequently expensed through costs and expenses--residential real estate sales as sales are closed and revenue is recognized.


    COSTS AND EXPENSES--SELLING AND COMMISSIONS

    Selling and commissions expense represents selling and marketing costs associated with the sale of homes. Such costs include commissions, sales incentives offered to buyers, advertising costs, model and sales office costs and other general sales and marketing costs.


    Selling and commissions expenses for the nine months ended September 30, 2000 were $29.3 million compared to selling and commissions expenses for the nine months ended September 30, 1999 of $22.6 million. As a percentage of revenues, selling and commissions expenses decreased to 5.9% for the nine months ended September 30, 2000 from 6.3% for the nine months ended September 30, 1999. The decrease in selling and commissions expenses as a percentage of revenues is primarily attributable to selling and commissions expenses increasing at a slower rate than revenues.


    COSTS AND EXPENSES--GENERAL AND ADMINISTRATIVE

    General and administrative expenses include salaries, office costs and other administrative costs. Schuler Homes capitalizes indirect costs attributable to specific projects and deducts these costs as part of costs and expenses-residential real estate sales.


    General and administrative expenses for the nine months ended September 30, 2000 were $26.3 million, an increase of 42.9% compared to general and administrative expenses for the nine months ended September 30, 1999 of $18.4 million. As a percentage of revenues, general and administrative expenses was 5.3% for the nine months ended September 30, 2000 and 5.2% for the nine months ended September 30, 1999.



    NON-CASH CHARGE FOR IMPAIRMENT OF LONG-LIVED ASSETS



    In contemplation of the pending transaction with Western Pacific, Schuler Homes plans to increase its product offerings in Hawaii by adding projects in various areas on the islands of Oahu, Maui, Kauai and Hawaii, while reducing its investment in longer term land parcels in areas where it has a concentration of land. This change in strategy resulted in the recognition of a non-cash charge for impairment of long-lived assets, pursuant to Financial Accounting Standards Board Statement No. 121, of approximately $36.4 million, $22.2 million after tax, during the three months ended September 30, 2000, which resulted in reported operating and net losses.


    INCOME FROM UNCONSOLIDATED JOINT VENTURES


    For the nine months ended September 30, 2000, income from unconsolidated joint ventures represents Schuler Homes' 50.0% interest in the operations of two joint ventures in Hawaii; a 50.0% interest in a joint venture in Colorado beginning in the three months ended June 30, 1999, and a

24.5% to 49.0% interest in joint ventures in southern California beginning in the three months ended September 30, 1999.



    The increase in income from unconsolidated joint ventures from $893,000 during the nine months ended September 30, 1999 to $1.1 million during the nine months ended September 30, 2000 is primarily due to increased income from the Colorado and California joint ventures, partially offset by a decrease in income from the joint ventures in Hawaii.


    MINORITY INTEREST IN PRETAX INCOME OF CONSOLIDATED SUBSIDIARY

    Minority interest in pretax income of consolidated subsidiary represents income relating to the 11.0% of Stafford Homes not owned by Schuler Homes.

    OTHER INCOME (EXPENSE)


    Other income (expense) consists primarily of interest incurred, less interest capitalized to inventory (interest expense); amortization of financing fees, net of amounts capitalized to inventory; and amortization of goodwill and covenants-not-to-compete, less interest income. The increase in other income (expense) of $2.7 million from the nine months ended September 30, 1999 to the nine months ended September 30, 2000 is primarily attributable to amortization of the unamortized balance of intangibles associated with Schuler Homes' acquisition of certain assets of Keys Homes in October 1998 and the forgiveness by Schuler Homes of a portion of a note receivable from the former owner of Keys Homes, who is also the former president of Schuler Homes' Oregon division, who has relinquished his right to a percentage of the profits of the Oregon division. In addition, the increase in other income (expense) is attributable to a higher amount of interest expensed rather than capitalized at the Oregon division, resulting from a decrease in the amount of inventory under construction due to the current softness in the Oregon real estate market.


    PROVISION FOR INCOME TAXES


    Schuler Homes' effective combined income tax rate was approximately 37.4% for the nine months ended September 30, 2000 and 38.5% for the nine months ended September 30, 1999.


COMPARISON OF THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

    RESIDENTIAL REAL ESTATE SALES

    Schuler Homes' residential real estate sales for the year ended
December 31, 1999 were $506.8 million, an increase of 79.1% from residential real estate sales of $282.9 million for the year ended December 31, 1998. The increase reflects a larger number of units sold and a higher average sales price per unit in the year ended December 31, 1999 relative to the year ended
December 31, 1998. Schuler Homes' average sales price per unit increased to $200,000 for the year ended December 31, 1999, a 9.9% increase from an average sales price per unit of $182,000 for the year ended December 31, 1998. The increase in revenues, units sold and sales price per unit occurred in part because Schuler Homes' operating results for the year ended December 31, 1999 are consolidated with Stafford Homes' operating results for the year ended December 31, 1999. Stafford Homes' average sales price per unit was $246,000 for the year ended December 31, 1999. The operating results are consolidated because Schuler Homes increased its ownership of Stafford Homes to 89.0% in January 1999. Strong market conditions and a different mix of homes delivered in the year ended December 31, 1999 as compared to the year ended December 31, 1998 also contributed to increased revenues, units sold and average sales price per unit.

    Schuler Homes' residential real estate sales for the year ended
December 31, 1998 were $282.9 million, an increase of 23.2% from residential real estate sales of $229.6 million for the year ended December 31, 1997. The increase reflects a larger number of units sold and a higher average sales price per unit in the year ended December 31, 1998 compared to the year ended December 31, 1997. For the year ended December 31, 1997, Schuler Homes recognized $10.1 million of deferred revenue related to 53 of the 70 sales that closed in the year ended December 31, 1996 pursuant to Schuler Homes' zero-down sales program in which Schuler Homes provided new home buyers with second mortgages of up to 20.0% of the purchase price. Schuler Homes deferred revenue and profit recognition on these zero-down sales until the first quarter of the year ended December 31, 1997 when the second mortgages were sold.

    COSTS AND EXPENSES--RESIDENTIAL REAL ESTATE SALES

    Costs and expenses--residential real estate sales for the year ended December 31, 1999 were $403.7 million, an increase of 79.1% from costs and expenses--residential real estate sales for the year ended December 31, 1998 of $225.4 million. The increase reflects the larger number of units closed in the year ended December 31, 1999 relative to the year ended December 31, 1998. As a percentage of revenues, costs and expenses--residential real estate sales decreased to 79.6% for the year ended December 31, 1999 from 79.7% for the year ended December 31, 1998.

    Costs and expenses--residential real estate sales for the year ended December 31, 1998 were $225.4 million, an increase of 21.9% compared to costs and expenses--residential real estate sales of $184.8 million for the year ended December 31, 1997. This increase reflects a larger number of units closed in the year ended December 31, 1998 relative to the year ended December 31, 1997. As a percentage of revenues, costs and expenses--residential real estate sales decreased in the year ended December 31, 1998 to 79.7% from 80.5% in the year ended December 31, 1997. This decrease is primarily attributable to higher profit margins realized by Schuler Homes' Colorado division for the year ended December 31, 1998, which were primarily attributable to an increase in average sales prices. The decrease also reflects higher profit margins in Schuler Homes' Hawaii divisions for the year ended December 31, 1998 that were primarily attributable to the absence of the discount absorbed by Schuler Homes relating to the sale of second mortgages in the year ended December 31, 1997.

    COSTS AND EXPENSES--SELLING AND COMMISSIONS

    Selling and commissions expenses for the year ended December 31, 1999 were $31.7 million, an increase of 66.0% compared to selling and commissions expenses for the year ended December 31, 1998 of $19.1 million. The increase is primarily attributable to a higher level of units closed in the year ended December 31, 1999 compared to the year ended December 31, 1998. As a percentage of revenues, selling and commissions expenses decreased to 6.3% for the year ended
December 31, 1999 from 6.8% for the year ended December 31, 1998. The decrease is a result of selling and commissions expenses increasing at a slower rate than revenues.

    Selling and commissions expenses for the year ended December 31, 1998 were $19.1 million, an increase of 10.7% compared to selling and commissions expenses for the year ended December 31, 1997 of $17.3 million. As a percentage of revenues, selling and commissions expenses decreased to 6.8% in the year ended December 31, 1998 from 7.5% in the year ended December 31, 1997. The decrease is a result of selling and commissions expenses increasing at a slower rate than revenues.

    COSTS AND EXPENSES--GENERAL AND ADMINISTRATIVE

    General and administrative expenses for the year ended December 31, 1999 were $25.5 million, an increase of 59.2% compared to general and administrative expenses for the year ended December 31, 1998 of $16.0 million, which represented an increase of 17.7%, compared to general and administrative expenses of $13.6 million for the year ended December 31, 1997. As a percentage of revenues, general and administrative expenses decreased to 5.0% in the year ended December 31, 1999 from 5.6% in the year ended December 31, 1998 and 5.9% in the year ended December 31, 1997. The decrease is a result of general and administrative expenses increasing at a slower rate than revenues.

    INCOME FROM UNCONSOLIDATED JOINT VENTURES

    For the year ended December 31, 1999, income from unconsolidated joint ventures represents Schuler Homes' 50.0% interest in the operations of two joint ventures in Hawaii, a 50.0% interest in a joint venture in Colorado beginning in the second quarter of the year ended December 31, 1999, and a 24.5% to 49.0% interest in joint ventures in southern California beginning in the third quarter of the year ended December 31, 1999.

    For the year ended December 31, 1998, income from unconsolidated joint ventures represents Schuler Homes' 49.0% interest in the operations of Stafford Homes, in addition to its 50.0% interest in the operations of two joint ventures in Hawaii. Income from unconsolidated joint ventures decreased for the year ended December 31, 1998 compared to the year ended December 31, 1999 primarily because Schuler Homes accounted for Stafford Homes as a consolidated subsidiary for the year ended December 31, 1999, rather than an unconsolidated joint venture.

    The increase in income from unconsolidated joint ventures for the year ended December 31, 1997 compared to the year ended December 31, 1998 is primarily attributable to a growth in income of $1.9 million from Schuler Homes' 49.0% interest in Stafford Homes. Schuler Homes' loss from unconsolidated joint ventures for the year ended December 31, 1997 is primarily attributable to Schuler Homes' share of a $397,000 loss recognized by Iao Partners, one of its Hawaii joint ventures, in 1997. This loss was partly offset by Schuler Homes' share of the income from Stafford Homes of $329,000 for the year ended
December 31, 1997.

    MINORITY INTEREST IN PRETAX INCOME OF CONSOLIDATED SUBSIDIARY

    Minority interest in pretax income of consolidated subsidiary represents income relating to the 11.0% of Stafford Homes not owned by Schuler Homes.

    OTHER INCOME (EXPENSE)

    The increase in other income (expense) of $608,000 from the year ended December 31, 1998 to the year ended December 31, 1999 is primarily attributable to additional interest expense resulting from the consolidation of Stafford Homes offset by a lower ratio of debt to inventory under development at Schuler Homes' divisions other than Stafford Homes. The increase in income (expense) from the year ended December 31, 1997 to the year ended December 31, 1998 is primarily attributable to an increase in interest and financing fees expensed.

    PROVISION (CREDIT) FOR INCOME TAXES

    Schuler Homes' effective combined income tax rate was approximately 38.6% for the year ended December 31, 1999, 38.2% for the year ended December 31, 1998 and 38.2% for the year ended December 31, 1997.

BACKLOG

    Schuler Homes' homes are generally offered for sale before their construction and sold pursuant to standard sales contracts. A buyer may cancel Schuler Homes' standard sales contract at any time before closing. Schuler Homes does not recognize revenues on homes covered by its standard sales contracts until the sales are closed. Schuler Homes categorizes homes covered by its standard sales contracts as backlog.

    The following tables set forth Schuler Homes' backlog for homes and residential lots as of September 30, 2000, September 30, 1999, December 31, 1999, December 31, 1998, and December 31, 1997. The tables include homes and lots sold pursuant to Schuler Homes' zero-down sales program and 100% of the backlog related to Schuler Homes' joint ventures.



                                                                  AS OF SEPTEMBER 30,
                                                   -------------------------------------------------
                                                            2000                      1999
                                                   -----------------------   -----------------------
                                                               AGGREGATE                 AGGREGATE
                                                    NUMBER    SALES VALUE     NUMBER    SALES VALUE
                                                   --------   ------------   --------   ------------
Consolidated:
  Colorado.......................................     474     $ 99,586,000      621     $114,218,000
  Hawaii.........................................      88       26,491,000       97       26,955,000
  Northern California............................     164       47,592,000      114       30,280,000
  Oregon.........................................      54       10,008,000       66       12,763,000
  Southern California............................      56       14,535,000       --               --
  Washington.....................................     104       34,985,000       77       21,662,000
                                                    -----     ------------    -----     ------------
Total consolidated...............................     940      233,197,000      975      205,878,000

Unconsolidated joint ventures:
  Colorado.......................................      --               --       41        7,156,000
  Hawaii.........................................      21        2,595,000        6          820,000
  Southern California............................      15        5,962,000       10        3,063,000
                                                    -----     ------------    -----     ------------
Total............................................     976     $241,754,000    1,032     $216,917,000
                                                    =====     ============    =====     ============


                                                                  AS OF DECEMBER 31,
                                      --------------------------------------------------------------------------
                                               1999                      1998                      1997
                                      -----------------------   -----------------------   ----------------------
                                                  AGGREGATE                 AGGREGATE                 AGGREGATE
                                       NUMBER    SALES VALUE     NUMBER    SALES VALUE     NUMBER    SALES VALUE
                                      --------   ------------   --------   ------------   --------   -----------
Consolidated:
  Colorado..........................    624      $119,127,000     457      $ 78,075,000     267      $41,284,000
  Hawaii............................     65        17,117,000      47        11,903,000      67       19,774,000
  Northern California...............     98        28,142,000      35         6,508,000      14        1,905,000
  Oregon............................     59        10,069,000      76        13,397,000      14        2,676,000
  Washington........................     69        21,937,000      --                --      --               --
                                        ---      ------------     ---      ------------     ---      -----------
Total consolidated..................    915       196,392,000     615       109,883,000     362       65,639,000

Unconsolidated joint ventures:
  Colorado..........................     28         5,117,000      20         3,111,000      --               --
  Hawaii............................      8         1,134,000       5           620,000       3          398,000
  Southern California...............     23         6,084,000      --                --      --               --
  Washington........................     --                --      41        10,272,000      43       10,088,000
                                        ---      ------------     ---      ------------     ---      -----------
Total...............................    974      $208,727,000     681      $123,886,000     408      $76,125,000
                                        ===      ============     ===      ============     ===      ===========


    The average sales price of the homes and lots comprising backlog for Schuler Homes' consolidated projects for the nine months ended September 30, 2000 was $248,000, and the average sales price of the homes and lots comprising backlog for Schuler Homes' consolidated projects for the nine months ended
September 30, 1999 was $211,000. The average sales price of the homes and lots comprising backlog for Schuler Homes' consolidated projects for the year ended December 31, 1999 was $215,000. The average sales price of the homes and lots comprising backlog for the year ended December 31, 1998 was $179,000, and the average sales price of homes and lots comprising backlog for the year ended December 31, 1997 was $181,000. The higher average sales price in the year ended

December 31, 1999 compared to the year ended December 31, 1998 and the year ended December 31, 1997 is primarily attributable to increased sales prices in Schuler Homes' mainland U.S. divisions due to strong mainland U.S. housing markets and a different mix of homes sold.



    As of September 30, 2000, Schuler Homes' Colorado division's backlog was 474 units, as compared to 621 units as of September 30, 1999. In Colorado, Schuler Homes completely sold out of a number of its projects in the first half of 2000 as a result of the strong rate of orders experienced earlier in the year. As of September 30, 2000, the Colorado division was offering homes for sale from 9 active communities as compared to 13 a year ago. Schuler Homes has raised its sales prices in Colorado to slow orders to match its construction pace and is developing a number of new sites to increase the number of active communities over the next year in this division from 9 to approximately 15 a year from now. As of September 30, 2000, Schuler Homes' Colorado division had approximately 6,450 lots that it either owned or controlled under option contracts.


VARIABILITY OF RESULTS; OTHER FACTORS

    Schuler Homes has experienced, and expects to continue to experience, significant variability in sales and net income. Factors that affect Schuler Homes' results include:

    - the timing of home closings, a substantial portion of which historically have occurred in the last month of each quarter

    - Schuler Homes' ability to acquire additional land on favorable terms for future developments

    - the condition of real estate markets and economies in which Schuler Homes operates

    - the cyclical nature of the homebuilding industry and changes in prevailing interest rates

    - costs of material and labor

    - delays in construction schedules caused by timing of inspections and approval by regulatory agencies, including zoning approvals, building permits and receipt of entitlements

    - the timing of completion of necessary public infrastructure


    - the timing of utility hookups



    Schuler Homes' past financial performance is not necessarily a meaningful indicator of future results, and, in general, Schuler Homes' financial results will vary from development to development and from fiscal quarter to fiscal quarter. For example, for the three months ended September 30, 2000, Schuler Homes reported an after tax non-cash charge for impairment of long-lived assets of approximately $22.2 million pursuant to Financial Accounting Standards Board Statement No. 121. This was due to Schuler Homes' plan, in contemplation of the merger, to increase its product offerings in Hawaii by adding projects in various areas on the islands of Oahu, Maui, Kauai and Hawaii while reducing its investment in longer term land parcels where it has a concentration of land.



    As homebuilder, Schuler Homes is subject to numerous risks, many of which are beyond its control, including:



    - Adverse weather conditions, such as droughts, floods, earthquakes, wildfires or other natural disasters, which could damage Schuler Homes' projects, cause delays in completion of its projects or reduce consumer demand for its projects



    - Shortages in labor or materials that could delay completion of Schuler Homes' projects and increase the prices it pays for labor or materials, thereby affecting its sales and profitability

    - An oversupply of new homes or alternatives to new homes, such as rental properties and used homes, could occur and could depress prices and reduce margins for the sale of new homes



    - Competitors could engage in promotional pricing which may force us to decrease our sales prices or offer other incentives to our customers which may decrease our revenues and profits



    - Construction defects, soil subsidence, inadequate sales disclosure notices and other building related claims may be asserted against Schuler Homes



    Weather may significantly influence demand in some of our markets. Weekend weather is a particularly strong factor since that is when the majority of home sales are initiated. In addition, adverse weather conditions may delay site improvements and foundation work, among other construction processes. Weather patterns which result in unseasonably cool temperatures, rain or snow, water shortages or floods, or any of the other factors described above may materially adversely affect our financial condition or results of operations.


    Virtually all buyers of Schuler Homes' homes finance their purchases with mortgages. Increases in interest rates, unavailability of mortgage financing, increasing housing costs and unemployment generally diminish housing demand. Schuler Homes' residential real estate sales, gross profit margins and net income also depend on the availability and cost of mortgage financing for buyers of homes owned by potential customers so those customers can sell their homes and purchase a home from Schuler Homes.

LIQUIDITY AND CAPITAL RESOURCES

    Schuler Homes uses its liquidity and capital resources to support inventories of land, home sites and homes, provide working capital, fund market expansion and make interest and principal payments on outstanding debt.

    Schuler Homes expects to acquire land for future homebuilding operations, including raw land, finished lots and partially developed land, through takedowns of lots subject to option contracts. The use of option contracts generally lessens Schuler Homes' land-related risk and improves liquidity. Increased demand for land and partially developed and finished lots, however, reduces Schuler Homes' ability to acquire lots using option contracts.

    In connection with its 1997 purchase of a 49.0% interest in Stafford Homes, Schuler Homes had an option to purchase the remaining 51.0% interest in Stafford Homes based on a pre-determined formula, subject to specified contingencies. In January 1999, Schuler Homes increased its ownership interest in Stafford Homes to 89.0% and refinanced Stafford Homes' existing debt. Schuler Homes anticipates that it will acquire the remaining 11.0% interest in Stafford Homes in January 2001.


    At October 31, 2000, Schuler Homes had commitments to purchase parcels of land for approximately $1.6 million. Schuler Homes expects to utilize a combination of cash flow from operations and bank financing to purchase these land parcels. Schuler Homes intends to consummate the purchases of these land parcels during 2000 and 2001. However, no assurances can be given that these purchases will be completed.



    In November 1998, Schuler Homes adopted a stock repurchase program to reacquire up to an aggregate of $10.0 million of its outstanding common stock. As of September 30, 2000, Schuler Homes had repurchased 525,700 shares under the program at a total cost of $3.7 million. The program, which Schuler Homes intended to continue until December 31, 2000, has been suspended due to the pending reorganization.


    As part of Schuler Homes' July 1999 asset acquisition that established new divisions in southern California and Arizona, officers of the new divisions who formerly owned the acquired assets received membership interests in SRHI, LLC. SRHI, LLC is an affiliate of Schuler Homes. Upon consummation of the reorganization, Schuler Homes will purchase the SRHI, LLC membership interests from the former owners of the acquired assets for $9.0 million, payable as follows: $2.5 million upon the later of the completion of the reorganization or January 1, 2001, $2.0 million on the one year anniversary of the completion of the reorganization, and a note for $4.5 million that matures four years after the completion of the reorganization and that bears interest at 7.0%.


    Schuler Homes has a revolving credit facility with a consortium of banks in the amount of $170.0 million. Schuler Homes has a one-time option to reduce the amount of the facility by up to $30.0 million on an irrevocable basis. The facility expires on July 1, 2002 and includes an option for the lenders to extend the term for an additional year as of July 1 of each year. Schuler Homes can select an interest rate based on either LIBOR, for a one, two, three or six-month term, or prime for each borrowing. Based on Schuler Homes' leverage and interest coverage ratios as defined under the credit agreement, the interest rate may vary from LIBOR plus 1.5% to 2.0%, or prime plus 0.0% to 0.25%. The revolving credit facility contains financial covenants and provisions that may, under some circumstances, limit the amount Schuler Homes may borrow. As of September 30, 2000, approximately $83.4 million of Schuler Homes' line of credit was unused, of which $7.6 million is restricted to withdrawal for specific project costs and letters of credit. Schuler Homes intends to maintain its existing revolving credit facility following the reorganization and is currently in the process of increasing the amount of its revolving credit facility to $200.0 million, although it cannot assure you that the increase will be consummated.


    Schuler Homes previously entered into two interest rate swaps. One swap required Schuler Homes to pay a fixed rate of 5.75% on $30 million, while receiving an interest payment at a floating one-month LIBOR. However, if the one-month LIBOR reset at or above 7.0%, the swap reversed for that payment period and no interest payments were exchanged. The second swap, which became effective on August 9, 1999, required Schuler Homes to pay interest at a floating one-month LIBOR on $30.0 million, while receiving an interest payment at a fixed rate of 6.31%. The interest rate differential on these swaps to be received or paid was recognized during the period as an adjustment to interest incurred. Both swaps were cancelled on October 12, 2000 at a cost of approximately $18,000.

    Schuler Homes has no material commitments or off-balance sheet financing arrangements that would tend to affect future liquidity. Schuler Homes anticipates that it can satisfy its current and near-term capital requirements based on its current capital resources and additional liquidity available under existing credit agreements. Schuler Homes believes that it can meet its long-term capital needs, including meeting debt payments and refinancing or paying off other long-term debt, from operations and external financing sources, assuming that no significant adverse changes in Schuler Homes' business or general economic conditions occur. However, Schuler Homes cannot assure you that it will not require additional financing. Schuler Homes may need to raise additional funds to support more rapid expansion, respond to competitive pressures, acquire companies in the homebuilding industry and other related industries, or respond to unanticipated requirements. For example, Schuler Homes is evaluating financing opportunities and alternatives in connection with the reorganization with Western Pacific. Schuler Homes may seek to raise additional funds through private or public sales of debt or equity securities, bank debt, or otherwise. Schuler Homes cannot assure you that additional funding will be available on attractive terms, or at all.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    Schuler Homes limited its market risk on $30.0 million of its revolving credit facility by entering into an interest rate swap agreement, which converted floating rate debt to a fixed rate basis. This derivative financial instrument was used for hedging purposes rather than speculation. Schuler Homes does not enter into financial instruments for trading purposes.

    As an example, based upon Schuler Homes' average bank borrowings of $81.0 million during 1999, if the interest rate indexes on which Schuler Homes' bank borrowing rates are based increased 100 basis points in the year ending December 31, 2000, interest incurred would increase and cash flow would decrease for the year ending December 31, 2000 by $510,000. The decreased cash flow derives from increased interest on the portion of the bank borrowings in excess of the $30.0 million under the interest rate swap agreement. Schuler Homes would expense a portion of the increased interest as a period cost for the year ending December 31, 2000. The balance of the increased interest would be capitalized to real estate inventories and expensed as part of the cost of residential real estate sales in the year ending December 31, 2000 and in future years. In addition, Schuler Homes entered into a second swap, which converted fixed rate financing to a floating rate basis on $30.0 million. On October 12, 2000 both swaps were cancelled at a cost of approximately $18,000.

         SELECTED HISTORICAL COMBINED FINANCIAL DATA OF WESTERN PACIFIC

    The following selected combined financial data of Western Pacific are derived from Western Pacific's combined financial statements and the related notes, and other financial data of Western Pacific included elsewhere in this document. These historical results are not necessarily indicative of the results to be expected in the future. You should read the section entitled "Management's Discussion and Analysis of Combined Financial Condition and Combined Results of Operations of Western Pacific" and the financial statements and the related notes to those statements included elsewhere in this document in conjunction with the information contained in this table.


                                                                                                               SIX MONTHS ENDED
                                                                       YEAR ENDED MARCH 31,                      SEPTEMBER 30,
                                                       ----------------------------------------------------   -------------------
                                                         2000       1999       1998       1997       1996       2000       1999
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                                 (DOLLARS IN THOUSANDS)
COMBINED STATEMENT OF INCOME DATA:
  Revenue............................................  $535,019   $423,313   $192,894   $78,687    $47,079    $165,960   $184,406
  Cost of sales......................................   428,163    346,858    162,501    65,870     37,796     136,043    151,250
                                                       --------   --------   --------   -------    -------    --------   --------
    Gross profit.....................................   106,856     76,455     30,393    12,817      9,283      29,917     33,156
  Selling, general and administrative expenses.......    54,150     39,037     20,587    11,825      9,152      20,687     19,155
                                                       --------   --------   --------   -------    -------    --------   --------
    Operating income(1)..............................    52,706     37,418      9,806       992        131       9,230     14,001
  Interest and other income (expense), net...........       140        (71)       487       452        456         735        147
  Lenders'profit participation.......................    (5,836)    (6,577)      (546)     (451)      (108)       (880)    (2,773)
  Minority interests in income (loss) of consolidated
    joint ventures...................................    (5,385)   (10,479)    (2,312)      338         (8)     (1,789)    (3,072)
                                                       --------   --------   --------   -------    -------    --------   --------
  Net income(2)......................................  $ 41,625   $ 20,291   $  7,435   $ 1,331    $   471    $  7,296   $  8,303
                                                       ========   ========   ========   =======    =======    ========   ========
SUMMARY COMBINED OPERATING DATA:
  New sales contracts (units)........................     1,766      1,525      1,184       534        335       1,134        698
  Homes closed (units)...............................     1,693      1,660        970       460        326         571        612
  Average sales price of homes closed................  $    319   $    251   $    195   $   171    $   144    $    314   $    301
  Homes in backlog at end of period (units)..........       451        378        381       167         93       1,014        464
  Aggregate sales value of backlog...................  $140,468   $119,070   $ 77,890   $32,218    $13,266    $362,262   $145,523
  Average sales price of homes in backlog............  $    311   $    315   $    204   $   193    $   143    $    357   $    314



                                                                                                                    AS OF
                                                                        AS OF MARCH 31,                         SEPTEMBER 30,
                                                      ----------------------------------------------------   -------------------
                                                        2000       1999       1998       1997       1996       2000       1999
                                                      --------   --------   --------   --------   --------   --------   --------
                                                                                (DOLLARS IN THOUSANDS)
COMBINED BALANCE SHEET DATA:
  Cash and cash equivalents.........................  $ 36,652   $ 28,916   $ 11,891   $  4,807   $ 6,166    $ 11,685   $ 19,383
  Residential real estate projects under
    development.....................................   330,349    268,802    169,453    142,993    84,079     459,666    311,354
  Total assets......................................   394,938    309,451    183,703    149,798    92,508     499,002    344,882
  Revolving credit facility.........................    73,017     34,851     42,917     30,626     8,160     143,433     73,577
  Subordinated notes payable........................    35,000     34,855     24,180     23,843    23,231      35,000     35,000
  Other debt........................................   103,990    115,128     51,882     44,713    23,547     105,708    115,469
  Total debt........................................   212,007    184,834    118,979     99,182    54,938     307,773    224,046
  Minority interests................................     7,317     12,610      3,940      7,486     3,427       6,032      8,786
  Partners' capital.................................   114,577     72,952     37,149     29,928    28,797     121,873     81,255


------------------------

(1) Operating income is defined as gross profit, or revenues less cost of sales, less selling, general and administrative expenses.

(2) Western Pacific consists of partnerships and limited liability companies. Each partner and member reflects its share of taxable income on a separate tax return. Accordingly, no provision for income taxes has been included in Western Pacific's combined financial statements.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF COMBINED FINANCIAL CONDITION
             AND COMBINED RESULTS OF OPERATIONS OF WESTERN PACIFIC

BACKGROUND

    Western Pacific was formed in December 1993 with the objective of taking advantage of the anticipated recovery of the residential real estate market in California. Western Pacific began operations in Orange County and the Inland Empire in 1993 and expanded its presence in southern California by entering Los Angeles County and San Diego County in 1995, and Ventura County in 1997.

    In 1996, the northern California housing market showed signs of strengthening. Focused on geographic diversification, Western Pacific began operations in northern California in 1996 in the East Bay area of San Francisco and entered San Jose in 1997. Western Pacific acquired Porter Homes in
April 1998, further expanding its presence in northern California.

    Western Pacific initially focused on building entry-level homes. As the California housing market began to strengthen, Western Pacific expanded its product line to include both first and second-time move up buyers in both its existing and new divisions. The expansion in product mix, as well as general increases in home prices, led to an increase in Western Pacific's average home price to $319,000 in fiscal 2000 compared to $144,000 in 1996.

RESULTS OF OPERATIONS

    NEW SALES CONTRACTS, HOMES CLOSED AND BACKLOG

    The table below sets forth operating statistics for Western Pacific's homebuilding operations. New sales contracts reflect homes sold for which Western Pacific has received cash deposits. Homes closed are homes that have been delivered to customers and are the basis of revenue recognition.

    Backlog is the number of homes subject to pending sales contracts, some of which are subject to contingencies, including mortgage loan approval, the sale of existing homes by customers and project approvals by the Department of Real Estate of the state of California. In the past, Western Pacific's backlog has been a reliable indicator of future closings, but Western Pacific cannot assure you that backlog will result in actual closings.


                                                                                                           SIX MONTHS
                                                                                                              ENDED
                                                                YEAR ENDED MARCH 31,                      SEPTEMBER 30,
                                                ----------------------------------------------------   -------------------
                                                  2000       1999       1998       1997       1996       2000       1999
                                                --------   --------   --------   --------   --------   --------   --------
NEW SALES CONTRACTS
  Orange County/Inland Empire.................     280        368        662       442        335         115         86
  Los Angeles/Ventura.........................     279        242        285        50         --         174         98
  San Diego...................................     487        277        216        42         --         377        210
  Bay Area....................................     224        158         21        --         --         177         78
  North Bay/Sacramento........................     496        480         --        --         --         291        226
                                                 -----      -----      -----       ---        ---       -----      -----
    Total Sales...............................   1,766      1,525      1,184       534        335       1,134        698
                                                 =====      =====      =====       ===        ===       =====      =====

                                                                                                           SIX MONTHS
                                                                                                              ENDED
                                                                YEAR ENDED MARCH 31,                      SEPTEMBER 30,
                                                ----------------------------------------------------   -------------------
                                                  2000       1999       1998       1997       1996       2000       1999
                                                --------   --------   --------   --------   --------   --------   --------
HOMES CLOSED
  Orange County/Inland Empire.................     273        531        575       398        326          95        104
  Los Angeles/Ventura.........................     302        231        237        27         --         137         98
  San Diego...................................     398        284        155        35         --         159        116
  Bay Area....................................     216        133          3        --         --          34         58
  North Bay/Sacramento........................     504        481         --        --         --         146        236
                                                 -----      -----      -----       ---        ---       -----      -----
    Total Closings............................   1,693      1,660        970       460        326         571        612
                                                 =====      =====      =====       ===        ===       =====      =====

HOMES IN BACKLOG AT END OF PERIOD
  Orange County/Inland Empire.................      68         61        224       137         93          88         43
  Los Angeles/Ventura.........................      59         82         71        23         --          96         82
  San Diego...................................     150         61         68         7         --         368        155
  Bay Area....................................      51         43         18        --         --         194         63
  North Bay/Sacramento........................     123        131         --(1)     --         --         268        121
                                                 -----      -----      -----       ---        ---       -----      -----
    Total Backlog.............................     451        378        381       167         93       1,014        464
                                                 =====      =====      =====       ===        ===       =====      =====


------------------------

(1) Excludes the 132 homes in sales backlog of Porter Homes as of March 31, 1998 as the effective date of the acquisition of Porter Homes was April 1, 1998.


SIX MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE SIX MONTHS ENDED
  SEPTEMBER 30, 1999



    Western Pacific reported revenues of $165.9 million for the six months ended September 30, 2000, representing a 10.0% decrease from revenues of $184.4 million for the six months ended September 30, 1999. Western Pacific delivered 571 homes in the six months ended September 30, 2000, a decrease of 6.7% from the 612 homes delivered in the six months ended September 30, 1999. The decrease in revenues is primarily attributable to the decrease in the number of homes delivered as a result of fewer homes being under construction in the beginning of the six months ended September 30, 2000. New sales contracts received in the six months ended September 30, 2000 increased to 1,134, an increase of 62.5% compared to the 698 new sales contracts received in the six months ended September 30, 1999. As of September 30, 2000, Western Pacific had 1,014 homes in backlog with an aggregate sales value of $362.3 million, compared to 464 homes in backlog with an aggregate sales value of $145.5 million as of September 30, 1999, an increase in aggregate sales value of 149.0%.



    Gross profit decreased to $29.9 million for the six months ended
September 30, 2000, from $33.1 million for the six months ended September 30, 1999. The decrease in gross profit is primarily attributable to decreased revenues due to the decrease in the number of homes delivered in the six months ended September 30, 2000. Gross profit margin remained consistent at 18.0% of revenues for both the six months ended September 30, 2000 and 1999. Interest included in cost of sales was $9.1 million for the six months ended
September 30, 2000, compared to $10.0 million for the six months ended September 30, 1999. The decrease in interest included in cost of sales reflects an increase in interest costs as a percentage of revenues to 5.5% for the six months ended September 30, 2000 from 5.4% for the six months ended
September 30, 1999.



    Selling, general and administrative expenses increased to $20.6 million for the six months ended September 30, 2000, compared to $19.2 million for the six months ended September 30, 1999. The increase in selling, general and administrative expense is primarily attributable to future increased operating activity. Selling, general and administrative expense was 12.5% of revenues for the six months ended September 30, 2000, compared to 10.4% for the six months ended
September 30, 1999 as a result of lower comparative revenues as well as expected increased future revenues.



    Interest incurred for the six months ended September 30, 2000 was $17.7 million, all of which was capitalized to real estate inventories, compared to $12.3 million of interest incurred for the six months ended September 30, 1999, all of which was capitalized. The increase in interest incurred resulted from increased inventory and debt levels to accommodate the expanded level of operations.



    Lenders' profit participation decreased to $880,000 for the six months ended September 30, 2000, compared to $2.7 million for the six months ended
September 30, 1999. One hundred and ten homes were delivered in projects financed with participating debt in the six months ended September 30, 2000, compared to 167 deliveries from such projects in the six months ended
September 30, 1999. The number of lots owned by projects financed with participating debt as of September 30, 2000 was 600, compared to 743 lots owned by projects financed with participating debt as of September 30, 1999. Minority interests in income from consolidated joint ventures was $1.7 million for the six months ended September 30, 2000, compared to $3.0 million for the six months ended September 30, 1999. Ninety-eight homes were delivered in projects developed by consolidated joint ventures in the six months ended September 30, 2000, compared to 131 homes delivered in projects developed by joint ventures in the six months ended September 30, 1999. The number of lots owned by projects developed by joint ventures as of September 30, 2000 was 353, compared to 647 as of September 30, 1999.



    Net income decreased to $7.3 million for the six months ended September 30, 2000, compared to $8.3 million for the six months ended September 30, 1999. The decrease in net income is primarily attributable to the decrease in revenues resulting from a decrease in the number of homes delivered in the six months ended September 30, 2000, compared to the number of homes delivered in the six months ended September 30, 1999.


YEAR ENDED MARCH 31, 2000 COMPARED TO THE YEAR ENDED MARCH 31, 1999

    Western Pacific reported revenues of $535.0 million for the year ended
March 31, 2000, representing a 26.4% increase over revenues of $423.3 million for the year ended March 31, 1999. Western Pacific delivered 1,693 homes in the year ended March 31, 2000, an increase of 2.0% over the 1,660 homes delivered in the year ended March 31, 1999. The increase in revenues is primarily attributable to a broadening of Western Pacific's product offering and a related increase in the average sales price of homes closed to $319,000 for the year ended March 31, 2000 compared to $251,000 for the year ended March 31, 1999, as well an increase in the number of homes delivered as Western Pacific continued its geographic expansion efforts. The results include revenues of $10.5 million in the year ended March 31, 2000 and $5.9 million in the year ended March 31, 1999 from land sales. New sales contracts received in the year ended March 31, 2000 increased to 1,766, an increase of 15.8% compared to the 1,525 new sales contracts received in the year ended March 31, 1999. As of March 31, 2000, Western Pacific had 451 homes in backlog with an aggregate sales value of $140.5 million, compared to 378 homes in backlog with an aggregate sales value of $119.1 million as of March 31, 1999, an increase in aggregate sales value of 18.0%.

    Gross profit increased to $106.9 million for the year ended March 31, 2000, compared to $76.5 million in the year ended March 31, 1999. The increase in gross profit is primarily attributable to substantially increased revenues. Gross profit margin increased to 20.0% of revenues for the year ended March 31, 2000, compared to 18.1% for the year ended March 31, 1999. The increase in the gross profit margin is primarily attributable to lower interest expense and improvements in the average sales prices for Western Pacific's homes as the California market has improved. Interest included in cost of sales was $26.6 million for the year ended March, 31, 2000, compared to $22.6 million for the year ended March 31, 1999. The increase in interest included in cost of sales reflects an increase in total revenues, offset by a decrease in interest costs as a percentage of revenues to 5.0% for the year ended

March 31, 2000, from 5.3% for the year ended March 31, 1999. The decrease in interest costs as a percentage of revenues results from decreasing debt leverage and increased borrowing under Western Pacific's revolving credit facility.

    Selling, general and administrative expense increased to $54.2 million for the year ended March 31, 2000, compared to $39.0 million for the year ended March 31, 1999. The increase in selling, general and administrative expense is primarily attributable to an increased level of operations. Selling, general and administrative expense increased to 10.1% of revenues for the year ended
March 31, 2000, compared to 9.2% for the year ended March 31, 1999.

    Interest incurred for the year ended March 31, 2000 was $29.5 million, all of which was capitalized to real estate inventories, compared to $24.6 million of interest incurred for the year ended March 31, 1999, all of which was capitalized. The increase in interest incurred resulted from increased inventory and debt levels to accommodate the expanded levels of operations.

    Lenders' profit participation decreased to $5.8 million for the year ended March 31, 2000, compared to $6.6 million for the year ended March 31, 1999. Four hundred forty-five homes were delivered in projects financed with participating debt in the year ended March 31, 2000, compared to 518 homes delivered from projects financed with participating debt in the year ended March 31, 1999. Minority interests in income from consolidated joint ventures was $5.4 million for the year ended March 31, 2000, compared to $10.5 million for the year ended March 31, 1999. Two hundred and eighty-three homes were delivered in projects developed by consolidated joint ventures for the year ended March 31, 2000, compared to 507 homes delivered from projects developed by consolidated joint ventures in the year ended March 31, 1999.

    Net income increased to $41.6 million for the year ended March 31, 2000, compared to $20.3 million for the year ended March 31, 1999. The increase in net income is primarily attributable to the increase in gross margin percentage and the increase in the number of homes delivered and average sales price and the resulting increase in revenues.

YEAR ENDED MARCH 31, 1999 COMPARED TO THE YEAR ENDED MARCH 31, 1998

    Western Pacific reported revenues of $423.3 million for the year ended
March 31, 1999, representing a 119.5% increase over revenues of $192.9 million for the year ended March 31, 1998. Western Pacific delivered 1,660 homes in the year ended March 31, 1999, an increase of 71.1% over the 970 homes delivered in the year ended March 31, 1998. The increase in revenues is primarily attributable to a broadening of Western Pacific's product offering and related increase in the average sales price of homes closed to $251,000 for the year ended March 31, 1999 from $195,000 for the year ended March 31, 1998, as well as an increase in the number of homes delivered as Western Pacific continued its geographic expansion efforts. The results for the years ended March 31, 1999 and March 31, 1998 include revenues of $5.9 million in the year ended March 31, 1999 and $4.0 million in the year ended March 31, 1998 from land sales. New sales contracts received in the year ended March 31, 1999 increased to 1,525, an increase of 28.8% compared to the 1,184 new sales contracts received in the year ended March 31, 1998. As of March 31, 1999, Western Pacific had 378 homes in backlog with an aggregate sales value of $119.1 million, compared to 381 homes in backlog with an aggregate sales value of $77.9 million as of March 31, 1998, an increase in aggregate sales value of 52.9%.

    Gross profit increased to $76.5 million for the year ended March 31, 1999, compared to $30.4 million for the year ended March 31, 1999. The increase in gross profit is primarily attributed to substantially increased revenues. Gross profit margin increased to 18.1% of revenues for the year ended March 31, 1999, compared to 15.8% for the year ended March 31, 1998. The increase in gross profit margin is primarily attributable to lower interest expense and increases in the average sales prices for Western Pacific's homes as the California market has improved. Interest included in cost of sales was

$22.6 million for the year ended March 31, 1999, compared to $13.9 million for the year ended March 31, 1998. The increase in interest included in costs of sales reflects an increase in total revenues, offset by a decrease in interest costs as a percentage of revenues to 5.3% for the year ended March 31, 1999, from 7.2% for the year ended March 31, 1998. The decrease in interest costs as a percentage of revenues is primarily attributable to deliveries of homes in newer, more profitable communities and the phase-out of older, slower selling communities.

    Selling, general and administrative expense increased to $39.0 million for the year ended March 31, 1999, compared to $20.6 million for the year ended March 31, 1998. The increase in selling, general and administrative expense is primarily attributable to increased operations. Selling, general and administrative expenses as a percentage of revenues decreased to 9.2% for the year ended March 31, 1999, compared to 10.7% for the year ended March 31, 1998.

    Interest incurred for the year ended March 31, 1999 was $24.6 million, all of which was capitalized to real estate inventories, compared to $18.1 million of incurred for the year ended March 31, 1998, all of which was capitalized. The increase in interest incurred resulted from increased inventory and debt levels to accommodate the expanded level of operations.

    Lenders' profit participation increased to $6.6 million for the year ended March 31, 1999, compared to $546,000 for the year ended March 31, 1998. Five hundred eighteen homes were delivered in projects financed with participating debt in the year ended March 31, 1999, compared to 190 homes delivered in projects financed with participating debt in the year ended March 31, 1998. Minority interests in income from consolidated joint ventures was $10.5 million for the year ended March 31, 1999, compared to $2.3 million for the year ended March 31, 1998. Five hundred seven homes were delivered in projects developed by joint ventures in the year ended March 31, 1999, compared to 145 homes delivered in projects developed by joint ventures in the year ended March 31, 1998.

    Net income increased to $20.3 million for the year ended March 31, 1999, compared to $7.4 million for the year ended March 31, 1998. The increase in net income is primarily attributable to an increase in gross margin percentage and to an increase in the number of homes delivered and average sales prices in the year ended March 31, 1999 and the resulting increase in revenues, as well as an overall reduction in selling, general and administrative expense as a percentage of revenue.

LIQUIDITY AND CAPITAL RESOURCES

    Western Pacific requires funding for the acquisition, development, construction and marketing of its residential projects. Historically, these activities have been financed through bank debt, including revolving credit lines and project specific construction loans, senior unsecured notes, project-specific participating debt, financial joint ventures and partners' capital contributions.


    In September 1998, Western Pacific entered into a credit facility which, as amended, provides for aggregate borrowing by Western Pacific to up to $220.0 million. The credit facility is due June 2002 and bears interest at LIBOR plus 2.50% or 2.75%, depending on specific conditions, or prime rate plus 0.5% at the option of Western Pacific. Western Pacific may extend the new credit facility to June 2003 as long as Western Pacific is in compliance with the terms of the credit facility. Borrowings under the credit facility were $143.4 million as of September 30, 2000. The credit facility is secured by the real estate inventory financed by the proceeds of borrowings and contains financial covenants which require Western Pacific to maintain a minimum net worth and interest coverage ratio and meet liquidity tests. In addition, the credit facility restricts Western Pacific's ability to invest in joint ventures and participating debt transactions, make cash distributions and changes in management, incur additional debt and change its inventory levels.


    In June 1995, Western Pacific entered into a loan agreement for subordinated notes payable of $25.0 million with Bankers Trust Company. Proceeds from the notes were used for general corporate and project level purposes. The notes are subordinated to the credit facility and project-specific financing and secured by pledges of the ownership interests in some of Western Pacific's operating entities. The notes were issued at a discount to yield interest at approximately 16.5% per annum through the initial maturity date of June 1999. In May 1998, Western Pacific borrowed an additional $10.0 million at an interest rate of 11.5%. The maturity date has been extended through July 2003. Monthly principal payments of $1.0 million will commence in January 2001.

    Under the loan agreement, as amended, Bankers Trust Company is entitled to additional consideration, as defined, equal to a lump-sum additional interest payment equal to the greater of $5.0 million or 7.5% of the value of Western Pacific, after a reduction to the value of Western Pacific of approximately $15.0 million, upon the occurrence of a capital transaction, or upon maturity.

    To grow its operations and reduce financial risk, Western Pacific obtained project specific construction loans and entered into participating debt agreements and financial joint ventures to fund the acquisition and development of some of its residential projects. Generally, under these agreements, Western Pacific serves as a manager for land development, construction and sale of the homes.

    The construction loans generally bear interest at rates from prime plus 0.25% to 1.0%, are secured by a first trust deed on the property financed and are partially guaranteed by Western Pacific Housing Development, one of three entities that comprise Western Pacific.


    The participating debt financing bears interest between prime plus 2.0% and a fixed rate of 20.0%, is secured by the ownership interest in the project financed and has a priority claim against project cash flows. During the last four fiscal years, Western Pacific financed 14 projects involving the acquisition of 1,640 lots using a combination of participating debt and project-specific construction loans. As of September 30, 2000, Western Pacific had nine projects remaining with 600 lots to be delivered that had been financed using participating debt.


    Under participating debt agreements, the lender receives accrued interest on the participating loan balance and a share of residual project profits. Western Pacific receives a return on its invested capital, a management fee and the remaining share of project profits.

    In the year ended March 31, 1999, a financial joint venture was established to develop a 314-unit project in conjunction with project specific construction loans. The joint venture partner is entitled to a priority return of its capital investment, a preferred return on its investment and a share of project profits.


    In conjunction with the acquisition of Porter Homes in April 1998, Western Pacific assumed Porters Homes' obligations with respect to project-specific financing and became the general partner in four existing limited partnerships with outside investors for five projects totaling 783 building lots. The investors and Western Pacific each receive a preferred return, return of the capital and a share of partnership profits. As of September 30, 2000, there were 135 lots remaining to be delivered in two projects.


    The use of joint ventures and participating debt financing allowed Western Pacific to substantially increase its level of operations and achieve its operating results. It is anticipated that a number of homes will be delivered during the next three fiscal years from projects financed by joint ventures and participating debt agreements and that profits will be distributed to joint venture partners and participating debt lenders.


    Western Pacific's management believes that cash on hand, cash generated from operations and funds available under its revolving credit facilities, project specific loans and participating debt and joint venture financing arrangements will be sufficient to meet Western Pacific's land acquisition, working capital and capital expenditure requirements for at least the next 12 months.

SEASONALITY AND VARIABILITY OF RESULTS

    The homebuilding industry experiences significant seasonality and quarter to quarter variability in homebuilding activity levels. Under current market conditions, sales results vary based on the number of open communities. Homes closed usually trails home sales by three to six months. At present, Western Pacific believes that its operating results may not reflect the total impact of industry seasonality due to the distortion brought about by its rapid growth and ability to bring new products to market even in quarters that have historically been slower. However, Western Pacific anticipates that seasonality may have a greater impact on future operating cycles as growth rates begin to stabilize.

RAW MATERIALS


    Generally, the materials that Western Pacific uses in its homebuilding operations are standard items carried by major suppliers. Increases in the costs of building materials, particularly lumber, land development activities and subcontracted labor may affect future gross margins to the extent that market conditions prevent the recovery of increased costs through higher sales prices. Western Pacific generally takes orders for homes that are already under construction or for which Western Pacific can contract for materials and labor at a fixed price during the anticipated construction period. This allows Western Pacific to minimize the risks associated with increases in building material and labor costs between the time construction begins on a home and the time it is delivered to Western Pacific's customer. Although Western Pacific did not experience any significant shortages in the availability of building materials or labor through September 30, 2000, Western Pacific may experience shortages and delays in the future which may result in delays in the delivery of homes under construction, reduced gross margins or both.


INFLATION AND INTEREST RATES

    The residential homebuilding industry is affected by changes in general economic factors, particularly by interest rates and the impact of inflation. Inflation can adversely affect the rates on funds that Western Pacific borrows and the affordability of permanent mortgage financing available to Western Pacific's prospective customers. Increased construction costs and rising interest rates, as well as increased material costs, may reduce gross margins in the short-term; however, Western Pacific attempts to recover increased costs by increasing sales prices without reducing sales volume. Inflation has not had a significant adverse effect on Western Pacific's results of operations. However, there can be no assurance that inflation will not have a material adverse impact on its future results of operations. When analyzing the purchase of land, Western Pacific does not assume any inflation in home sales prices.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK


    Western Pacific's exposure to market risk for changes in interest rates relates primarily to its current and future debt obligations, specifically its notes payable and participating debt arrangements where interest rates are variable based upon bank reference or prime rates. Western Pacific had a total outstanding balance of $143.4 million as of March 31, 2000 and $225.8 million as of September 30, 2000 under its variable rate notes payable and participating debt arrangements. Based on these amounts outstanding, if interest rates were to increase by 100 basis points, the estimated impact on Western Pacific would be to increase interest costs by approximately $1.8 million for the year ended March 31, 2000 and $954,000 for the six months ended September 30, 2000. All of the increase in interest costs would be capitalized to real estate. Approximately $1.2 million would be amortized to cost of sales and reduce net income as unit closings occur during the year ended March 31, 2000 and approximately $353,000 would be amortized to cost of sales and reduce net income as unit closings occur during the six months ended September 30, 2000.

                       INFORMATION ABOUT SCHULER HOLDINGS

BUSINESS


    We are a newly formed corporation. After the reorganization, our business will be the combined homebuilding operations currently conducted by Schuler Homes and Western Pacific. To date, we have not conducted any business operations, except for the granting of stock options. You should read the discussions under the headings "Information About Schuler Homes" and "Information about Western Pacific" to learn about our business operations once the reorganization is completed.


                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


    Set forth below is information concerning our directors and executive officers. You should read the discussions under the heading "Information About Schuler Homes--Management" for information about James K. Schuler's, Pamela S. Jones' and Douglas M. Tonokawa's compensation, option grants and option exercises as executive officers of Schuler Homes. You should read the discussions under the heading "Information About Western Pacific--Management" for information about Eugene S. Rosenfeld's, Craig A. Manchester's and Thomas Connelly's compensation as executive officers of Western Pacific and other related matters.



    Set forth below is a list of our current directors and executive officers.



NAME                                     AGE                   POSITION WITH SCHULER HOLDINGS
----                                   --------   --------------------------------------------------------
James K. Schuler.....................     62      Co-Chairman of the Board of Directors, President and
                                                  Chief Executive Officer
Eugene S. Rosenfeld..................     67      Co-Chairman of the Board of Directors
Craig A. Manchester..................     33      Executive Vice President and Chief Operating Officer
Pamela S. Jones......................     39      Executive Vice President, Chief Investment Officer, and
                                                    Director
Thomas Connelly......................     51      Senior Vice President, Chief Financial Officer and
                                                  Secretary
Douglas M. Tonokawa..................     42      Vice President of Finance and Chief Accounting Officer



    Set forth below is a list of the six directors who will join us upon completion of the reorganization.



NAME                                     AGE                   POSITION WITH SCHULER HOLDINGS
----                                   --------   --------------------------------------------------------
Thomas A. Bevilacqua.................     43      Director
Martin T. Hart.......................     65      Director
Ricardo Koenigsberger................     34      Director
Lee Neibart..........................     50      Director
Arnold Rosenstein....................     47      Director
David M. Traversi....................     41      Director


    JAMES K. SCHULER is our Co-Chairman of the Board of Directors as well as our President and Chief Executive Officer. Mr. Schuler founded Schuler Homes and has been Schuler Homes' Chairman of the Board, President and Chief Executive Officer since its incorporation in January 1992. From 1988 to January 1992, Mr. Schuler served as Chairman of the Board, President and Chief Executive Officer of JPS Hawaii, Inc., the predecessor of Schuler Homes. Since 1973, he has also been President of James K. Schuler & Associates, Inc., a private single- and multi-family development company that previously constructed homes in Hawaii, California, Washington and Texas.

    EUGENE S. ROSENFELD is our Co-Chairman of the Board of Directors. One of the founders of Western Pacific, Mr. Rosenfeld has served as its Chief Executive Officer since December 1993.

Mr. Rosenfeld co-founded in 1976 and served as Chief Executive Officer of The Anden Group until 1992. From 1968 to 1976, he was President and Chief Executive Officer of Kaufman & Broad, Inc. Mr. Rosenfeld is also a managing partner of Highridge Partners, L.P., a commercial real estate investment firm and one of the principal beneficial owners of Western Pacific.

    CRAIG A. MANCHESTER is our Executive Vice President and Chief Operating Officer. Mr. Manchester has been the Chief Operating Officer of Western Pacific since January 1997 and became its President in August 1998. From September 1994 through December 1995, Mr. Manchester was Western Pacific's Vice President-Capital Markets and was the founder and Division President of Western Pacific's San Diego operation beginning in January 1996. Prior to
September 1994, Mr. Manchester was a Director of Capital Markets for Highridge Partners, L.P., where his responsibilities included all of the financing activities of Western Pacific. From 1992 to March 1994, Mr. Manchester was the Director of Investor Relations for the Presley Companies.

    PAMELA S. JONES is our Executive Vice President and Chief Investment Officer, and will become a director. Ms. Jones has been Schuler Homes' Senior Vice President of Finance and Chief Financial Officer since January 1992. From July 1988 to January 1992, Ms. Jones served as Vice President of Finance and Chief Financial Officer of JPS Hawaii, Inc. From September 1983 to May 1988, Ms. Jones was employed as an accountant and Manager in the Seattle, Washington office of Touche Ross & Co. Ms. Jones is the daughter of Mr. Schuler.

    THOMAS CONNELLY is our Senior Vice President, Chief Financial Officer and Secretary. Mr. Connelly has been the Senior Vice President and Chief Financial Officer of Western Pacific since April 1997. From November 1996 to April 1997, Mr. Connelly was Senior Vice President and Chief Financial Officer of The Forecast Group, LP, a California homebuilder. From August 1988 to
November 1996, he was Senior Vice President and Chief Financial Officer of Washington Homes, Inc. Since September 1992, Mr. Connelly has also served as a member of the board of directors of Washington Homes, Inc.

    DOUGLAS M. TONOKAWA is our Vice President of Finance and Chief Accounting Officer. Mr. Tonokawa has been Vice President of Finance of Schuler Homes since September 1992. From 1982 to September 1992, Mr. Tonokawa was employed at
Ernst & Young LLP, a national accounting firm, where he reached the level of Senior Manager.

    THOMAS A. BEVILACQUA will become a director upon completion of the reorganization. Mr. Bevilacqua has been a director of Schuler Homes since
April 1997. Mr. Bevilacqua is Chief Corporate Development & Strategic Investment Officer of E*Trade Group, Inc. From 1991 to April 1999 Mr. Bevilacqua was a partner of Brobeck, Phleger & Harrison LLP. Mr. Bevilacqua is also a director of E*Trade Online Ventures.


    MARTIN T. HART will become a director upon completion of the reorganization. Mr. Hart is a private investor who has owned and managed a number of companies over the years. Most recently, Mr. Hart was an owner and co-manager of Lake Catamount joint venture, which he sold in 1996. Mr. Hart has served as a director of Schuler Homes since April 1992. Mr. Hart has also served as a director of P.J. America, Inc., a food service company, since 1992, MassMutual Corporate Investors, an investment company, since 1991, MassMutual Participation Investors, Inc., an investment company, since 1991, T-Netix, Inc., a communications company, since 1997 and Vail Banks, Inc., a bank holding company, since 1997.


    RICARDO KOENIGSBERGER will become a director upon completion of the reorganization. Mr. Koenigsberger has been a partner of Apollo Real Estate Advisors, L.P., an affiliate of one of the principal owners of Western Pacific, since 1993, where he is responsible for new investments and investment management. Mr. Koenigsberger has been associated with Apollo Advisors, L.P. since 1990.

Mr. Koenigsberger is also a director of Atlantic Gulf Communities Corp. and Meadowbrook Golf Group, Inc.


    LEE NEIBART will become a director upon completion of the reorganization. Mr. Neibart has been a partner of Apollo Real Estate Advisors, L.P. since 1994, where he is in charge of portfolio and asset management. From 1989 to 1993, Mr. Neibert was Executive Vice President and Chief Operating Officer of the Robert Martin Company, a real estate development and management firm.
Mr. Neibert is also a director of Atlantic Gulf Communities Corp., Koger Equity, Inc., Meadowbrook Golf Group, Inc., Metropolis Realty Trust, Inc., and Next Health, Inc.



    ARNOLD ROSENSTEIN will become a director upon completion of the reorganization. Mr. Rosenstein is currently the chairman of the board of directors of Meadowbrook Golf Group, Inc. Apollo Real Estate Investment Fund is a major investor in Meadowbrook. Before joining Meadowbrook in 1995 as chairman of the board of directors, Mr. Rosenstein served as the President of Realtech Development & Construction Co.



    DAVID M. TRAVERSI will become a director upon completion of the reorganization. Mr. Traversi has been the President and Chief Executive Officer and a director of PRE Solutions, Inc. since August 2000 and a managing director of 2020 Growth Partners, LLC since 1999. From 1997 to 1998, Mr. Traversi was President of Sirrom Capital West, Inc., a subsidiary of Sirrom Capital Corporation, for whom Mr. Traversi served as President from 1998 to 1999. From 1989 to 1996, Mr. Traversi was a managing director for Montgomery Securities. He was also Senior Vice President for E*Trade Group, Inc. in 1996.


COMMITTEES OF THE BOARD OF DIRECTORS

    AUDIT COMMITTEE. Our board of directors intends to establish an audit committee prior to the completion of the reorganization. The audit committee will be comprised of at least three directors, each of whom will be independent of us and our management. The audit committee will make recommendations concerning the engagement of the independent public auditors, review the plans for and scope of the audit, the audit procedures to be used and results of the audit with the independent public auditors, approve the professional services provided by the independent public auditors, review the independence of the independent public auditors, and review the adequacy and effectiveness of our internal controls and accounting records.

    COMPENSATION COMMITTEE. Our board of directors intends to establish a compensation committee prior to the completion of the reorganization. The committee will determine compensation for our executive officers and key employees and administer company benefit plans.

DIRECTORS COMPENSATION


    Non-employee members of the board of directors will each be paid an annual retainer fee of $20,000 plus a fee of $500 per meeting and will be reimbursed for all out-of-pocket costs incurred in connection with their attendance at such meetings. Automatic option grants in the amount of 5,000 shares will be made annually to each individual who serves as a non-employee board of directors member on the date of each annual meeting. The exercise price per share will be the fair market value of the common stock on the date of the automatic grant. The former non-employee directors of Schuler Homes who join our board of directors will not receive an option grant for shares of our common stock upon joining.



2000 STOCK INCENTIVE PLAN



    A total of 2,000,000 shares of our Class A common stock is available for grant under our 2000 Stock Incentive Plan. The plan is administered by our board of directors or by a committee of our board of directors who grant options on the terms and conditions set forth in the plan. Our plan also allows the committee to grant stock appreciation rights.



    We have granted options to purchase up to a total of 788,000 shares of our Class A common stock to employees of Schuler Homes and Western Pacific under our 2000 Stock Incentive Plan at an exercise price equal to the fair market value of our common stock on the grant date, as determined in good faith by our board of directors.



    The following table contains information concerning the grant of stock options for our Class A common stock under our 2000 Stock Incentive Plan as of December 1, 2000 for Messrs. Schuler, Rosenfeld, Manchester, Connelly and Tonokawa and Ms. Jones. Except for the limited stock appreciation rights described below, no stock appreciation rights have been granted to these individuals.



                      OPTION GRANTS AS OF DECEMBER 1, 2000



                                                                     INDIVIDUAL GRANTS
                                                  -------------------------------------------------------
                                                                  PERCENT OF
                                                   NUMBER OF    TOTAL OPTIONS
                                                  SECURITIES      GRANTED TO
                                                  UNDERLYING     EMPLOYEES AS    EXERCISE OR
                                                    OPTIONS     OF DECEMBER 1,   BASE PRICE    EXPIRATION
NAME                                              GRANTED (#)      2000(1)        ($/SH)(2)       DATE
----                                              -----------   --------------   -----------   ----------
James K. Schuler(3)(4)..........................    25,000           3.2%          $8.438       11/21/10
Eugene S. Rosenfeld(3)(4).......................    25,000           3.2%          $8.438       11/21/10
Craig A. Manchester(3)(4).......................    25,000           3.2%          $8.438       11/21/10
Pamela Jones(3)(4)..............................    25,000           3.2%          $8.438       11/21/10
Thomas Connelly(3)(4)...........................    25,000           3.2%          $8.438       11/21/10
Douglas M. Tonokawa(3)(4).......................    15,000           1.9%          $8.438       11/21/10


------------------------


(1) Based on options for a total of 788,000 shares granted to Schuler Homes and Western Pacific employees as of December 1, 2000.



(2) The exercise price of each option may be paid in cash, in shares of our Class A common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. We may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares and the federal and state tax liability incurred in connection with such exercise.



(3) Each option will become exercisable for 25.0% of the option shares upon completion of one year of service measured from the date of grant. The balance of the option shares will vest in a series of 36 successive equal monthly installments upon the optionee's completion of each additional month of service thereafter. The options were granted on November 22, 2000.



(4) Each option will become immediately exercisable for all of the option shares in the event we are acquired by merger or the sale of substantially all of our assets or outstanding common stock, unless the option is assumed or otherwise replaced by the acquiring entity. We have authority to provide for the acceleration of each option in connection with certain hostile tender offers or proxy contests for board membership. Each option includes a limited stock appreciation right pursuant to which the option will automatically be cancelled upon the occurrence of certain hostile tender offers in return for a cash distribution based on the tender offer price per share. Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's cessation of service.

DEFERRED COMPENSATION PLAN

    We will establish an unfunded, non-qualified deferred compensation plan for our directors and some of our senior management or highly compensated employees. The plan will permit participants to defer receipt of compensation and will also allow us to increase a participant's benefit by matching or discretionary amounts subject to a vesting schedule.

    All benefits under the plan will be accounted for in an unfunded book account maintained by us. The amounts in such book accounts will increase or decrease based upon the hypothetical investment performance of certain funds the participant is permitted to elect. Distribution of a participant's interest in the plan will ordinarily occur upon a participant's termination of employment or termination of service as a director.

EMPLOYMENT AGREEMENTS

    Mr. Schuler will enter into an employment agreement with us upon completion of the reorganization in which Mr. Schuler will agree to serve as our Co-Chairman of the Board of Directors, President and Chief Executive Officer. His minimum annual salary will be $650,000 and may be increased, but not decreased, from time to time. Mr. Schuler will be entitled to an annual bonus of at least 1.0% of our consolidated annual earnings before taxes. Mr. Schuler will also be entitled to participate in any long-term incentive plan that we establish during the term of his employment with us. Mr. Schuler's employment will be for a term of three years, and will automatically be extended for an additional year on the first anniversary of the agreement and every subsequent anniversary, unless otherwise terminated. In addition, the term of the agreement shall be automatically extended for 12 months following the effective date of any change in control. If Mr. Schuler's employment is terminated, depending on the circumstances he may be entitled to a portion of the annual bonus he would have earned in the year in which his employment terminated and in the following year, an amount equal to two years of his base salary and immediate vesting of any long-term incentive rights, including stock options. If Mr. Schuler's employment is terminated without cause or is terminated in connection with a change of control for which he does not vote to approve, depending on the circumstances he may be entitled to a payment of $5.0 million, the portion of his annual bonus he would have been paid but for the termination and immediate vesting of any long-term incentive rights, including stock options. If
Mr. Schuler's employment is terminated by request of the majority vote of our board of directors not in connection with a change of control, depending on the circumstances he may be entitled to 0.09% of our consolidated annual earnings before taxes for the year in which he is terminated, 0.08% of our consolidated annual earnings before taxes for the following year, his base salary for a period of three years following termination and immediate vesting of any long-term incentive rights, including stock options.

    We will assume Western Pacific Housing Development's rights and obligations regarding its employment agreement with Mr. Manchester. Mr. Manchester's current base salary is $350,000, and he will be entitled to an annual bonus based on our profitability. You should read the discussion under the heading "Information About Western Pacific--Management--Employment Agreements" for further information about Mr. Manchester's employment agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership immediately after the reorganization is completed of our common stock by:

    - each person who will beneficially own more than 5.0% of either class of our common stock

    - each executive officer or director of Schuler Homes or Western Pacific who is expected to become one of our directors or executive officers

    - all of the executive officers or directors of Schuler Homes or Western Pacific who are expected to become one of our directors and executive officers, as a group


                                            CLASS A                  CLASS B                 % VOTING
NAME                                         SHARES     % CLASS A     SHARES     % CLASS B   POWER(1)
----                                       ----------   ---------   ----------   ---------   --------
James K. Schuler(2)**....................  10,433,828     51.8%             --       --        34.5%
James K. Schuler Revocable Living
  Trust**................................   9,619,763     47.8%             --       --        31.8%
WPH-Schuler LLC(3).......................          --       --      18,739,820     93.1%       31.0%
Apollo Real Estate Investment Fund,
  L.P.(3)(4).............................          --       --       9,975,949     49.6%       16.5%
Highridge Pacific Housing Investors,
  L.P.(3)(5)(6)..........................          --       --       6,308,637     31.3%       10.4%
Blackacre WPH, LLC(3)(7).................          --       --       2,455,234     12.2%        4.1%
Franklin Resources, Inc.(8)..............   1,655,800      8.2%             --       --         5.5%
State of Wisconsin Investment Board(9)...   1,540,000      7.6%             --       --         5.1%
Loomis, Sayles & Company, L.P.(10).......   1,505,742      7.5%             --       --         5.0%
Dimensional Fund Advisors Inc.(11).......   1,420,600      7.1%             --       --         4.7%
Bankers Trust Company(12)................          --       --       1,397,822      6.9%        2.3%
Goldman Sachs Asset Management(13).......   1,200,000      6.0%             --       --         4.0%
Eugene Rosenfeld(5)......................          --       --              --        *           *
Ricardo Koenigsberger(4).................          --       --              --        *           *
Lee Neibart(4)...........................          --       --              --        *           *
Arnold Rosenstein........................          --       --              --        *           *
David Traversi...........................          --       --              --        *           *
Craig Manchester(6)......................          --       --              --        *           *
Thomas Connelly(14)......................          --       --              --        *           *
Thomas Bevilacqua(15)**..................      24,167        *              --       --           *
Martin Hart(16)**........................      41,892        *              --       --           *
Pamela Jones(17)**.......................     117,543        *              --       --           *
Douglas Tonokawa(18)**...................      40,125        *              --       --           *
All directors and executive officers as a
  group..................................  10,657,555     52.5%             --       --        35.1%


------------------------

   * Less than one percent.

  ** The address for each of these stockholders or beneficial owners is 828 Fort
     Street Mall, Fourth Floor, Honolulu, Hawaii 96813.


 (1) Represents the percentage of voting power of these stockholders or beneficial owners if our Class A and Class B common stock were to vote as a single class. Holders of our Class A common stock will have one vote per share, and holders of our Class B common stock will have one-half vote per share. However, the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class, must approve mergers, consolidations, a dissolution or liquidation, or a sale of substantially all of our assets and some amendments to our certificate of incorporation. Holders of each class also elect their own directors. If our Class A common stock and Class B common stock were to vote as separate classes, the percentage of voting power of these stockholders or beneficial owners within each class is set forth above under the columns headed "% Class A" and "% Class B."



 (2) Includes a total of 814,065 shares held of record by The James and Patricia Schuler Foundation and the James K. Schuler 1998 Qualified Annuity Trust, and 9,619,763 shares held by the James K. Schuler Revocable Living Trust. Mr. Schuler is the sole trustee of the James K. Schuler Revocable Living trust and the James K. Schuler 1998 Qualified Annuity Trust. Mr. Schuler,

     Ms. Jones and three of Mr. Schuler's other children not sharing the same household serve as directors of The James and Patricia Schuler Foundation.



 (3) WPH-Schuler was formed as a holding company to hold the shares of our Class B common stock to be issued in exchange for the ownership interests in Western Pacific. The principal members of WPH-Schuler are Apollo Real Estate Investment Fund, L.P., Blackacre WPH, LLC and Highridge Pacific Housing Investors, L.P. WPH-Schuler will dissolve no later than two years and two days after the reorganization is completed. The ownership of Class B common stock is calculated as of December 31, 2000, assuming a $10.00 per share price and $25.0 million of tax distributions to the Western Pacific owners. The table assumes that we will have 20,137,642 shares of Class B common stock outstanding immediately after the reorganization is completed. The actual number of shares of our Class B common stock to be distributed by WPH-Schuler to its owners will depend on the stock price for our Class A common stock in effect at the time of a distribution or sale of the stock, as well as other factors. The members of WPH-Schuler share voting power for the shares of our Class B common stock held by WPH-Schuler. WPH-Schuler's address is 300 Continental Blvd., Suite 390, El Segundo, California 90245.


 (4) The managing general partner of Apollo Real Estate Investment Fund, L.P., is Apollo Real Estate Advisers, L.P. The general partner of Apollo Real Estate Advisers, L.P., is Apollo Real Estate Management, Inc.
     Mr. Koenigsberger and Mr. Neibart are affiliated with Apollo Real Estate Investment Fund. Mr. Koenigsberger and Mr. Neibart disclaim beneficial ownership of shares in which they do not have a pecuniary interest. Apollo Real Estate Investment Fund's address is 1301 Avenue of the Americas, 38th Floor, New York, New York 10019.

 (5) Mr. Rosenfeld holds the majority partnership interest in one of the partners of Highridge Pacific Housing Investors. Mr. Rosenfeld disclaims beneficial ownership of shares in which he does not have a pecuniary interest. Highridge Pacific Housing Investors' address is 300 Continental Blvd., Suite 390, El Segundo, California 90245.

 (6) Mr. Manchester and his spouse are limited partners in Highridge Pacific Housing Investors. Mr. and Mrs. Manchester disclaim beneficial ownership of shares in which they do not have a pecuniary interest. Mr. Manchester's address is 300 Continental Blvd., Suite 390, El Segundo, California 90245.

 (7) The managing member of Blackacre WPH, LLC is Blackacre Capital Group, L.P. The general partner of Blackacre Capital Group L.P. is Blackacre Capital Management Corp. Blackacre WPH's address is 450 Park Avenue, 28th Floor, New York, New York 10022.

 (8) Represents shares beneficially owned by subsidiaries of Franklin Resources according to an amended Schedule 13G dated January 31, 2000. These subsidiaries advise investment companies and managed accounts which, through contractual arrangements, grant voting and investment power over the securities they hold to the subsidiaries. One of Franklin Resources' subsidiaries, Templeton Investment Counsel, Inc., serves as an investment adviser to Franklin Resources. Charles B. Johnson and Rupert H. Johnson, Jr. each own over 10.0% of the outstanding common stock of Franklin Resources. Franklin Resources, Messrs. Johnson, Templeton Investment Counsel and Franklin Resources' subsidiaries disclaim beneficial ownership of these shares. Franklin Resources' address is 777 Mariners Island Boulevard, San Mateo, California 94404.

 (9) Represents shares beneficially owned by The State of Wisconsin Investment Board according to an amended Schedule 13G dated February 10, 2000. The State of Wisconsin Investment Board's address is P.O. Box 7842, Madison, Wisconsin 53707.

 (10) Represents shares beneficially owned by Loomis, Sayles & Company according to an amended Schedule 13G dated February 2, 2000. Includes 1,505,742 shares for which Loomis, Sayles & Company shares investment power, 188,504 shares for which Loomis, Sayles & Company shares voting power and 1,259,854 shares for which Loomis, Sayles & Company has sole voting power. Loomis, Sayles & Company's address is One Financial Center, Boston, Massachusetts 02111.

 (11) Dimensional Fund Advisors furnishes investment advice to four investment companies and serves as investment manager to other commingled trusts and separate accounts. According to a Schedule 13G dated February 4, 2000, these investment companies, trusts and accounts owned all 1,420,600 shares. In its role as investment advisor or manager, Dimensional Fund Advisors has both voting and investment power over all of these shares. Dimensional Fund Advisors disclaims beneficial ownership of these shares. Dimensional Fund Advisors' address is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

 (12) Bankers Trust Company's address is 130 Liberty Street, New York, New York 10006.

 (13) Represents shares contributed by Mr. Schuler to three exchange funds. According to a Schedule 13G dated September 13, 1999, each fund shares voting and investment power with Goldman Sachs Management Partners, L.P. and Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co. Mr. Schuler disclaims beneficial ownership of these shares. Goldman Sachs Asset Management's address is 1 New York Plaza, New York, New York 10004.

 (14) We expect that Mr. Connelly will become a limited partner of Highridge Pacific Housing Investors. He disclaims beneficial ownership of shares in which he does not have a pecuniary interest. Mr. Connelly's address is 300 Continental Blvd., Suite 390, El Segundo, California 90245.


 (15) Includes 24,167 shares issuable to Mr. Bevilacqua upon the exercise of stock options.



 (16) Includes 41,892 shares issuable to Mr. Hart upon the exercise of stock options.



 (17) Includes one share over which Ms. Jones has sole voting and investment power, 36,600 shares over which Ms. Jones shares voting and investment power with her spouse and 80,942 shares issuable to Ms. Jones upon the exercise of stock options. Ms. Jones is Mr. Schuler's daughter.



 (18) Includes 30,125 shares issuable to Mr. Tonokawa upon the exercise of stock options.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


    We intend to make loans available to some of Western Pacific's managers, who we expect will become limited partners in Highridge Pacific Housing Investors, L.P., to provide them with funds to pay income taxes resulting from the income they will recognize when they become partners in Highridge Pacific Housing Investors. The loan amounts will depend on the income tax applicable to each borrower. The interest rate will be 10.0%, the principal and interest will be due in two installments on March 2002 and March 2003, and the individual borrower's right as a partner in Highridge Pacific Housing Investors to receive shares of our stock will secure their loan. Each borrower will also personally guarantee the amount they borrow and will execute a promissory note in our favor. We believe that the loans will be on terms no less favorable to us than terms we could obtain from independent third parties in arms-length negotiations.

                        INFORMATION ABOUT SCHULER HOMES

BUSINESS


    Schuler Homes designs, constructs, markets and sells single-family residences, townhomes and condominiums primarily to entry-level and first-time move-up buyers. Schuler Homes operates in the seven geographic markets of Arizona, Colorado, Hawaii, northern California, Oregon, southern California and Washington. Schuler Homes offers a variety of homes generally ranging from 750 to 4,700 square feet in size and from approximately $99,500 to over $700,000 in price. The average sales price for units closed during the nine months ended September 30, 2000 was $226,000. For the year ended December 31, 1999, Schuler Homes reported revenues of $506.8 million and unit closings of 2,643 units. For the nine months ended September 30, 2000, Schuler Homes reported revenues of $494.3 million and unit closings of 2,325 units.


    Prior to 1997, Schuler Homes operated solely in the Hawaii market, one of the country's strongest residential housing markets in the late 1980's and early 1990's. Due to a decline in the Hawaiian residential housing market in the mid-1990's, Schuler Homes adopted a strategic expansion plan in late 1996 designed to geographically diversify Schuler Homes' operations outside of the Hawaii market.

    As part of its diversification strategy, Schuler Homes enters new housing markets by acquiring existing homebuilders and by starting new homebuilding divisions. The economic and real estate market conditions in which Schuler Homes operates vary from market to market. For example, Schuler Homes believes that in 1999 its Colorado, northern California and Washington divisions benefited from continued strength in their respective markets, while the Portland, Oregon and Vancouver, Washington markets appeared to soften due to the slowing of job growth.


    In addition, the current stage of a division's growth cycle will vary from division to division as will the level of Schuler Homes' investment in, or dependence upon the financial results of, a particular division. For example, as of September 30, 2000, approximately 24.9% of Schuler Homes' inventories were in Hawaii, while approximately 50.2% of Schuler Homes' revenues and a significant portion of Schuler Homes' operating income for the nine months ended
September 30, 2000 was derived from its Colorado division.



    Schuler Homes is one of the two largest builders of single-family residences, townhomes and condominiums in Hawaii. Since inception in March 1988 through September 30, 2000, Schuler Homes has closed the sales of 6,106 homes and lots in Hawaii, of which 340 home and lot sales were closed during the year ended December 31, 1999. As of September 30, 2000, Schuler Homes owned or controlled land zoned and entitled for 2,441 homes in Hawaii.



    Schuler Homes entered the Denver, Colorado homebuilding market in January 1997 by acquiring Melody Homes, Inc., one of the largest builders in the Denver market, and Melody Mortgage, which operates as a mortgage brokerage firm for Melody homebuyers. Schuler Homes believes it is well-positioned to benefit from potential future growth in the Denver housing market as a result of its strong land position and its local market knowledge. Since its inception in 1953, Melody Homes has closed the sales of 18,401 homes and lots. During the year ended December 31, 1999 as compared to the year ended December 31, 1998, Melody Homes' home sales closed increased by 25.5% to 1,368 homes and its revenues increased by 42.0% to $244.2 million. As of September 30, 2000, Melody owned or controlled approximately 6,450 lots in the Denver market area. Melody's backlog as of September 30, 2000 was 474 units, or $99.6 million, compared to 624 units, or $119.1 million as of December 31, 1999.


    In July 1998, Schuler Homes acquired a 50.0% interest in a joint venture, The Ranch-Southpointe II LLC, to build 116 townhomes in Lafayette, Colorado. As of June 30, 2000, the sale of each of the 116 units had closed.

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
    In August 2000, Schuler Homes acquired a 50.0% interest in a joint venture, Metro Star Canyon LLC, to build 140 townhouses in Littleton, Colorado.


    Schuler Homes established new homebuilding operations in northern California and Oregon in late 1996. In October 1998, Schuler Homes expanded its presence in the Oregon market with its acquisition of options to purchase land and other assets from Keys Homes, Inc., a Portland, Oregon homebuilder. Keys was engaged in the construction and sale of single-family, duplex and cottage homes targeted for the entry-level market. In the year ended December 31, 1999, Schuler Homes closed the sales of 256 new homes in northern California, generating revenues of $63.0 million, as compared to 83 homes closed and revenues of $12.8 million in the year ended December 31, 1998. In the year ended December 31, 1999, the Oregon division, which includes Vancouver, Washington, closed the sales of 308 homes and generated revenues of $50.2 million, as compared to 63 homes closed and revenues of $12.5 million in the year ended December 31, 1998. As of September 30, 2000, Schuler Homes' northern California division owned or controlled 5,548 lots, and its Oregon division owned or controlled 463 lots.



    Schuler Homes entered the Puget Sound, Washington market in July 1997 by acquiring a 49.0% interest in Stafford Homes, a homebuilder for over 30 years in the greater Puget Sound area of Washington. In January 1999, Schuler Homes increased its total ownership in Stafford Homes to approximately 89.0%. Schuler Homes expects to purchase the remaining 11.0% ownership interest in Stafford Homes in January 2001. In the year ended December 31, 1999, Stafford closed the sales of 273 homes and generated revenues of $67.0 million, as compared to 251 homes closed in the year ended December 31, 1998 as an unconsolidated joint venture. As of September 30, 2000, Stafford Homes owned or controlled 815 lots in the Puget Sound area.



    In July 1999, Schuler Homes acquired some of the assets, primarily joint venture interests and options to purchase land, of Rielly Homes, Inc., a homebuilder in southern California and Phoenix, Arizona. Founded in 1986, Rielly Homes has built over 3,000 homes, focusing primarily on the entry-level and first and second move-up markets. Since this acquisition, Schuler Homes has closed the sales of approximately 96 homes in southern California, substantially all in unconsolidated joint venture projects. As of September 30, 2000, Schuler Homes owned or controlled 660 lots in southern California and 1,385 lots in Arizona.


    In June 2000, Schuler Homes formed a wholly-owned subsidiary, Schuler Mortgage, Inc., to provide mortgage loans to its homebuyers. Schuler Homes uses HomeBuilders Financial Network, Inc. to assist in establishing mortgage brokerage operations for Schuler Mortgage. Schuler Mortgage, Inc. plans to establish initial operations in Oregon and Washington.

    In September 2000, Schuler Homes entered into a 50.0% joint venture arrangement with Parker Ranch to initially build 60 single-family homes in Waimea on the island of Hawaii.


    In addition, Schuler Homes has a 50.0% interest in Waiakoa Estates Subdivision Joint Venture, an unincorporated joint venture which develops and sells residential lots on the island of Maui. There are 25 lots remaining in this project. Schuler Homes also has a 50.0% interest in Iao Partners, a general partnership which develops and sells a townhome residential project on the island of Maui. There are 57 remaining units in Iao Partners' project.


    Schuler Homes expects to continue to evaluate strategic investments, joint ventures and the potential acquisitions of companies in the homebuilding industry and other related industries. However, Schuler Homes cannot assure you that it will consummate any further acquisitions.

HOMEBUILDING INDUSTRY

    The homebuilding industry is cyclical. Economic and other conditions, including employment levels, demographic considerations, availability of financing, interest rate levels, consumer confidence and housing demand vary across housing markets. The risks inherent to homebuilders in purchasing and developing land increase as consumer demand for housing decreases. Because of the long-term financial commitment involved in purchasing a home, general economic uncertainties tend to discourage potential buyers from buying homes. In addition, homebuilders face various risks, many of them outside the control of the homebuilder, including competitive overbuilding, availability and cost of building lots, availability and cost of materials and labor, adverse weather conditions that may delay construction schedules, cost overruns, changes in government regulations, increases in real estate taxes and other local government fees, and the level of interest rates.

MARKETS

    Schuler Homes operates in the following markets, several of which are among the strongest housing markets in the United States:

GEOGRAPHIC AREA (MARKET)                          MARKETS                 YEAR ENTERED
------------------------           -------------------------------------  ------------
Arizona..........................  Greater Phoenix Area                       1999
Colorado.........................  Denver                                     1997
                                   Fort Collins                               1997
                                   Colorado Springs                           1998
Hawaii...........................  Maui                                       1988
                                   Oahu                                       1990
                                   Kauai                                      1992
Northern California..............  East Bay Area                              1996
Oregon...........................  Portland, Oregon                           1996
                                   Vancouver, Washington                      1996
Southern California..............  Los Angeles County                         1999
                                   Orange County                              1999
                                   San Diego County                           1999
                                   Riverside County                           1999
Washington.......................  Greater Puget Sound                        1997


    Adverse general economic conditions in the markets in which Schuler Homes operates could have a material adverse impact on Schuler Homes' operations. In 1999, approximately 48.2% of Schuler Homes' revenues and a significant portion of Schuler Homes' operating income were derived from Schuler Homes' operations in Colorado. For the nine months ended September 30, 2000, approximately 50.2% of Schuler Homes' revenues and approximately 74.8% of Schuler Homes' operating income, before a non-cash charge for impairment of long-lived assets, was derived from Schuler Homes' operations in Colorado. In addition, as of September 30, 2000, approximately 24.9% of Schuler Homes' total inventories were located in Hawaii and approximately 28.1% of Schuler Homes' total inventories were located in Colorado. Schuler Homes' performance could be significantly affected by changes in the Colorado and Hawaii markets.


PROJECT AND PRODUCT DESCRIPTIONS

    Schuler Homes has historically focused, and intends to continue to focus, on entry-level and first-time move-up housing in the form of single-family residences, and, to a lesser extent, townhomes and condominiums and second-time move-up single-family homes. Schuler Homes attempts to maximize efficiency by using standardized design plans whenever possible and sharing design plans among markets. However, Schuler Homes can alter its product mix within a given market depending on market conditions and considers demographic trends, demand for a particular type of product, margins, timing and the economic strength of the market in determining its product mix. As a result of Schuler Homes' expansion into new markets, the number and location of its active projects has increased and its home designs and product mix have expanded and changed.

    Schuler Homes' home and lot closings and land position as of and for the nine months ended September 30, 2000 are as follows:


                                 NINE MONTHS ENDED                        AS OF SEPTEMBER 30, 2000
                                 SEPTEMBER 30, 2000        ------------------------------------------------------
                            ----------------------------    TOTAL NUMBER         NUMBER OF        BUILDING SITES
                             NUMBER OF     AVERAGE SALES   OF PROJECTS FOR   PROJECTS IN SALES       OWNED OR
MARKET                      SALES CLOSED       PRICE       DEVELOPMENT(1)        STAGE(2)        CONTROLLED(3)(4)
------                      ------------   -------------   ---------------   -----------------   ----------------
Consolidated:
  Arizona.................        --         $     --              5                    --             1,065
  Colorado................     1,241          200,000             22                     9             6,450
  Hawaii(7)...............       232          271,000             14                     8             2,359
  Northern California.....       239          317,000             22                     6             5,548
  Oregon..................       220          150,000             14                    13               463
  Southern California.....         2          139,000              5                     3               635
  Washington(8)...........       247          275,000             15                    11               815
                               -----                             ---              --------            ------
Total Consolidated........     2,181          224,000             97                    50            17,335

Unconsolidated Joint
  Ventures:
  Arizona.................        --               --              1                    --               320
  Colorado(9).............        36          194,000              1                    --               140
  Hawaii(10)..............        32          131,000              2                     2                82
  Southern
    California(11)........        76          336,000              2                     2                25
                               -----                             ---              --------            ------
Total Unconsolidated......       144          255,000              6                     4               567
                               -----                             ---              --------            ------
Total.....................     2,325          226,000            103                    54            17,902
                               =====                             ===              ========            ======

                              AS OF SEPTEMBER 30, 2000
                            ----------------------------

                              HOMES UNDER
MARKET                      CONSTRUCTION(5)   BACKLOG(6)
------                      ---------------   ----------
Consolidated:
  Arizona.................         --              --
  Colorado................        369             474
  Hawaii(7)...............        140              88
  Northern California.....        160             164
  Oregon..................         44              54
  Southern California.....         98              56
  Washington(8)...........        134             104
                                  ---           -----
Total Consolidated........        945             940
Unconsolidated Joint
  Ventures:
  Arizona.................         --              --
  Colorado(9).............         --              --
  Hawaii(10)..............          7              21
  Southern
    California(11)........         17              15
                                  ---           -----
Total Unconsolidated......         24              36
                                  ---           -----
Total.....................        969             976
                                  ===           =====


------------------------

 (1) Reflects the total number of projects owned or under option or similar contract, including projects with homes in the sales stage, under construction and projects in various stages of planning.

 (2) Represents the number of active projects in which home or lot sales closed or Schuler Homes entered into standard sales contracts with homebuyers.


 (3) Represents the estimated number of homes based on approximately 10,655 lots relating to land owned and approximately 7,247 lots relating to land under option or similar contracts, including homes under construction and backlog. The estimated number of homes and lots are based on current management estimates, which are subject to change. Although Schuler Homes currently intends to consummate the purchase of the parcels under purchase options or similar contracts, Schuler Homes cannot assure you that it will complete the purchases or acquire the land under purchase options.



 (4) For consolidated projects includes, 67 model homes and 54 completed and unsold homes in markets other than Hawaii and 20 model homes and 38 completed and unsold homes in the Hawaii market, including approximately 13 homes rented and 28 homes held for sale in Schuler Homes' high-rise condominium project in Oahu. For unconsolidated joint ventures, includes no model homes or completed and unsold homes in markets other than Hawaii and 8 model homes and 25 completed and unsold homes in Hawaii.


 (5) Includes some of the homes reflected in backlog.

 (6) Represents homes and lots subject to pending sales contracts that have not closed. These contracts are subject to the satisfaction of specific contingencies, and buyers may cancel them at any time. Schuler Homes cannot assure you that homes and lots subject to pending sales contracts will close.

 (7) The number of sales closed excludes 12 sales that closed prior to April 1, 2000 under Schuler Homes' "zero-down" sales program, for which the second mortgage notes were sold during the second quarter of 2000.

 (8) Reflects information with respect to 100.0% of the operations of Stafford Homes in which Schuler Homes holds approximately 89.0% of the ownership interests.

 (9) Reflects information with respect to 100.0% of the operations of Schuler Homes' 50.0%-owned joint venture in Colorado.

 (10) Reflects information with respect to 100.0% of the operations of Schuler Homes' two 50.0%-owned joint ventures in Hawaii.

 (11) Reflects information with respect to 100.0% of the operations of Schuler Homes' 24.5% to 49.0%-owned joint ventures in southern California.

LAND ACQUISITION AND DEVELOPMENT

    Schuler Homes selects its land for development based upon a variety of factors, including:

    - internal and external demographic and marketing studies

    - financial and legal reviews as to the feasibility of the proposed project

    - Schuler Homes' ability to secure the necessary financing and the required government approvals and entitlements

    - environmental due diligence

    - Schuler Homes' management's judgment as to the real estate market economic trends

    - Schuler Homes' experience in a particular market.

    As part of Schuler Homes' ongoing land acquisition policy, it seeks to purchase land that is already zoned for residential development.

    Schuler Homes generally uses options or land purchase agreements to obtain control of desired parcels of land. Schuler Homes' purchase and option agreements are typically subject to numerous conditions, including, but not limited to, Schuler Homes' ability to obtain any necessary governmental approvals. During the contingency period, Schuler Homes confirms the availability of utilities, completes its marketing feasibility studies, verifies site and construction costs, reviews and approves soil and environmental reports and arranges for project financing, if necessary. Schuler Homes believes that the use of options or purchase agreements may increase the price of land that Schuler Homes eventually acquires, but that it significantly reduces Schuler Homes' risk. Schuler Homes can extend many of these options for varying periods of time, in some cases by paying an additional deposit and in some cases without an additional payment. Often, Schuler Homes will recover the down payment if all approvals are not obtained, although pre-development costs may not be recoverable.

    Schuler Homes has experienced an increase in competition for available land in some of its market areas, which Schuler Homes believes is due to an improved economy and increased availability of capital during the past several years. Schuler Homes' ability to continue its development activities over the long-term will depend on its continued ability to locate and enter into options or agreements to purchase land, obtain governmental approvals for suitable parcels of land, and consummate the acquisition and complete the development of land.

    Schuler Homes cannot assure you that it will secure the necessary development approvals for the land currently under its control or for land which it may acquire control of in the future or that, upon obtaining development approvals, it will elect to complete its purchases under such options. Schuler Homes has generally been successful in obtaining governmental approvals, has substantial land currently owned or under its control for which it has obtained or is seeking such approvals, as set forth in the table above, and devotes significant resources to locating suitable land for future development and to obtaining the required approvals for land under its control. Failure to locate sufficient suitable land or to obtain necessary governmental approvals, however, may impair Schuler Homes' ability to maintain current levels of development activities over the long term.

    Schuler Homes also enters into partnerships or joint ventures to purchase land and develop its communities when such arrangements are necessary to acquire the land or when it appears to be economically advantageous to Schuler Homes. Schuler Homes generally has not used partnerships or joint venture arrangements to raise capital for the development of its projects, although it may use them to expand into other geographic areas or other related businesses.

    Although Schuler Homes' principal focus is the construction and sale of single-family, townhome and condominium residential housing, Schuler Homes occasionally offers residential lots for sale where it perceives an attractive market opportunity. Schuler Homes does not anticipate that residential lot sales will constitute a significant amount of its future revenues.

    MAINLAND U.S.

    Schuler Homes' homebuilding projects in the mainland United States have typically taken one to four years to develop, depending on the project's size, Schuler Homes' strategy with respect to the particular project, regulatory approvals, economic conditions, and geological conditions at the site. Larger projects are divided into phases, with each phase generally taking six months to one year to complete. Schuler Homes has typically acquired interests in tracts of land that require site improvements prior to construction and are suitable for a subdivision comprised of between 50 and 500 buildable units. However, from time to time, Schuler Homes has acquired finished lots from land developers and anticipates that it will periodically acquire finished lots from land developers in the future.

    HAWAII


    Schuler Homes is one of the two largest builders of single-family residences, townhomes and condominiums in Hawaii. Since inception in March 1988, Schuler Homes has closed the sales of 6,029 homes and lots in Hawaii. As of September 30, 2000, Schuler Homes owned or controlled land zoned and entitled for 2,441 homes in Hawaii.


    Schuler Homes' strategy in Hawaii is to develop projects of a similar size and profile as its projects in the mainland United States. However, Schuler Homes anticipates that some of its currently planned projects in Hawaii will be longer term and will include a larger number of buildable units than those in the mainland United States. Offsite and infrastructure requirements for these larger projects that generally must be fulfilled prior to the construction of homes increase the amount of cash expended at the beginning of these projects. The increased length and size of these larger projects further exposes Schuler Homes to risks inherent in the homebuilding industry, including reductions in the value of land inventory. In addition, some of Schuler Homes' land purchase agreements in Hawaii require Schuler Homes to make additional payments to the seller if the average sales price or the final number of all of the homes constructed on the land exceeds a specific amount. Schuler Homes has occasionally granted a profit participation interest in some of its projects to individuals involved in locating, structuring and assisting in the management of the particular project.

    Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," or FASB 121, requires that Schuler Homes carry substantially completed inventories at the lower of cost or fair value less selling cost, determined by applying a risk-adjusted discount rate to estimates of future cash flows. In addition, land held for future development or inventories under current development are adjusted to fair value only if an impairment to their value is indicated. The estimates of future cash flows require significant judgment relating to the level of sales prices, rate of new home sales, amount of marketing costs and price discounts needed in order to stimulate sales, rate of increase in the cost of building materials and labor, introduction of building code modifications, and the level of consumer confidence, among other items. Schuler Homes cannot assure you that changes in estimates, which would cause a material charge under FASB 121, will not occur in subsequent periods.

CONSTRUCTION

    Schuler Homes usually acts as its own general contractor with its supervisory employees coordinating all work on its projects. Schuler Homes occasionally hires independent general contractors on its projects in Hawaii, particularly for its townhome and condominium projects. The general contractors are responsible for the general management of the construction process, coordinating the activities of all subcontractors, suppliers and building inspectors and following design plans generally prepared by consulting architects and engineers whom Schuler Homes retains and whose designs target the local market. Schuler Homes employees monitor the construction of each project, participate in all material design and building decisions, subject the contractors' and subcontractors' work to quality and cost controls, and monitor compliance with zoning and building codes. In addition, Schuler Homes works closely with contractors and subcontractors on engineering, site preparation, environmental impact analysis, purchasing, architectural design, site planning, coordinating governmental approvals, contract management and closings. Schuler Homes sometimes requires its general contractors or subcontractors to post lien-free completion and performance construction bonds. Schuler Homes believes that its relations with its contractors are good.

    Schuler Homes' homes include single-family residences, townhomes and condominiums which range in size from approximately 750 to 4,500 square feet. Schuler Homes typically completes the construction of a home within two to four months from commencement of building construction. Construction time for Schuler Homes' homes depends on the time of year, availability of labor, materials and supplies and other factors. Schuler Homes uses standardized home designs and pre-fabricated components wherever feasible. This standardization facilitates efficiencies in the on-site construction of homes and supports on-site mass production and bulk purchasing of materials by contractors and subcontractors, thus reducing costs and expensive change orders. However, Schuler Homes occasionally develops new designs to assure that its homes continue to attract customers. For new designs, Schuler Homes engages unaffiliated architectural firms in addition to its in-house architect. Schuler Homes occasionally departs from the traditional wood-frame method of construction and uses steel building components in its projects if Schuler Homes believes it would be cost-effective and efficient.


    The residential construction industry has experienced material and labor shortages, including shortages in insulation, drywall, certain carpentry work and cement supply. Delays in construction of homes and higher costs due to these shortages and fluctuating lumber prices could have an adverse effect upon Schuler Homes' operations and financial condition. To date, none of the foregoing has had a material adverse effect on the results of operations or the financial condition of Schuler Homes. Schuler Homes does not reasonably expect any of the foregoing to have a material adverse effect on its future operations or financial condition.


    Schuler Homes is also susceptible to delays caused by strikes affecting shipping and transportation of building materials necessary for Schuler Homes' business, particularly in Hawaii because of its remote location. In addition, labor unions or collective bargaining agreements represent many of Schuler Homes' contractors in Hawaii. Schuler Homes cannot assure you that the renegotiation of collective bargaining agreements would not disrupt Schuler Homes' operations and increase its construction costs.

SALES AND MARKETING

    Schuler Homes sells homes primarily through commissioned employees who typically work from a sales office located at each project, as well as through cooperating independent brokers. In all instances, Schuler Homes personnel are available to assist prospective buyers by providing them with floor plans, pricing information, financing options, tours of model homes and the selection of options and upgrades. Schuler Homes generally does not permit changes in home design, but home buyers may select, at additional cost, various optional amenities such as prewiring options, upgraded carpet quality, varied interior and exterior color schemes and finishes and occasionally expanded rooms and varied room configurations. In most of its markets, Schuler Homes uses its own design centers to help customers select features and options on their homes. Schuler Homes trains its sales personnel and holds periodic meetings regarding the availability of financing, construction schedules, marketing and advertising plans. Schuler Homes believes this training produces a sales force with extensive knowledge of Schuler Homes' operating policies and housing products. Schuler Homes also makes extensive use of advertising to market its homes, including print, radio and television, in addition to other promotional activities such as direct mail, its web sites on the Internet and the placement of strategically located sign boards in the immediate areas of its developments. Schuler Homes' website is "www.schulerhomes.com."

    Schuler Homes' objective is to minimize levels of unsold inventory upon completion of a project by pricing its homes competitively and marketing its homes in advance of construction. Schuler Homes accomplishes pre-sales by entering into pre-construction sales contracts with its customers. These sales contracts generally provide for requisite mortgage approval within a specified period. Schuler Homes attempts to minimize cancellations by requiring a cash deposit from its customers and by training its sales force to assess the qualifications of potential homebuyers.

    Schuler Homes also occasionally uses sales incentives to attract homebuyers. Sales incentives such as interest rate buy-downs, landscaping and interior home options and upgrades have been used primarily in Hawaii. Schuler Homes may use similar sales incentives in other markets, depending largely on prevailing economic and competitive market conditions.


    Schuler Homes normally builds, decorates, furnishes and landscapes between one to five model homes for each project and maintains on-site sales offices. As of September 30, 2000, Schuler Homes owned and maintained approximately 95 model homes. Schuler Homes believes that model homes play a particularly important role in its marketing efforts. Consequently, Schuler Homes strives to create an attractive atmosphere at its model homes. Schuler Homes also uses a cross-referral program that encourages sales personnel to direct customers to other Schuler Homes projects based on the customer's needs.


    In addition, Schuler Homes maintains a customer service department which is responsible for serving pre-closing and post-closing customer needs. Prior to closing, a Schuler Homes employee accompanies the buyer on a home orientation and inspection tour. Post-closing, a Schuler Homes employee follows up with the customer to ensure satisfaction, to answer questions and to help resolve any problems, including responding to warranty requests.

CUSTOMER FINANCING

    Schuler Homes helps its home buyers obtain financing from mortgage lenders offering qualified home buyers a variety of financing options, including conventional and Federal Housing Administration financing programs. Schuler Homes also provides customer financing in the Colorado market through Melody Mortgage Co., a mortgage brokerage firm for Schuler Homes' Colorado division. Melody Mortgage provides mortgage originations only and does not retain or service mortgages that it originates. Mortgage lenders arranged by Melody Mortgage fund the mortgages. All of Melody Mortgage's revenues are derived from mortgages on homes built by Schuler Homes, and no third party loans are arranged for homes not built by Schuler Homes.

    In June 2000, Schuler Homes formed a wholly-owned subsidiary, Schuler Mortgage, Inc., to provide mortgage loans to its homebuyers. Schuler Homes uses HomeBuilders Financial Network, Inc. to assist in establishing mortgage brokerage operations for Schuler Mortgage. Schuler Mortgage plans to establish initial operations in Oregon and Washington.

    In certain limited circumstances, Schuler Homes may attempt to minimize potential risks relating to the availability of customer financing by purchasing mortgage financing commitments that lock in the availability of funds and interest rates at specified levels for a certain period of time. Schuler Homes has also occasionally provided financing pursuant to agreements of sale and second mortgages to purchasers of its homes and residential lots. Schuler Homes had notes receivable of $0.3 million in Hawaii as of September 30, 2000, primarily comprised of second mortgages Schuler Homes provided to homebuyers who purchased homes as part of Schuler Homes' "zero-down" sales incentive program in Hawaii. To the extent Schuler Homes provides financing to its customers, it is subject to the risks inherent with providing that financing, including possible defaults by purchasers. Schuler Homes does not record the related revenue and profit until the second mortgage is fully paid. Schuler Homes believes that it has established adequate reserves to cover these risks.


    Virtually all purchasers of Schuler Homes' homes finance their purchases with mortgage financing from lenders. In general, increases in interest rates, unavailability of mortgage financing, increasing housing costs and unemployment all adversely affect housing demand. Increases in mortgage interest rates may adversely affect the ability of prospective buyers to finance home purchases and may adversely impact Schuler Homes' residential real estate sales, results of operations and financial condition. Schuler Homes' homebuilding activities also depend on the availability and cost of mortgage financing for buyers of homes owned by potential customers so those customers can sell their homes and purchase a home from Schuler Homes. In addition, Schuler Homes believes that the availability of FHA mortgage financing is an important factor in marketing many of its homes. Any limitations or restrictions on the availability of FHA financing could adversely affect Schuler Homes' residential real estate sales. Furthermore, changes in federal income tax laws may have an adverse effect on the homebuilding industry in general and may affect the demand for new homes and the demand for Schuler Homes' products in particular.

WARRANTY PROGRAM


    Schuler Homes generally provides limited warranties on the homes that it sells of at least one to two years for workmanship and materials and for longer periods with respect to structural components. Because Schuler Homes hires qualified contractors or subcontractors who provide Schuler Homes with an indemnity and a lien-release prior to receiving payment from Schuler Homes for their work, claims relating to workmanship and materials are generally the primary responsibility of Schuler Homes' contractors or subcontractors. However, to the extent that Schuler Homes' contractors or subcontractors do not cover warranty claims, Schuler Homes has established a reserve to cover warranty expenses. Schuler Homes' historical experience is that all such warranty expenses have fallen within the reserve established although Schuler Homes cannot assure you that this will continue to be Schuler Homes' experience. Schuler Homes purchases structural warranty coverage from third party insurers in appropriate circumstances.


COMPETITION AND OTHER FACTORS

    The development and sale of residential properties is highly competitive and fragmented. Schuler Homes competes for residential sales on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price, with numerous national, regional and local builders, including some builders with greater financial resources. Builders of new homes compete not only for homebuyers, but also for desirable properties, raw materials and skilled subcontractors. Schuler Homes also competes for residential sales with individual resales of existing homes and available rental housing. Competition is particularly intense when Schuler Homes enters or starts operations in a new market area until its reputation becomes firmly established in that area. Schuler Homes believes that it compares favorably to other builders in the markets in which it operates, due primarily to:

    - its experience within its geographic markets

    - its responsiveness to market conditions

    - its reputation for quality design, construction and service

    The housing industry is cyclical and generally affected by consumer confidence levels, prevailing economic conditions and long-term and short-term interest rate levels. A variety of other factors affect the housing industry and demand for new homes, including the availability of labor and materials and increases in the costs thereof, changes in costs associated with home ownership such as increases in property taxes and energy costs, changes in consumer preferences, demographic trends and the availability of and changes in mortgage financing programs.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

    In developing a project, Schuler Homes must obtain the approval of numerous governmental authorities regulating such matters as permitted land uses and levels of density and the installation of utility services such as electricity, water and waste disposal. Governmental authorities may impose fees as a means of defraying the cost of providing certain governmental services to developing areas. Schuler Homes has generally purchased land which is fully entitled and zoned for residential development. Because Schuler Homes generally has purchased land that has already been zoned for residential development, restrictive zoning issues have not had a material adverse effect on Schuler Homes' development activities. Schuler Homes is also subject to local, state and federal statutes and rules regulating environmental matters, protection and preservation of archeological finds, worker safety, advertising, consumer credit, zoning, building moratoriums, building design and density requirements which limit the number of homes that can be built within a particular project, and fees imposed to defray the cost of providing governmental services to developing areas. These laws may result in delays, may cause Schuler Homes to incur substantial compliance costs and may prohibit or severely restrict development in some regions or areas.

    Schuler Homes may also be subject to additional costs, delays or may be precluded entirely from developing its projects because of government regulations that could be imposed due to growth control initiatives or unforeseen health, safety, welfare, archeological or environmental concerns. For example, currently proposed ballot initiatives in Arizona and Colorado would restrict the subdivision or development of land outside of designated growth areas and would restrict the locations where growth areas would be permitted. These initiatives, if passed, could adversely affect Schuler Homes' results of operations. Environmental regulations can also have an adverse impact on the availability and price of raw materials such as lumber. Hawaii, in particular, has some of the strictest land use, environmental and agricultural laws in the United States, and the rezoning of land for urban development in Hawaii is a difficult and time-consuming process.

    Schuler Homes residential developments that are in progress or are currently being planned will generally require various permits and approvals. Schuler Homes' ability to obtain the necessary approvals and permits for these projects is often beyond Schuler Homes' control and could restrict or prevent the development of otherwise desirable property. The length of time necessary to obtain permits and approvals increases the carrying costs of unimproved property acquired for the purpose of development and construction and could delay the closing of sales. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application.

    Governmental agencies in Hawaii have implemented various formal and informal policies at both the state and county level to promote affordable housing. Some county governments in Hawaii negotiate agreements with residential land developers that provide for affordable housing as a condition to rezoning land for urban development. Generally, these agreements require developers to offer a portion, typically 30.0%, of the total number of units in the project to eligible buyers at an affordable price usually determined as a price at which a purchaser earning 80.0% to 120.0% of the local median income is able to satisfy specified mortgage criteria. For purposes of determining whether a home is affordable, the counties generally assume a 33.0% income-to-loan ratio, a monthly amount for common area expenses and taxes, a 30-year loan with an interest rate reflecting then current market conditions and various other factors. To ensure that homes sold pursuant to governmentally imposed affordable housing requirements remain affordable to other eligible buyers and to prevent speculation, counties typically impose transfer restrictions on purchasers of Schuler Homes' affordable homes. Agreements entered into between developers and county agencies may also provide for a shared appreciation arrangement whereby the county shares with the owner in the appreciation of the affordable home. Based upon this affordability criterion, specific price limitations are generally imposed on the homes that may satisfy a developer's affordable housing requirement. Increases in mortgage interest rates may decrease the sales price at which affordable homes may be sold, thereby potentially reducing the profitability of affordable housing projects.

EMPLOYEES


    As of November 30, 2000, Schuler Homes had 486 full-time employees. Although none of Schuler Homes' employees are covered by collective bargaining agreements, some of the employees of contractors engaged by Schuler Homes are represented by labor unions or are subject to collective bargaining arrangements. Schuler Homes believes that it has good relationships with its employees and contractors.


PROPERTY

    Schuler Homes owns a 27,000 square foot building in Colorado in which Melody has its corporate headquarters. Schuler Homes leases approximately 1,800 square feet of space for another office in Colorado under a lease expiring in 2001.

    Schuler Homes also leases approximately 32,000 square feet of space for its corporate headquarters in Hawaii and other divisions under leases expiring in 2001 to 2006. Schuler Homes currently anticipates that, as certain divisions expand, additional office space will be required. Schuler Homes believes that adequate space will be readily available when needed.

LEGAL PROCEEDINGS

    In April 1996, Schuler Homes was served with a purported class action complaint by owners of units and the owners' association of Fairway Village at Waikele alleging, among other things, material construction defects and deficiencies, misrepresentations regarding the cost of insurance and breach of a covenant of good faith and fair dealing. Following the court's denial of a class certification request, a second action involving other homeowners at Fairway Village advancing the same claims was initiated. While Schuler Homes believed the claims to be largely without merit, Schuler Homes entered into a settlement agreement in April 1999 with the third party defendants, insurance carriers and all of the plaintiffs in both lawsuits, except for the owners of three units. The owners of two of the three units subsequently settled in late 1999, bringing an end to the initial suit. The one remaining plaintiff in the second action settled in April 2000. The remediation of the units at Fairway Village required by the settlement agreement has been substantially completed. The costs of remediation are not material to Schuler Homes.


    A firm called Gadient & Associates claims that Schuler Homes owes it a purported "finder's fee" of $5.5 million in connection with the reorganization. Schuler Homes believes that this claim is without merit and intends to vigorously oppose it. To that end, in December 2000, Schuler Homes filed an action in Hawaii state court seeking, among other relief, a ruling that Gadient is not entitled to a finder's fee or other compensation in connection with the reorganization.


    Schuler Homes is also involved from time to time in routine litigation or threatened litigation arising in the ordinary course of its business. Such matters, if decided adversely to Schuler Homes, would not, in the opinion of management, have a material adverse effect on Schuler Homes' financial condition or results of operations.

                                   MANAGEMENT

    You should read the discussion under the heading "Information About Schuler Holdings--Management" for biographical information concerning James K. Schuler, Pamela S. Jones and Douglas M. Tonokawa. Information concerning Schuler Homes' director compensation, executive compensation, stock options, compensation committee interlocks and insider participation and certain relationships and related transactions is set forth below.

DIRECTOR COMPENSATION

    Non-employee members of the board of directors are each paid an annual retainer fee of $20,000 plus a fee of $500 per meeting and are reimbursed for all out-of-pocket costs incurred in connection with their attendance at such meetings. Upon joining the board of directors, each non-employee member also receives an option grant for 20,000 shares of common stock under Schuler Homes' 1992 Stock Option Plan. Automatic option grants in the amount of 5,000 shares are made annually to each individual who continues to serve as a non-employee board of directors member on the date of each subsequent annual meeting. Accordingly, in May 2000, Martin T. Hart, Bert T. Kobayashi, Jr. and Thomas A. Bevilacqua each received an option grant for 5,000 shares of Schuler Homes common stock with an exercise price per share of $6.19.

EXECUTIVE COMPENSATION

    The following table is a summary of the compensation paid by Schuler Homes for the last three fiscal years to Mr. Schuler, Ms. Jones and Mr. Tonokawa.
Mr. Schuler is one of our directors and executive officers. Ms. Jones is one of our executive officers and is expected to become one of our directors upon completion of the reorganization. Mr. Tonokawa is one of our executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG TERM
                                                                           COMPENSATION
                                                                              AWARDS
                                                                           ------------
                                               ANNUAL COMPENSATION          SECURITIES
                                         -------------------------------    UNDERLYING       ALL OTHER
                                           YEAR     SALARY(1)    BONUS       OPTIONS      COMPENSATION(2)
                                         --------   ---------   --------   ------------   ---------------
James K. Schuler.......................    1999     $650,000    $428,720          --               --
  Chairman of the Board, President and     1998     $650,000    $210,930          --               --
  Chief Executive Officer                  1997     $650,000          --          --               --
Pamela S. Jones........................    1999     $165,000    $264,360      15,000           $2,496
  Senior Vice President of Finance and     1998     $157,500    $105,465      35,000           $1,975
  Chief Financial Officer, Director        1997     $150,000    $ 50,000      40,900(3)        $1,200
Douglas M. Tonokawa....................    1999     $120,000    $107,181       5,000           $2,500
  Vice President of Finance and            1998     $113,000    $ 52,733      10,000           $2,378
  Chief Accounting Officer                 1997     $106,000    $ 25,000      17,500(3)        $1,590

------------------------

(1) Salary includes amounts deferred pursuant to Schuler Homes' 401(k) retirement savings plan.

(2) Represents Schuler Homes' matching contributions made to the 401(k) retirement savings plan.

(3) Includes options granted in 1997 at a new exercise price to Ms. Jones for 35,900 shares and to Mr. Tonokawa for 12,500 shares in cancellation of pre-existing options originally granted from 1992 to 1995.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

    The following table contains information concerning the grant of stock options under Schuler Homes' 1992 Stock Option Plan in the year ended
December 31, 1999 for Messrs. Schuler and Tonokawa and Ms. Jones. Except for the limited stock appreciation rights described below, no stock appreciation rights were granted to these executive officers in 1999. The table also lists the potential realizable values of the options on the basis of assumed annual compounded stock appreciation rates of 5.0% and 10.0% over the life of the options which are set at a maximum of 10 years.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                       INDIVIDUAL GRANTS                              POTENTIAL REALIZABLE VALUE
                          --------------------------------------------                     AT ASSUMED ANNUAL
                          NUMBER OF         PERCENT OF                                    RATE OF STOCK PRICE
                          SECURITIES      TOTAL OPTIONS                                      APPRECIATION
                          UNDERLYING        GRANTED TO     EXERCISE OR                      FOR OPTION TERM
                           OPTIONS         EMPLOYEES IN    BASE PRICE    EXPIRATION   ---------------------------
NAME                      GRANTED(#)      FISCAL YEAR(1)    ($/SH)(2)       DATE        5%(3)            10%(3)
----                      ----------      --------------   -----------   ----------   ----------       ----------
James K. Schuler(4).....        --              --           $   --             --      $    --         $     --
Pamela Jones............     5,000(5)(7)       1.9%          $6.000        3/30/09      $18,867         $ 47,812
                            10,000(6)(7)       3.8%          $6.375        9/19/09      $40,092         $101,601
Douglas M. Tonokawa.....     2,000(5)(7)       0.8%          $6.000        3/30/09      $ 7,547         $ 19,125
                             3,000(6)(7)       1.1%          $6.375        9/19/09      $12,028         $ 30,480

------------------------

(1) Based on options for a total of 262,200 shares granted to Schuler Homes employees during fiscal year 1999.

(2) The exercise price of each option may be paid in cash, in shares of Schuler Homes common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. Schuler Homes may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares and the federal and state tax liability incurred in connection with such exercise. Schuler Homes' compensation committee has the authority to reprice outstanding options through the cancellation of those options and the grant of replacement options with an exercise price equal to the fair market value of the option shares on the date of the new grant.

(3) The potential realizable value is reported net of the option price, but before income taxes associated with exercise. These amounts represent assumed annual compounded rates of appreciation at 5.0% and 10.0% from the date of grant to the expiration date of the option. These amounts are calculated based on the requirements of the Commission. Schuler Homes cannot assure you or any of the executive officers that the actual stock price appreciation over the 10-year option term will be at the assumed 5.0% and 10.0% levels or at any other defined level. Unless the market price of Schuler Homes common stock does in fact appreciate over the option term, no value will be realized from the option grants made to the executive officers.

(4) Mr. Schuler has not been granted options under the 1992 Stock Option Plan.

(5) Each option will become exercisable for 25.0% of the option shares upon completion of one year of service measured from the date of grant. The balance of the option shares will vest in a series of 36 successive equal monthly installments upon the optionee's completion of each additional month of service thereafter. The options were granted on March 31, 1999.

(6) Each option will become exercisable for 25.0% of the option shares upon completion of one year of service measured from the date of grant. The balance of the option shares will vest in a series of 36 successive equal monthly installments upon the optionee's completion of each additional month of service thereafter. The options were granted on September 20, 1999.

(7) Each option will become immediately exercisable for all of the option shares in the event Schuler Homes is acquired by merger or sale of substantially all assets or outstanding common stock of Schuler Homes', unless the option is assumed or otherwise replaced by the acquiring entity. The compensation committee has authority to provide for the acceleration of each option in connection with certain hostile tender offers or proxy contests for board membership. Each option includes a limited stock appreciation right pursuant to which the option will automatically be cancelled upon the occurrence of certain hostile tender offers, in return for a cash distribution based on the tender offer price per share. Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's cessation of service with the Company.

OPTION EXERCISES AND HOLDINGS

    The following table provides information with respect to Mr. Schuler, Ms. Jones and Mr. Tonokawa concerning the exercise of options during the year ended December 31, 1999 and unexercised options held as of December 31, 1999. No stock appreciation rights were exercised during the year ended December 31, 1999, and except for the limited stock appreciation rights described above, no stock appreciation rights were held by Mr. Schuler, Ms. Jones and Mr. Tonokawa as of December 31, 1999.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                           VALUE                                       VALUE OF UNEXERCISED IN-THE-
                                         REALIZED                                        MONEY OPTIONS AT FISCAL
                                          (MARKET         NUMBER OF SECURITIES                   YEAR-END
                                         PRICE AT        UNDERLYING UNEXERCISED         (MARKET PRICE OF SHARES AT
                                         EXERCISE,              OPTIONS                FISCAL YEAR-END ($6.50) LESS
                             SHARES        LESS            AT FISCAL YEAR-END                EXERCISE PRICE)
                           ACQUIRED ON   EXERCISE    ------------------------------   ------------------------------
NAME                        EXERCISE      PRICE)     EXERCISABLE      UNEXERCISABLE   EXERCISABLE      UNEXERCISABLE
----                       -----------   ---------   -----------      -------------   -----------      -------------
James K. Schuler.........         --      $    --          --                --          $    --          $   --
Pamela J. Jones..........         --      $    --      61,108            39,792          $37,181          $7,357
Douglas M. Tonokawa......         --      $    --      22,146            14,354          $14,393          $4,294

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Schuler Homes compensation committee during 1999 was comprised of two independent directors of Schuler Homes, Bert T. Kobayashi, Jr. and Martin T. Hart. Mr. Kobayashi and Mr. Hart have never been officers or employees of Schuler Homes. None of Schuler Homes' current executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of Schuler Homes' board of directors or compensation committee.

CEO COMPENSATION

    In January 1992, prior to Schuler Homes' initial public offering, Mr. Schuler entered into an employment agreement with Schuler Homes to serve as Schuler Homes' Chief Executive Officer. Mr. Schuler's base annual salary, initially $420,000, was increased to $650,000 effective April 1, 1994. The employment agreement had an initial term of three years and required
Mr. Schuler to devote substantially all of his time to Schuler Homes affairs. The employment agreement is automatically renewable for a one-year term commencing on each anniversary of the date of such agreement, unless either party notifies the other party otherwise. The Schuler Homes compensation committee played no role in the negotiation of this agreement. In 1999, Mr. Schuler received a bonus allocation equal to approximately 1.0% of Schuler Homes' overall pretax income before bonus expense related to corporate personnel. The employment agreement will be terminated upon the closing of the reorganization and Mr. Schuler will enter into an employment agreement with us.

DEFERRED COMPENSATION PLAN

    Effective July 1, 2000, Schuler Homes established an unfunded, non-qualified deferred compensation plan for directors and a select group of management or highly compensated employees. This plan permits participants to defer receipt of compensation and also allows Schuler Homes to increase a participant's benefit by matching or discretionary amounts subject to a vesting schedule.

    All benefits under this plan are accounted for in an unfunded book account maintained by Schuler Homes. The amounts in such book accounts increase or decrease based upon the hypothetical investment performance of certain funds the participant is permitted to elect. Distribution of a participant's interest in the plan ordinarily occurs upon the participant's termination of employment or termination of service as a director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


    The following table sets forth information regarding the beneficial ownership of Schuler Homes common stock as of December 1, 2000, or as noted, by:


    - each person who beneficially owns more than 5.0% of Schuler Homes common stock

    - each executive officer or director of Schuler Homes

    - all of the executive officers or directors of Schuler Homes


NAME                                                          NUMBER OF SHARES   % OF COMMON STOCK
----                                                          ----------------   -----------------
James K. Schuler(1) **......................................     10,433,828             51.8%
James K. Schuler Revocable Living Trust**...................      9,619,763             47.8%
Franklin Resources, Inc.(2).................................      1,655,800              8.2%
State of Wisconsin Investment Board(3)......................      1,540,000              7.6%
Loomis, Sayles & Company, L.P.(4)...........................      1,505,742              7.5%
Dimensional Fund Advisors Inc.(5)...........................      1,420,600              7.1%
Goldman Sachs Asset Management(6)...........................      1,200,000              6.0%
Thomas Bevilacqua(7)**......................................         24,167                *
Martin Hart(8)**............................................         41,892                *
Pamela Jones(9)**...........................................        117,543                *
Michael T. Jones(10)**......................................        123,344                *
Bert T. Kobayashi, Jr.(11)**................................         43,209                *
Harvey L. Goth(12)**........................................         36,746                *
David L. Oyler(13)**........................................         57,246                *
Douglas Tonokawa(14)**......................................         40,125                *
All directors and executive officers as a group.............     10,881,500             53.1%


------------------------

*   Less than one percent.

** The address for each of these stockholders or beneficial owners is 828 Fort Street Mall, Fourth Floor, Honolulu, Hawaii 96813.


(1) Includes a total of 814,065 shares held of record by the James K. Schuler 1998 Qualified Annuity Trust and The James and Patricia Schuler Foundation, and 9,619,763 shares held of record by the James K. Schuler Revocable Living Trust. Mr. Schuler is the sole trustee of the James K. Schuler Revocable Living Trust and the James K. Schuler 1998 Qualified Annuity Trust.
    Mr. Schuler,

    Ms. Jones and three of Mr. Schuler's other children not sharing the same household as Mr. Schuler serve as directors of The James and Patricia Schuler Foundation.


(2) Represents shares beneficially owned by subsidiaries of Franklin Resources according to an amended Schedule 13G dated January 31, 2000. These subsidiaries advise investment companies and managed accounts which, through contractual arrangements, grant voting and investment power over the securities they hold to the subsidiaries. One of Franklin Resources' subsidiaries, Templeton Investment Counsel, Inc., serves as an investment adviser to Franklin Resources. Charles B. Johnson and Rupert H. Johnson, Jr. each own over 10.0% of the outstanding common stock of Franklin Resources. Franklin Resources, Messrs. Johnson, Templeton Investment Counsel and Franklin Resources' subsidiaries disclaim beneficial ownership of these shares. Franklin Resources' address is 777 Mariners Island Boulevard, San Mateo, California 94404.

(3) Represents shares beneficially owned by The State of Wisconsin Investment Board according to an amended Schedule 13G dated February 10, 2000. The State of Wisconsin Investment Board's address is P.O. Box 7842, Madison, Wisconsin 53707.

(4) Represents shares beneficially owned by Loomis, Sayles & Company according to an amended Schedule 13G dated February 2, 2000. Includes 1,505,742 shares for which Loomis, Sayles & Company shares investment power, 188,504 shares for which Loomis, Sayles & Company shares voting power and 1,259,854 shares for which Loomis, Sayles & Company has sole voting power. Loomis, Sayles & Company's address is One Financial Center, Boston, Massachusetts 02111.

(5) Dimensional Fund Advisors furnishes investment advice to four investment companies and serves as investment manager to other commingled trusts and separate accounts. According to a Schedule 13G dated February 4, 2000, these investment companies, trusts and accounts owned all 1,420,600 shares. In its role as investment advisor or manager, Dimensional Fund Advisors has both voting and investment power over all of these shares. Dimensional Fund Advisors disclaims beneficial ownership of these shares. Dimensional Fund Advisors' address is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(6) Represents shares contributed by Mr. Schuler to three exchange funds. According to a Schedule 13G dated September 13, 1999, each fund shares voting and investment power with Goldman Sachs Management Partners, L.P. and Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co. Mr. Schuler disclaims beneficial ownership of these shares. Goldman Sachs Asset Management's address is 1 New York Plaza, New York, New York 10004.


(7) Includes 24,167 shares issuable to Mr. Bevilacqua upon the exercise of stock options.



(8) Includes 41,892 shares issuable to Mr. Hart upon the exercise of stock options.



(9) Includes one share over which Ms. Jones has sole voting and investment power, 36,600 shares over which Ms. Jones shares voting and investment power with her spouse and 80,942 shares issuable to Ms. Jones upon the exercise of stock options. Ms. Jones is Mr. Schuler's daughter and is married to Mr. Jones.



(10) Includes 6,927 shares over which Mr. Jones has sole voting and investment power, 36,600 shares over which Mr. Jones shares voting and investment power with his spouse, and 79,817 shares issuable to Mr. Jones upon the exercise of stock options. Mr. Jones is Schuler Homes' Executive Vice President of Operations/Division President--Hawaii Division, is a director of Schuler Homes and is married to Ms. Jones.



(11) Includes 42,709 shares issuable to Mr. Kobayashi upon the exercise of stock options. Mr. Kobayashi is a director of Schuler Homes.

(12) Includes 17,310 shares issuable upon the exercise of stock options. Mr. Goth is Schuler Homes' Senior Vice President of Acquisition and Development.



(13) Includes 42,838 shares issuable upon the exercise of stock options. Mr. Oyler is Schuler Homes' Vice President/Division President--Melody Homes, Inc.



(14) Includes 30,125 shares issuable to Mr. Tonokawa upon the exercise of stock options.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    From time to time, Schuler Homes has engaged the law firm of Kobayashi, Sugita & Goda to perform legal work. Bert T. Kobayashi, a director of Schuler Homes since June 1992, is a senior partner of this Honolulu law firm.

    Schuler Homes has also engaged the law firm of Brobeck, Phleger & Harrison LLP to perform legal work from time to time. Thomas A. Bevilacqua, a director of Schuler Homes since April 1997, was a partner of this law firm from 1991 to April 1999.


    Schuler Homes and James K. Schuler & Associates, Inc., a corporation controlled by Mr. Schuler, entered into a management agreement in January 1992 in which Schuler Homes agreed that some of Schuler Homes' management and administrative personnel would perform similar functions for James K. Schuler & Associates. James K. Schuler & Associates reimbursed Schuler Homes on a quarterly basis for its cost in providing these services. Schuler Homes charged James K. Schuler & Associates $97,000 during the year ended December 31, 1997 and $100,000 during the year ended December 31, 1998 for these services. As of January 1999, Schuler Homes no longer performed these services for James K. Schuler & Associates. However, some employees of James K. Schuler & Associates presently share office space with Schuler Homes.

                       INFORMATION ABOUT WESTERN PACIFIC

BUSINESS


    Western Pacific is a California homebuilder that designs, constructs, markets and sells single-family homes designed for a broad range of entry level and move-up home buyers. Since its inception in 1993, Western Pacific has grown to be the sixth largest builder of new homes in California in terms of the number of units delivered. Its business is geographically diversified within each of the major metropolitan markets in California. In southern California, Western Pacific has operations in Orange County, Los Angeles County, San Diego County, Ventura County, Riverside County and San Bernardino County. In northern California, Western Pacific operates in the markets in and around the San Francisco Bay area, San Jose and Sacramento. As of September 30, 2000, Western Pacific was actively selling homes in 38 communities with a sales backlog of 1,014 homes sold and yet to be delivered, representing $362.3 million in aggregate future sales value. Western Pacific currently offers homes with base sales prices from $141,000 to $941,000. During the year ended March 31, 2000, Western Pacific closed 1,693 home sales with an average price of $319,000. For the year ended March 31, 2000, Western Pacific generated revenues of $535.0 million and net income of $41.6 million.


BUSINESS STRATEGY

    Western Pacific believes its rapid growth and prospects for future success are attributable, in part, to the following elements of its business strategy:

    - EXPAND IN EXISTING AND NEW MARKETS. Over the past five years, Western Pacific has significantly expanded its operations in four major metropolitan markets in southern and northern California through start-up operations and through its acquisition of Porter Homes in northern California in April 1998. Western Pacific intends to continue to seek expansion and acquisition opportunities in its existing markets within California, and may evaluate acquisition opportunities in new markets that combine attractive residential projects and management with local market expertise.

    - DIVERSIFY GEOGRAPHICALLY IN NEW MARKETS. Western Pacific has expanded its business to achieve a significant local presence in each market in which it operates. By having diverse operations in California, Western Pacific believes it can minimize market and other risks associated with operating within any one particular locality while capitalizing on its knowledge of the California market. Western Pacific intends to continue to expand its operations in new markets where building conditions are favorable.

    - OFFER A BROAD SELECTION OF HOMES. Western Pacific designs its homes to appeal to a wide variety of housing needs and price ranges in order to serve a broad range of customers. Western Pacific has broadened its product offering from targeting the entry-level home buyer to providing homes from the entry-level to the first-time and second-time move-up home buyer. Western Pacific intends to continue to offer a broad selection of homes to mitigate any downturns in any one home buyer market segment.

    - MAINTAIN CONSERVATIVE LAND ACQUISITION POLICIES. Western Pacific recognizes there are substantial risks in the acquisition and development of land. As a result, Western Pacific maintains a conservative land acquisition policy designed to optimize profitability and return on capital while minimizing the risks associated with investment in land.

WESTERN PACIFIC'S OPERATIONS

    Western Pacific's homebuilding operations are presently conducted through five divisions, including the Orange County/Inland Empire, San Diego, Los Angeles/Ventura, Bay Area and North Bay/ Sacramento divisions. Each division is managed by a Division President who reports to Western

Pacific's President and is responsible for operations within a prescribed geographical area including project identification, product design, construction, marketing and customer service. The decisions regarding selection of parcels of land for purchase and development are made in conjunction with the senior executives at the corporate level.

    The table below sets forth selected information for each of Western Pacific's divisions and for the company as a whole for the period indicated.


                                         YEAR ENDED                       AS OF SEPTEMBER 30, 2000
                                       MARCH 31, 2000         ------------------------------------------------
                                  -------------------------   NUMBER OF    NUMBER OF
                                                 AVERAGE      PROJECTS    NEW PROJECTS   HOME SITES
                                    HOMES         HOME        IN SALES       UNDER        OWNED OR
                                  DELIVERED   SELLING PRICE     STAGE     DEVELOPMENT    CONTROLLED   BACKLOG
                                  ---------   -------------   ---------   ------------   ----------   --------
Orange County/Inland Empire.....      273        $234,000         5             5           1,572         88
San Diego.......................      398         328,000         8             9           3,571        368
Los Angeles/Ventura County......      302         436,000         7             7           2,038         96
Bay Area........................      216         415,000         9             9           1,520        194
North Bay.......................      504         247,000         9            10           2,909        268
                                    -----                        --            --          ------      -----
  Total.........................    1,693         319,000        38            40          11,610      1,014
                                    =====                        ==            ==          ======      =====


LAND POSITION AND ACQUISITION POLICIES

    Western Pacific maintains a conservative land acquisition policy designed to optimize profitability and return on capital while minimizing the risks associated with investment in land. Western Pacific generally limits the number of lots acquired for a specific project so that its initial production schedule typically does not exceed three years. Western Pacific considers a number of factors in evaluating the size of our investment, including:

    - the cost of a finished lot

    - the number and size of competitive projects in the surrounding area

    - the demographics of the market

    Western Pacific has been able to gain control of a large number of building lots through a strategy of placing properties under contract with a nominal deposit and completing the entitlement process before acquiring the property. Western Pacific's policy is that land can be purchased only with the prior approval of both its chief executive officer and its president. Western Pacific utilizes outside architects and consultants, under close supervision, to help review its acquisitions and design its products. Homebuilders in California generally have the right to obtain building permits with respect to entitled land upon compliance with conditions that are usually within the builder's control.

    Western Pacific seeks to mitigate the risks involved in land purchases by:

    - undertaking an extensive feasibility process prior to acquisition, including studies covering all pertinent aspects of development such as title, zoning, soil and seismic characteristics, environmental conditions, marketing studies including competition and buyer profiles, public facility assessments such as schools, shopping and transportation access, projected profitability, cash requirements and assessment of regulatory risk and other factors

    - only purchasing land which has already been entitled

    - limiting the number of lots acquired for a residential project so that the initial production schedule typically does not exceed three years

    - limiting the size of its investment in any one residential project in order to enhance its ability to adjust to changing home buyer needs and reduce the risks associated with changing market conditions. Western Pacific considers a number of factors in evaluating the size of an investment, including the cost of a finished lot, the number and size of competitive projects in the surrounding area and the demographics of the market

    - controlling future building lots when possible by placing properties under contract with a nominal deposit and completing the entitlement process before acquiring the property


    The following table sets forth the number of lots controlled by Western Pacific as of September 30, 2000:



                                                      LOTS     LOTS UNDER
                                                     OWNED     CONTRACT(1)    TOTAL
                                                    --------   -----------   --------
Orange County/Inland Empire.......................     781          791        1,572
San Diego.........................................   1,043        2,528        3,571
Los Angeles/Ventura...............................     652        1,386        2,038
Bay Area..........................................     818          702        1,520
North Bay.........................................   1,196        1,713        2,909
                                                     -----        -----       ------
  Total...........................................   4,490        7,120       11,610
                                                     =====        =====       ======


------------------------

(1) Lots under contract include properties for which Western Pacific has entered into contractual relationships including non-binding letters of intent, binding purchase agreements with customary conditions precedent, as well as option agreements and other arrangements. Western Pacific cannot assure you that it will acquire all of these properties.

PRODUCT LINES


    Western Pacific initially focused on the development and construction of entry level housing. In conjunction with its geographic expansion, Western Pacific has also expanded its product lines to serve the first-time and second-time move-up buyer. Western Pacific's homes now range in size from approximately 900 square feet to over 4,100 square feet and have base sales prices ranging from $141,000 to $941,000. The shift in product offering, as well as improved market conditions, has led to an increase in the average price of the homes that Western Pacific has delivered from $144,000 for the year ended March 31, 1996 to $319,000 for the year ended March 31, 2000. The average price of the homes in Western Pacific's backlog was $357,000 as of September 30, 2000.


    Generally, Western Pacific determines the type of product, specification level, project amenities and pricing before completing the land acquisition process. Home designs are typically accomplished through the use of outside architectural firms and are specific to each of Western Pacific's communities. Homes in each residential project are specifically designed to meet local buyer preferences and to be competitive within the marketplace. In designing homes Western Pacific also takes into account new homes being offered by other homebuilders and homes available in the resale market.

    Western Pacific generally offers homes of three or four distinctive designs and floor plan layouts with a range of sizes within targeted price points in each of its communities. In addition, a variety of exterior and interior options are available to allow customers the opportunity to enhance their home purchase and tailor the home to their particular lifestyle needs.

CONSTRUCTION

    Western Pacific acts as the general contractor for the construction of its projects, and its division personnel control its project development operations. Western Pacific's employees supervise the construction of each project, coordinate the activities of subcontractors and suppliers, subject their work to quality and cost controls and assure compliance with zoning and building codes. Western Pacific specifies that quality, durable materials be used in the construction of each of its homes. Western Pacific's subcontractors follow design plans prepared by outside architects and engineers who are retained by Western Pacific and whose designs are geared to the local market. Subcontractors typically are retained on a project-by-project basis to complete construction at a fixed price. Western Pacific generally enters into agreements with subcontractors and materials suppliers after competitive bidding. Western Pacific does not have any long-term contractual commitments with any of its subcontractors or suppliers. In connection with the competitive bid process, Western Pacific obtains information from prospective subcontractors and vendors with respect to their financial condition and ability to perform their agreements with Western Pacific. Western Pacific does not maintain significant inventories of construction materials except for materials currently being utilized for homes under construction. Western Pacific has numerous suppliers of the raw materials and services used in its business, and these materials and services have been and continue to be available. Material prices may fluctuate due to various factors, including demand or supply shortages which may be beyond the control of Western Pacific or its vendors. Western Pacific believes that its relationships with its suppliers and subcontractors are good.

    Construction time for Western Pacific's homes depends on the availability of labor, materials and supplies, product type, location and governmental approvals and inspections. Homes are designed to promote efficient use of space and materials, and to minimize construction costs and time. Construction of a home historically has been completed within four to eight months following commencement of construction.

MARKETING AND SALES

    Western Pacific views the creation and maintenance of a strong brand image as a key marketing strategy. Initial branding efforts focused on defining Western Pacific relative to better known and larger companies. As Western Pacific has grown, its marketing efforts have focused on anticipating and responding to consumer concerns and enhancing customer satisfaction. Western Pacific believes that its brand name is strengthened and reinforced through a strategic corporate advertising campaign that integrates print, point-of-purchase, web site design and collateral materials. Western Pacific established its web site, "www.westernpacifichousing.com," in 1997.

    To enhance the selling process, Western Pacific operates design centers in all of its divisions. The design centers are staffed with interior design specialists who assist customers in selecting interior and exterior colors as well as standard options and upgrades. The decorating centers provide full-sized samples, vignettes and computer-aided graphics. Management believes that design centers reduce customer anxiety in the decorating and selection process, significantly contribute to customer satisfaction and provide opportunities to enhance revenues and gross margins.

    Generally, three to four model homes are built and decorated at each project to display design features. Model homes play a key role in helping buyers understand the efficiencies and value provided by each plan type. Western Pacific personnel, along with subcontracted marketing and design consultants, seek to design exteriors and interiors of each home to coincide with the lifestyles of the targeted buyers. Various plan types and elevations are utilized to provide a more varied scene of "customization" for the buyers.

    Western Pacific sells its homes primarily through its commissioned sales representatives, who work from sales offices located at the model homes in each community, as well as through independent real estate brokers. Western Pacific is focused on the development of its salespeople, whom buyers are likely to interact with during the purchase and construction of their new home, and typically seek to use the same salespeople on successive communities. Western Pacific believes that providing ongoing employment and development of its salespeople results in a more motivated sales force that is knowledgeable with respect to Western Pacific's operating policies and products. Sales representatives assist potential buyers by providing them with the basic floor plans, price information, development and construction timetables, information with respect to financing alternatives, tours of model homes and the selection of options. Sales representatives receive training from Western Pacific and attend weekly meetings to be updated on the availability of financing, construction schedules and marketing and advertising plans.

    Western Pacific's homes are typically sold under sales contracts, which are usually accompanied by a cash deposit. Sales contracts are usually subject to certain contingencies, such as the buyer's ability to qualify for financing or sell an existing home. Before entering into sales contracts, Western Pacific generally requests its mortgage lenders to pre-qualify its customers. If the sale of an existing home is a condition to a customer's purchase of a new home, Western Pacific generally requires that a listing agreement exist with respect to the customer's existing home and retains the right to sell the home, subject to a 72 hour notice to its customer to enable the customer to remove the contingency, if possible. Purchasers are permitted to cancel sales contracts if they are not satisfied with required disclosures, fail to qualify for financing or are unable to sell their existing home and under other circumstances, such as Western Pacific's failure to obtain requisite approvals from the California Department of Real Estate. Western Pacific believes its cancellation rates are comparable to those experienced by other homebuilders. Western Pacific has implemented an escrow tracking system that enables Western Pacific to track the progress of a unit from its sale to ultimate closing. This system provides Western Pacific with on early warning of buyer contingencies, such as obtaining mortgage commitments, that could delay or impede a buyer's closing.

CUSTOMER FINANCING

    Western Pacific seeks to assist its home buyers in obtaining financing and better control of the delivery process through its own on-site mortgage lender operating in northern California, as well as relationships with independent mortgage lenders. Western Pacific acts as a conduit to third-party lenders through these mortgage lenders and takes no funding or interest rate risk.

    Substantially all home buyers utilize long-term mortgage financing to purchase a home and mortgage lenders will usually make loans only to qualified borrowers. Based on the sales price of Western Pacific's homes, a portion of its home buyers qualify for financing through the FHA and VA, which reduces closing costs and typically requires smaller down payments and more lenient qualifying standards than financing through conventional mortgage programs. Both of these programs make it easier for our buyers to acquire a home and facilitate sales of Western Pacific's entry-level homes.

CUSTOMER SERVICE AND QUALITY ASSURANCE

    Western Pacific makes the quality of its homes a top priority throughout its divisional structure and the operation of its communities. Western Pacific believes it offers a process which provides a positive atmosphere for each customer throughout the pre-sale, sale, building, closing and post-closing periods. Western Pacific believes the participation of the sales representatives, on-site construction supervisor and the post-closing customer service personnel, working as a team, helps Western Pacific build a reputation for quality service and higher customer retention and referrals.


    Home buyers are provided with a limited warranty program which, in general, provides for a one-year warranty on building materials, appliances and workmanship and a ten-year statutory warranty with respect to structural defects. Western Pacific believes such warranties are competitive necessities, and strives to conduct business with only those suppliers and subcontractors who provide similar warranties to Western Pacific. Western Pacific has no history of direct warranty payments. Rather, Western Pacific includes costs related to its warranty program in the cost of sales. The costs arise in three ways. Western Pacific requires liability insurance from all of its subcontractors, who repair defects until their obligations end. Western Pacific maintains a customer assurance group within each division to oversee maintenance and repair obligations. Western Pacific refers claims not covered by the subcontractor's insurance and beyond the scope of its customer assurance group to its general liability insurer. Thus Western Pacific does not make direct payments under warranties to homeowners; instead, Western Pacific hires only subcontractors who carry liability insurance, maintains a customer service staff and carries general liability insurance.


INFORMATION SYSTEMS

    Western Pacific has implemented an integrated accounting system adapted from a software package recognized by the homebuilding industry and used by other regional and national homebuilders. Western Pacific uses other specialized software packages for specific applications that include project feasibility analysis, tracking construction scheduling and sales activities. Western Pacific's management information systems have the capacity to support substantially larger volumes of activity than Western Pacific presently experiences.

COMPETITION

    The homebuilding industry is highly competitive and fragmented, with minimal barriers to entry. Homebuilders compete not only for home buyers, but also for desirable properties, financing, raw materials and skilled labor. Western Pacific competes with other local, regional and national homebuilders, who may have longer operating histories, and greater financial resources than Western Pacific does. Western Pacific competes for customers in terms of location, design quality and price. In addition, Western Pacific competes with resale of existing residential housing by individuals and financial institutions, as well as rental properties.

    Western Pacific believes that its competitive advantages include the following:

    - LEADING CALIFORNIA HOMEBUILDER. Since Western Pacific's inception in 1993, Western Pacific has grown to be the sixth largest homebuilder in the California market in terms of number of units delivered.


    - GEOGRAPHICALLY DIVERSIFIED WITHIN CALIFORNIA. Western Pacific is actively selling homes in 38 communities in five different regions in California, reducing market and other risks associated with operating within any one large project or particular locality.


    - BROAD RANGE OF PRODUCT OFFERINGS. Western Pacific currently offers homes from entry level to first time and second time move-up buyers. Western Pacific believes that serving a broad range of market segments provides protection from the weakening of any one particular market segment.


    - DISCIPLINED LAND ACQUISITION POLICIES. Western Pacific secures control of land by purchasing the right to buy or option specific properties. This strategy enables Western Pacific to limit downside risk while capturing the upside associated with rising land prices. As of September 30, 2000, 61.0% of Western Pacific's lots under control were the subject of land option agreements. In addition, Western Pacific only purchases entitled land which expedites its time to market and leaves the entitlement risk with the seller. Western Pacific also limits its purchase of land to a three to four year supply, thereby limiting the capital it has invested at any one time.


    - EXPERIENCED MANAGEMENT TEAM. Western Pacific's senior management at both the corporate and divisional operating levels has extensive experience in homebuilding, land development and related real estate disciplines.

REGULATION

    Western Pacific and its competitors are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction, disclosure requirements, sales personnel and policies and similar matters, including local regulation that imposes restrictive zoning and density requirements limiting the number of homes that can be built within the boundaries of a particular area. Western Pacific and its competitors are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given homebuilding site vary according to the site's location, the site's environmental conditions and the present and former uses of the site, as well as adjoining properties.

PROPERTY


    Western Pacific leases approximately 4,700 square feet for its corporate headquarters in El Segundo, California, under leases expiring in 2001. Western Pacific's five divisions lease office space totaling approximately 53,000 square feet from third parties under leases that expire in 2000 to 2007. The division offices are all located in California, specifically Irvine, Carlsbad, Pleasanton, Culver City and Brentwood. Western Pacific considers its current office space adequate for its current level of operations. Western Pacific has not had difficulty in obtaining sufficient office space and believes it can renew its existing leases or relocate branch offices to new space as leases expire.


EMPLOYEES


    As of November 30, 2000, Western Pacific had 471 full-time employees. Western Pacific considers its relations with its employees to be good. Western Pacific's construction operations are conducted primarily through independent subcontractors, thereby limiting the number of Western Pacific employees. None of Western Pacific's employees is represented by a union.


LEGAL PROCEEDINGS

    Western Pacific is involved in routine litigation arising in the ordinary course of its business. In the opinion of management, none of the pending litigation will have a material adverse effect on Western Pacific's combined financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    You should read the discussion under the heading "Information About Schuler Holdings--Management" for biographical information concerning Eugene S. Rosenfeld, Craig A. Manchester and Thomas Connelly. Information concerning Western Pacific's executive compensation, stock options, compensation committee interlocks and insider participation and certain relationships and related transactions is set forth below.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During the year ended March 31, 2000, Western Pacific did not have a compensation committee or other committee performing equivalent functions. Eugene S. Rosenfeld and Craig A. Manchester made decisions concerning the compensation of executive officers.

EXECUTIVE COMPENSATION

    The following table sets forth a summary of the compensation paid by Western Pacific for the last three fiscal years to Messrs. Rosenfeld, Manchester and Connelly, who are each expected to become one of our directors or executive officers upon completion of the reorganization:

                           SUMMARY COMPENSATION TABLE


                                                                      ANNUAL COMPENSATION
                                                                      -------------------      BONUS EARNED
                                                                        BONUS PAID FOR       DURING SPECIFIED
                                                 FISCAL               SPECIFIED YEAR AND     YEAR BUT PAYABLE
NAME AND PRINCIPAL POSITION                       YEAR      SALARY       PRIOR YEAR(1)      IN FUTURE YEARS(1)
---------------------------                     --------   --------   -------------------   ------------------
Eugene S. Rosenfeld...........................    2000     $300,000        $     --              $     --
  Chairman and Chief Executive Officer            1999      150,000              --                    --
                                                  1998      150,000              --                    --

Craig A. Manchester...........................    2000      350,000         793,000               539,363
  President and Chief Operating Officer           1999      325,000         348,967               253,637
                                                  1998      156,000         218,663                95,330

Thomas Connelly...............................    2000      225,000         317,200               215,745
  Senior Vice President and Chief Financial
    Officer                                       1999      200,000         141,565               101,455
                                                  1998      142,000          40,110                40,110


------------------------

(1) Represents amounts paid in the years ended March 31, 2000, 1999 or 1998 under Western Pacific's then existing executive bonus plan or employment agreement with the executive, but related to the current fiscal year-end bonus earned prior to the year of payment.

STOCK OPTIONS

    Western Pacific historically has not issued stock options to its executive officers or employees.

EMPLOYMENT AGREEMENTS

    Mr. Manchester entered into an employment agreement with Western Pacific Housing Development, one of the three Western Pacific entities, effective as of April 1, 2000, as amended and restated in August 2000, to serve as Western Pacific's President and Chief Operating Officer. His minimum annual salary is $350,000 and may be increased, but not decreased, from time to time.
Mr. Manchester is entitled to an annual bonus of at least 2.5% of Western Pacific's annual earnings before taxes. Mr. Manchester is also entitled to participate in any long-term incentive plan established by Western Pacific. Mr. Manchester's initial term of employment until March 31, 2003 will be automatically extended for an additional year on March 31, 2002 and every following March 31, unless otherwise terminated. In addition, the term of the agreement shall be automatically extended for 24 months following the effective date of any change in control. If Mr. Manchester's employment is terminated, depending on the circumstances, including a change in control, he may be entitled to a portion of the annual bonus he would have earned in the year in which his employment terminated and the following year, an amount equal to two years of his base salary and immediate vesting of any long-term incentive rights including stock options. The reorganization does not constitute a change of control under Mr. Manchester's employment agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of Western Pacific's ownership interests immediately prior to the contribution of the ownership interests of Western Pacific to us in connection with the reorganization by:

    - each person who beneficially owns more than 5.0% of the partnership or membership interests of Western Pacific

    - each executive officer of Western Pacific

    - all executive officers of Western Pacific as a group

    Under the terms of the limited partnership agreements and the operating agreements that govern the limited partnerships and limited liability companies that form Western Pacific, ownership of the partners or members is determined based on the value of Western Pacific's business. Unless otherwise indicated, the address of each person listed is 300 Continental Boulevard, Suite 390, El Segundo, California 90245.


                                                              BENEFICIAL OWNERSHIP
                                                                   OF WESTERN
                                                                PACIFIC ENTITIES
                                                              --------------------
NAME                                                               PERCENTAGE
----                                                          --------------------
Apollo Real Estate Investment Fund, L.P.(1)(2)..............          53.2%
Highridge Pacific Housing Investors, L.P.(1)(3)(4)..........          33.7%
Blackacre WPH, LLC(1)(5)....................................          13.1%
Eugene S. Rosenfeld(3)......................................             *
Craig Manchester(4).........................................             *
Thomas Connelly.............................................             *
Evan Knapp(6)...............................................             *
Executive officers as a group...............................             *


------------------------

*   Less than one percent.


(1) The ownership interests in Western Pacific shown in the table above are based on the value of the shares of our Class B common stock that WPH-Schuler will receive in the reorganization. The ownership interests are calculated as of December 31, 2000, assuming that WPH-Schuler will own 18,739,820 shares of Class B common stock outstanding immediately after the reorganization is complete and that our price per share is $10.00, and do not reflect the shares to be issued to Bankers Trust Company in connection with the reorganization. WPH-Schuler was formed as a holding company to hold the shares of our Class B common stock to be issued in exchange for the ownership interests in Western Pacific. The principal members of WPH-Schuler are Apollo Real Estate Investment Fund, L.P., Blackacre WPH, LLC and Highridge Pacific Housing Investors, L.P., AP WP Partners, L.P. WPH-Schuler will dissolve no later than two years and two days after the reorganization is completed. The actual percentage of ownership interests held by the Western Pacific owners will vary depending on the stock price for our Class A common stock in effect at the time of the dissolution of WPH-Schuler or a distribution or sale of the stock, as well as other factors.


(2) The managing general partner of Apollo Real Estate Investment Fund, L.P., is Apollo Real Estate Advisers, L.P. The general partner of Apollo Real Estate Advisers, L.P., is Apollo Real Estate Management, Inc. The address for Apollo Real Estate Investment Fund is 1301 Avenue of the Americas, 38th Floor, New York, New York 10019.

(3) Mr. Rosenfeld holds the majority partnership interest in one of the partners of Highridge Pacific Housing Investors. Mr. Rosenfeld disclaims beneficial ownership of any partnership interest in which he does not have a pecuniary interest.

(4) Mr. Manchester and his spouse are limited partners in Highridge Pacific Housing Investors. Mr. Manchester and his spouse disclaim beneficial ownership in any partnership interest in which they do not have a pecuniary interest.

(5) The managing member of Blackacre WPH, LLC is Blackacre Capital Group, L.P. The general partner of Blackacre Capital Group L.P. is Blackacre Capital Management Corp. The address for Blackacre WPH is 450 Park Avenue, 28th Floor, New York, New York 10022.

(6) Mr. Knapp is Western Pacific's Senior Vice President--Homebuilding
    Operations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In the year ended March 31, 1998, Western Pacific leased office space from Highridge-Apollo Grand Plaza, L.P., an affiliate of Western Pacific, at a total cost of $167,000. Western Pacific believes the terms of the lease are no less favorable to it than those that could be obtained from independent third parties in arms-length negotiations. The building was sold to a third party not affiliated with Western Pacific in April 1998 and Western Pacific continues to lease the space from the new owner on similar terms.


    During the year ended March 31, 2000, Western Pacific loaned $175,000 to
Mr. Manchester. The loan is unsecured, bears an interest rate of 7.0% and is due January 2002. Western Pacific believes the loan terms are as favorable as those Western Pacific could have obtained through arms-length negotiations with independent third parties.



    Prior to the closing of the reorganization, Mr. Connelly, Mr. Knapp, Western Pacific's Senior Vice President--Homebuilding Operation, and other members of Western Pacific's management will become limited partners of Highridge Pacific Housing Investor, L.P. The senior managers will share in distributions of our Class B common stock when and if made to Highridge Pacific Housing Investors, but will not have demand registration rights individually under the Registration Rights Agreement and are not parties to the Stockholders Agreement.

                 DESCRIPTION OF SCHULER HOLDINGS CAPITAL STOCK

GENERAL

    Our authorized capital stock currently consists of 170,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share. One hundred and twenty million shares of our common stock are designated as Class A common stock and 50,000,000 shares are designated as Class B common stock.

COMMON STOCK

    Each holder of record of Class A common stock is entitled to one vote for each outstanding share owned on every matter properly submitted to the stockholders for their vote. Each holder of Class B common stock is entitled to one-half vote for each outstanding share owned on every matter properly submitted to the stockholders for their vote. However, the approval of some matters brought before our stockholders requires the approval of each class of our common stock, voting separately as a class. The shares of common stock do not have cumulative voting rights in the election of directors. You should read the discussion under the heading "Comparative Rights of Holders of Schuler Homes and Schuler Holdings Common Stock" for further information about voting rights of our classes of stock.

    Stockholders are entitled to any dividends declared by the board of directors out of any legally available funds and are entitled to receive on a pro rata basis all of our assets that are available for distribution to the stockholders in the event of our liquidation, dissolution, or winding up. Stockholders do not have any pre-emptive right to become subscribers or purchasers of additional shares of any class of our capital stock in any subsequent offering. Each class of Class B common stock may be converted into one share of Class A common stock at the holder's election after the completion of the reorganization.

CONVERSION OF CLASS B COMMON STOCK

    Holders of our Class B common stock may elect to convert their shares of Class B common stock into shares of Class A common stock at any time. Each share of Class B common stock will automatically convert into one fully paid and non-assessable share of our Class A common stock on the later of either two days after the second anniversary of the date that the reorganization is completed or on the day on which the number of shares of Class B common stock that are issued and outstanding falls below 10 million shares. However, the Class B common stock will not automatically convert on the occurrence of these events if our board of directors determines that the automatic conversion of the Class B common stock would require Schuler Homes to redeem or repurchase any of its outstanding debt issued under either its senior notes indenture or convertible subordinated debentures indenture. Each share of our Class B common stock will also automatically convert into one fully paid and non-assessable share of our Class A common stock upon the transfer of the Class B common stock to any person who is not a beneficial owner of any shares of Class B common stock immediately after the completion of the reorganization.

PREFERRED STOCK


    The 1,000,000 authorized shares of preferred stock may be issued in series, with the designations, powers, preferences, rights, and limitations on such terms and conditions as the board of directors may from time to time determine, including the rights, if any, of the holders of the preferred stock with respect to voting, dividends, redemption, liquidation, and conversion. There are no shares of preferred stock outstanding. Some of the rights of the holders of our common stock may be subject to the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock could prevent us from consummating, or delay consummation of, a merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of preferred stock. These provisions could prevent or delay the consummation of a transaction in which our stockholders could receive a substantial premium over the current market price for their shares.


REGISTRAR AND TRANSFER AGENT

    We expect that the registrar and transfer agent for our common stock will be Chase Mellon Shareholder Services, LLC.

                        COMPARATIVE RIGHTS OF HOLDERS OF
                SCHULER HOMES AND SCHULER HOLDINGS COMMON STOCK

GENERAL


    After the merger, the Schuler Homes stockholders will hold shares of our Class A common stock. We and Schuler Homes are Delaware corporations and are governed by the Delaware General Corporation Law. The following is a summary of material differences between the rights of holders of Schuler Homes common stock and the rights of holders of our common stock. These differences arise principally from the differences between the certificates of incorporation and bylaws of the two companies. The following summary of the material terms of our certificate of incorporation and bylaws, Schuler Homes' certificate of incorporation and bylaws and Delaware General Corporation Law is qualified in its entirety by reference to the full text of these documents and the Delaware General Corporation Law.


PUBLIC MARKET FOR THE SHARES

    Schuler Homes common stock is listed on the Nasdaq National Market under the trading symbol "SHLR."

    We intend to apply for listing of our Class A common stock on the Nasdaq National Market under the same trading symbol.

AUTHORIZED SHARES

    Schuler Homes' authorized capital stock currently consists of 30,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. Schuler Homes has only one class of common stock.

    Our authorized capital stock currently consists of 170,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share. One hundred and twenty million shares of our common stock are designated as Class A common stock and 50,000,000 shares are designated as Class B common stock.

NUMBER OF DIRECTORS

    The Schuler Homes bylaws provide that the Schuler Homes board of directors will consist of six directors. Any amendment or revision of the bylaws setting the number of directors must be approved by a vote of two-thirds of the entire board of directors, regardless of any vacancies on the board.

    Our bylaws provide that our board of directors shall consist of nine directors. The bylaws fixing the number of directors constituting our board may be amended or revised by a vote of two-thirds of the entire board of directors, regardless of any vacancies on the board.

CLASSIFICATION OF THE BOARDS OF DIRECTORS; ELECTION OF DIRECTORS

    The Schuler Homes board of directors is divided into three approximately equal classes. Directors are elected by a plurality of the votes cast by the stockholders entitled to vote at the election. Each director serves for a three year term coincident with the other directors in his or her same class until the third annual meeting of the stockholders following his or her election, or until his or her earlier death, resignation or removal.

    Our board of directors is not divided into classes. Directors are elected by a plurality of the votes cast by the stockholders entitled to vote at the election. Our certificate of incorporation provides that so long as at least
14 million shares of Class B common stock are issued and outstanding, the holders of Class A common stock, voting as a separate class, will have the right to elect five directors, and the holders of Class B common stock, voting as a separate class, will have the right to elect four directors.

If there are less than 14 million shares of Class B common stock issued and outstanding, the holders of Class A common stock, voting as a separate class, will have the right to elect six directors, and the holders of Class B common stock, voting as a separate class, will have the right to elect three directors. If there is only one class of common stock for which there are shares issued and outstanding, the holders of that class of common stock will have the right to elect the entire board of directors. When elected by our stockholders, each of our directors serves until the next annual meeting of the stockholders, or until his or her earlier death, resignation or removal. You should read the discussion under the section titled "The Agreement and Plan of Reorganization--Stockholders Agreement" for more information about the ability of some of our stockholders to designate directors for election.

VOTING RIGHTS

    Each Schuler Homes stockholder is entitled to one vote for each share of stock entitled to vote held of record by that stockholder. In most matters other than the election of directors, the holders of a majority of the stock present or represented at a meeting at which a quorum is present and entitled to vote on the subject matter, may approve any subject matter properly before stockholders. Approval by at least two-thirds of the shares of Schuler Homes stock entitled to vote generally to elect directors, voting as a single class, is necessary to approve specific types of business transactions with a person, corporation or other entity who is or was the beneficial owner of 10.0% or more of the outstanding shares of Schuler Homes voting stock. However, if the transaction is approved by at least two-thirds of the entire board of directors, the approval requirements may be reduced to the level otherwise authorized by law or by the Schuler Homes certificate of incorporation. In addition, the affirmative vote of the holders of at least two-thirds of the shares of Schuler Homes stock entitled to vote generally to elect directors, voting together as a single class, is required to alter, amend or repeal any provision of the certificate of incorporation which currently provides that approval of a matter requires the affirmative vote of at least two-thirds of the shares of Schuler Homes stock entitled to vote generally to elect directors.

    Each of our stockholders is entitled to one vote for each share of Class A common stock held of record by that stockholder and to one-half vote for each share of stock of Class B common stock held of record by that stockholder. In most matters other than the election of directors, the holders of a majority of the stock present or represented at a meeting at which a quorum is present and entitled to vote on the subject matter, may approve any subject matter properly before stockholders. Our certificate of incorporation provides that approval by at least two-thirds of the shares of our Class A common stock and at least two-thirds of the shares of our Class B common stock, each voting separately as a single class, is necessary to approve specific types of business transactions with a person, corporation or other entity who is or was the beneficial owner of 10.0% or more of the outstanding shares of our voting stock. If there are no shares of Class B common stock issued and outstanding, the affirmative vote of the holders of a majority of the combined voting power of all of the shares of our stock entitled to vote in the election of directors, voting together as a single class, may approve the business transaction. However, if the transaction is approved by at least two-thirds of the entire board of directors, the foregoing approval requirements may be reduced to the level otherwise authorized by law or by our certificate of incorporation. In addition, our certificate of incorporation provides that the affirmative vote of the majority of the shares of our Class A common stock and the majority of the shares of our Class B common stock, each voting separately as a single class, is required to approve extraordinary transactions, such as a merger, a sale of substantially all of our assets, the liquidation of the company or certain reclassifications of securities. Our certificate of incorporation also provides that as long as there are any outstanding shares of Class B common stock, the affirmative vote of at least two-thirds of the shares of our Class A common stock and at least two-thirds of the shares of our Class B common stock, each voting separately as a single class, is required to alter, amend or repeal any provision of our certificate of incorporation which currently provides that approval of a matter requires the affirmative vote of at least two-thirds of the shares of our Class A common stock and at least two-thirds of the shares of our Class B common stock, each voting separately as a single class.

REMOVAL OF DIRECTORS

    The Schuler Homes certificate of incorporation allows the removal of any director or the entire board of directors upon the affirmative vote of at least two-thirds of all shares entitled to vote in the election of directors, voting as a single class.

    Our certificate of incorporation provides that as long as there are any shares of Class B common stock outstanding, any director elected by the vote of the Class B common stock may only be removed upon the affirmative vote of two-thirds of all of the shares of Class B common stock entitled to vote in the election of directors, voting as a separate class, and any director elected by the vote of the Class A common stock may only be removed upon the affirmative vote of two-thirds of all of the shares of Class A common stock entitled to vote in the election of directors, voting as a separate class. If no shares of Class B common stock are outstanding, then any director or the entire board of directors may be removed upon the affirmative vote of a majority of all of the shares entitled to vote in the election of directors, voting as a single class.

SPECIAL MEETINGS

    Special meetings of the Schuler Homes board of directors may be held whenever called by either the chairman of the board of directors, the president or by two or more of the directors, or by one director if only a single director is in office, at the time and place as may be specified in the notices or waivers of notices.

    Special meetings of the Schuler Homes stockholders may be called upon no less than 10 and no more than 60 days prior written notice:

    - by the chairman of the board of directors

    - by the chairman of the board of directors or the secretary at the written request of the majority of the total number of directors which the corporation would have if there were no vacancies

    Special meetings of our board of directors may be held whenever called by either the chairman of the board of directors or the two co-chairmen, the president, two or more of the directors, or by one director if only a single director is in office, at the time and place as may be specified in the notices or waivers of notices.

    Special meetings of our stockholders may be called upon no less than 10 and no more than 60 days prior written notice:

    - by joint action of the president and the chairman of the board of directors

    - by the chairman of the board or the secretary at the written request of a majority of the total number of directors then constituting the board

STOCKHOLDER ACTION BY WRITTEN CONSENT

    Both Schuler Homes' certificate of incorporation and our certificate of incorporation provide that any action required or permitted to be taken by stockholders must be effected at an annual or special meeting of stockholders and may not be effected by any consent in writing of the stockholders.

NEWLY CREATED DIRECTORSHIPS AND VACANCIES

    The Schuler Homes bylaws provide that any vacancies in the Schuler Homes board of directors may be filled for the unexpired portion of the term by a majority vote of the remaining directors, even if less than a quorum, at any regular meeting or special meeting of the board of directors called for that purpose.

    Our bylaws provide that vacancies on the board may be filled by a majority of the directors then in office, even if less than a quorum, and the directors so elected shall hold office for the unexpired term in respect of which the vacancy occurred or until the next annual election of directors. In addition, our certificate of incorporation provides that as long as there are any shares of Class B common stock outstanding, vacancies on the board that were filled by a director elected exclusively by the holders of Class B common stock may only be filled by a vote of the holders of the Class B common stock, voting as a separate class, or by the majority vote of the directors then in office that were elected by the holders of the Class B common stock, even if less than a quorum. Similarly, vacancies on the board that were filled by a director elected exclusively by the holders of Class A common stock may only be filled by a vote of the holders of Class A common stock, voting as a separate class, or by the majority vote of the directors then in office that were elected by the holders of the Class A common stock, even if less than a quorum.

AMENDMENTS TO BYLAWS

    The stockholders of Schuler Homes may amend or repeal the bylaws by the affirmative vote of the stockholders holding of record in the aggregate at least two-thirds of the outstanding shares of stock entitled to vote in the election of directors at any regular meeting of stockholder or at any special meeting of stockholders if notice of the proposed alteration or amendment is included in the notice of the special meeting. The Schuler Homes board of directors may make, alter or repeal the bylaws by an affirmative vote of a majority of the board of directors present at any regular or special meeting of the board of directors at which a quorum is present, except that the provisions of the bylaws fixing the number of directors must be approved by the affirmative vote of two-thirds of the entire board of directors.

    Our stockholders may alter or amend our bylaws by the affirmative vote of our stockholders holding of record in the aggregate at least two-thirds of the outstanding shares of stock entitled to vote in the election of directors at any regular meeting of our stockholders or at any special meeting of the stockholders if notice of the proposed alteration or amendment is included in the notice of the special meeting. In addition, our certificate of incorporation provides that so long as any shares of Class B common stock remain outstanding, our bylaws may only be altered, amended, or repealed by the affirmative vote of at least two-thirds of the outstanding shares of Class A common stock voting as a separate class and at least two-thirds of the outstanding Class B common stock voting as a separate class. If no shares of Class B common stock are issued and outstanding, our bylaws may be altered, amended or repealed by the affirmative vote of a majority of all of the shares issued and outstanding and entitled to vote generally in the election of directors, voting together as a single class. Our bylaws may be altered, amended or repealed by the affirmative vote of a majority of the board of directors present at any regular or special meeting of the board at which a quorum is present, except that the provisions of the bylaws fixing the number of directors may only be altered, amended or repealed by a vote of at least two-thirds of the entire board of directors.

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Delaware General Corporation Law permits a corporation to indemnify a director who has been successful on the merits or otherwise in defense of any action that he or she was a party to because he or she is or was a director of the corporation. This indemnification authorized by the Delaware General Corporation Law is not exclusive and is in addition to any other rights granted to directors.

    The Schuler Homes bylaws provide for indemnification of its directors and officers to the fullest extent permitted by the Delaware General Corporation Law. This indemnity covers all liability and loss, including attorney's fees, judgments, fines, Employee Retirement Income Security Act excise taxes or penalties and amounts paid or to be paid in settlement incurred by the indemnified person. The right to indemnification includes the right to be paid by Schuler Homes for expenses incurred by the director or officer in defending a civil or criminal action. However, the provision requires, as a condition to indemnification, that each indemnified officer and director agree to repay all amounts advanced to him or her by Schuler Homes if it is ultimately determined that he or she is not entitled to be indemnified by Schuler Homes.

    In addition, the Schuler Homes certificate of incorporation limits the liability of both the directors and officers of Schuler Homes to the fullest extent permitted by law. The certificate of incorporation provides that a director or officer of Schuler Homes shall not be personally liable to the company or its stockholders for monetary damages due to breach of fiduciary duty as a director or officer, except for liability:

    - for any breach of the director's duty of loyalty to the corporation or its stockholders

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

    - under Section 174 of the Delaware General Corporation Law

    - for any transaction from which the director derived any improper personal benefit

    Schuler Homes maintains directors and officers liability insurance to provide its directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts. Schuler Homes has entered into a separate indemnification agreement with each director and officer of Schuler Homes.

    Our certificate of incorporation and bylaws include provisions limiting the liability of our directors and officers and other corporate agents on similar terms as those included in the Schuler Homes certificate of incorporation and bylaws.

    Our bylaws provide that we will indemnify our present and former directors or officers, each person who has agreed to become a director or officer for us, and each person serving at our request as a director, officer or employee of another corporation, partnership, limited liability company or other enterprise, to the fullest extent permitted by the Delaware General Corporation Law. This indemnity covers all expenses actually and reasonably incurred by the indemnified person, including attorney's fees, judgments, fines, penalties and amounts paid or to be paid in settlement, in connection with any civil or criminal action, suit or proceeding in which that person is a party or is threatened to be made a party because he or she was acting in their capacity as our corporate representative, so long as the indemnified person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnity provisions apply whether the action was instituted by a third party or arose by or in our own right. However, in the case of an action in our own right, we will not indemnify any person who has been adjudged to be liable to us unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit was brought determines that the person is fairly and reasonably entitled to indemnification for the expenses which that court deems proper. The right to indemnification is a contract right and includes the right to have us pay the expenses an indemnified person may incur in defending a civil or criminal action so long as that indemnified person agrees that he or she will repay us all amounts advanced by us if it is ultimately determined that he or she is not entitled to indemnification.

    We have entered into indemnification agreements with each of our directors and officers.

                                 LEGAL MATTERS


    The validity of the common stock offered hereby will be passed upon by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.


                                    EXPERTS

    The consolidated financial statements of Schuler Homes, Inc. at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and the combined financial statements of Western Pacific Housing at March 31, 2000 and 1999, and for each of the three years in the period ended March 31, 2000, included in this proxy statement/prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


    With respect to the unaudited consolidated interim financial information of Schuler Homes, Inc. for the three- and nine-month periods ended September 30, 2000 and September 30, 1999 included in this proxy statement/prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in this proxy statement/prospectus, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement of which this proxy statement/prospectus is a part, that was prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

                         INDEX TO FINANCIAL STATEMENTS


SCHULER HOMES, INC.
  Independent Accountants' Review Report....................    F-2
  Consolidated Balance Sheets as of September 30, 2000
    (unaudited) and December 31, 1999.......................    F-3
  Consolidated Statements of Operations (unaudited) for the
    three and nine months ended September 30, 2000 and
    September 30, 1999......................................    F-4
  Consolidated Statements of Cash Flows (unaudited) for the
    nine months ended September 30, 2000 and September 30,
    1999....................................................    F-5
  Notes to Unaudited Interim Consolidated Financial
    Statements..............................................    F-6
  Report of Independent Auditors............................   F-10
  Consolidated Balance Sheets as of December 31, 1999 and
    1998....................................................   F-11
  Consolidated Statements of Operations for the years ended
    December 31, 1999, 1998 and 1997........................   F-12
  Consolidated Statements of Stockholders' Equity...........   F-13
  Consolidated Statements of Cash Flows for the years ended
    December 31, 1999, 1998 and 1997........................   F-14
  Notes to Consolidated Financial Statements................   F-15

WESTERN PACIFIC HOUSING
  Report of Independent Auditors............................   F-26
  Combined Balance Sheets as of March 31, 2000 and 1999, and
    as of September 30, 2000 (unaudited)....................   F-27
  Combined Statements of Income for the years ended
    March 31, 2000, 1999 and 1998 and for the three and six
    months ended September 30, 2000 and 1999................   F-28
  Combined Statements of Partners' Capital for the years
    ended March 31, 2000, 1999 and 1998 and for the six
    months ended September 30, 2000.........................   F-29
  Combined Statements of Cash Flows for the years ended
    March 31, 2000, 1999 and 1998 and for the three and six
    months ended September 30, 2000 and 1999................   F-30
  Notes to Combined Financial Statements....................   F-31

The Board of Directors and Stockholders
Schuler Homes, Inc.


    We have reviewed the accompanying interim consolidated balance sheet of Schuler Homes, Inc. as of September 30, 2000, and the related consolidated statements of operations for the three-month and nine-month periods ended September 30, 2000 and 1999, and the consolidated statements of cash flows for the nine-month periods ended September 30, 2000 and 1999. These financial statements are the responsibility of the Company's management.


    We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

    Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles. See Note 1.

    We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Schuler Homes, Inc. as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended (not presented herein) and in our report dated March 14, 2000, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 1999, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                                          /s/ ERNST & YOUNG LLP


Honolulu, Hawaii
November 13, 2000

                              SCHULER HOMES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                       SEPTEMBER 30,    DECEMBER 31,
                                                            2000            1999
                                                       --------------   -------------
                                                        (UNAUDITED)
ASSETS

Cash and cash equivalents (restricted--Note 1).......   $  3,206,000    $  6,673,000
Real estate inventories (Note 2).....................    458,998,000     436,305,000
Investments in unconsolidated joint ventures.........     11,250,000       8,346,000
Deferred income taxes................................     15,963,000       2,362,000
Intangibles, net (Note 3)............................     13,810,000      15,506,000
Other assets (Note 3)................................     24,731,000      21,274,000
                                                        ------------    ------------

Total assets.........................................   $527,958,000    $490,466,000
                                                        ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable.....................................   $ 38,025,000    $ 31,819,000
Accrued expenses.....................................     22,879,000      19,041,000
Notes payable to banks (Note 4)......................     86,575,000      78,183,000
Notes payable to others (Note 2).....................     10,603,000       2,409,000
9% senior notes due 2008.............................     98,791,000      98,671,000
6 1/2% convertible subordinated debentures due
  2003...............................................     57,500,000      57,500,000
                                                        ------------    ------------

Total liabilities....................................    314,373,000     287,623,000

Commitments and contingencies (Notes 4 and 5)

Minority interest in consolidated subsidiary.........      2,472,000       1,695,000

Stockholders' equity (Note 6):
  Common stock, $.01 par value; 30,000,000 shares
    authorized; 21,423,609 and 21,371,825 shares
    issued at September 30, 2000 and December 31,
    1999, respectively...............................        214,000         214,000
  Additional paid-in capital.........................     96,304,000      96,038,000
  Retained earnings..................................    123,312,000     113,482,000
  Treasury stock, at cost; 1,299,700 and 1,278,400
    shares at September 30, 2000 and December 31,
    1999, respectively...............................     (8,717,000)     (8,586,000)
                                                        ------------    ------------

Total stockholders' equity...........................    211,113,000     201,148,000
                                                        ------------    ------------

Total liabilities and stockholders' equity...........   $527,958,000    $490,466,000
                                                        ============    ============

                            See accompanying notes.

                              SCHULER HOMES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                       THREE MONTHS ENDED SEPTEMBER 30,      NINE MONTHS ENDED SEPTEMBER 30,
                                       --------------------------------      --------------------------------
                                           2000               1999               2000               1999
                                       -------------      -------------      -------------      -------------
                                                 (UNAUDITED)                           (UNAUDITED)
Revenues:
  Home and lot sales.............      $160,363,000       $128,335,000       $488,079,000       $355,851,000
  Land sales.....................                --                 --          6,204,000                 --
                                       ------------       ------------       ------------       ------------
    Total revenues...............       160,363,000        128,335,000        494,283,000        355,851,000

Costs and expenses:
  Home and lot sales.............       120,621,000        102,642,000        376,604,000        282,436,000
  Land sales.....................                --                 --          4,155,000                 --
  Selling and commissions........        10,205,000          8,101,000         29,265,000         22,623,000
  General and administrative.....         8,959,000          6,505,000         26,291,000         18,400,000
                                       ------------       ------------       ------------       ------------

    Total costs and expenses.....       139,785,000        117,248,000        436,315,000        323,459,000

Non-cash charge for impairment of
  long-lived assets (Note 2).....        36,398,000                 --         36,398,000                 --
                                       ------------       ------------       ------------       ------------

Operating income (loss)..........       (15,820,000)        11,087,000         21,570,000         32,392,000

  Income (loss) from
    unconsolidated joint
    ventures.....................           (14,000)           556,000          1,069,000            893,000
Minority interest in pretax
  income of consolidated
  subsidiary.....................          (261,000)           (99,000)          (777,000)          (272,000)
Other income (expense) (Notes 3
  and 4).........................        (1,701,000)          (625,000)        (6,151,000)        (3,492,000)
                                       ------------       ------------       ------------       ------------

  Income (loss) before provision
    (credit) for income taxes....       (17,796,000)        10,919,000         15,711,000         29,521,000
Provision (credit) for income
  taxes (Note 7).................        (7,034,000)         4,224,000          5,881,000         11,360,000
                                       ------------       ------------       ------------       ------------

Net income (loss)................      $(10,762,000)      $  6,695,000       $  9,830,000       $ 18,161,000
                                       ============       ============       ============       ============

Net income (loss) per share
  (Note 8):
Basic............................      $      (0.54)      $       0.34       $       0.49       $       0.91
                                       ============       ============       ============       ============
Diluted..........................      $      (0.54)      $       0.33       $       0.49       $       0.91
                                       ============       ============       ============       ============


                            See accompanying notes.

                              SCHULER HOMES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              NINE MONTHS ENDED SEPTEMBER 30,
                                                              --------------------------------
                                                                  2000               1999
                                                              -------------      -------------
                                                                        (UNAUDITED)
OPERATING ACTIVITIES:
Net income..................................................  $   9,830,000      $  18,161,000
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization expense.....................      5,529,000          3,366,000
  Income distribution received from unconsolidated joint
    ventures in excess of income recognized (income from
    unconsolidated joint ventures recognized in excess of
    income distribution received)...........................        986,000           (424,000)
  Change in principal balance of notes receivable...........        720,000            735,000
  Forgiveness of note receivable............................        480,000                 --
  Minority interests........................................        777,000            272,000
  Non-cash charge for impairment of long-lived assets.......     36,398,000                 --
Changes in assets and liabilities, net of effects of
  purchase of additional 40% interest in Stafford Homes:
  (Increase) decrease in real estate inventories............    (52,745,000)       (56,093,000)
  (Increase) decrease in other assets.......................     (4,192,000)        (2,327,000)
  Increase (decrease) in accounts payable...................      6,206,000          9,257,000
  Increase (decrease) in accrued expenses...................      3,953,000          4,078,000
  Change in deferred income taxes...........................    (13,601,000)         1,144,000
                                                              -------------      -------------
    Net cash provided by (used in) operating activities.....     (5,659,000)       (21,831,000)

INVESTING ACTIVITIES:
Purchase of additional 40% interest in Stafford Homes, net
  of cash acquired..........................................             --         (4,227,000)
Acquisition of certain assets of Keys Homes.................             --         (1,000,000)
Investment in unconsolidated joint ventures.................     (3,769,000)        (2,185,000)
Advances to unconsolidated joint ventures...................     (1,813,000)          (517,000)
Repayment of advances to unconsolidated joint ventures......      1,211,000            975,000
Capital distributions from unconsolidated joint ventures....        481,000          1,713,000
Purchase of furniture, fixtures, and equipment..............     (1,791,000)        (1,004,000)
                                                              -------------      -------------
    Net cash provided by (used in) investing activities.....     (5,681,000)        (6,245,000)

FINANCING ACTIVITIES:
Proceeds from bank borrowings...............................    213,214,000        240,373,000
Principal payments on bank borrowings.......................   (204,822,000)      (172,462,000)
Principal payments on notes payables to others..............     (1,395,000)          (729,000)
Refinancing of Stafford Homes' debt.........................             --        (29,378,000)
Advance to affiliate (Note 3)...............................             --         (5,810,000)
Repayment of advances to affiliates (Note 3)................        621,000            255,000
Net decrease in discount on issuance of senior notes........        120,000            119,000
Proceeds from issuance of common stock from exercise of
  stock options.............................................             --             64,000
Proceeds from issuance of common stock under Employee Stock
  Purchase Plan.............................................        266,000            348,000
Reacquisition of the Company's common stock.................       (131,000)        (2,969,000)
                                                              -------------      -------------
    Net cash provided by (used in) financing activities.....      7,873,000         29,811,000
                                                              -------------      -------------

Increase (decrease) in cash.................................     (3,467,000)         1,735,000
Cash and cash equivalents (restricted) at beginning of
  period....................................................      6,673,000          4,915,000
                                                              -------------      -------------
Cash and cash equivalents (restricted) at end of period.....  $   3,206,000      $   6,650,000
                                                              =============      =============

                            See accompanying notes.

                              SCHULER HOMES, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. GENERAL

    The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
    Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

    These financial statements should be read in conjunction with the Notes to Consolidated Financial Statements for the year ended December 31, 1999 contained in the Company's 1999 annual report on Form 10-K.

    The Company has experienced, and expects to continue to experience, significant variability in quarterly sales and net income. The results of any interim period are not necessarily indicative of the results that can be expected for the entire year.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Included in Cash and Cash Equivalents at September 30, 2000 is a restricted amount of $1,059,000, which primarily represents a collection allowance resulting from the sale of second mortgage notes and accounts restricted for certain development costs.

2. REAL ESTATE INVENTORIES

    Inventories which are substantially completed are carried at the lower of cost or fair value less cost to sell. Fair value is determined by applying a risk adjusted discount rate to estimates of future cash flows. In addition, land held for future development or inventories under current development are adjusted to fair value, only if an impairment to their value is indicated. In contemplation of the pending transaction to combine the business of the group of privately-held partnerships and limited liability companies known as Western Pacific Housing (WPH) with the Company's business, the Company plans to increase its product offerings in Hawaii by adding projects in various areas on the islands of Oahu, Maui, Kauai and Hawaii, while reducing its investment in longer term land parcels in areas where it has a concentration of land. The change in strategy resulted in the recognition of a non-cash charge for impairment of long-lived assets, pursuant to Financial Accounting Standards Board Statement No. 121, of approximately $36,398,000 ($22,198,000 after-tax) during the quarter ended September 30, 2000, which resulted in reported operating and net losses for the quarter. See Note 9.

    The estimates of future cash flows require significant judgment relating to the level of sales prices, rate of new home sales, amount of marketing costs and price discounts needed in order to stimulate sales, rate of increase in the cost of building materials and labor, introduction of building code modifications, and economic and real estate market conditions in general. Accordingly, there exists at any date, a reasonable possibility that changes in estimates will occur in subsequent periods.

                              SCHULER HOMES, INC.

2. REAL ESTATE INVENTORIES (CONTINUED)
    Real estate inventories at September 30, 2000 consist of the following:

Unimproved land held for future development......        $ 38,419,000
Development projects in progress.................         392,002,000
Completed inventory (including lots held for
sale)............................................          28,577,000
                                                         ------------
                                                         $458,998,000
                                                         ============

    Completed inventory includes residential units which are substantially ready for occupancy.

    During the nine months ended September 30, 2000, the purchase price for certain of the land parcels purchased by the Company included notes payable to land sellers in the aggregate amount of $9,590,000.

3. RELATED PARTY TRANSACTIONS

    During the prior quarter ended June 30, 2000, $1,443,000 of Other Income (Expense) represented (i) the amortization of the unamortized balance of intangibles associated with the Company's acquisition of certain assets of Keys Homes in October 1998 and (ii) the forgiveness by the Company of a portion of the note receivable from the former owner of Keys Homes and former Oregon Division President, who has relinquished his right to a percentage of profits of the Oregon division. During the quarter ended September 30, 2000, the remaining note receivable balance of approximately $351,000 was repaid to the Company.

    In connection with the acquisition of certain assets of a homebuilder in July 1999 that established the new divisions in Southern California and Arizona, the Company issued 400,000 shares of its common stock to the owners of the seller, who became officers of the new divisions. In addition, the Company provided a loan to the seller in the amount of $4,810,000, which balance at September 30, 2000 was $4,406,000 and is included in Other Assets. The loan is due on December 31, 2004 and bears interest at 7% per annum. Accrued interest receivable relating to the loan was approximately $258,000 at September 30, 2000.

    As a part of the Company's July 1999 asset acquisition, officers in the new divisions who formerly owned the acquired assets received membership interests in SRHI, LLC, which provide them with an interest in the profits of the new divisions, until the sooner of the occurrence of certain agreed upon events or December 31, 2004, which may be extended to December 31, 2006. SRHI, LLC is an affiliate of the Company. Upon consummation of the pending transaction with WPH, the Company will purchase the SRHI, LLC membership interests from the former owners of the acquired assets for $9,000,000, payable as follows: $2,500,000 upon the later of the consummation of the pending transaction or January 1, 2001, $2,000,000 on the one-year anniversary of the consummation of the pending transaction, and a note for $4,500,000 that matures four years after the consummation of the pending transaction and that bears interest at 7% per annum. See Note 9.

4. NOTES PAYABLE TO BANKS

    The Company has a Revolving Credit Facility with a consortium of banks in the amount of $170,000,000. The Company has a one-time option to reduce the amount of the facility by up to $30,000,000 on an irrevocable basis. The facility expires on July 1, 2002 and includes an option for the lenders to extend the term for an additional year as of July 1 of each year. The Company can select an interest rate based on either LIBOR (1, 2, 3 or 6-month term) or prime for each

                              SCHULER HOMES, INC.

4. NOTES PAYABLE TO BANKS (CONTINUED)
    borrowing. Based on the Company's leverage and interest coverage ratios, as defined, the interest rate may vary from LIBOR plus 1.5% to LIBOR plus 2%, or from prime plus 0% to prime plus 0.25%. The Company's ability to draw upon its line of credit is dependent upon meeting certain financial ratios and covenants. As of September 30, 2000, the Company met such financial ratios and covenants.

    The Company entered into two interest rate swaps. One swap requires the Company to pay a fixed rate of 5.75% on $30,000,000, while receiving in return an interest payment at a floating one-month LIBOR. However, if the one-month LIBOR resets at or above 7%, the swap reverses for that payment period and no interest payments are exchanged. The second swap, which became effective on August 9, 1999, requires the Company to pay interest at a floating one month LIBOR on $30,000,000, while receiving in return an interest payment at a fixed rate of 6.31%. The interest rate differential on these swaps to be received or paid is recognized during the period as an adjustment to interest incurred. In October 2000, both swaps were canceled at a cost of approximately $18,000.

    Notes Payable to Banks at September 30, 2000 consist of borrowings under its credit facilities. At September 30, 2000, the Company's bank borrowings were at interest rates of prime (9.5%) and LIBOR plus 1.5% (8.1%). At
    September 30, 2000, $83,425,000 of the Company's line of credit is unused, of which $7,555,000 is restricted for outstanding but unused letters of credit.

    The interest amounts in this paragraph relate to Notes Payable to Banks, Notes Payable to Others, Senior Notes and the Convertible Subordinated Debentures. The Company paid interest of approximately $3,632,000 during the quarter ended September 30, 2000. Interest incurred during the quarter ended September 30, 2000 was approximately $5,086,000. All of such interest was capitalized to real estate inventories except for $1,378,000, which was expensed (included in Other Income (Expense)) and not capitalized, as such interest did not meet the requirements for capitalization. Interest, previously capitalized to real estate inventories, expensed as a component of cost of sales during the quarter ended September 30, 2000 totaled $4,026,000.

5. COMMITMENTS AND CONTINGENCIES

    At September 30, 2000, the Company had under contract to purchase for approximately $1,600,000, land for residential development.

    The Company is also from time to time involved in routine litigation or threatened litigation arising in the ordinary course of its business. Such matters, if decided adversely to the Company, would not, in the opinion of management, have a material adverse effect on the financial condition of the Company.

6. STOCKHOLDERS' EQUITY

    On August 31, 2000, 22,963 shares of common stock were issued pursuant to the Company's Employee Stock Purchase Plan.

    In November 1998, the Company adopted a stock repurchase program to reacquire up to an aggregate of $10,000,000 of its outstanding common stock. As of September 30, 2000, the Company had repurchased 525,700 shares under the program at a total cost of $3,718,000. The program, which the Company intended to continue until December 31, 2000, has been suspended due to the pending transaction with WPH. See Note 9.

                              SCHULER HOMES, INC.

7. INCOME TAXES

    During the three months ended September 30, 2000, the Company made income tax payments, net of refunds, of $5,934,000.

8. NET INCOME PER SHARE

    Basic net income per share for the quarter and nine months ended
    September 30, 2000 were computed using the weighted average number of common shares outstanding during the periods of 20,108,434 and 20,102,329, respectively. Basic net income per share for the quarter and nine months ended September 30, 1999 were computed using the weighted average number of common shares outstanding during the periods of 19,968,925 and 19,967,688, respectively.

    Diluted net income per share for the three-month period ended September 30, 1999 was computed by adding to net income the interest expense of $842,000 (net of related income taxes), which is applicable to convertible subordinated debentures, and dividing by 22,602,915, which represents the weighted average number of shares assuming conversion of all convertible subordinated debentures. The computation of diluted net income per share for the quarter and nine months ended September 30, 2000 and the nine months ended September 30, 1999, resulted in amounts greater than the basic net income per share. Accordingly, the basic net income per share for these periods is also presented as the diluted net income per share.

9. TRANSACTION WITH WESTERN PACIFIC HOUSING

    On September 12, 2000, the Company and the owners of the group of privately-held partnerships and limited liability companies collectively known as Western Pacific Housing (WPH) signed an agreement providing for a reorganization in which the businesses and operations of the Company and WPH will be combined. Following a series of transactions provided for in this agreement, a new company to be named "Schuler Homes, Inc." will acquire all of the common stock of the Company and the ownership interests in WPH as well as their businesses and operations. Existing stockholders of the Company will exchange their shares of the Company's stock for Class A common stock of this new company on a 1-for-1 basis. The owners of WPH will exchange their interests in WPH for (and a lender of WPH will receive) shares of Class B common stock of this new company equal in an aggregate amount to the shares of Class A common stock issued to the Company's stockholders in the reorganization.

    The holders of the Class A common stock initially will be entitled to elect five of the nine directors of the new company. The holders of the Class B common stock will be entitled to elect the remaining directors. In addition, the holders of each of these classes of common stock will vote separately as a class to approve some extraordinary transactions and some amendments of the new company's certificate of incorporation. On most other matters, holders of Class A common stock will have one vote per share and holders of Class B common stock will have one-half vote per share. The Class B common stock will automatically convert into Class A common stock (on a 1-for-1 basis) if, among other things, it is transferred to anyone other than a beneficial owner of the Class B common stock as of the date the reorganization is completed.

    The reorganization is structured to be tax-free to the Company's existing stockholders and is expected to close in early 2001 following the receipt of required stockholder approval and satisfaction of customary closing conditions. For accounting purposes, the Company expects to treat the reorganization as a purchase of WPH. Under this method, the WPH assets acquired and liabilities assumed will be recorded at their fair market value when the reorganization is completed.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Schuler Homes, Inc.

    We have audited the accompanying consolidated balance sheets of Schuler Homes, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Schuler Homes, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Honolulu, Hawaii
March 14, 2000

                              SCHULER HOMES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                  1999              1998
                                                              ------------      ------------
ASSETS
Cash and cash equivalents (restricted--Note 1)..............  $  6,673,000      $  4,915,000
Real estate inventories (Note 2)............................   436,305,000       325,166,000
Investments in unconsolidated joint ventures (Note 3).......     8,346,000        23,998,000
Deferred income taxes (Note 4)..............................     2,362,000         3,418,000
Intangibles, net (Note 1)...................................    15,506,000        13,879,000
Other assets (Note 11)......................................    21,274,000        14,167,000
                                                              ------------      ------------
Total assets................................................  $490,466,000      $385,543,000
                                                              ------------      ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable............................................  $ 31,819,000      $ 15,954,000
Accrued expenses............................................    19,041,000        16,703,000
Notes payable to bank (Note 5)..............................    78,183,000        17,365,000
Notes payable to others (Note 2)............................     2,409,000         3,954,000
Senior notes (Note 6).......................................    98,671,000        98,512,000
Convertible subordinated debentures (Note 7)................    57,500,000        57,500,000
                                                              ------------      ------------
Total liabilities...........................................   287,623,000       209,988,000

Commitments and contingencies (Notes 5 and 8)

Minority interest in consolidated subsidiary (Note 3).......     1,695,000                --

Stockholders' equity (Notes 1, 7, 9 and 11):
Common stock, $.01 par value; 30,000,000 shares authorized;
  21,371,825 and 20,892,465 shares issued at December 31,
  1999 and 1998, respectively...............................       214,000           209,000
Additional paid-in capital..................................    96,038,000        93,201,000
Retained earnings...........................................   113,482,000        87,762,000
Treasury stock, at cost; 1,278,400 and 869,000 shares at
  December 31, 1999 and 1998, respectively..................    (8,586,000)       (5,617,000)
                                                              ------------      ------------
Total stockholders' equity..................................   201,148,000       175,555,000
                                                              ------------      ------------
Total liabilities and stockholders' equity..................  $490,466,000      $385,543,000
                                                              ============      ============

                            See accompanying notes.

                              SCHULER HOMES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         1999           1998           1997
                                                     ------------   ------------   ------------
Residential real estate sales (Note 11)............  $506,778,000   $282,902,000   $229,624,000
Costs and expenses:
  Residential real estate sales....................   403,684,000    225,370,000    184,843,000
  Selling and commissions..........................    31,747,000     19,124,000     17,268,000
  General and administrative (Note 11).............    25,481,000     16,008,000     13,596,000
                                                     ------------   ------------   ------------
Total costs and expenses...........................   460,912,000    260,502,000    215,707,000
                                                     ------------   ------------   ------------
Operating income...................................    45,866,000     22,400,000     13,917,000
Income (loss) from unconsolidated joint ventures
  (Note 3).........................................     1,322,000      2,435,000       (136,000)
Minority interest in pretax income of consolidated
  subsidiary.......................................      (444,000)            --             --
Other income (expense).............................    (4,851,000)    (4,243,000)    (4,261,000)
                                                     ------------   ------------   ------------
Income before provision for income taxes...........    41,893,000     20,592,000      9,520,000
Provision for income taxes (Note 4)................    16,173,000      7,876,000      3,634,000
                                                     ------------   ------------   ------------
Net income.........................................  $ 25,720,000   $ 12,716,000   $  5,886,000
                                                     ============   ============   ============
Net income per share (Note 12):
  Basic............................................  $       1.29   $       0.63   $       0.29
                                                     ============   ============   ============
  Diluted..........................................  $       1.28   $       0.63   $       0.29
                                                     ------------   ------------   ------------

                            See accompanying notes.

                              SCHULER HOMES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                COMMON STOCK        ADDITIONAL
                            ---------------------     PAID-IN       RETAINED      TREASURY
                              SHARES      AMOUNT      CAPITAL       EARNINGS        STOCK         TOTAL
                            ----------   --------   -----------   ------------   -----------   ------------
Balance at December 31,
  1996....................  20,100,177   $209,000   $93,096,000   $ 69,160,000   $(5,000,000)  $157,465,000
Issuance of common stock
  from exercise of stock
  options (Note 9)........         750         --         4,000             --            --          4,000
Net income................          --         --            --      5,886,000            --      5,886,000
                            ----------   --------   -----------   ------------   -----------   ------------
Balance at December 31,
  1997....................  20,100,927    209,000    93,100,000     75,046,000    (5,000,000)   163,355,000
Issuance of common stock
  from exercise of stock
  options (Note 9)........      17,538         --       101,000             --            --        101,000
Reacquisition of the
  Company's common stock..     (95,000)        --            --             --      (617,000)      (617,000)
Net income................          --         --            --     12,716,000            --     12,716,000
                            ----------   --------   -----------   ------------   -----------   ------------
Balance at December 31,
  1998....................  20,023,465    209,000    93,201,000     87,762,000    (5,617,000)   175,555,000
Issuance of common stock
  from exercise of stock
  options (Note 9)........      23,730         --       134,000             --            --        134,000
Issuance of common stock
  under Employee Stock
  Purchase Plan
  (Note 9)................      55,630      1,000       348,000             --            --        349,000
Reacquisition of the
  Company's common stock..    (409,400)        --            --             --    (2,969,000)    (2,969,000)
Issuance of common stock
  in connection with
  acquisition
  (Note 11)...............     400,000      4,000     2,355,000             --            --      2,359,000
Net income................          --         --            --     25,720,000            --     25,720,000
                            ----------   --------   -----------   ------------   -----------   ------------
Balance at December 31,
  1999....................  20,093,425   $214,000   $96,038,000   $113,482,000   $(8,586,000)  $201,148,000
                            ==========   ========   ===========   ============   ===========   ============

                             See accompanying notes

                              SCHULER HOMES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------------
                                                                  1999            1998            1997
                                                              -------------   -------------   -------------
OPERATING ACTIVITIES:
Net income..................................................  $  25,720,000   $  12,716,000   $   5,886,000
Adjustment to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization expense.....................      5,371,000       3,162,000       2,883,000
  Income distribution received from unconsolidated joint
    ventures in excess of income recognized (income from
    unconsolidated joint ventures recognized in excess of
    income distribution received)...........................        700,000      (2,360,000)        143,000
  Change in principal balance of notes receivable...........        817,000         207,000       2,303,000
  Increase in allowance for doubtful accounts...............             --          96,000              --
  Minority interest.........................................        444,000              --              --
Changes in assets and liabilities:
  (Increase) decrease in real estate inventories............    (61,756,000)    (34,375,000)    (12,775,000)
  (Increase) decrease in other assets.......................     (1,036,000)     (1,622,000)       (698,000)
  Increase (decrease) in accounts payable...................     10,989,000       3,149,000       7,438,000
  Increase (decrease) in accrued expenses...................      3,907,000       2,473,000       3,696,000
  Change in deferred income taxes...........................      1,056,000         584,000        3,354,00
                                                              -------------   -------------   -------------
  Net cash provided by (used in) operating activities.......    (13,788,000)    (15,970,000)     12,230,000
INVESTING ACTIVITIES:
Payment for purchase of Melody Homes and Mortgage, net of
  cash acquired.............................................             --              --     (29,508,000)
Purchase of additional 40% interest in Stafford Homes, net
  of cash acquired..........................................     (4,227,000)             --              --
Acquisition of certain assets of Keys Homes.................     (1,000,000)             --              --
Investments in unconsolidated joint ventures................     (1,823,000)     (1,000,000)     (2,980,000)
Advances to unconsolidated joint ventures...................     (1,574,000)     (8,431,000)     (1,724,000)
Repayments of advances to unconsolidated joint ventures.....      1,103,000         263,000         145,000
Capital distributions from unconsolidated joint ventures....      2,178,000       3,557,000              --
Purchase of furniture, fixtures and equipment...............     (1,265,000)       (432,000)       (664,000)
                                                              -------------   -------------   -------------
  Net cash provided by (used in) investing activities.......     (6,608,000)     (6,043,000)    (34,731,000)
FINANCING ACTIVITIES:
Proceeds from bank borrowings...............................    312,936,000     169,670,000     131,827,000
Principal payments on bank borrowings.......................   (252,118,000)   (243,382,000)   (107,107,000)
Principal payments on notes payable to others...............     (1,553,000)             --
Proceeds from issuance of senior notes, net of discount and
  offering costs............................................             --      97,210,000              --
Refinancing of Stafford Homes' debt.........................    (29,378,000)             --              --
Advances to affiliates (Note 11)............................     (5,810,000)             --              --
Repayment of advances to affiliates.........................        404,000              --              --
Net decrease in discount on issuance of senior notes........        160,000         104,000              --
Proceeds from issuance of common stock from exercise of
  stock options.............................................        134,000         101,000           4,000
Proceeds from issuance of common stock under Employee Stock
  Purchase Plan.............................................        348,000              --              --
Reacquisition of the Company's common stock.................     (2,969,000)       (617,000)             --
                                                              -------------   -------------   -------------
  Net cash provided by (used in) financing activities.......     22,154,000      23,086,000      24,724,000
                                                              -------------   -------------   -------------
Increase (decrease) in cash.................................      1,758,000       1,073,000       2,223,000
Cash and cash equivalents (restricted) at beginning of
  period....................................................      4,915,000       3,842,000       1,619,000
                                                              -------------   -------------   -------------
Cash and cash equivalents (restricted) at the end of
  period....................................................  $   6,673,000   $   4,915,000   $   3,842,000
                                                              =============   =============   =============

                            See accompanying notes.

                              SCHULER HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

    Schuler Homes, Inc. (the Company) was incorporated in Hawaii in March 1988 and, during January 1992, was reincorporated in Delaware. The Company is engaged in the development and sale of residential real estate in the following geographic markets: Arizona, Colorado, Hawaii, northern California, Oregon, southern California and Washington.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments and other short-term investments (less than 3 months) to be cash equivalents. Included in Cash and Cash Equivalents at December 31, 1999 and 1998 are restricted amounts of $1,169,000 and $506,000, respectively, which primarily represent a collection allowance resulting from the sale of second mortgage notes and accounts restricted for certain development costs.

REAL ESTATE INVENTORIES

    Real estate inventories consist of raw land, lots under development, houses under construction and completed homes. Pursuant to FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, inventories which are substantially completed are carried at the lower of cost or fair value less cost to sell. Fair value is determined by applying a risk adjusted discount rate to estimates of future cash flows, resulting in a lower value than under the net realizable value method previously required. In addition, land held for future development or inventories under current development are adjusted to fair value, only if an impairment to their value is indicated.

    The estimates of future cash flows require significant judgment relating to level of sales prices, rate of new home sales, amount of marketing costs and price discounts needed in order to stimulate sales, rate of increase in the cost of building materials and labor, introduction of building code modifications, and economic and real estate market conditions in general. Accordingly, there exists at any date, a reasonable possibility that changes in estimates will occur in subsequent periods.

    All direct and indirect land costs, all development and construction costs, and applicable carrying charges (primarily interest) are capitalized to real estate projects during the development period. The capitalized costs are assigned to individual components of projects based on specific identification, if practicable, or allotted based on relative sales value (in accordance with FASB Statement No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects"). Selling expenses and

                              SCHULER HOMES, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) other marketing costs are expensed in the period incurred and are included in cost of residential real estate sold in the accompanying consolidated statements of operations.

UNCONSOLIDATED JOINT VENTURES

    Investments in unconsolidated joint ventures consist of the Company's interest in real estate ventures in Arizona, Colorado, Hawaii and southern California, and are accounted for using the equity method.

INTANGIBLES

    Intangibles consist of goodwill and covenants not-to-compete, which resulted from the Company's past acquisitions. The intangibles are being amortized on a straight-line basis over periods ranging from 15 to 20 years. Accumulated amortization at December 31, 1999 and 1998 is approximately $2,343,000 and $1,461,000, respectively.

SALES AND PROFIT RECOGNITION


    A sale is recorded and profit recognized when closings have occurred and a buyer has met down payment and continuing investment criteria required by generally accepted accounting principles.


INTEREST RATE SWAP

    The Company entered into interest-rate swap agreements to modify the interest characteristics of its outstanding debt. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates and vice versa over the life of the agreements without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest incurred related to the debt (the accrual accounting method). The fair value of the swap agreements are not recognized in the financial statements. In the event of the termination of an interest-rate swap agreement, gains and losses would be deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to interest incurred related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from a swap would be recognized in income coincident with the extinguishment.

    In June 1999, the Financial Accounting Standards Board issued Statement
No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, which is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

RECLASSIFICATIONS

    Certain amounts in the Consolidated Financial Statements relating to 1998 and 1997 have been reclassified to conform to the 1999 presentation.

                              SCHULER HOMES, INC.

2. REAL ESTATE INVENTORIES

    Real estate inventories consist of the following:

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1999           1998
                                                              ------------   ------------
Unimproved land held for future development.................  $ 41,596,000   $ 34,472,000
Development projects in progress............................   349,270,000    251,821,000
Completed inventory (including lots held for sale)..........    45,439,000     38,873,000
                                                              ------------   ------------
                                                              $436,305,000   $325,166,000
                                                              ============   ============

    Completed inventory includes residential units which are substantially ready for occupancy.

    The Company has notes payable to land sellers with a principal balance of $2,409,000 and $3,954,000 at December 31, 1999 and 1998, respectively, which relate to land purchased for future residential development. The notes are secured by mortgages on the purchased land.

3. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

    Condensed combined financial information as of December 31, 1999, 1998 and 1997 and for the years then ended are as follows:

                                                           1999          1998          1997
                                                        -----------   -----------   -----------
Assets (primarily real estate inventories)............  $53,244,000   $71,910,000   $53,298,000
Liabilities...........................................   38,071,000    46,953,000   $30,452,000
                                                        -----------   -----------   -----------
Equity................................................  $15,173,000   $24,957,000   $22,846,000
                                                        ===========   ===========   ===========
Revenues..............................................  $23,959,000   $63,933,000   $22,011,000
Expenses..............................................   20,970,000    59,090,000    22,071,000
                                                        -----------   -----------   -----------
Net income (loss).....................................  $ 2,989,000   $ 4,843,000   $   (60,000)
                                                        ===========   ===========   ===========

    On July 31, 1997, the Company (through a wholly-owned subsidiary, SHLR of Washington, Inc., incorporated in the state of Washington) acquired a 49% interest in SSHI LLC (dba Stafford Homes), with an option to purchase the remaining 51% interest, subject to certain contingencies. The Company accounted for this investment as an unconsolidated joint venture under the equity method of accounting in 1997 and 1998. In January 1999, the Company increased its interest in Stafford Homes to 89% and refinanced Stafford Homes' debt with the Company's line of credit facility. As a result, Stafford Homes is accounted for as a consolidated subsidiary in 1999, rather than an unconsolidated joint venture.

    The Company's loss from unconsolidated joint ventures in 1997 is primarily the result of the Company's share of the loss recognized by Iao Partners (50%-owned by the Company) of $397,000, offset in part by the Company's share of the income of Stafford Homes of $329,000. As of December 31, 1999 and 1998, the Company's cumulative share of the undistributed profits of its joint ventures is $5,759,000 and $9,117,000, respectively.

                              SCHULER HOMES, INC.

3. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES (CONTINUED)
    Included in the investments in unconsolidated joint ventures of the Company, and in the liabilities of the joint ventures are advances from the Company to its unconsolidated joint ventures of $876,000, $9,611,000, and $1,521,000, at December 31, 1999, 1998 and 1997, respectively.

4. INCOME TAXES

    The following summarizes the provision for income taxes:

                                                                 YEAR ENDED DECEMBER 31,
                                                          -------------------------------------
                                                             1999          1998         1997
                                                          -----------   ----------   ----------
Currently payable:
  Federal...............................................  $12,978,000   $6,857,000   $  343,000
  State.................................................    2,139,000      974,000      (61,000)
                                                          -----------   ----------   ----------
                                                           15,117,000    7,831,000      282,000

Deferred:
  Federal...............................................      893,000       28,000    2,843,000
  State.................................................      163,000       17,000      509,000
                                                          -----------   ----------   ----------
                                                            1,056,000       45,000    3,352,000
                                                          -----------   ----------   ----------
Provision for income taxes..............................  $16,173,000   $7,876,000   $3,634,000
                                                          ===========   ==========   ==========

    The provision for income taxes on adjusted historical income differs from the amounts computed by applying the applicable Federal statutory rates due to the following:

                                                                 YEAR ENDED DECEMBER 31,
                                                          -------------------------------------
                                                             1999          1998         1997
                                                          -----------   ----------   ----------
Provision for federal income taxes at the statutory
  rate..................................................  $14,663,000   $7,207,000   $3,343,000
Provision for state income taxes, net of federal income
  tax benefits..........................................    1,510,000      669,000      290,000
Other...................................................           --           --        1,000
                                                          -----------   ----------   ----------
Provision for income taxes..............................  $16,173,000   $7,876,000   $3,634,000
                                                          ===========   ==========   ==========

    Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting purposes. The primary components of the Company's deferred income taxes relate to capitalized interest and inventory impairment losses (Note 3). At
December 31, 1999, the total deferred tax liabilities (primarily resulting from capitalized interest) and total deferred tax assets (primarily resulting from inventory impairment losses) are $2,632,000 and $4,994,000, respectively.

    Income tax payments of $13,565,000, $7,118,000 and $455,000, were made during 1999, 1998 and 1997, respectively.

                              SCHULER HOMES, INC.

5. NOTES PAYABLE TO BANK

    On October 1, 1999, the Company increased its Revolving Credit Facility with a consortium of banks from $120,000,000 to $170,000,000. The Company has a one-time option to reduce the amount of the facility by up to $30,000,000 on an irrevocable basis, provided the facility has remained at $170,000,000 for at least six months. The facility expires on July 1, 2002 and includes an option for the lenders to extend the term for an additional year as of July 1 of each year. The Company can select an interest rate based on either LIBOR (1, 2, 3 or 6-month term) or prime for each borrowing. Based on the Company's leverage and interest coverage ratios, as defined, the interest rate may vary from LIBOR plus 1.5% to 2% or prime plus 0% to 0.25%. The Company's ability to draw upon its line of credit is dependent upon meeting certain financial ratios and covenants. As of December 31, 1999, the Company met such financial ratios and covenants.

    The Company entered into two interest rate swaps. One swap requires the Company to pay a fixed rate of 5.75% on $30,000,000, while receiving in return an interest payment at a floating one-month LIBOR. However, if the one-month LIBOR resets at or above 7%, the swap reverses for that payment period and no interest payments are exchanged. This interest rate swap terminates on August 1, 2003. The second swap, which became effective on August 9, 1999 and terminates on August 9, 2002, requires the Company to pay interest at a floating one month LIBOR (5.21% on initial effective date) on $30,000,000, while receiving in return an interest payment at a fixed rate of 6.31%. The interest rate differential on these swaps to be received or paid is recognized during the period as an adjustment to interest incurred.

    The Company's notes payable at December 31, 1999 consist of borrowings under its credit facilities. At December 31, 1999, the Company's bank borrowings were at interest rates of prime (8.5%) and LIBOR plus 1.5% (8.0%). At December 31, 1999, $91,817,000 of the Company's line of credit is unused, of which $5,966,000 is restricted for outstanding but unused letters of credit.

    In April 1999, the Company entered into a separate 90-day $10,000,000 line of credit with one of the banks included in the $120,000,000 Revolving Credit Facility. In July 1999, the Company extended this line of credit for an additional 90 days. This separate line of credit was canceled on October 1, 1999.

    The interest amounts in this paragraph relate to notes payable to bank and others, senior notes and the convertible subordinated debentures. The Company paid interest of approximately $18,407,000, $11,818,000, and $11,644,000 during the years ended December 31, 1999, 1998 and 1997, respectively. Interest incurred during 1999, 1998 and 1997 was approximately $18,652,000, $13,789,000 and $11,845,000, respectively. All of such interest was capitalized to real estate inventories except for $3,077,000, $3,096,000 and $2,985,000 in 1999,
1998 and 1997, respectively, which was expensed and not capitalized, as such interest related to assets which did not meet the requirements for capitalization. Interest, previously capitalized to real estate inventories, expensed as a component of cost of residential real estate sales during 1999, 1998 and 1997 totaled $16,327,000, $9,554,000 and $6,666,000, respectively.

                              SCHULER HOMES, INC.

5. NOTES PAYABLE TO BANK (CONTINUED)
    The following information relates to notes payable to bank at December 31, 1999 and 1998 and interest thereon during the years then ended:

                                                                                    WEIGHTED AVERAGE
                       WEIGHTED AVERAGE     MAXIMUM AMOUNT       AVERAGE DAILY       INTEREST RATE
                       INTEREST RATE AT   OUTSTANDING DURING   AMOUNT OUTSTANDING        DURING
                       END OF THE YEAR         THE YEAR         DURING THE YEAR        THE YEAR*
                       ----------------   ------------------   ------------------   ----------------
1999.................        8.1%            $111,513,000         $80,968,000             7.0%
1998.................        7.2%            $112,157,000         $49,199,000             7.8%

------------------------

* Computed by dividing related interest charged by the average daily amount outstanding during the year.

6. SENIOR NOTES

    On May 6, 1998, the Company consummated its offering of $100,000,000 aggregate principal amount of 9% Senior Notes, which are due April 15, 2008. The Company received net proceeds from the offering of approximately $97,200,000 (net of discounts and offering costs of approximately $2,800,000). The Company used such proceeds to repay a portion of the Company's borrowings under its line of credit. The offering costs are amortized over the term of the notes using the interest method. The Company offered to exchange its Senior Notes for new notes evidencing the same debt as the Senior Notes, which were registered pursuant to a Form S-4 Registration Statement filed with the U.S. Securities and Exchange Commission on July 6, 1998. Pursuant to such exchange offer, all of the Senior Notes were exchanged for new notes.

7. CONVERTIBLE SUBORDINATED DEBENTURES

    On January 28, 1993, the Company issued $50,000,000 principal amount of
6 1/2% Convertible Subordinated Debentures, which are due January 15, 2003. On February 25, 1993, the related over-allotment option for an additional $7,500,000 was exercised in full. The Debentures are convertible at any time prior to maturity into shares of the Company's common stock at a conversion price of $21.83 per share, subject to adjustment under certain conditions. The Company received net proceeds from the offering of approximately $55,200,000 (net of offering costs of approximately $2,300,000). The Company used a portion of such proceeds to purchase $51,500,000 of additional land inventory for residential development, using the balance of $3,700,000 to repay a portion of the Company's borrowings under its line of credit. The offering costs are being amortized over the term of the debentures using the interest method.

8. COMMITMENTS AND CONTINGENCIES

    At December 31, 1999, the Company had under contracts to purchase for approximately $7,317,000, land parcels for future residential development.

    Certain of the Company's land purchase agreements require the Company to make additional payments to the seller if the average sales price or number of homes built on such land exceeds an amount stated in such purchase agreements. Amounts paid pursuant to these agreements have not been significant.

                              SCHULER HOMES, INC.

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    One of the agreements for land purchased during early 1993 includes a provision for the Company to pay the previous owner of the land additional amounts if the number of units developed exceeds 580. The Company may develop up to 832 units for sale. The Company is obligated to pay an additional $20,000 for each residential unit in excess of 580 residences. Accordingly, the Company may be obligated to pay the previous owner of the land an additional $5,040,000. The additional payments are earned by the previous owners upon the issuance of a certificate of occupancy for each excess unit. Such payments are payable at the closing of the sale of each excess unit. The payments are secured by a subordinated mortgage on a portion of the purchased land. As of December 31, 1999, the Company has paid $1,700,000 and accrued $160,000, for a total of $1,860,000 related to the construction of 93 units in excess of 580.

    In April 1996, the Company was served with a purported class action complaint by owners of units and the Association of Owners of Fairway Village at Waikele alleging, among other things, material construction defects and deficiencies, misrepresentations regarding the cost of insurance and breach of a covenant of good faith and fair dealing. Following the Court's denial of a class certification request, a second action involving other homeowners at Fairway Village advancing the same claims was initiated. While the Company believed the claims to be largely without merit, during April 1999 a settlement agreement was entered into by the Company, third party defendants, insurance carriers and all of the plaintiffs in both lawsuits, except for the owners of three units. The owners of two of the three units subsequently settled in late 1999, bringing an end to the initial suit. The settlement amount incurred by the Company is not material to its financial condition. Although the cost of remediation for certain units called for under the settlement agreement is not determinable until the work is completed, the Company believes that the cost of such work will not be material to its financial condition. A trial date in April 2000 has been set in the second action, which includes one remaining plaintiff. If decided adversely to the Company, it would not, in the opinion of management, have a material adverse effect on the financial condition of the Company.

    The Company is also from time to time involved in routine litigation or threatened litigation arising in the ordinary course of its business. Such matters, if decided adversely to the Company, would not, in the opinion of management, have a material adverse effect on the financial condition of the Company.

9. EMPLOYEE BENEFIT AND STOCK OPTION PLANS

    The Company sponsors a 401(k) defined contribution retirement savings plan that covers substantially all employees of the Company after completion of one year of service. Company contributions to this plan, which include amounts based on a percentage of employee contributions as well as discretionary contributions, were $220,000, $130,000 and $89,000 for the years ended
December 31, 1999, 1998 and 1997, respectively.

    In January 1992, the Company adopted a stock option plan (the "Plan"). Under the Plan, options to purchase an aggregate of not more than 1,000,000 (increased to 1,500,000 pursuant to the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission in August 1999) shares of common stock may be granted from time to time to employees, officers and directors of the Company. The options vest 25% one year after being granted. Thereafter, vesting occurs pro rata each month until 100% vesting is attained four years after the grant date. The maximum term of the options granted is 10 years.

                              SCHULER HOMES, INC.

9. EMPLOYEE BENEFIT AND STOCK OPTION PLANS (CONTINUED)
    The Company has elected to follow Accounting Principles Board Opinion
No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 6.0%, 5.6% and 6.4%; dividend yields of 0%, 0% and 0%; volatility factors of the expected market price of the Company's common stock of 0.37, 0.37 and 0.32; and a weighted-average expected life of the option of 4.5, 4 and 3.25 years.

    The Black-Scholes option valuation model used was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effect of applying FASB Statement No. 123 on pro forma net income for 1999, 1998 and 1997 are not likely to be representative of the effects for future years, since the 1999, 1998 and 1997 pro forma net income amounts each reflect expense for only one year of vesting. The Company's pro forma information follows:

                                            1999          1998          1997
                                         -----------   -----------   ----------
Pro forma net income...................  $25,221,000   $11,806,000   $5,122,000
Pro forma net income per share:
  Basic................................  $      1.26   $      0.59   $     0.25
  Diluted..............................         1.26          0.59         0.25

                              SCHULER HOMES, INC.

9. EMPLOYEE BENEFIT AND STOCK OPTION PLANS (CONTINUED)
    A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                                      1999                  1998                  1997
                                               -------------------   -------------------   -------------------
                                                          WEIGHTED              WEIGHTED              WEIGHTED
                                                          AVERAGE               AVERAGE               AVERAGE
                                                          EXERCISE              EXERCISE              EXERCISE
                                               OPTIONS     PRICE     OPTIONS     PRICE     OPTIONS     PRICE
                                               --------   --------   --------   --------   --------   --------
Outstanding--beginning of year...............  771,658       $6      611,085       $6       369,885     $12
Granted......................................  262,200        6      198,850        7       523,501       6
Exercised....................................  (23,730)       6      (17,538)       6          (750)      6
Forfeited....................................  (18,509)       7      (20,739)       7      (281,551)     13
                                               -------       --      -------       --      --------     ---
Outstanding-end of year......................  991,619       $6      771,658       $6       611,085     $ 6
                                               =======       ==      =======       ==      ========     ===
Exercisable at end of year...................  562,607       $6      277,446       $7        39,889     $10
Weighted-average fair value of options
  granted during the year....................  $  2.40               $  2.59               $   1.80


    Exercise prices for options outstanding as of December 31, 1999 were 961,785 shares at $6 to $7; 15,375 shares at $9 to $10; 12,459 shares at $16; and 2,000 shares at $26.


    In 1997, option holders were permitted to receive new options in exchange for certain of their existing outstanding options (covering up to an aggregate of approximately 271,000 shares of Common Stock). Options for 256,000 shares were exchanged in 1997 at a new exercise price of $5.625. The new options became subject to a new vesting schedule and the existing options were canceled.

    On July 31, 1998, the Company filed a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission to register 500,000 shares of the Company's common stock for issuance under the Company's Employee Stock Purchase Plan. As of December 31, 1999, 55,630 shares of the Company's common stock were issued on a cumulative basis since the inception of the Plan.

10. STOCKHOLDERS' EQUITY

    In November 1998, the Company adopted a stock repurchase program to reacquire up to an aggregate of $10,000,000 of its outstanding common stock through August 30, 1999 (subsequently extended through December 31, 2000). As of December 31, 1999, the Company has repurchased 504,400 shares under the program at a total cost of $3,586,000.

11. RELATED PARTY TRANSACTIONS

    James K. Schuler, the Company's chief executive officer, owns a majority of the common shares outstanding as of December 31, 1999 and 1998.

    In connection with the purchase of an additional 40% interest in Stafford Homes, the Company refinanced Stafford Homes' existing debt, which included $1,251,000 in certain notes payable to affiliates of Stafford Homes.

    The Company leases its main office in Oregon from a family member of the Division President of the Oregon Division. During 1999, the Company incurred total rental expense in connection with the

                              SCHULER HOMES, INC.

11. RELATED PARTY TRANSACTIONS (CONTINUED) lease of approximately $103,000. The terms for the lease are no less favorable to the Company than could be obtained from unaffiliated third parties.

    In connection with the acquisition of certain assets of a homebuilder in October 1998, the Division President of the Company's Oregon Division (formerly the president of the acquired homebuilder) earns a percentage of the profits of the Oregon Division. In addition, included in Other Assets at December 31, 1999, is a note receivable of $1,000,000 from the Oregon Division President, which was issued on January 4, 1999, is due on December 31, 2005, bears interest at 7%, and requires minimum annual payments of $200,000 plus accrued but unpaid interest. Accrued interest receivable relating to the note was approximately $70,000 at December 31, 1999. During 1999, the Company sold 27 of its homes for an aggregate sales price of $2,449,000 to a limited liability company of which the Division President of the Company's Oregon Division is a member.

    In connection with the acquisition of certain assets of a homebuilder in July 1999 that established the new divisions in southern California and Arizona, the owners of the seller, who became officers of the new divisions, will retain an interest in the profits of the two new divisions, until the sooner of the occurrence of certain agreed upon events or December 31, 2004, which may be extended to December 31, 2006. In connection with the acquisition, the Company issued 400,000 shares of its common stock. In addition, the Company provided a loan to the seller in the amount of $4,810,000, which is included in Other Assets. The loan is due on December 31, 2004 and bears interest at 7%. Accrued interest receivable relating to the loan was approximately $26,000 at December 31, 1999.

    From time to time, the Company engages the law firms in which directors of the Company are partners. During 1999, 1998 and 1997, legal fees of approximately $36,000, $322,000 and $322,000, respectively, to such firms were incurred by the Company.

12. NET INCOME (LOSS) PER SHARE

    Basic net income (loss) per share for the years ended December 31, 1999, 1998 and 1997 were computed using the weighted average number of common shares outstanding during the period of 19,997,759, 20,102,922 and 20,100,267, respectively.

    Diluted net income per share for the year ended December 31, 1999 was computed by adding to net income the interest expense of $3,342,000 (net of related income taxes) which is applicable to convertible subordinated debentures, and dividing by 22,631,749, which represents the weighted average number of shares assuming conversion of all convertible subordinated debentures. The computation of diluted net income per share for the years ended
December 31, 1998 and 1997, resulted in amounts greater than the basic net income per share. Accordingly, the basic net income per share is also presented as the diluted net income per share for the years ended December 31, 1998 and 1997.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

                              SCHULER HOMES, INC.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    Notes receivable (included in Other Assets): The carrying amount of the Company's notes receivable approximate their fair value, since the interest rate currently being offered on new notes is similar to the interest rates on existing notes.

    Accrued interest payable (included in Accrued Expenses) and notes payable to bank: The carrying amounts of the Company's accrued interest payable and notes payable to bank approximate their fair value.

    Convertible subordinated debentures: The fair value of $46,862,500 for the Company's convertible subordinated debentures is based on the quoted market price of $81.50 at December 31, 1999.

    Interest rate swaps: The estimated fair value at December 31, 1999 is a liability of approximately $271,000 and is based on a bank quote. Credit loss from counterparty nonperformance is not anticipated.

    Senior notes: The fair value of $93,500,000 for the Company's senior notes is based on the quoted market price of $93.50 at December 31, 1999.

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    Quarterly financial information for the years ended December 31, 1999 and 1998 are presented in the following summary:

                                                                  THREE MONTHS ENDED
                                                   ------------------------------------------------
                                                   MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31
                                                   --------   --------   ------------   -----------
                                                         (IN THOUSANDS EXCEPT PER SHARE DATA)
1999
Sales............................................  $95,893    $131,623     $128,335      $150,927
Operating income.................................    9,123      12,182       11,087        13,474
Pre-tax income...................................    7,742      10,860       10,919        12,372
Net income.......................................    4,790       6,676        6,695         7,559
Earnings per share (diluted).....................     0.24        0.34         0.33          0.37
1998
Sales............................................  $55,512    $ 67,433     $ 79,186      $ 80,771
Operating income.................................    3,935       5,040        6,635         6,790
Pre-tax income...................................    3,257       4,640        5,767         6,928
Net income.......................................    2,001       2,852        3,583         4,280
Earnings per share (diluted).....................     0.10        0.14         0.18          0.21

    Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year.

                         REPORT OF INDEPENDENT AUDITORS

To the Partners
Western Pacific Housing

    We have audited the accompanying combined balance sheets of Western Pacific Housing, as defined in Note 1, as of March 31, 2000 and 1999, and the related combined statements of income, partners' capital and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Western Pacific Housing at March 31, 2000 and 1999, and the combined results of its operations and its cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Los Angeles, California
May 5, 2000

                            WESTERN PACIFIC HOUSING

                            COMBINED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)


                                                                   MARCH 31,
                                                              -------------------   SEPTEMBER 30,
                                                                2000       1999         2000
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
ASSETS
Cash and cash equivalents...................................  $ 36,652   $ 28,916     $ 11,685
Residential real estate projects under development..........   330,349    268,802      459,666
Excess of cost over net assets acquired, net................     3,200      3,600        3,000
Due from affiliates.........................................       478      1,144          683
Notes receivable............................................    12,169         --       12,385
Other assets, net...........................................    12,090      6,989       11,583
                                                              --------   --------     --------
TOTAL ASSETS................................................  $394,938   $309,451     $499,002
                                                              ========   ========     ========

LIABILITIES AND PARTNERS' CAPITAL
Accounts payable and accrued liabilities....................  $ 61,037   $ 39,055     $ 63,324
Notes payable...............................................   181,264    159,059      284,141
Participating debt..........................................    30,743     25,775       23,632
                                                              --------   --------     --------
                                                               273,044    223,889      371,097

MINORITY INTERESTS..........................................     7,317     12,610        6,032

PARTNERS' CAPITAL
General partners............................................     2,970      1,739        3,061
Limited partners............................................   111,607     71,213      118,812
                                                              --------   --------     --------
                                                               114,577     72,952      121,873
                                                              --------   --------     --------
TOTAL LIABILITIES AND PARTNERS' CAPITAL.....................  $394,938   $309,451     $499,002
                                                              ========   ========     ========


                            See accompanying notes.

                            WESTERN PACIFIC HOUSING

                         COMBINED STATEMENTS OF INCOME

                             (AMOUNTS IN THOUSANDS)


                                                                                 THREE MONTHS ENDED       SIX MONTHS ENDED
                                                  YEARS ENDED MARCH 31,             SEPTEMBER 30,           SEPTEMBER 30,
                                            ---------------------------------   ---------------------   ---------------------
                                              2000        1999        1998        2000        1999        2000        1999
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                                                 (UNAUDITED)
Sales....................................   $ 535,019   $ 423,313   $ 192,894   $  94,926   $  93,337   $ 165,960   $ 184,406
Cost of sales............................    (428,163)   (346,858)   (162,501)    (77,766)    (76,243)   (136,043)   (151,250)
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Gross profit...........................     106,856      76,455      30,393      17,160      17,094      29,917      33,156
Selling, general and administrative
  expenses...............................     (54,150)    (39,037)    (20,587)    (10,758)     (9,696)    (20,687)    (19,155)
Interest and other income (expense),
  net....................................         140         (71)        487         389          21         735         147
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Income before lenders' profit
    participation and minority interests
    in income of consolidated joint
    ventures.............................      52,846      37,347      10,293       6,791       7,419       9,965      14,148
Lenders' profit participation............      (5,836)     (6,577)       (546)       (565)     (1,712)       (880)     (2,773)
Minority interests in income of
  consolidated joint ventures............      (5,385)    (10,479)     (2,312)     (1,211)     (1,736)     (1,789)     (3,072)
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income...............................   $  41,625   $  20,291   $   7,435   $   5,015   $   3,971   $   7,296   $   8,303
                                            =========   =========   =========   =========   =========   =========   =========


                            See accompanying notes.

                            WESTERN PACIFIC HOUSING

                    COMBINED STATEMENTS OF PARTNERS' CAPITAL

                             (AMOUNTS IN THOUSANDS)


                                                              GENERAL    LIMITED
                                                              PARTNERS   PARTNERS    TOTAL
                                                              --------   --------   --------
BALANCE--March 31, 1997.....................................   $  303    $ 29,625   $ 29,928
Distributions...............................................       --        (214)      (214)
Net income..................................................      100       7,335      7,435
                                                               ------    --------   --------
BALANCE--March 31, 1998.....................................      403      36,746     37,149
Contributions...............................................      812      14,700     15,512
Net income..................................................      524      19,767     20,291
                                                               ------    --------   --------
BALANCE--March 31, 1999.....................................    1,739      71,213     72,952
Net income..................................................    1,231      40,394     41,625
                                                               ------    --------   --------
BALANCE--March 31, 2000.....................................    2,970     111,607    114,577
Net income (unaudited)......................................       91       7,205      7,296
                                                               ------    --------   --------
BALANCE--September 30, 2000 (unaudited).....................   $3,061    $118,812   $121,873
                                                               ======    ========   ========


                            See accompanying notes.

                            WESTERN PACIFIC HOUSING

                       COMBINED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)


                                                                                    THREE MONTHS ENDED        SIX MONTHS ENDED
                                                    YEARS ENDED MARCH 31,              SEPTEMBER 30,            SEPTEMBER 30,
                                              ---------------------------------   -----------------------   ---------------------
                                                2000        1999        1998         2000         1999        2000        1999
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
                                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................  $  41,625   $  20,291   $   7,435   $    5,015   $    3,971   $   7,296   $   8,303
Adjustments to reconcile net income to net
  cash used in operating activities:
  Depreciation and amortization.............      1,345         804         747          634          417         878         617
  Equity in (earnings) loss of
    unconsolidated joint ventures...........       (430)         --          --         (134)          65        (281)         65
  Minority interest in income of
    consolidated joint ventures.............      5,385      10,479       2,312        1,211        1,736       1,789       3,072
  Change in operating assets and
    liabilities:
    Increase in residential real estate
      projects under development............    (61,402)    (42,999)    (25,880)     (69,248)     (25,624)   (129,317)    (42,552)
    Decrease (increase) in due from
      affiliates............................        666         617        (444)         (37)         380        (205)        481
    Increase in notes receivable............    (12,169)         --          --         (429)          --        (216)         --
    (Increase) decrease in other assets.....       (579)     (3,438)        152        1,041           19       2,808         654
    Increase (decrease) in accounts payable
      and accrued liabilities...............     21,982      13,683      10,433       16,351        5,395       2,287      (8,260)
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
Net cash used in operating activities.......     (3,577)       (563)     (5,245)     (45,596)     (13,641)   (114,961)    (37,620)
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment......................       (966)       (421)       (653)        (126)         (91)       (260)        (91)
Acquisition of Porter Homes.................         --     (14,989)         --           --           --          --          --
Investments in and advances to
  unconsolidated joint ventures.............     (2,875)        (96)        (12)         251           64        (523)     (2,994)
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
Net cash used in investing activities.......     (3,841)    (15,506)       (665)         125          (27)       (783)     (3,085)
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable.................    505,854     551,988     245,657      148,177      109,947     269,522     213,117
Repayments of notes payable.................   (483,794)   (521,016)   (243,389)     (97,635)     (89,153)   (166,645)   (175,856)
Proceeds from participating debt............     19,322      16,275      21,316        1,117        1,187       2,502       6,829
Repayments of participating debt............    (14,354)    (17,565)     (4,367)      (3,040)      (2,863)     (9,613)     (4,878)
Additions to deferred loan costs............     (1,196)     (1,421)       (151)      (1,640)        (894)     (1,915)     (1,144)
Contributions by minority partners in
  consolidated joint ventures...............        178       2,272         277           --           --          --          --
Distributions to minority partners in
  consolidated joint ventures...............    (10,856)    (12,951)     (6,135)      (1,240)      (3,239)     (3,074)     (6,896)
Contributions from partners.................         --      15,512          --           --           --          --          --
Distributions to partners...................         --          --        (214)          --           --          --          --
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
Net cash provided by financing activities...     15,154      33,094      12,994       45,739       14,985      90,777      31,172
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...............................      7,736      17,025       7,084          268        1,317     (24,967)     (9,533)
CASH AND CASH EQUIVALENTS--beginning of
  period....................................     28,916      11,891       4,807       11,417       18,066      36,652      28,916
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
CASH AND CASH EQUIVALENTS--end of period....  $  36,652   $  28,916   $  11,891   $   11,685   $   19,383   $  11,685   $  19,383
                                              =========   =========   =========   ==========   ==========   =========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
Interest paid...............................  $  29,533   $  24,639   $  18,137   $    9,480   $    5,935   $  17,738   $  12,337
                                              =========   =========   =========   ==========   ==========   =========   =========
Non-cash transactions:
Amortization of debt discount/capitalization
  to residential real estate projects under
  development...............................  $     145   $     579   $     579   $       --   $      145   $      --   $     145
                                              =========   =========   =========   ==========   ==========   =========   =========
Debt discount included in cost of sales.....  $     555   $     521   $     587   $       46   $       92   $     142   $     139
                                              =========   =========   =========   ==========   ==========   =========   =========


                            See accompanying notes.

                            WESTERN PACIFIC HOUSING

                     NOTES TO COMBINED FINANCIAL STATEMENTS


   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)


                             (AMOUNTS IN THOUSANDS)

1. ORGANIZATION

    The accompanying combined financial statements represent the combined results of Western Pacific Housing Development Limited Partnership ("WPHD"), Western Pacific Housing Development II Limited Partnership ("WPHDII") and WPH-Porter, LLC ("WPH-Porter") and the consolidated results of other entities that they control (collectively "Western Pacific Housing" or the "Company"). WPHD, WPHD II and WPH-Porter have been combined as there is common ownership and control among the entities.

    WPHD, formed in December 1993, and WPHD II, formed in June 1996, were established to develop single-family home communities for sale to first-time buyers and first- and second-time move-up buyers, with their initial operations in Orange County. Effective April 1, 1998, the Company acquired the homebuilding operations of a group of entities ("Porter Homes") located in the Bay Area and Sacramento markets. The Company now operates in the major metropolitan markets of Orange County, the Inland Empire (Riverside and San Bernardino Counties), the Sacramento Valley, San Diego, Los Angeles/Ventura County and the Bay Area surrounding San Francisco and San Jose.

    WPHD, WPHD II and WPH-Porter are limited partners in various limited partnerships and principal members in various limited liability companies (collectively, the "Operating Entities") whose activities include acquiring improved or partially improved real estate for use in the development, construction and sale of residential housing. The general partners and managing members in these Operating Entities are generally affiliates of certain owners of the Company.


    The Company's ownership interests are primarily owned by three institutional investors who receive a preferred return on their investment, a participation in profits and a distribution upon the occurrence of a sale of the Company or its assets in accordance with allocation procedures specified in the partnership agreements. As of September 30, 2000, the unpaid preferred return, as defined, for the general partners and the limited partners was $615 and $43,516, respectively, which is maintained in a memorandum account and is not recorded as an obligation of the Company. The partnership agreements also provide for distributions for the reimbursement of income taxes payable by the partners and members and certain restrictions on the sale, transfer or pledge of their interests.


    All significant intercompany accounts and transactions have been eliminated in the combination and consolidation.

2. SIGNIFICANT ACCOUNTING POLICIES


    USE OF ESTIMATES--The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of March 31, 2000 and 1999 and September 30, 2000, and the reported amounts of revenues and expenses for the years ended March 31, 2000, 1999 and 1998 and the three months and six months ended September 30, 2000 and 1999. Actual results could differ from those estimates.


    CASH AND CASH EQUIVALENTS--Management considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                            WESTERN PACIFIC HOUSING

   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)


                             (AMOUNTS IN THOUSANDS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RESIDENTIAL REAL ESTATE PROJECTS UNDER DEVELOPMENT--Residential real estate projects under development are carried at cost. Cost includes all direct and indirect land costs, development and construction costs, and applicable carrying charges (primarily interest and property taxes) which are capitalized during the development period. Capitalized costs including land and land development costs are assigned to individual components of real estate projects based on specific identification, if practicable, or allocated based on a relative fair value method in accordance with FASB Statement No. 67, ACCOUNTING FOR COSTS AND INITIAL RENTAL OPERATIONS OF REAL ESTATE PROJECTS. Deposits paid related to options and contracts to purchase land and preacquisition costs are capitalized.


    FASB Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, requires impairment losses to be recorded on real estate held for development in certain circumstances. Impairment losses are recorded by management when indicators of impairment are present and the undiscounted cash flows estimated to be generated by such real estate (excluding interest) are less than the carrying amount of the real estate. When the real estate is determined to be impaired, the related carrying value of the real estate is adjusted to its estimated fair value. There were no such adjustments during the years ended March 31, 2000, 1999 and 1998 or the six months ended September 30, 2000 and 1999.


    Fair value represents the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than a forced or liquidation sale. The estimation process involved in determining whether real estate assets have been impaired and in the determination of fair value is inherently uncertain since it requires estimates of current market yields as well as future events and conditions. Such future events and conditions include economic, political and market conditions, such as obtaining entitlement approvals and the availability of suitable financing to fund development and construction activities.

    Ultimate realization is dependent upon future uncertain events and conditions and, accordingly, the actual timing and amounts realized by the Company may be materially different from the estimated fair values as described herein.

    INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES--The Company accounts for its investments in unconsolidated joint ventures which it does not control using the equity method.


    EXCESS OF COST OVER NET ASSETS ACQUIRED--The excess amount paid for a business acquisition over the net fair value of assets acquired and liabilities assumed is reflected in the accompanying combined balance sheets and amortized on a straight-line basis over ten years. Accumulated amortization was $800, $400 and $1,000 as of March 31, 2000 and 1999 and September 30, 2000, respectively.



    DEFERRED LOAN COSTS--Deferred loan costs are amortized over the term of applicable loans using an effective interest method. Included in other assets at March 31, 2000 and 1999 and September 30, 2000, are $1,068, $1,052 and $2,633,
respectively, of costs associated with the issuance of the debt, net of accumulated amortization of $2,953, $1,776 and $3,303, respectively.


    INTEREST RATE SWAP AGREEMENTS--The Company enters into interest rate swap agreements to effectively convert a portion of its variable-rate borrowings into fixed-rate obligations. The interest rate

                            WESTERN PACIFIC HOUSING

   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)


                             (AMOUNTS IN THOUSANDS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) differential to be received or paid is recognized over the lives of the agreements as an adjustment to interest costs.

    In June 1999, the Financial Accounting Standards Board issued Statement
No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, which is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

    REVENUE RECOGNITION--The Company is primarily engaged in the development, construction and sale of residential housing. Revenues and cost of sales are recorded at the time each home sale is closed, title has been transferred to the buyer and construction is substantially completed.

    INCOME TAXES--No provision for income taxes has been included in the combined financial statements. Each partner and member reflects its share of taxable income on its separate tax return.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying amounts reported in the combined balance sheets for financial instruments approximate their fair value, except for the additional consideration disclosed in Note 5, of which the fair value is not practicable to estimate. The carrying amount of the Company's debt approximates fair value since the debt is at interest rates comparable to market rates based on the nature of the loans, their terms and remaining maturity. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, these fair value estimates are subjective and not necessarily indicative of the amounts the Company would pay or receive in actual market transactions.

    DESCRIPTIVE INFORMATION ABOUT REPORTABLE SEGMENTS--The Company develops residential communities in California and separately evaluates the performance of each of its communities. However, because each of the communities have similar economic characteristics, products and buyers, the communities have been aggregated into a single dominant home building segment. All revenues are from external customers and there are no revenues from transactions with other segments. There are no customers which contributed 10% or more of the total revenues during any year.

3. BUSINESS ACQUISITION

    Effective April 1, 1998, the Company completed the acquisition of Porter Homes, a leading builder of single-family homes in both the East Bay area of San Francisco and the Sacramento Valley areas of northern California for $14,989 in cash and the assumption of approximately $37,000 of debt. The funds required to complete the acquisition were received from partner contributions.

    The acquisition has been accounted for as a purchase, and accordingly, the purchase price has been allocated to the net assets acquired based upon their estimated fair market values as of the date of acquisition. The excess of purchase price over the estimated fair value of the net assets acquired totaled $4,000. The excess purchase price has been recorded as excess of cost over net assets acquired in the accompanying combined balance sheets and is being amortized on a straight-line basis over ten years.

                            WESTERN PACIFIC HOUSING

   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)


                             (AMOUNTS IN THOUSANDS)

4. RESIDENTIAL REAL ESTATE PROJECTS UNDER DEVELOPMENT


    During the years ended March 31, 2000, 1999 and 1998, the Company recorded $10,490, $5,870, and $4,011, respectively, in land sales which is included in revenues, and resulted in $6,576, $2,281, and $456, respectively, of gross profit. Included in notes receivable as of March 31, 2000 and September 30, 2000 is $7,400, which is due from a buyer of land during the year ended March 31, 2000. The note bears interest at a fixed rate of 10% and is due prior to December 31, 2003, and the note is secured by a first trust deed on the property with assignment of rents.



    Information regarding interest incurred for the years ended March 31 and the six months ended September 30 is as follows:



                                                                THREE MONTHS ENDED     SIX MONTHS ENDED
                                   YEARS ENDED MARCH 31,           SEPTEMBER 30,         SEPTEMBER 30,
                               ------------------------------   -------------------   -------------------
                                 2000       1999       1998       2000       1999       2000       1999
                               --------   --------   --------   --------   --------   --------   --------
                                                                               (UNAUDITED)
Interest incurred............  $29,533    $24,639    $17,779    $ 9,480    $ 5,935    $17,738    $12,337
Interest capitalized.........  $29,533    $24,639    $17,779    $ 9,480    $ 5,935    $17,738    $12,337
Previously capitalized
  interest charged to cost of
  sales......................  $26,586    $22,589    $13,914    $ 5,395    $ 4,956    $ 9,158    $10,051
Capitalized interest in
  residential real estate
  projects under development
  at end of period...........  $22,656    $19,709    $17,659    $31,236    $21,994    $31,236    $21,994


5. NOTES PAYABLE

    Notes payable consist of the following:


                                                           MARCH 31,
                                                      -------------------   SEPTEMBER 30,
                                                        2000       1999         2000
                                                      --------   --------   -------------
                                                                             (UNAUDITED)
Revolving construction loan facilities..............  $ 73,017   $ 34,851     $143,433
Notes payable secured by trust deeds................    73,247     89,353      105,708
  Subordinated note payable, net of unamortized
    discount of $145 at March 31, 1999..............    35,000     34,855       35,000
                                                      --------   --------     --------
                                                      $181,264   $159,059     $284,141
                                                      ========   ========     ========



    The revolving credit agreement has a $125,000 commitment of which $51,983 and $20,100 was available as of March 31, 2000 to be drawn subject to sufficient collateral levels to support such additional borrowings. Effective July 2000, the commitment was increased to $175,000 of which $31,567 was available as of September 30, 2000, to be drawn. The facility is secured by first trust deeds on residential real estate projects under development, bears interest at LIBOR plus 2.75% or 2.50% under certain conditions or prime plus 0.25% and is due in June 2002, with a one year extension, assuming the Company is not in default of certain covenants and contains certain affirmative and negative covenants, including maintenance of consolidated net worth and financial ratios. The Company was in compliance with all covenants at March 31, 2000 and 1999 and September 30, 2000.

                            WESTERN PACIFIC HOUSING

   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)


                             (AMOUNTS IN THOUSANDS)

5. NOTES PAYABLE (CONTINUED)
    Notes payable secured by trust deeds from financial institutions consist of project-specific acquisition, development and construction loans. The loans bear interest at variable rates ranging from prime plus 0.5% to prime plus 2.0% and fixed rates ranging from 8.0% to 8.25% and are due at various dates through 2004.

    On June 30, 1995, the Company entered into a loan agreement for subordinated notes payable (the "Notes") with a financial institution. Proceeds of $25,000 from the Notes were used for general corporate and project level purposes and are subordinated to project-specific financing. The Notes were issued at a discount to yield interest at approximately 16.5% per annum through the maturity date of June 29, 1999. In May 1998, an additional $10,000 was borrowed under the loan agreement at an interest rate of 11.5% per annum. On June 29, 1999, the Company exercised its right under the loan agreement and extended the maturity date of the Notes to June 30, 2000. In August 2000, the Company amended the Notes to extend the maturity date to July 31, 2003 and to require monthly principal payments of $1,000 that will commence on January 1, 2001. The Notes are secured by certain Operating Entities' interests and subordinated to all first trust deed loans.

    Under the loan agreement, the financial institution is entitled to additional consideration, as defined, equal to an amount sufficient to provide the financial institution with a cumulative 20.0% internal rate of return or 7.5% of the value of the Company (after a reduction to the value of the Company of approximately $15,000) upon the occurrence of a capital transaction (generally a sale, merger, public or private offering), as defined, or upon maturity (payment of which can be deferred for up to one year from the measurement date, as defined). The fair market value of the additional consideration determined as of the date of issuance totaled $2,317. Accordingly, the additional consideration has been reflected within the limited partners in the combined statement of partners' capital with a corresponding discount to the related Notes. The discount is amortized as additional consideration over the term of the Notes and capitalized to residential real estate projects under development. In connection with the August 2000 amendment, a $5,000 floor for the additional consideration was established.


    For the years ended March 31, 2000, 1999 and 1998 and the six months ended September 30, 1999, $145, $579, $579 and $145, respectively, of debt discount was amortized.



    The prime rate and LIBOR rate as of March 31 and September 30 are as follows:



                       MARCH 31, 2000   MARCH 31, 1999   MARCH 31, 1998   SEPTEMBER 30, 2000   SEPTEMBER 30, 1999
                       --------------   --------------   --------------   ------------------   ------------------
Prime rate...........       9.0%             7.8%             8.5%                9.5%                 8.3%
LIBOR rate...........       6.3%             4.9%             5.7%                6.8%                 6.1%

                            WESTERN PACIFIC HOUSING

   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)


                             (AMOUNTS IN THOUSANDS)

5. NOTES PAYABLE (CONTINUED)
    As of March 31, 2000, stated principal maturities for the above notes payable for the years ending March 31 are as follows:

2001........................................................  $132,928
2002........................................................    38,819
2003........................................................        --
2004........................................................     9,517
                                                              --------
                                                              $181,264
                                                              ========

    The Company entered into an interest rate swap agreement to convert a portion of its variable-rate borrowings into fixed-rate obligations. Based on the interest rate swap agreement, the Company makes payments at a fixed interest rate to the counterparty to the interest rate swap agreement. In return, the counterparty makes payments to the Company based on the variable rate of the note payable. The management of the Company believes that the effect of any party to the interest rate swap agreement not performing to the terms of the interest rate swap agreement would not adversely affect the combined financial statements of the Company. At March 31, 2000, the notional amount of the interest rate swap agreement was $15,000, the termination date was May 10, 2000, the fixed interest rate was 5.14% and the variable rate was LIBOR. On May 10, 2000, the interest rate swap agreement expired.

6. PARTICIPATING DEBT

    The Company has entered into financing agreements to acquire and develop six projects with financial institutions who provide participating loans. The lenders receive interest at rates ranging from LIBOR plus 4% and a share of the residual profits ranging from 35% to 50% to a fixed rate of 20%, and has its loan secured by either a second trust deed or project equity interests.


    For the years ended March 31, 2000, 1999 and 1998 and the three months and six months ended September 30, 2000 and 1999, the Company accrued $5,836, $6,577, $546, $315, $564 and $879, respectively, for lenders' profit participation of which $5,175, $5,661 and $4,824, was payable at March 31, 2000 and 1999 and September 30, 2000, respectively.


    As of March 31, 2000, stated principal maturities for the above participating debt for the years ending March 31 are as follows:

2001........................................................  $    --
2002........................................................    9,101
2003........................................................   11,475
2004........................................................   10,167
                                                              -------
                                                              $30,743
                                                              =======

                            WESTERN PACIFIC HOUSING

   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)


                             (AMOUNTS IN THOUSANDS)

7. RELATED PARTY TRANSACTIONS

    Prior to April 1998, the Company leased office space for their corporate offices from an affiliate. For the year ended March 31, 1998, $167 was paid by the Company for such space, and in April 1998 the building was sold to an entity not affiliated with the Company.

    During the year ended March 31, 2000, the Company loaned $175 to the President of the Company. The loan is unsecured, bears interest at 7.0% per annum and is due in January 2002.

8. COMMITMENTS AND CONTINGENCIES

    Commitments and contingencies consist of those normal and usual to real estate developers and include such items as subdivision improvement agreements and guarantees, bond guarantees, warranties to homebuyers and construction loan agreement guarantees. In addition, the Company has continuing litigation matters incurred in the ordinary course of business and records the liability for these contingencies when such amounts can be estimated and are considered to be material to the results of operations. Management believes that the disposition of the various matters will not have a material effect on the combined financial position and operations of the Company.

    The Company provides homebuyers with a one-year warranty which commences with the close of escrow. Estimated warranty costs are recorded at the time of sale at an amount which is expected to be sufficient to cover any warranty related liabilities.


    At March 31, 2000 and 1999 and September 30, 2000, the Company has outstanding performance bonds with an estimated potential obligation of $86,858, $63,882 and $127,111, respectively, to the Company related principally to their obligations for site improvements at various projects. Management does not believe that any such bonds are likely to be drawn upon.


    Future minimum rental payments under non-cancelable leases for the years ending March 31 are as follows as of March 31, 2000:

2001........................................................   $4,929
2002........................................................    2,919
2003........................................................    1,040
2004........................................................      582
2005........................................................      395
                                                               ------
                                                               $9,865
                                                               ======

                            WESTERN PACIFIC HOUSING

   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)


                             (AMOUNTS IN THOUSANDS)

9. SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

    The following represents the unaudited pro forma condensed combined statement of income of the Company for the year ended March 31, 1998 reflecting its acquisition of Porter Homes as if it had occurred on April 1, 1997:

                                                            ACTUAL         PORTER HOMES       PRO FORMA
                                                           ---------       ------------       ---------
Revenues............................................       $ 192,894        $   34,579 (a)    $227,473
Cost of sales.......................................        (162,501)          (30,556)(a)    (193,235)
                                                                                  (178)(b)
                                                           ---------        ----------        --------
Gross profit........................................          30,393             3,845          34,238
Selling, general and administrative expenses........         (20,587)           (1,746)(a)     (22,733)
                                                                                  (400)(c)
Interest and other income, net......................             487               699 (a)       1,186
Lenders' profit participation.......................            (546)               --            (546)
Minority interests in income of consolidated joint
  ventures..........................................          (2,312)           (1,375)(a)      (3,687)
                                                           ---------        ----------        --------
Net income..........................................       $   7,435        $    1,023        $  8,458
                                                           =========        ==========        ========

------------------------

(a) Represents the results of operations of Porter Homes for the year ended March 31, 1998.

(b) Represents an increase to cost of sales based on the purchase accounting adjustments to inventory.

(c) Represents amortization of excess of cost over net assets acquired ($4,000) from Porter Homes based on a useful life of ten years.

                            WESTERN PACIFIC HOUSING

   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)


                             (AMOUNTS IN THOUSANDS)

10. QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                   JUNE 30,   SEPTEMBER 30,
QUARTER ENDED                                        2000         2000
-------------                                      --------   -------------
Revenues.........................................  $71,034       $94,926
Gross profit.....................................  $12,758       $17,160
Net income.......................................  $ 2,281       $ 5,015



                                                   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
QUARTER ENDED                                        1999         1999            1999         2000
-------------                                      --------   -------------   ------------   ---------
Revenues.........................................  $91,069       $93,337         $94,649     $255,964
Gross profit.....................................  $16,062       $17,094         $14,805     $ 58,895
Net income.......................................  $ 4,332       $ 3,971         $ 3,008     $ 30,314



                                                   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
QUARTER ENDED                                        1998         1998            1998         1999
-------------                                      --------   -------------   ------------   ---------
Revenues.........................................  $67,235       $76,389         $91,117     $188,572
Gross profit.....................................  $ 9,951       $13,868         $16,956     $ 35,680
Net income.......................................  $ 1,847       $ 3,632         $ 2,914     $ 11,898


                                                   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
QUARTER ENDED                                        1997         1997            1997         1998
-------------                                      --------   -------------   ------------   ---------
Revenues.........................................  $29,423       $26,020         $57,816      $79,635
Gross profit.....................................  $ 5,033       $ 4,168         $ 8,870      $12,322
Net income (loss)................................  $   268       $   (44)        $ 3,416      $ 3,795

                                                                      APPENDIX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                              SCHULER HOMES, INC.,
                            a Delaware corporation,

                   APOLLO REAL ESTATE INVESTMENT FUND, L.P.,
                        a Delaware limited partnership,

                              BLACKACRE WPH, LLC,
                     a Delaware limited liability company,

                   HIGHRIDGE PACIFIC HOUSING INVESTORS, L.P.,
                       a California limited partnership,

                             AP WP PARTNERS, L.P.,
                        a Delaware limited partnership,

                           AP WESTERN GP CORPORATION,
                            a Delaware corporation,

                                 AP LHI, INC.,
                            a California corporation
                                      and

                              LAMCO HOUSING, INC.,
                            a California corporation

                         DATED AS OF SEPTEMBER 12, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      TABLE OF CONTENTS
                                                                                        PAGE
                                                                                      --------
RECITALS............................................................................     A-1

ARTICLE I               DEFINITIONS.................................................     A-2

1.1                     Certain Defined Terms.......................................     A-2
1.2                     Other Defined Terms.........................................     A-6

ARTICLE II              REORGANIZATION..............................................     A-6

2.1                     Formation of Newco; Effective Time..........................     A-6
2.2                     Merger A....................................................     A-7
                        Effect of Merger A on Securities of Schuler, Merger Sub and
2.3                     Newco.......................................................     A-7
2.4                     Dividends, Etc..............................................     A-8
2.5                     WP Partners' and WP LLC's Contribution......................     A-9
2.6                     Merger B....................................................     A-9

ARTICLE III             CLOSING.....................................................     A-9

3.1                     Closing.....................................................     A-9
3.2                     WP Partners' Obligations at Closing.........................    A-10
3.3                     Schuler Obligations at Closing..............................    A-10
3.4                     Newco Obligations at Closing................................    A-10

ARTICLE IV              REPRESENTATIONS AND WARRANTIES OF THE WP PARTNERS...........    A-10

4.1                     WP Partners and WP Parents..................................    A-10
4.2                     Subsidiaries................................................    A-12
4.3                     Authorization...............................................    A-13
4.4                     Non-Contravention...........................................    A-13
4.5                     Financial Statements; No Undisclosed Liabilities............    A-13
4.6                     Absence of Certain Changes..................................    A-14
4.7                     Title to Assets.............................................    A-15
4.8                     Real Property...............................................    A-15
4.9                     Intellectual Property.......................................    A-17
4.10                    Litigation..................................................    A-17
4.11                    Employee Benefit Matters....................................    A-17
4.12                    Taxes.......................................................    A-19
4.13                    Compliance With Law.........................................    A-20
4.14                    Contracts and Commitments...................................    A-21
4.15                    Permits and Other Operating Rights..........................    A-21
4.16                    Labor Matters...............................................    A-21
4.17                    Environmental Matters.......................................    A-22
4.18                    Warranty Obligations........................................    A-22
4.19                    Homeowner Associations......................................    A-23
4.20                    Assets Necessary to the WP Business.........................    A-23
4.21                    Accuracy of Information Furnished...........................    A-23
4.22                    No Brokers..................................................    A-23
4.23                    Disclaimer..................................................    A-23

                                      TABLE OF CONTENTS
                                                                                        PAGE
                                                                                      --------
4.24                    LLC.........................................................    A-24
4.25                    Non-Controlled WP Entities..................................    A-25

ARTICLE V               REPRESENTATIONS AND WARRANTIES OF SCHULER...................    A-25

5.1                     Schuler Organization........................................    A-25
5.2                     Subsidiaries................................................    A-25
5.3                     Authorization...............................................    A-26
5.4                     Non-Contravention...........................................    A-26
                        SEC Filings; Financial Statements; No Undisclosed
5.5                     Liabilities.................................................    A-26
5.6                     Absence of Certain Changes..................................    A-27
5.7                     Title to Assets.............................................    A-28
5.8                     Real Property...............................................    A-28
5.9                     Intellectual Property.......................................    A-30
5.10                    Litigation..................................................    A-30
5.11                    Employee Benefit Matters....................................    A-30
5.12                    Taxes.......................................................    A-32
5.13                    Compliance With Law.........................................    A-33
5.14                    Contracts and Commitments...................................    A-34
5.15                    Permits and Other Operating Rights..........................    A-34
5.16                    Labor Matters...............................................    A-34
5.17                    Environmental Matters.......................................    A-35
5.18                    Warranty Obligations........................................    A-36
5.19                    Homeowner Associations......................................    A-36
5.20                    Assets Necessary to the Schuler Business....................    A-36
5.21                    Accuracy of Information Furnished...........................    A-36
5.22                    No Brokers..................................................    A-37
5.23                    Disclaimer..................................................    A-37
5.24                    Non-Controlled Schuler Entities.............................    A-37

ARTICLE VI              CERTAIN COVENANTS...........................................    A-37

6.1                     Access to Information.......................................    A-37
6.2                     Conduct of Businesses Pending Closing.......................    A-38
6.3                     No Solicitation of Transactions.............................    A-40
6.4                     Authorizations..............................................    A-40
6.5                     Contribution to WP LLC......................................    A-41
6.6                     Acknowledgements............................................    A-41
6.7                     Public Announcements........................................    A-42
6.8                     Registration Statement......................................    A-42
6.9                     Schuler Stockholder Meeting.................................    A-42
6.10                    Listing Application.........................................    A-43
6.11                    Affiliate Letters...........................................    A-43
6.12                    Non-Disclosure of Proprietary Data..........................    A-43

                                      TABLE OF CONTENTS
                                                                                        PAGE
                                                                                      --------
6.13                    Section 341(f) Consent......................................    A-43
6.14                    Newco Stock Option Plan.....................................    A-43

ARTICLE VII             CONDITIONS TO THE OBLIGATIONS OF SCHULER....................    A-43

7.1                     Accuracy of Representations and Warranties..................    A-43
7.2                     Performance.................................................    A-44
7.3                     HSR Act.....................................................    A-44
7.4                     Absence of Governmental Orders..............................    A-44
7.5                     Officers' Certificates......................................    A-44
7.6                     Certain Agreements..........................................    A-44
7.7                     Stockholder Approval........................................    A-44
7.8                     Form S-4....................................................    A-44
7.9                     Listing.....................................................    A-44
7.10                    WP Required Consents........................................    A-44
7.11                    FIRPTA Matters..............................................    A-44
7.12                    Employment Agreement........................................    A-44

ARTICLE VIII            CONDITIONS TO THE OBLIGATIONS OF THE WP PARTNERS............    A-44

8.1                     Accuracy of Representations and Warranties..................    A-44
8.2                     Performance.................................................    A-45
8.3                     HSR Act.....................................................    A-45
8.4                     Absence of Governmental Orders..............................    A-45
8.5                     Officers' Certificates......................................    A-45
8.6                     Certain Agreements..........................................    A-45
8.7                     Stockholder Approval........................................    A-45
8.8                     Form S-4....................................................    A-45
8.9                     Listing.....................................................    A-45
8.10                    Schuler Required Consents...................................    A-45
8.11                    Employment Agreement........................................    A-45

ARTICLE IX              INDEMNIFICATION.............................................    A-45

9.1                     Survival of Representations and Warranties..................    A-45
9.2                     Indemnification by the WP Partners..........................    A-45
9.3                     Indemnification by Schuler..................................    A-46
9.4                     General Indemnification Provisions..........................    A-46
9.5                     Limitations on Indemnification..............................    A-47
9.6                     Stock Indemnification Payments..............................    A-48

ARTICLE X               [INTENTIONALLY OMITTED].....................................    A-48

ARTICLE XI              TERMINATION.................................................    A-48

11.1                    Termination.................................................    A-48
11.2                    Written Notice..............................................    A-49
11.3                    Effect of Termination.......................................    A-49
11.4                    Waiver......................................................    A-49

                                      TABLE OF CONTENTS
                                                                                        PAGE
                                                                                      --------
ARTICLE XII             GENERAL PROVISIONS..........................................    A-49

12.1                    Expenses, Taxes, Etc........................................    A-49
12.2                    Notices.....................................................    A-49
12.3                    Disclosure Schedules........................................    A-51
12.4                    Interpretation..............................................    A-51
12.5                    Severability................................................    A-51
12.6                    Assignment..................................................    A-51
12.7                    No Third-Party Beneficiaries................................    A-51
12.8                    Amendment...................................................    A-52
12.9                    No Other Remedies...........................................    A-52
12.10                   Further Assurances..........................................    A-52
12.11                   Mutual Drafting.............................................    A-52
12.12                   Governing Law...............................................    A-52
12.13                   Dispute Resolution..........................................    A-52
12.14                   Consent to Jurisdiction; Waivers............................    A-53
12.15                   Waiver of Jury Trial........................................    A-53
12.16                   Counterparts................................................    A-53
12.17                   Entire Agreement............................................    A-53

                                      TABLE OF CONTENTS
                                                                                        PAGE
                                                                                      --------
EXHIBITS:

EXHIBIT A               Non-Competition Agreements..................................
EXHIBIT B               Registration Rights Agreement...............................
EXHIBIT C               Stockholders Agreement......................................
EXHIBIT D               Charter and Bylaws of Newco.................................
EXHIBIT E               Charter and Bylaws of Merger Sub............................
EXHIBIT F               Merger A Agreement..........................................
EXHIBIT G               Schuler Affiliate Letter....................................
EXHIBIT H               WP LLC Assignment...........................................
                        Opinion of Morgan, Lewis & Bockius LLP and other WP Partners
EXHIBIT I               counsel.....................................................
EXHIBIT J               Opinion of Orrick, Herrington & Sutcliffe LLP...............
EXHIBIT K               WP Affiliate Letter.........................................
EXHIBIT L               James Schuler Employment Agreement..........................
EXHIBIT M               Form of Indemnity Calculation...............................

SCHEDULES:

2.1(b)                  Directors and Officers of Newco.............................
12.4(a)                 WP Partnership and WP Entities Knowledge Persons............
12.4(b)                 Schuler Knowledge Persons...................................

WP DISCLOSURE SCHEDULE:

SECTION 1.1             Financing Consents..........................................
SECTION 4.1             WP Partners and WP Parents..................................
SECTION 4.2             Subsidiaries................................................
SECTION 4.3(c)          Authorization...............................................
SECTION 4.4             Non-Contravention...........................................
SECTION 4.5(a)          Financial Statements........................................
SECTION 4.6             Absence of Certain Changes..................................
SECTION 4.7             Title to Assets.............................................
SECTION 4.8(a)          Leased Real Property........................................
SECTION 4.8(b)          Owned Real Property.........................................
SECTION 4.8(c)          Land Contracts..............................................
SECTION 4.8(d)          Other Real Property Representations.........................
SECTION 4.9             Intellectual Property.......................................
SECTION 4.10            Litigation..................................................
SECTION 4.11            Employee Benefit Matters....................................
SECTION 4.12            Taxes.......................................................
SECTION 4.14            Contracts and Commitments...................................
SECTION 4.15            Permits and Other Operating Rights..........................
SECTION 4.16            Labor Matters...............................................
SECTION 4.17            Environmental Matters.......................................

                                      TABLE OF CONTENTS
                                                                                        PAGE
                                                                                      --------
SECTION 4.18            Warranty Obligations........................................
SECTION 4.19            Homeowner Associations......................................
SECTION 4.20            Assets Necessary to the WP Business.........................
SECTION 4.25            Non-Controlled WP Entities..................................
SECTION 6.2             Conduct of Business Pending Closing.........................

SCHULER DISCLOSURE SCHEDULE:

SECTION 1.1             Financing Consents..........................................
SECTION 5.2             Subsidiaries................................................
SECTION 5.3(b)          Authorization...............................................
SECTION 5.4             Non-Contravention...........................................
SECTION 5.6             Absence of Certain Changes..................................
SECTION 5.7             Title to Assets.............................................
SECTION 5.8(a)          Leased Real Property........................................
SECTION 5.8(b)          Owned Real Property.........................................
SECTION 5.8(c)          Land Contracts..............................................
SECTION 5.8(d)          Other Real Property Representations.........................
SECTION 5.9             Intellectual Property.......................................
SECTION 5.10            Litigation..................................................
SECTION 5.11            Employee Benefit Matters....................................
SECTION 5.12            Taxes.......................................................
SECTION 5.14            Contracts and Commitments...................................
SECTION 5.15            Permits and Other Operating Rights..........................
SECTION 5.16            Labor Matters...............................................
SECTION 5.17            Environmental Matters.......................................
SECTION 5.18            Warranty Obligations........................................
SECTION 5.19            Homeowner Associations......................................
SECTION 5.20            Assets Necessary to the Schuler Business....................
SECTION 5.24            Non-Controlled Schuler Entities.............................
SECTION 6.2             Conduct of Business Pending Closing.........................

                      AGREEMENT AND PLAN OF REORGANIZATION

    AGREEMENT AND PLAN OF REORGANIZATION, dated as of September 12, 2000, by and among Schuler Homes, Inc., a Delaware corporation ("Schuler"), Apollo Real Estate Investment Fund, L.P., a Delaware limited partnership ("Apollo"), Blackacre WPH, LLC, a Delaware limited liability company ("Blackacre"), Highridge Pacific Housing Investors, L.P., a California limited partnership ("Highridge"), AP WP Partners, L.P., a Delaware limited partnership ("APWP"), AP Western GP Corporation, a Delaware corporation ("AP Western"), AP LHI, Inc., a California corporation ("APLHI"), and Lamco Housing, Inc., a California corporation ("Lamco" and, together with Apollo, Blackacre, Highridge, APWP, AP Western and APLHI, the "WP Partners").

                                    RECITALS

    A. The WP Partners hold all of the partnership interests in Western Pacific Housing Development Limited Partnership, a California limited partnership ("WPHD"), and Western Pacific Development II Limited Partnership, a California limited partnership ("WPHDII"), and all of the membership interests in WPH-Porter, LLC, a Delaware limited liability company ("WPHL" and, together with WPHD and WPHDII, the "WP Parents"; the respective partnership and membership interests in the WP Parents are referred to herein as the "WP Interests").

    B. The WP Partners and the Board of Directors of Schuler have approved, and deem it advisable and in the best interests of their respective companies, stockholders, partners and members to consummate the reorganization (the "Reorganization") provided for herein, pursuant to which, among other things, Schuler Holdings, Inc. ("Newco"), will acquire (i) all of the common stock of Schuler through the merger of Merger Sub (as defined below) with Schuler and
(ii) all of the WP Interests through the contribution of the WP Interests from the WP Partners to WPH-Schuler, LLC, a Delaware limited liability company to be wholly owned by certain of the WP Partners ("WP LLC"), and the contribution of the WP Interests from WP LLC to Newco in exchange for shares of Newco.

    C. For federal income tax purposes, it is intended that the transfers by WP LLC pursuant to the Reorganization qualify as an exchange under the provisions of Section 351 of the Code (as defined below) and Merger A and Merger B (both as defined below), as applicable, qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

    D. In order to induce the WP Partners to enter into this Agreement, The James and Patricia Schuler Foundation, a Hawaii non-profit corporation (the "Foundation"), and James K. Schuler, as sole trustee for the James K. Schuler Revocable Living Trust and the James K. Schuler 1998 Qualified Annuity Trust (collectively with the Foundation, "James Schuler"), is concurrently herewith entering into a Voting Agreement with Apollo, Blackacre and Highridge pursuant to which James Schuler will agree to vote his Schuler shares in favor of the Reorganization at the meeting of the stockholders of Schuler held in connection with the Reorganization (the "Schuler Stockholder Meeting").

    E. In order to induce the parties hereto to enter into this Agreement, the WP Partners and Schuler have provided for the execution and delivery of certain ancillary agreements, including Non-Competition Agreements, and a Stockholders Agreement and Registration Rights Agreement providing for certain voting and other restrictions with respect to the shares of Newco Common Stock (as defined below) to be beneficially owned by James Schuler, WP LLC and the WP Partners.

    F. The WP Partners and Schuler desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby.

    NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

    1.1 CERTAIN DEFINED TERMS. As used in this Agreement, the following terms shall have the following meanings (such definitions to be equally applicable to both the singular and plural forms of the terms defined):

    "ACTION" means any claim, action, suit or arbitration, or any other proceeding, in each instance by or before any Governmental Authority or any nongovernmental arbitration, mediation or other nonjudicial dispute resolution body.

    "AFFILIATE" has the meaning set forth in Rule 12b-2 of the regulations under the Exchange Act.

    "AGREEMENT" means this Agreement and Plan of Reorganization, including all schedules and exhibits hereto, as it may be further amended from time to time as herein provided.

    "AGREEMENT DATE" means September 12, 2000.

    "ANCILLARY AGREEMENTS" means, collectively, the Non-Competition Agreements, the Stockholders Agreement, the Registration Rights Agreement, the WP LLC Assignment and the GP Assignments.

    "APLHI" has the meaning specified in the Recitals.

    "ANTITRUST AUTHORITIES" has the meaning specified in Section 6.4(c).

    "APOLLO" has the meaning specified in the Recitals.

    "AP WESTERN" has the meaning specified in the Recitals.

    "APWP" has the meaning specified in the Recitals.

    "BANKERS TRUST" means Bankers Trust Company, a New York banking corporation.

    "BLACKACRE" has the meaning specified in the Recitals.

    "BOOKS AND RECORDS" means all of the following which pertain to the conduct of the WP Business or Schuler Business, as applicable: books, records, manuals and other materials, accounting books and records, continuing property records for property, plant and equipment, files, computer tapes, disks, other storage media and records, advertising matter, catalogues, price lists, correspondence, mailing lists, lists of customers and suppliers, distribution lists, photographs, production data, sales and promotional materials and records, purchasing materials and records, personnel records, credit records, manufacturing and quality control records and procedures, blueprints, research and development files, data and laboratory books, patent and trademark files and disclosures, media materials and plates, sales order files, litigation files, deeds, easements and other instruments relating to the Real Property, any Tax Returns filed by the WP Entities, including all work papers and calculations in support of such Tax Returns, and any comparable information with respect to predecessors of the WP Entities to the extent available.

    "BYLAWS" means a corporation's bylaws, code of regulations or equivalent document.

    "CHARTER" means a company's certificate of formation, operating agreement, partnership agreement, articles of association, articles of incorporation, certificate of incorporation, or equivalent organizational documents.

    "CLOSING" means the closing of the transactions contemplated by this Agreement as specified in Section 3.1.

    "CLOSING DATE" has the meaning specified in Section 3.1.

    "CODE" means the United States Internal Revenue Code of 1986, as amended, and any successor statute thereto, and the rules and regulations of the IRS thereunder.

    "CONFIDENTIALITY AGREEMENT" means the Confidentiality Agreement, dated May 1, 2000, between Schuler and WPHD.

    "CONTRIBUTION" has the meaning specified in Section 2.5.

    "EFFECTIVE TIME" has the meaning specified in Section 2.1.

    "ENCUMBRANCE" means any interest (including any security interest), pledge, mortgage, lien, charge, adverse claim or other right of third Persons.

    "ENVIRONMENTAL LAWS" means all laws, regulations, ordinances, codes, policies, Governmental Orders and consent decrees currently in effect, and any judicial and administrative interpretations thereof, of Governmental Authorities, or any common law doctrines, in effect from time to time relating to pollution or protection of the environment and natural resources, including those relating to emissions, discharges, Releases or threatened Releases of Hazardous Material into the environment (including ambient air, surface water, groundwater or land), or otherwise relating to the manufacture, processing, distribution, use, possession, treatment, storage, disposal, transport or handling of Hazardous Material.

    "ENVIRONMENTAL PERMITS" means all permits, approvals, identification numbers, licenses and other authorizations required under any applicable Environmental Law.

    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute thereto, and the rules and regulations thereunder.

    "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and any successor statute thereto, and the rules and regulations of the SEC thereunder.

    "FINANCIAL STATEMENTS" has the meaning specified in Section 4.5(a).

    "FORM S-4" has the meaning specified in Section 6.8.

    "GAAP" means U.S. generally accepted accounting principles, unless expressly described otherwise.

    "GOVERNMENTAL AUTHORITY" means any international, national, Federal, state, municipal or local government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body.

    "GOVERNMENTAL ORDER" means any order, writ, rule, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

    "GP ASSIGNMENTS" has the meaning specified in Section 3.2(d).

    "HAZARDOUS MATERIAL" means any substance, pollutant, material or waste which is regulated or shall become regulated under any applicable Environmental Law, including any such materials regulated as hazardous or toxic substances or material, and including without limitation any crude oil or fraction thereof and petroleum products.

    "HIGHRIDGE" has the meaning specified in the Recitals.

    "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Section 7A of the Clayton Act, 15 U.S.C. Section18A, and the regulations promulgated thereunder.

    "IRS" means the Internal Revenue Service.

    "LAMCO" has the meaning specified in the Recitals.

    "LIABILITIES" means any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent or mature or unmatured.

    "MATERIAL ADVERSE EFFECT" means any event(s) with respect to, change(s) in, or effect(s) on, a Person which, individually or in the aggregate, is reasonably likely to be adverse to the business, results of operations or financial condition of such Person in a manner that is material to such Person.

    "MERGER A" has the meaning specified in Section 2.2.

    "MERGER A AGREEMENT" has the meaning specified in Section 2.2.

    "MERGER B" has the meaning specified in Section 2.6.

    "MERGER SUB" has the meaning specified in Section 2.2.

    "NEWCO" has the meaning specified in the recitals.

    "NEWCO CLASS A COMMON STOCK" has the meaning specified in Section 2.1.

    "NEWCO CLASS B COMMON STOCK" has the meaning specified in Section 2.5.

    "NEWCO COMMON STOCK" means, collectively, Newco Class A Common Stock and Newco Class B Common Stock.

    "NON-COMPETITION AGREEMENTS" means the Non-Competition Agreements between Newco and each of Eugene Rosenfeld, Craig Manchester and James Schuler, substantially in the form of Exhibit A.

    "PERMITTED LIENS" means any (a) mechanics', carriers', workers' and other similar liens arising in the ordinary course of business which are not delinquent and which in the aggregate are not material in amount, and do not interfere with the present use of the assets of the WP Entities or the Schuler Entities, as applicable, to which they apply; (b) liens for current Taxes and assessments not yet due and payable; (c) usual and customary non-monetary real property Encumbrances that do not and will not interfere with the operation of that portion of the WP Business or Schuler Business, as applicable, currently conducted on such property or the Business as a whole; and (d) all applicable zoning ordinances and land use restrictions.

    "PERSON" shall include any individual, trustee, firm, corporation, partnership, limited liability company, Governmental Authority or other entity, whether acting in an individual, fiduciary or any other capacity.

    "PROXY STATEMENT/PROSPECTUS" has the meaning specified in Section 6.8.

    "REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement among Newco, James Schuler, WP LLC, Apollo, Blackacre and Highridge, substantially in the form of Exhibit B.

    "RELEASE" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material).

    "REORGANIZATION" has the meaning specified in the Recitals.

    "SCHULER" has the meaning specified in the Recitals.

    "SCHULER BALANCE SHEET" has the meaning specified in Section 5.5(b).

    "SCHULER BUSINESS" means the Schuler Entities' business of designing, constructing, marketing and selling single-family homes, townhomes and condominiums in Arizona, California, Colorado, Hawaii, Oregon and Washington.

    "SCHULER COMMITMENTS" has the meaning specified in Section 5.14.

    "SCHULER COMMON STOCK" has the meaning specified in Section 2.3.

    "SCHULER DISCLOSURE SCHEDULE" means the Disclosure Schedule dated as of the Agreement Date, as amended in accordance with this Agreement, as delivered to the WP Partners by Schuler and forming a part of this Agreement.

    "SCHULER ENTITIES" means, collectively, Schuler and the Schuler
Subsidiaries.

    "SCHULER INDEMNIFIED PARTIES" has the meaning specified in Section 9.2.

    "SCHULER INTELLECTUAL PROPERTY" has the meaning specified in Section 5.9.

    "SCHULER LEASED REAL PROPERTY" has the meaning specified in Section 5.7(b).

    "SCHULER LOSS" has the meaning specified in Section 9.2.

    "SCHULER OWNED REAL PROPERTY" has the meaning specified in Section 5.8(b).

    "SCHULER REAL PROPERTY" has the meaning specified in Section 5.8(b).

    "SCHULER REQUIRED CONSENTS" means those consents, waivers, approvals, orders and authorizations of, notices to, and registrations, declarations, designations, qualifications and filings with, Governmental Authorities and third Persons, domestic or foreign, (a) set forth in Schuler Disclosure Schedule
Section 5.3(b), (b) required in order to eliminate the items set forth in Schuler Disclosure Schedule Section 5.4 from such section, (c) that otherwise are necessary in order to make the representations and warranties set forth in Sections 5.3(b) and 5.4 true and correct as of the Closing Date and (d) with respect to financings of the Schuler Entities, set forth on Schuler Disclosure Schedule Section 1.1.

    "SCHULER STOCKHOLDER MEETING" has the meaning specified in the Recitals.

    "SCHULER SUBSIDIARIES" means, collectively, the Persons in which Schuler has a direct or indirect equity or ownership interest in excess of 10%.

    "SEC" means the United States Securities and Exchange Commission.

    "SECURITIES ACT" means the Securities Act of 1933, as amended, and any successor statute thereto, and the rules and regulations of the SEC thereunder.

    "STOCKHOLDERS AGREEMENT" means the Stockholders Agreement between Newco, James Schuler, WP LLC, Apollo, Blackacre and Highridge, substantially in the form of Exhibit C.

    "TAX" means any federal, state, local, or foreign income, gross receipts, license, payroll, parking, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Sec. 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated tax, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, including such item for which Liability arises as a transferee, successor-in-interest or by contract, or as a result of being a member of an affiliated or combined group.

    "TAX RETURN" means any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedules or attachments thereto, and including any amendment thereof.

    "TAXING AUTHORITY" means any Governmental Authority responsible for the imposition or collection of any Tax.

    "WPHD" has the meaning specified in the Recitals.

    "WPHDII" has the meaning specified in the Recitals.

    "WPHI" has the meaning specified in Section 2.1.

    "WPHL" has the meaning specified in the Recitals.

    "WP BALANCE SHEET" has the meaning specified in Section 4.5(b).

    "WP BUSINESS" means the WP Entities' business of designing, constructing, marketing and selling single-family homes, townhomes and condominiums in California.

    "WP COMMITMENTS" has the meaning specified in Section 4.14.

    "WP DISCLOSURE SCHEDULE" means the Disclosure Schedule dated as of the Agreement Date, as amended in accordance with this Agreement, as delivered to Schuler by the WP Partners and forming a part of this Agreement.

    "WP ENTITIES" means, collectively, the WP Parents and the WP Subsidiaries.

    "WP INTELLECTUAL PROPERTY" has the meaning specified in Section 4.9.

    "WP INTERESTS" has the meaning specified in the Recitals.

    "WP LEASED REAL PROPERTY" has the meaning specified in Section 4.7(b).

    "WP LLC" has the meaning specified in the Recitals.

    "WP LLC ASSIGNMENT" has the meaning specified in Section 3.2.

    "WP OWNED REAL PROPERTY" has the meaning specified in Section 4.8(b).

    "WP PARENTS" has the meaning specified in the Recitals.

    "WP PARTNERS" has the meaning specified in the Recitals.

    "WP PARTNERS INDEMNIFIED PARTIES" has the meaning specified in Section 9.3.


    "WP PARTNERS LOSS" has the meaning specified in Section 9.3.


    "WP REAL PROPERTY" has the meaning specified in Section 4.8(b).

    "WP REQUIRED CONSENTS" means those consents, waivers, approvals, orders and authorizations of, notices to, and registrations, declarations, designations, qualifications and filings with, Governmental Authorities and third Persons, domestic or foreign, (a) set forth in WP Disclosure Schedule Section 4.3(c),
(b) required in order to eliminate the items set forth in WP Disclosure Schedule
Section 5.4 from such section, (c) that otherwise are necessary in order to make the representations and warranties set forth in Sections 4.3(c) and 4.4 true and correct as of the Closing Date and (d) with respect to financings of the WP Entities, set forth on WP Disclosure Schedule Section 1.1.

    "WP SUBSIDIARIES" means, collectively, the Persons in which any WP Parent has a direct or indirect equity or ownership interest in excess of 10%.

    1.2 OTHER DEFINED TERMS. In addition to the terms defined in Section 1.1, certain other terms are defined elsewhere in this Agreement and, whenever such terms are used in this Agreement, they shall have their respective defined meanings.

                                   ARTICLE II
                                 REORGANIZATION

    2.1  FORMATION OF NEWCO; EFFECTIVE TIME.

    (a) NEWCO. Immediately following the Agreement Date, Schuler and the WP Partners shall form Newco as a corporation under the laws of the State of Delaware. The Charter and Bylaws of Newco shall be substantially in the forms set forth in Exhibit D. In connection with such formation, each of

Schuler and Western Pacific Housing, Inc. ("WPHI") shall purchase 100 shares of Class A common stock, par value $0.001 per share, of Newco ("Newco Class A Common Stock"), which shares shall be issued to each of Schuler and WPHI at a price of $1.00 per share.

    (b) DIRECTORS AND OFFICERS OF NEWCO. The directors and officers of Newco shall be the Persons set forth on Schedule 2.1(b). Each such officer and director shall remain in office until his or her successors are duly appointed or elected in accordance with applicable law.

    (c) EFFECTIVE TIME. The term "Effective Time" shall mean the time and date which is the date and time of the filing of the certificate of merger relating to Merger A with the Secretary of State of the State of Delaware (or such other date and time as may be specified in such certificate as may be permitted by law) or such other time and date as Schuler and the WP Partners may agree upon

    2.2  MERGER A.

    (a) ORGANIZATION OF MERGER SUB. Immediately prior to the Closing Date, Schuler and the WP Partners shall cause Newco to form Schuler Reorganization Sub, Inc. as a corporation under the laws of the State of Delaware and as a wholly owned subsidiary of Newco ("Merger Sub"). Merger Sub shall be organized for the sole purpose of effectuating Merger A as contemplated herein. The Charter and Bylaws of Merger Sub shall be substantially in the forms set forth in Exhibit E. The authorized capital stock of Merger Sub shall consist of 100 shares of common stock, par value $0.001 per share, all of which shall be issued to Newco at a price of $1.00 per share.

    (b) ACTIONS OF DIRECTORS AND OFFICERS. Immediately prior to the Closing Date, Schuler and the WP Partners shall cause (i) Newco to elect the directors of Newco as the directors of Merger Sub, (ii) the directors of Merger Sub to elect the officers of Schuler as the officers of Merger Sub, (iii) the directors of Newco to ratify and approve this Agreement and the Agreement and Plan of Merger substantially in the form of Exhibit F (the "Merger A Agreement"),
(iv) the Merger A Agreement to be executed on behalf of the parties thereto, and
(v) the directors and officers of Merger Sub to take such steps as may be necessary or appropriate to complete the organization of the Merger Sub and to approve the Merger A Agreement.

    (c) ACTIONS OF NEWCO AND MERGER SUB. Immediately prior to the Closing Date, Schuler and the WP Partners shall cause Newco to ratify and approve this Agreement, and shall cause Newco, as the sole shareholder of Merger Sub, to adopt the Merger A Agreement. Schuler and the WP Partners shall cause Newco and Merger Sub to perform their respective obligations under this Agreement and the Merger A Agreement.

    (d) MERGER A. Upon the terms and subject to the conditions herein set forth and in the Merger A Agreement, Merger Sub shall be merged with and into Schuler ("Merger A") in accordance with the applicable provisions of the laws of the State of Delaware. Schuler shall be the surviving corporation in Merger A and shall continue its corporate existence under the laws of the State of Delaware. As a result of Merger A, Schuler shall become a wholly owned subsidiary of Newco. The effects and consequences of Merger A shall be as set forth in the Merger A Agreement.

    (e) NAME CHANGES. Concurrently with the Effective Time, Schuler and the WP Partners shall cause Schuler to file with the Secretary of State of Delaware an amendment to its Charter to change its name to Schuler Residential, Inc. and shall cause Newco to file with the Secretary of State of Delaware an amendment to its Charter to change its name to Schuler Homes, Inc.

    2.3  EFFECT OF MERGER A ON SECURITIES OF SCHULER, MERGER SUB AND NEWCO.

    (a) MERGER SUB STOCK. At the Effective Time of Merger A, each share of the common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and shall become one share of common stock of the surviving corporation of Merger A.

    (b) CONVERSION OF SCHULER STOCK. (i) Subject to Section 2.3(b)(ii), at the Effective Time, each share of common stock, par value $0.01 per share, of Schuler ("Schuler Common Stock") issued and outstanding at the Effective Time shall be converted into one share of Newco Class A Common Stock. Upon such conversion, all such shares of Schuler Common Stock shall be cancelled and cease to exist, and each certificate theretofore representing any such shares shall, without any action on the part of the holder thereof, be deemed to represent an equivalent number of shares of Newco Class A Common Stock.

        (i) At the Effective Time, each share of Schuler Common Stock which is held in the treasury of Schuler immediately prior to the Effective Time shall, by virtue of Merger A, cease to be outstanding and shall be cancelled and retired without payment of any consideration therefor.

        (ii) At the Effective Time, each outstanding option to purchase shares of Schuler Common Stock issued pursuant to the Schuler Homes, Inc. Amended and Restated 1992 Stock Option Plan and 1998 Employee Stock Purchase Plan (each, a "Schuler Option") shall be assumed by Newco in such manner that it is converted into an option to purchase shares of Newco Class A Common Stock, with each such Schuler Option to otherwise be exercisable upon the same terms and conditions as then are applicable to such Schuler Option, including the number of shares and exercise price provided thereby. At the Effective Time, Newco shall assume all rights and obligations of Schuler under such plan as in effect at the Effective Time and shall continue such plan in accordance with its terms.

    (c) NEWCO STOCK HELD BY SCHULER. At the Effective Time of Merger A, the 100 shares of Newco Class A Common Stock issued to each of Schuler and WPHI pursuant to Section 2.1 shall be redeemed by Newco and cease to be outstanding in consideration of a $100 payment by Newco to each of Schuler and WPHI.

    2.4 DIVIDENDS, ETC. (a) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared after the Effective Time on Newco Class A Common Stock shall be paid with respect to any shares of Schuler Common Stock, until a certificate representing such shares of Schuler Common Stock (a "Schuler Certificate") is surrendered for exchange as provided herein. Subject to the effect of applicable laws, following surrender of any such Schuler Certificate, there shall be paid to the holder of the Newco
Class A Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Newco Class A Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Newco Class A Common Stock, less the amount of any withholding taxes which may be required thereon.

    (b) At or after the Effective Time, there shall be no transfers on the stock transfer books of Schuler of the shares of Schuler Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates representing any such shares are presented to the surviving corporation of Merger A or Newco, they shall be cancelled and exchanged for certificates for the consideration, if any, deliverable in respect thereof pursuant to this Agreement and the Merger A Agreement in accordance with the procedures set forth in this Article II. Schuler Certificates surrendered for exchange by any person constituting an Affiliate of Schuler, shall not be exchanged until Newco has received an Affiliate Letter from such Person substantially in the form of Exhibit G.

    (c) None of Schuler, Newco, the surviving corporation of Merger A or any other Person shall be liable to any former holder of shares of Schuler Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

    (d) In the event that any Schuler Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Schuler Certificate to be lost, stolen or destroyed and, if required by Newco, the posting by such person of a bond in such reasonable amount as Newco may direct as indemnity against any claim that may be made against it with respect to such Schuler Certificate, Newco will issue in exchange for such lost, stolen or destroyed Schuler Certificate the unpaid dividends and distributions on shares of Newco Class A Common Stock as provided in Section 2.4(a), deliverable in respect thereof pursuant to this Agreement and the Merger A Agreement.

    2.5 WP PARTNERS' AND WP LLC'S CONTRIBUTION. Upon the terms and subject to the conditions herein set forth, on the business day immediately following the date of the Effective Time, the WP Partners shall cause WP LLC to contribute, transfer, convey, assign and deliver to Newco, and Newco shall accept and acquire from WP LLC, free and clear of all Encumbrances, all of the rights, title and interest of WP LLC in and to the WP Interests (the "Contribution"). In consideration of the Contribution, WP LLC and Bankers Trust shall receive an aggregate number of shares of Class B common stock, par value $0.001 per share, of Newco ("Newco Class B Common Stock") equal to the number of shares of Newco Class A Common Stock to be issued as of the Effective Time pursuant to the terms of Section 2.3. From such aggregate number of shares of Newco Class B Common Stock, Bankers Trust shall receive the amount determined in accordance with that
certain Amended and Restated Loan Agreement, dated as of       , 1998, by and
among WPHD, Bankers Trust and the other parties named therein, and WP LLC shall receive the remainder.

    2.6  MERGER B.

    (a) PRIVATE LETTER RULING. Schuler and the WP Partners shall jointly submit to the IRS as soon as practicable a private letter ruling request (the "Ruling Request") with respect to the Merger B transaction structure described and defined in this Section 2.6. In the event that Schuler and the WP Partners receive a ruling by the IRS in connection with the Ruling Request that the Contribution qualifies as an exchange under Section 351 of the Code in connection with Merger B (a "Favorable Ruling"), then the parties, upon the terms and subject to the conditions herein set forth, shall implement Merger B as soon as practicable after the Closing. Schuler and the WP Partners shall cooperate in good faith with respect to the preparation and submission of the Ruling Request and any dealings with the IRS with respect thereto with a view to obtaining a Favorable Ruling as promptly as practicable (whether before or after the Closing). All communications with the IRS shall be held jointly with the representatives of Schuler and the WP Partners identified in the Ruling Request and all representations and factual statements and information in the Ruling Request shall be true, correct and complete in all material respects. Schuler and the WP Partners agree that the receipt of a Favorable Ruling shall not constitute a condition to Closing.

    (b) MERGER B. As soon as practicable after receipt of a Favorable Ruling (but in no event prior to the Closing), Schuler and the WP Partners shall cause Schuler to be merged with and into Newco ("Merger B") in accordance with
Section 253 of the Delaware General Corporation Law ("Section 253"). Newco shall be the surviving corporation in Merger B and shall continue its corporate existence under the laws of the State of Delaware. The effects and consequences of Merger B shall be as set forth in Section 253. If a Favorable Ruling is not received or the Ruling Request is withdrawn, then upon the occurrence of such event this Section 2.6(b) shall have no further force and effect and Merger B shall not occur.

                                  ARTICLE III
                                    CLOSING

    3.1 CLOSING. Subject to the fulfillment or waiver of the conditions precedent set forth in Articles VII and VIII, the consummation of the transactions contemplated by this Agreement and the Merger A Agreement (the "Closing") shall begin at the offices of Orrick, Herrington & Sutcliffe LLP,

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
San Francisco, California, at 8:00 a.m., local time, (a) on the last business day of the month in which all such conditions are fulfilled or waived, effective as of 11:59 p.m. as of the last calendar day of such month, or (b) at such other date, time or place as the parties hereto may agree upon in writing. The date on which the transactions contemplated by Section 2.5 hereof are consummated is referred to herein as the "Closing Date."

    3.2 WP PARTNERS' OBLIGATIONS AT CLOSING. At the Closing, the WP Partners shall deliver or cause to be delivered to Schuler and Newco:

    (a) An assignment, in substantially the form of Exhibit H, evidencing the Contribution (the "WP LLC Assignment");

    (b) Certificates of duly authorized officers of the WP Partners, each dated the Closing Date, certifying as to the matters requested by Schuler pursuant to
Section 7.5;

    (c) Each Ancillary Agreement, duly executed by WP LLC, the WP Partner and/or officer thereof indicated therein as a signatory thereto;

    (d) Assignments to Newco or a newly-formed Person wholly-owned by Newco, free and clear of any Encumbrances and without any charges, and the assumption by Newco or such newly-formed Person of the duties thereunder as of the Closing, of the general partner and managing member interests in the WP Entities not otherwise included in the Contribution (the "GP Assignments");

    (e) The Charter and Bylaws, as amended to date, of each WP Entity, and all corporate seals, minute books, stock transfer books or equivalent company records, of each WP Entity; and

    (f) The opinion or opinions of Morgan, Lewis & Bockius LLP and other WP Partners counsel, as applicable, substantially in the form of Exhibit I-1.

    3.3 SCHULER OBLIGATIONS AT CLOSING. At the Closing, Schuler shall deliver or cause to be delivered to the WP Partners:

    (a) Certificates of duly authorized officers of Schuler, each dated the Closing Date, certifying as to the matters requested by the WP Partners pursuant to Section 8.5;

    (b) Each Ancillary Agreement to which Newco and/or James Schuler is a party, duly executed by Newco and/or James Schuler, as applicable; and

    (c) The opinion of Orrick, Herrington & Sutcliffe LLP substantially in the form of Exhibit J.

    3.4 NEWCO OBLIGATIONS AT CLOSING. At the Closing, Newco shall deliver or cause to be delivered to WP LLC and Bankers Trust certificates representing the Newco Class B Common Stock in the respective amounts determined in accordance with Section 2.5 and registered in the name of WP LLC and Bankers Trust, respectively. At the Closing, Newco shall deliver to Schuler and the WP Partners a certificate to the effect that Newco (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to own its assets and properties and to conduct its business as and where it is then being conducted and (b) has full power and authority to enter into the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby.

                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES
                               OF THE WP PARTNERS

    Each of the WP Partners, jointly and severally, represents and warrants to Schuler as follows.

    4.1  WP PARTNERS AND WP PARENTS.

    (a) WP PARTNERS ORGANIZATION. Apollo is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to own its assets and properties and to conduct its business as and where it is now being conducted. Blackacre is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to own its assets and properties and to conduct its business as and where it is now being conducted Highridge is limited partnership duly organized, validly existing and in good standing under the laws of the State of California and has full power and authority to own its assets and properties and to conduct its business as and where it is now being conducted. APWP is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to own its assets and properties and to conduct its business as and where it is now being conducted. AP Western is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to own its assets and properties and to conduct its business as and where it is now being conducted. APLHI is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has full power and authority to own its assets and properties and to conduct its business as and where it is now being conducted. Lamco is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has full power and authority to own its assets and properties and to conduct its business as and where it is now being conducted.

    (b) WP PARENTS ORGANIZATION. Each of WPHD and WPHD II is a limited partnership duly organized, validly existing and in good standing under the laws of the State of California and has full power and authority to own its assets and properties and to conduct its business as and where it is now being conducted. WPHL is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to own its assets and properties and to conduct its business as and where it is now being conducted.

    (c) TRANSACT BUSINESS. Each WP Partner and WP Parent is duly qualified to transact business as a foreign Person and is in good standing in every jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on the WP Entities or the WP Business.

    (d) CHARTER AND BYLAWS. The WP Partners have delivered to Schuler complete and correct copies of the Charter and Bylaws of each WP Partner and WP Parent as in effect as of the Agreement Date.

    (e) WP INTERESTS CAPITALIZATION. WP Disclosure Schedule Section 4.1 contains an accurate and complete list of the WP Parents, the percentage of each class of ownership interests owned therein and the names and percentage ownership of all partners and members therein. Except as set forth in WP Disclosure Schedule Section 4.1, (i) all WP Interests are owned directly by the WP Partners, free and clear of any Encumbrance, (ii) there are no voting trusts, voting agreements or similar understandings applicable to such WP Interests and there are no options, warrants or other rights, agreements or commitments (other than this Agreement) obligating the WP Partners or any WP Parent to issue, sell or transfer any shares of capital stock, ownership interests or other securities (equity or otherwise) of any WP Parent. All of the outstanding WP Interests are duly authorized, validly issued, fully paid, nonassessable (except for the WP Interests constituting general partner interests) and are without, and were not issued in violation of, preemptive rights or any applicable law. Upon delivery to Newco of the WP Interests pursuant to the Contribution, the WP Interests will have been transferred to Newco, free and clear of any Encumbrances. None of the WP Partners has received any notice of any adverse claim to their respective title to the WP Interests.

    (f) NO BENEFICIAL OWNERSHIP IN SCHULER. No WP Partner or Affiliate thereof beneficially owns any shares of Schuler Common Stock.

    4.2  SUBSIDIARIES.

    (a) ORGANIZATION. Each WP Subsidiary is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full power and authority to own its assets and properties and to conduct its business as and where it is now being conducted.

    (b) TRANSACT BUSINESS. Each WP Subsidiary is duly qualified to transact business as a foreign Person and is in good standing in every jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on the WP Entities or the WP Business.

    (c) CHARTER AND BYLAWS. The WP Partners have delivered to Schuler complete and correct copies of the Charter and Bylaws each WP Subsidiary as in effect as of the Agreement Date.

    (d) WP SUBSIDIARIES CAPITALIZATION. WP Disclosure Schedule Section 4.2 contains an accurate and complete list of: (i) the name of each WP Subsidiary;
(ii) the name of each other partnership, limited liability company, corporation, joint venture or other Person in which any of the WP Parents has, directly or indirectly, any material equity interest; (iii) in the case of each corporation specified in clauses (i) and (ii) above, (A) the jurisdiction of its incorporation; (B) the capitalization thereof and the percentage of each class of voting capital stock owned directly or indirectly by each of the WP Parents and (C) the names and percentage ownerships of all Persons known by the WP Partners to be record or beneficial owners of shares of capital stock of each such corporation; and, (iv) in the case of each unincorporated entity specified in clauses (i) and (ii) above, the equivalent of the information provided pursuant to the preceding clause (iii) with respect to corporate entities. Except as set forth in WP Disclosure Schedule Section 4.2, (i) all shares of capital stock of each corporation and ownership interests of each unincorporated entity identified in the preceding sentence are owned directly or indirectly by the WP Parents, free and clear of any Encumbrance, (ii) there are no voting trusts, voting agreements or similar understandings applicable to such shares of capital stock or ownership interests and there are no options, warrants or other rights, agreements or commitments (other than this Agreement) obligating the WP Partners or any WP Entity to issue, sell or transfer any shares of capital stock, ownership interest or other securities (equity or otherwise) of any WP Subsidiary. All of the outstanding capital stock, partnership interests, membership interests and other interests of each WP Subsidiary is duly authorized, validly issued, fully paid, nonassessable (except for such interests constituting general partner interests) and is without, and was not issued in violation of, preemptive rights or any applicable law. Except as listed on WP Disclosure Schedule Section 4.2, neither WP Partner nor any Affiliate thereof beneficially owns any capital stock, partnership interest, membership interest or other equity interest in any WP Subsidiary.

    4.3 AUTHORIZATION. (a) Each of the WP Partners has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by each of the WP Partners has been duly authorized by all necessary corporate, partnership or company action, as the case may be, on the part of the WP Partners. This Agreement has been duly executed and delivered by the WP Partners. This Agreement constitutes a legal, valid and binding obligation of each of the WP Partners, enforceable against each of the WP Partners in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

    (b) Each WP Partner has full power and authority to enter into the Ancillary Agreements to which it is a party and to consummate the transactions contemplated thereby. The execution and delivery of the Ancillary Agreements and the consummation of the transactions contemplated thereby by the WP Partners who are parties thereto have been duly authorized by all necessary corporate, partnership or company action, as the case may be, on the part of such WP Partner. Each Ancillary Agreement to which a WP Partner is a party, when executed and delivered by such WP Partner, will constitute a legal, valid and binding obligation of such WP Partner, enforceable against such WP Partner in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

    (c) Except (i) for compliance with the notification, filing and waiting period requirements of the HSR Act or (ii) as otherwise set forth in WP Disclosure Schedule Section 4.3(c), no consent, waiver, approval, order or authorization of, notice to, or registration, declaration, designation, qualification or filing with, any Governmental Authority or third Person, domestic or foreign, is or has been or will be required on the part of any WP Partner or WP Entity in connection with the execution and delivery of this Agreement or any Ancillary Agreement or the consummation by the WP Partners of the transactions contemplated hereby or thereby, other than where the failure to obtain such consents, waivers, approvals, orders or authorizations or to make or effect such registrations, declarations, designations, qualifications or filings will not (X) prevent or materially delay consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, (Y) prevent such WP Partner from performing its obligations under this Agreement and the Ancillary Agreements or (Z) result in a Material Adverse Effect on the WP Entities or the WP Business.

    4.4  NON-CONTRAVENTION.  Except as set forth in WP Disclosure Schedule
Section 4.4, neither the execution and delivery of this Agreement or any Ancillary Agreement by any WP Partner, nor the consummation by any of them of the transactions contemplated hereby or thereby, will violate or conflict with, or result in the acceleration of rights, benefits or payments under, (a) any provision of the Charter or Bylaws of any WP Partner or WP Entity, (b) any statute, law, regulation or Governmental Order to which any WP Partner or WP Entity or any of its assets or properties may be bound or subject, (c) any debt, note, bond, indenture, Encumbrance, lease, license, instrument, contract, commitment or other agreement to which any WP Partner or WP Entity is a party or by which it or any of its assets or properties may be bound or subject, except, with respect to clauses (b) and (c), for such violations and conflicts which will not (i) prevent or materially delay consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, (ii) prevent such WP Partner from performing its obligations under this Agreement and the Ancillary Agreements or (iii) result in a Material Adverse Effect on the WP Entities or the WP Business.

    4.5 FINANCIAL STATEMENTS; NO UNDISCLOSED LIABILITIES. (a) WP Disclosure Schedule Section 4.5(a) sets forth (i) the audited combined consolidated balance sheet for the WP Parents as at March 31, 2000 and March 31, 1999, (ii) the unaudited combined consolidated balance sheet for the

WP Parents as at June 30, 2000 and June 30, 1999, (iii) the audited combined consolidated statements of income, partners' capital and cash flows including the footnotes thereto of the WP Partners for each of the three fiscal years ended March 31, 2000 and (iv) the unaudited combined consolidated statements of income, partners' capital and cash flows including the footnotes thereto of the WP Partners for the quarters ended June 30, 2000 and June 30, 1999 (collectively, the "Financial Statements"). Except as set forth in WP Disclosure Schedule Section 4.5(a), the Financial Statements have been prepared from the books and records of the WP Entities in accordance with GAAP applied on a basis consistent with prior periods, and the audited Financial Statements have been examined and are accompanied by the unqualified reports of Ernst & Young LLP, independent certified public accountants. Except as set forth in WP Disclosure Schedule Section 4.5(a), the balance sheets included in the Financial Statements present fairly, in all material respects, the financial condition of the WP Entities as at the dates thereof, and the income statements included in the Financial Statements present fairly, in all material respects, the results of operations of the WP Entities for the periods covered thereby. The books and records of the WP Entities from which the Financial Statements were prepared were complete and accurate in all material respects at the time of such preparation and accurately reflect all material transactions of the WP Entities when taken as a whole. The WP Entities have accounting controls sufficient to ensure that such transactions are (X) executed in accordance with management's general or specific authorization and (Y) are recorded in conformity with GAAP so as to maintain accountability of assets.

    (b) The WP Entities have no Liabilities, except for Liabilities
(i) reflected in the balance sheet as at June 30, 2000 included in the Financial Statements (the "WP Balance Sheet"), (ii) incurred by the WP Entities in the ordinary course of business and consistent with past practices since the date of the Balance Sheet, (iii) which in the aggregate are less than $2,000,000 or
(iv) otherwise disclosed in the WP Disclosure Schedule. As used in this
Section 4.5(b), the term "Liabilities" excludes any Liabilities under permits, licenses, orders, approvals, authorizations, contracts, agreements or commitments for future payments or performance where the applicable WP Entity is not currently in violation of or default under any provision thereof.

    4.6 ABSENCE OF CERTAIN CHANGES. Except as set forth in WP Disclosure Schedule Section 4.6, since the date of the WP Balance Sheet:

    (a) The WP Entities, taken as a whole, have not suffered any damage or destruction adversely affecting the WP Business or the tangible assets owned or leased by the WP Entities that has had or is reasonably likely to result in a loss, cost or expense to the WP Entities, taken as a whole, in excess of $2,000,000;

    (b) Except pursuant to debt agreements existing on the date of the WP Balance Sheet, no WP Entity has incurred, assumed or become subject to any additional indebtedness for money borrowed or purchase money indebtedness, including capitalized leases;

    (c) No WP Entity has made any change in the compensation levels of the senior executives of such WP Entity (i.e., vice presidents and above), any change in the manner in which other employees of such WP Entity generally are compensated, or any provision of additional or supplemental benefits for employees of such WP Entity generally, except normal periodic increases, promotions or payments under compensation plans effected in the ordinary course of business and consistent with past practices;

    (d) No WP Entity has entered into any transaction not in the ordinary course of business, except as contemplated by this Agreement or any Ancillary Agreement;

    (e) Except for changes affecting the single-family home, townhome and/or condominium construction industry generally (nationwide or in specific locales), no Material Adverse Effect has occurred;

    (f) There have been no Encumbrances on the assets or properties of any WP Entity, other than Permitted Liens;

    (g) None of the WP Entities have made any material change in its accounting principles; and

    (h) No WP Entity has agreed, whether in writing or otherwise, to take any action described in this Section 4.6.

    4.7  TITLE TO ASSETS.  Except as set forth in WP Disclosure Schedule
Section 4.7, each WP Entity has good title to all of the assets and properties (including WP Owned Real Property) used in the conduct of the WP Business (including those reflected on the WP Balance Sheet), except for assets and properties sold, consumed or otherwise disposed of in the ordinary course of business and consistent with past practices since the date of the WP Balance Sheet, free and clear of any Encumbrance, other than Permitted Liens.

    4.8  REAL PROPERTY.

    (a) LEASED REAL PROPERTY. Except for real property leases and subleases the failure of which to possess or hold would not in the aggregate result in a WP Partners Loss in the aggregate in excess of $2,000,000 or which are part of the WP Entities' model home leaseback program, WP Disclosure Schedule
Section 4.8(a) contains an accurate and complete list of all real property leased or subleased to the WP Entities as of the Agreement Date (the "WP Leased Real Property" and, together with the WP Owned Real Property, the "WP Real Property"). All leases and subleases of such WP Leased Real Property by the WP Entities (X) are legal, valid and binding obligations of the WP Entities, enforceable against the WP Entities in accordance with their terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity), and are in full force and effect, and (Y) originals or copies of which that were accurate and complete as of the date provided have been made available to Schuler for review. Except as disclosed in WP Disclosure Schedule
Section 4.8(a), the WP Entities enjoy peaceful and undisturbed possession under all leases and subleases of WP Leased Real Property, and, to the knowledge of the WP Partners and the WP Entities, all lessors under any lease or sublease of WP Leased Real Property (1) are not (with or without notice or the lapse of time, or both) in material breach or default thereunder, (2) have performed all material obligations required to be performed by it thereunder, and (3) have not given written notice to the WP Partners or the WP Entities of their intent to terminate such lease or sublease of WP Leased Real Property.

    (b) OWNED REAL PROPERTY. WP Disclosure Schedule Section 4.8(b) contains an accurate and complete list and brief description of all real property in which the WP Entities own an interest as of August 31, 2000 (except for the WP Land Contract Property and WP Option Real Property (as such terms are defined below) and WP Leased Real Property). Such real property, together with all such real property in which the WP Entities own an interest as of the Agreement Date, is referred to herein as the "WP Owned Real Property." Except as set forth on WP Disclosure Schedule Section 4.8(b), the WP Owned Real Property has all
(i) appropriate zoning, (ii) preliminary plan approval, (iii) utilities (or utilities are able to be timely obtained) and (iv) necessary access to and from public highways, streets and roads for construction and residential purposes (or such access will be timely obtained).

    (c) LAND CONTRACTS. WP Disclosure Schedule Section 4.8(c) contains an accurate and complete list and brief description of all written agreements, arrangements, contracts, and commitments as of September 7, 2000 to which any of the WP Entities is a party or entered into on behalf thereof pursuant to which any of the WP Entities (i) is obligated to purchase any developed or undeveloped real property, whether or not such obligation is subject to conditions (the "WP Land Contract Property") as of the Agreement Date or (ii) possesses an option to acquire any developed or undeveloped real property (the "WP Option Real Property"). In addition, WP Disclosure Schedule

Section 4.8(c) contains an accurate and complete list of all deposits or other moneys that would be forfeited or paid as a result of a failure to exercise the option on any such WP Option Real Property.

    (d)  OTHER REAL PROPERTY REPRESENTATIONS.

        (i) NO CONDEMNATION. No condemnation, eminent domain, or similar Action is pending or, to the knowledge of the WP Partners or the WP Entities, is threatened with respect to any WP Real Property which would, if successful, have a Material Adverse Effect on the WP Business.

        (ii) COMPLIANCE WITH LAWS. To the knowledge of the WP Partners and the WP Entities, the buildings and improvements on the developed WP Owned Real Property and the WP Leased Real Property and the subdivision of and improvements on the undeveloped WP Owned Real Property do not violate
    (A) any applicable law, including any building, set-back, or zoning law, ordinance, regulation, or statute, or Governmental Order or (B) any enforceable restrictive covenant affecting any such property, except for any violations which, individually or in the aggregate, will not have a Material Adverse Effect on the WP Business.

        (iii)  SITE OBLIGATIONS.  Except as set forth on WP Disclosure Schedule
    Section 4.8(d), to the knowledge of the WP Partners and the WP Entities, no WP Real Property is subject to any condition or obligation to any Governmental Authority or other Person requiring the owner or any transferee thereof to donate or otherwise transfer for less than fair value land or any interest therein, money or other property or to make off-site public improvements, other than obligations that would not have a Material Adverse Effect on the WP Business.

        (iv) ASSESSMENTS. No material development fees, in-lieu fees, school fees or charges or other developer-related charges or assessments by any Governmental Authority or any other Person for public facilities or improvements or otherwise made against the developed WP Owned Real Property or any lots included therein are past due and unpaid (other than those set forth on the WP Balance Sheet or on WP Disclosure Schedule Section 4.8(d)).

        (v) SUBDIVISION STANDARDS. Except as set forth on WP Disclosure Schedule Section 4.8(d), to the knowledge of the WP Partners and the WP Entities, the developed WP Owned Real Property and all lots included therein conform in all material respects to the appropriate Governmental Authority's subdivision standards, subdivision maps and any conditions of approval or recordation thereof and there is no material impediment to subdivision approval or issuance and recordation of subdivision maps for the undeveloped WP Owned Real Property, such approval to allow development of the undeveloped WP Owned Real Property for construction and sale of single-family homes, townhomes and/or condominiums at the density and materially in the manner currently anticipated by any of the WP Entities.

        (vi)  MORATORIA.  Except as set forth on WP Disclosure Schedule
    Section 4.8(d), to the knowledge of the WP Partners and the WP Entities, there is no moratorium applicable to any of the WP Owned Real Property to the extent any of the WP Entities plans further development thereof on
    (A) the issuance of building permits for the construction of houses, or certificates of occupancy therefor, or (B) the purchase or issuance of sewer or water taps or permits, to the extent any of the WP Entities plans or is required to rely on public water or sewer facilities.

        (vii) ENVIRONMENTAL MATTERS AND WETLANDS. Except as set forth on WP Disclosure Schedule Section 4.8(d), (A) none of the WP Real Property on which any of the WP Entities intends to construct residential dwellings is located within a "habitat for threatened or endangered plants or animals" or a "critical," "preservation," "conservation" or similar type of area which will materially affect any of the WP Entities' present development plans therefor, (B) no portion of the WP Real Property which any of the WP Entities has developed or intends to develop for residential lots and dwellings is situated within a "noise cone" such that the Federal Housing Administration will not approve mortgages due to the noise level classification of such Real Property and (C) no wetlands exist which are reasonably likely to restrict development of any of the WP Real Property as currently contemplated by any of the WP Entities.

        (viii) NO FOREIGN WP PARTNERS. No WP Partner is a "foreign person" within the meaning of Sections 1445 and 7701 of the Code.

        (ix) ZONING AND UTILITIES. No WP Entities own or have any interest in, or are contractually obligated to acquire or obtain any interest in, any real property which does not have, or will not have prior to such acquisition or obtaining of interest, residential zoning under any applicable general, special or specific plans and under any applicable zoning laws and regulations and the provision of potable water, sewage and other utilities available to the boundary of the land.

    4.9 INTELLECTUAL PROPERTY. WP Disclosure Schedule Section 4.9 contains an accurate and complete list of (a) all patents throughout the world, (b) all trademarks, trade names and service marks and applications therefor throughout the world, (c) all copyrights and applications therefor throughout the world,
(d) all software and computer programs, and (e) all licenses relating to patents, patent rights, know how, trade secrets, trademarks, trade names, service marks, software and computer programs or other intellectual property, in each case issued to or used or held for use by the WP Entities in the operation of the WP Business (collectively, the "WP Intellectual Property"; provided, however, that WP Disclosure Schedule Section 4.9 need not contain any WP Intellectual Property consisting of "off-the shelf" software or computer programs). Except as set forth in WP Disclosure Schedule Section 4.9, the WP Entities are the sole and exclusive owner or licensee of, with all right, title and interest in and to (free and clear of any Encumbrances, other than Permitted Liens), the WP Intellectual Property. To the knowledge of the WP Partners and the WP Entities, the use of any such WP Intellectual Property in the conduct of the WP Business as presently conducted does not violate any rights of any third Person, the violation of which would result in losses, costs or expenses in the aggregate in excess of $2,000,000. The WP Entities have not received written notice that the use of any such WP Intellectual Property in the conduct of the WP Business as presently conducted violates any rights of any third Person the violation of which would result in losses, costs or expenses in the aggregate in excess of $2,000,000.

    4.10  LITIGATION.  Except as described in WP Disclosure Schedule
Section 4.10, there is no Action pending or, to the knowledge of the WP Partners and the WP Entities, threatened against the WP Entities, whether at law or in equity, or before or by any Governmental Authority which (a) seeks damages or other monetary relief in excess of $2,000,000, (b) seeks injunctive relief which if granted could have a Material Adverse Effect on the WP Business or
(c) relates to the transactions contemplated by this Agreement or any Ancillary Agreement. Except as described in WP Disclosure Schedule Section 4.10, none of the WP Entities nor any of their properties or assets currently are subject to or bound by any Governmental Order (other than any Governmental Order that may be applicable generally to the industry in which the WP Business operates).

    4.11 EMPLOYEE BENEFIT MATTERS. (a) WP Disclosure Schedule Section 4.11 sets forth an accurate and complete list of (i) each "employee benefit plan" (as defined in Section 3(3) of ERISA) that is maintained by any WP Partner, WP Entity or other person or entity that, together with any WP Partner or WP Entity, is treated as a single employer under Section 414(b), (c), (m) or
(o) of the Code (each such other person or entity, an "ERISA WP Affiliate") for the benefit of any current or former employees of any WP Partner or WP Entity or any of the ERISA WP Affiliates (the "WP Employees"); (ii) to the extent not disclosed pursuant to the preceding clause (i), each plan, contract, program, policy, practice or arrangement, whether written or oral, funded or unfunded, providing stock options, stock ownership, stock purchase or award, phantom stock, stock appreciation rights, deferred compensation, retirement, insurance, flexible spending, dependent care, fringe benefit, vacation pay, holiday pay, sick pay, workers' compensation, severance or termination pay, supplemental unemployment benefits, employee loans, severance, educational assistance, incentive, bonus, or other profit-sharing arrangements for the benefit of the WP Employees (all plans, programs or arrangements described in the preceding clause (i) and this clause (ii) being collectively referred to as "WP Employee Plans"); and
(iii) an accurate and complete list of all employment, managerial, advisory, or consulting agreements, employee confidentiality agreements, employee severance agreements and all other material agreements, policies or arrangements maintained by the WP Partners or WP Entities or any of the ERISA WP Affiliates with respect to the WP Employees or individuals who are independent contractors providing services to any WP Partner or WP Entity or any of the ERISA WP Affiliates (all agreements, policies or arrangements described in this clause (iii) being collectively referred to as "WP Employee Agreements"). The WP Partners have delivered or made available to Schuler copies, which were accurate and complete as of the date so delivered, of all such (1) documents and (if applicable) summary plan descriptions as comprise, describe or similarly relate to the WP Employee Plans and WP Employee Agreements (including the most recent annual report on Form 5500, if applicable), and (2) summary description(s) of any such WP Employee Plans and WP Employee Agreements not otherwise in writing, and except as described in WP Disclosure Schedule Section 4.11, there have been no changes to such documents as of the Agreement Date.

    (b) Except as disclosed in WP Disclosure Schedule Section 4.11, (i) each WP Employee Plan that is intended to be qualified under Section 401(a) of the Code is so qualified in form and operation in all material respects, and nothing has occurred which could adversely affect the qualified status of any such WP Employee Plan; (ii) each WP Employee Plan and WP Employee Agreement has been operated or administered in accordance with its provisions and in material compliance with the statutes, rules and regulations governing such WP Employee Plan or WP Employee Agreement; (iii) no "disqualified person" or "party in interest" (as defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively) has engaged in any "prohibited transaction" (as defined in
Section 4975(c) of the Code or Section 406 of ERISA, respectively) which could subject the WP Partners, the WP Entities, the ERISA WP Affiliates, any WP Employee Plan (or their related trusts) or Schuler or Newco, to any material liability under Section 4975 of the Code or Section 502(i) or (l) of ERISA;
(iv) with respect to each WP Employee Plan, no event has occurred and there has been no failure to act upon the part of any WP Partner, any WP Entity or any fiduciary or "plan official" (as defined in Section 412 of ERISA) with respect to such WP Employee Plan that could subject the WP Partners, the WP Entities, the ERISA WP Affiliates, any WP Employee Plan or Schuler or Newco, to the imposition of any material Tax or penalty; (v) there are no Actions or audits, investigations or examinations by any Governmental Authority pending (other than routine claims for benefits) regarding any WP Employee Plan or WP Employee Agreement; (vi) no WP Employee Plan is subject to Section 412 of the Code or Title IV of ERISA, and no WP Partner, WP Entity or ERISA WP Affiliate has maintained or been obligated to make contributions to any such WP Employee Plan during the six-year period ending on the Agreement Date; (vii) no steps have been taken by any WP Partner, WP Entity or ERISA WP Affiliate to terminate any WP Employee Plan; (viii) each WP Employee Plan that is a "group health plan" (as defined in Section 5000(b)(1) of the Code) has been operated and administered in compliance with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Title I of ERISA and the Medicare secondary payor provisions of Section 1826(b) of the Social Security Act, and the regulations promulgated thereunder; (ix) no WP Partner, WP Entity or ERISA WP Affiliate currently contributes to any "multiemployer plan" (as defined in Section 3(37) of ERISA), and there has not been any complete or partial withdrawal from or termination of participation in any such WP Employee Plan that could result in withdrawal liability or similar liability for the WP Partners, the WP Entities, the ERISA WP Affiliates, the Schuler Entities, their Affiliates or Newco, whether directly or as a result of controlled group liability; and (x) all contributions, premiums and other payments that would normally be made or paid with respect to any WP Employee Plan on behalf of the WP Business or the WP Employees by the Closing Date will have been made by the Closing Date.

    (c) Except as set forth in this Agreement or WP Disclosure Schedule
Section 4.11, the execution of, and performance of the transactions contemplated by, this Agreement will not (either together with or upon the occurrence of any additional or subsequent events) constitute an event under any WP Employee Plan or WP Employee Agreement that could result in any payment (whether severance pay or otherwise), acceleration, vesting or increase in benefits with respect to any current or former employee of any WP Partner or WP Entity or any of the ERISA WP Affiliates, whether or not any such payment would be an "excess parachute payment" (as defined in Section 280G of the Code).

    (d) No WP Partner or WP Entity nor any of the ERISA WP Affiliates is required to maintain, contribute to or make payments under any WP Employee Plan or WP Employee Agreement by the law or applicable custom or rule of any jurisdiction outside of the United States.

    (e) Each WP Employee Plan and WP Employee Agreement complies with all applicable requirements of (i) the Age Discrimination in Employment Act of 1967, as amended, and the regulations thereunder; (ii) Title VII of the Civil Rights Act of 1964, as amended, and the regulations thereunder; and (iii) all other applicable laws. All amendments and actions required to bring each of the WP Employee Plans and WP Employee Agreements into conformity with all applicable provisions of the Code, ERISA and other applicable laws have been made or taken, except to the extent that such amendments or actions are not required by law to be made or taken until a date after the Closing Date and are disclosed in WP Disclosure Schedule Section 4.11.

    (f) Except as set forth in WP Disclosure Schedule Section 4.11, upon Closing Schuler or Newco or one or more of their Affiliates, as applicable, may terminate any WP Employee Plan or WP Employee Agreement or may cease contributions to or making payments under any WP Employee Plan or WP Employee Agreement without incurring any liability, other than a benefit liability accrued in accordance with the terms of such Plan or Agreement immediately prior to such termination or cessation of contributions.

    (g) All individuals who are or were performing consulting or other services for any WP Partner or WP Entity or any of the ERISA WP Affiliates are or were correctly classified by the such WP Partner, WP Entity or ERISA WP Affiliate as either "independent contractors" or "employees," as the case may be, and, at the Closing Date, will qualify for such classification.

    4.12  TAXES.  (a) Except as set forth in WP Disclosure Schedule
Section 4.12, (i) the WP Entities have timely filed or caused to be timely filed (or will timely file or cause to be timely filed) with the appropriate Taxing Authorities all Tax Returns required to be filed on or prior to the Closing Date (taking into account all extensions of due dates) by or with respect to the WP Entities and have timely paid or adequately provided for (or will timely pay or adequately provide for) all Taxes owed by the WP Entities (whether or not shown on any Tax Return) for the period up to and including the Closing Date, except where the failure to file such Tax Returns or pay any such Taxes would not, or could not reasonably be expected to, in the aggregate result in losses, costs or expenses to the WP Entities, taken as whole, in excess of $2,000,000 after the Closing Date, (ii) all such Tax Returns were or will be correct and complete in all material respects, and (iii) all withholding Tax requirements imposed on or with respect to the WP Entities have been or will be satisfied in full in all respects. No written claim has been made to the WP Partners or the WP Entities by any Taxing Authority in any jurisdiction where the WP Entities do not file Tax Returns asserting that any of them are required to file a Tax Return.

    (b) Except as set forth in WP Disclosure Schedule Section 4.12, (i) there have been no examinations or audits with respect to any Tax Return of, or which included, the WP Entities, and (ii) no assessment, deficiency or adjustment for any Taxes has been asserted in writing or, to the knowledge of the WP Partners and the WP Entities, is proposed with respect to any Tax Return of, or which includes, the WP Entities.

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
    (c) Except as set forth in WP Disclosure Schedule Section 4.12, there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to or which includes the WP Entities or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to or which includes the WP Entities.

    (d) The WP Balance Sheet fully accrues all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with GAAP. The WP Entities will establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all Taxes (other than income taxes) for the period from June 30, 2000 through the Closing Date.

    (e) All Tax allocation or sharing agreements or arrangements with respect to the WP Entities have been or will be cancelled on or prior to the Closing Date. No payments are or will become due by the WP Entities after the Closing Date pursuant to any such agreement or arrangement.

    (f) Except as set forth in WP Disclosure Schedule Section 4.12, none of the property of the WP Entities is held in an arrangement for which partnership Tax Returns are required to be filed, no WP Entity owns an interest in a partnership and no WP Entity owns any interest in any controlled foreign corporation (as defined in Section 957 of the Code) or passive foreign investment company (as defined in Section 1296 of the Code).

    (g) Except as set forth in WP Disclosure Schedule Section 4.12, none of the property of the WP Entities is subject to a safe-harbor lease (pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954 as in effect after the Economic Recovery Act of 1981 and before the Tax Reform Act of 1986) or is "tax-exempt use property" (within the meaning of Section 168(h) of the Code) or "tax-exempt bond financed property" (within the meaning of Section 168(g)(5) of the Code).

    (h) Except as set forth in WP Disclosure Schedule Section 4.12, none of the WP Entities will be required to include any amount in income for any taxable period beginning after the Closing Date as a result of a change in accounting method for any taxable period ending on or before the Closing Date or pursuant to any agreement with any Taxing Authority with respect to any such taxable period.

    (i) No WP Entity has consented to have the provisions of Section 341(f)(2) of the Code apply with respect to a sale of its stock.

    (j) Except as set forth in WP Disclosure Schedule Section 4.12, none of the WP Entities will, as a result of the transactions contemplated by this Agreement, be obligated to make a payment to an individual that would be a "parachute payment" as defined in Section 280G of the Code without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

    (k) Except as set forth in WP Disclosure Schedule Section 4.12, no power of attorney has been granted with respect to any matter relating to Taxes of the WP Entities which is currently in force.

    (l) Except as set forth in WP Disclosure Schedule Section 4.12, each WP Entity is taxed as a partnership for income tax purposes.

    4.13 COMPLIANCE WITH LAW. Except with respect to Environmental Laws (which are covered separately in Section 4.17), since December 31, 1996, no WP Entity has violated any law, statute, rule, regulation or Governmental Order which has subjected it to fines or penalties in excess of $2,000,000 in the aggregate. As of the Agreement Date, each WP Entity is in compliance in all material respects with all laws, statutes, rules, regulations and Governmental Orders applicable to such WP Entity or by which the properties or assets of such WP Entity are bound or subject, except where the noncompliance with which would not, in the aggregate, result in the imposition on the WP Entities, taken as a whole, of fines or penalties in excess of $2,000,000.

    4.14 CONTRACTS AND COMMITMENTS. WP Disclosure Schedule Section 4.14 contains an accurate and complete list as of the Agreement Date of each contract, agreement or commitment of the WP Entities (a) to which any WP Entity or any of its assets or properties is bound and which requires total payments to or by a WP Entity of at least $2,000,000 annually; (b) to which any WP Entity or any of its assets or properties is bound or subject and which has a remaining term longer than one year, which requires total payments by the WP Entities, taken as a whole, of at least $2,000,000 during such term and which is not terminable on 30 or fewer days' notice without penalty; (c) containing covenants limiting the freedom of any WP Entity to compete in any line of business or with any Person in any geographical area; (d) calling for the proposed acquisition of any operating business or any assets outside the ordinary course of business and with a purchase price in excess of $2,000,000; (e) relating to the proposed purchase or sale of any material assets or properties of the WP Entities, taken as a whole; (f) to which any WP Entity is a party or by which any of its assets or properties are bound relating to indebtedness for borrowed money, including capital leases, security agreements relating thereto and any amendment or waiver thereof, and (g) with the WP Partners or any Affiliate thereof (collectively, the "WP Commitments;" PROVIDED, that WP Commitments shall not include
(i) contracts granting any WP Entity an option to purchase land,
(ii) conditions, covenants and restrictions for real property owned by any WP Entity, or (iii) agreements between any WP Entity and any contractor or developer made in the ordinary course of business). Each WP Commitment is a legal, valid and binding obligation of the applicable WP Entity, enforceable against such WP Entity in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity). Except as set forth in WP Disclosure Schedule Section 4.14, no WP Entity is, nor to the knowledge of the WP Partners or the WP Entities is any other party thereto, in default under any of the WP Commitments where such default would result, in the aggregate, in a Liability in excess of $2,000,000. Except as set forth in WP Disclosure Schedule
Section 4.14, since December 31, 1998, no WP Partner or WP Entity has received written notice of cancellation or termination of any WP Commitment from any other party thereto.

    4.15 PERMITS AND OTHER OPERATING RIGHTS. Except as set forth in WP Disclosure Schedule Section 4.15 and except with respect to Environmental Permits (which are covered separately in Section 4.17), all permits, licenses, orders, approvals and authorizations required by any applicable law, statute, regulation or Governmental Order, or by the property and contract rights of third Persons, reasonably necessary to permit the operation of the WP Business in the manner currently conducted by the WP Entities and to permit the current occupancy of the WP Real Property by the WP Entities have been obtained or are reasonably expected to be obtained by the WP Entities, except where the failure to possess such permit, license, order, approval, authorization or rights would not result in a Material Adverse Effect on the WP Entities or the WP Business. No WP Partner or WP Entity has received written notice from any Governmental Authority that any such permit, license, order, approval or authorization has been, or will be, revoked or terminated.

    4.16 LABOR MATTERS. No employee of the WP Entities is covered under any collective bargaining agreement. Except to the extent set forth in WP Disclosure Schedule Section 4.16: (a) there is no unfair labor practice complaint against any of the WP Entities pending or, to the knowledge of the WP Partners and the WP Entities, threatened before the National Labor Relations Board or any comparable state or local Governmental Authority, (b) there is no labor strike, slowdown or work stoppage actually pending or, to the knowledge of the WP Partners and the WP Entities, threatened against or directly affecting any of the WP Entities, and (c) no grievance or any Action arising out of or under collective bargaining agreements is pending or, to the knowledge of the WP Partners and the WP Entities, threatened against any WP Entities.

    4.17  ENVIRONMENTAL MATTERS.  Except as set forth in WP Disclosure Schedule
Section 4.17, to the knowledge of the WP Partners and the WP Entities:

    (a) the WP Entities have not used, generated, treated, stored or disposed of any Hazardous Material at any properties owned, leased or operated by the WP Entities, other than Hazardous Material customarily used, generated, treated, stored or disposed of in connection with businesses similar to the WP Business;

    (b) the WP Entities have not caused the release, discharge, spillage, loss, seepage or filtration of any Hazardous Material and no such occurrence is threatened on, under, about or from such properties;

    (c) the WP Entities have not engaged in, and are not engaged in, the use, generation, production, manufacture, treatment, storage, disposal or transportation of Hazardous Material, other than those Hazardous Materials customarily used, generated, produced, manufactured, treated, stored, disposed or transported in connection with businesses similar to the WP Business;

    (d) to the knowledge of the WP Partners and the WP Entities, none of the properties owned, leased or operated by the WP Entities contains or has contained any underground or above-ground tanks for the storage of Hazardous Material and has not been remediated;

    (e) the WP Entities have disposed of all wastes, including those containing any Hazardous Material, in substantial compliance with all applicable Environmental Laws and Environmental Permits, and, to the knowledge of the WP Partners and the WP Entities, the WP Entities have never received any written notice or claim of Liability for any off-site contamination;

    (f) Environmental Permits have been obtained and are in full force and effect, or are in the process of being obtained, for the operations conducted at all properties owned, leased or operated by the WP Entities;

    (g) none of the properties owned, leased or operated by the WP Entities are listed or, to the knowledge of the WP Partners and the WP Entities, proposed for listing on the National Priorities List under CERCLA or on the CERCLIS or any similar state list of sites requiring investigation or cleanup;

    (h) the WP Entities and each property owned, leased or operated by the WP Entities has been and is in substantial compliance with all, and is not in violation of any, Environmental Laws and Environmental Permits, and there are no Governmental Orders outstanding, no claims with respect to Environmental Laws have been instituted or filed, and none are pending or, to the knowledge of the WP Partners and the WP Entities, threatened relating to the WP Entities or their business, operations, assets or properties, owned, leased or operated; and

    (i) the WP Partners have provided or made available to Schuler true, accurate and complete copies of any written information in the possession of the WP Partners and the WP Entities (other than where such disclosure would result in the loss of the attorney-client privilege) which pertains to the environmental history of all the properties owned, leased or operated by the WP Entities.

    4.18 WARRANTY OBLIGATIONS. (a) Except as set forth on WP Disclosure Schedule Section 4.18, none of the WP Entities, to the knowledge of the WP Partners and the WP Entities, has any warranty claims that are not covered by Homebuyers Warranty Corporation, National Home Insurance Company or warranties from subcontractors that materially exceed the amounts reserved therefor on the WP Balance Sheet or any aggregate amounts properly accrued on the books and records of any of the WP Entities since the date of the WP Balance Sheet.

    (b) Except as set forth on WP Disclosure Schedule Section 4.18, to the knowledge of the WP Partners and the WP Entities, no product manufactured, sold, leased or delivered by any of the WP Entities (except pursuant to applicable law) is subject to any material guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale or lease.

    (c) To the knowledge of the WP Partners and the WP Entities, except as set forth on WP Disclosure Schedule Section 4.18, none of the WP Entities has any material Liability not fully covered by insurance arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, leased or delivered by any of the WP Entities.

    (d) All sales by the WP Entities have been made in accordance with all federal and state consumer disclosure laws and regulations, including, if applicable, the California Subdivided Lands Act and the regulations enacted thereunder.

    4.19 HOMEOWNER ASSOCIATIONS. (a) WP Disclosure Schedule Section 4.19 contains an accurate and complete list of all homeowner associations (the "WP Homeowner Associations") in which any of the WP Entities has or has had declarant rights.

    (b) Except as set forth on WP Disclosure Schedule Section 4.19, to the knowledge of the WP Partners and the WP Entities, (i) all restrictive covenants and other documents used by any of the WP Entities in connection with the creation and operation of the WP Homeowner Associations (A) in which any of the WP Entities previously had declarant rights complied in all material respects with applicable laws at the time the same were promulgated, and (B) in which any of the WP Entities currently has declarant rights currently comply in all material respects with applicable laws, and (ii) all material disclosures and deliveries of information and documents required by applicable laws as to such WP Homeowner Associations and their creation and operation have been materially complied with.

    (c) To the knowledge of the WP Partners and the WP Entities, WP Disclosure Schedule Section 4.19 contains an accurate and complete list of all amounts in excess of $2,000,000 owing between the WP Homeowners Associations and any of the WP Entities.

    (d) To the knowledge of the WP Partners and the WP Entities, no other claims exist by a WP Homeowner Association against any of the WP Entities, and to the knowledge of the WP Partners and the WP Entities, each WP Homeowner Association has been operated, so long as any of the WP Entities has participated therein, in accordance with applicable laws.

    4.20 ASSETS NECESSARY TO THE WP BUSINESS. Except as set forth in WP Disclosure Schedule Section 4.20, immediately before the Effective Time the WP Entities will hold or have the right to use in the WP Business all of the assets and properties (including all licenses and agreements) currently being used (except those disposed of in the ordinary course of business or otherwise as contemplated or permitted by this Agreement) or which are reasonably necessary to permit the operation of the WP Business in the manner currently conducted by the WP Entities.

    4.21 ACCURACY OF INFORMATION FURNISHED. No representation or warranty made by the WP Partners in this Article IV and the related WP Disclosure Schedule contains any untrue statement of material fact or omits to state, in light of the circumstances under which it has been made, a material fact necessary to make such representation or warranty not misleading; PROVIDED, HOWEVER, that no representation or warranty is made as to projections, forecasts or other forward looking information furnished by any WP Partner or WP Entity to Schuler.

    4.22 NO BROKERS. None of the WP Partners, WP Entities nor any of their directors, officers, employees, partners or members has employed any broker, finder or investment banker (other than Donaldson, Lufkin & Jenrette Securities Corporation) or incurred any Liability for any brokerage fees, commissions, finders' fees or similar fees in connection with the transactions contemplated by this Agreement or any Ancillary Agreement (other than the fees and expenses of Donaldson, Lufkin & Jenrette Securities Corporation and certain fees payable to Bankers Trust).

    4.23  DISCLAIMER.  Except as otherwise expressly set forth in this
Article IV, the WP Partners expressly disclaim any representations or warranties of any kind or nature, express or implied, as to the condition, value or quality of the assets or properties currently or formerly used, operated, owned, leased, controlled, possessed, occupied or maintained by the WP Entities. THE WP PARTNERS SPECIFICALLY DISCLAIM ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO SUCH ASSETS OR PROPERTIES, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH ASSETS AND PROPERTIES ARE BEING ACQUIRED THROUGH THE CONTRIBUTION "AS IS, WHERE IS" ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, WITH ALL FAULTS, AND THAT SCHULER SHALL RELY ON ITS OWN EXAMINATION AND INVESTIGATION THEREOF.

    4.24 LLC. At the time of the formation of Newco pursuant to Section 2.2 and at the Closing Date:

    (a) WP LLC shall (i) be a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware with full power and authority to own its assets and properties and to conduct its business, (b) be duly qualified to transact business as a foreign Person and shall be in good standing in every jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on WP LLC, the WP Entities or the WP Business and (c) have full power and authority to enter into the Ancillary Agreements to which it is a party and to consummate the transactions contemplated thereby.

    (b) The execution and delivery of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated thereby by the WP LLC shall have been duly authorized by all necessary company action on the part of WP LLC, and each Ancillary Agreement to which WP LLC is a party, when executed and delivered by WP LLC, will constitute a legal, valid and binding obligation of WP LLC, enforceable against WP LLC in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

    (c) No consent, waiver, approval, order or authorization of, notice to, or registration, declaration, designation, qualification or filing with, any Governmental Authority or third Person, domestic or foreign, which shall not have been obtained prior to the Closing is or has been or will be required on the part of WP LLC in connection with the execution and delivery of any Ancillary Agreement or the consummation by WP LLC of the transactions contemplated hereby or thereby, other than where the failure to obtain such consents, waivers, approvals, orders or authorizations or to make or effect such registrations, declarations, designations, qualifications or filings will not
(x) prevent or materially delay consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, (y) prevent WP LLC from performing its obligations under the Ancillary Agreements or (z) result in a Material Adverse Effect on WP LLC, the WP Entities or the WP Business.

    (d) Neither the execution and delivery of any Ancillary Agreement by WP LLC, nor the consummation by it of the transactions contemplated hereby or thereby, will violate or conflict with, or result in the acceleration of rights, benefits or payments under, (i) any provision of the Charter or Bylaws of WP LLC,
(ii) any statute, law, regulation or Governmental Order to which WP LLC or any of its assets or properties may be bound or subject, (c) any debt, note, bond, indenture, Encumbrance, lease, license, instrument, contract, commitment or other agreement to which WP LLC is a party or by which it or any of its assets or properties may be bound or subject, except, with respect to clauses (ii) and
(iii), for such violations and conflicts which will not (A) prevent or materially delay consummation of the transactions contemplated by this Agreement and the Ancillary Agreements,

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
(B) prevent WP LLC from performing its obligations under the Ancillary Agreements or (iii) result in a Material Adverse Effect on WP LLC, the WP Entities or the WP Business.

    4.25 NON-CONTROLLED WP ENTITIES. WP Disclosure Schedule Section 4.25 contains an accurate and complete list of all WP Entities in which neither the WP Partners, the WP Parents nor any Affiliates thereof hold a general partner or managing member interest (the "Non-Controlled WP Entities"). Notwithstanding anything to the contrary herein, all representations and warranties made by the WP Partners pursuant to this Article IV with respect to the Non-Controlled WP Entities are made only to the knowledge of the WP Partners and the WP Entities (other than the Non-Controlled WP Entities).

                                   ARTICLE V
                   REPRESENTATIONS AND WARRANTIES OF SCHULER

    5.1 SCHULER ORGANIZATION. (a) ORGANIZATION. Schuler is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and corporate authority to own its assets and properties and to conduct its business as and where it is now being conducted.

    (b) TRANSACT BUSINESS. Schuler is duly qualified to transact business as a foreign corporation and is in good standing in every jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Schuler and the Schuler Subsidiaries taken as a whole.

    5.2 SUBSIDIARIES. (a) ORGANIZATION. Each Schuler Subsidiary is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full power and authority to own its assets and properties and to conduct its business as and where it is now being conducted.

    (b) TRANSACT BUSINESS. Each Schuler Subsidiary is duly qualified to transact business as a foreign Person and is in good standing in every jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Schuler and the Schuler Subsidiaries taken as a whole.

    (c) CHARTER AND BYLAWS. Schuler has delivered to the WP Partners complete and correct copies of the Charter and Bylaws of Schuler and each Schuler Subsidiary as in effect as of the Agreement Date.

    (d)  SCHULER SUBSIDIARIES CAPITALIZATION.  Schuler Disclosure Schedule
Section 5.2 contains an accurate and complete list of: (i) the name of each Schuler Subsidiary; (ii) the name of each other partnership, limited liability company, corporation, partnership or other entity in which Schuler has, directly or indirectly, any material equity interest; (iii) in the case of each corporation specified in clauses (i) and (ii) above, (A) the jurisdiction of its incorporation; (B) the capitalization thereof and the percentage of each class of voting capital stock owned directly or indirectly by Schuler and (C) the names and percentage ownership's of all Persons known by Schuler to be record or beneficial owners of shares of capital stock of each such corporation; and,
(iv) in the case of each unincorporated entity specified in clauses (i) and
(ii) above, the equivalent of the information provided pursuant to the preceding clause (iii) with respect to corporate entities. Except as set forth in Schuler Disclosure Schedule Section 5.2, (i) all shares of capital stock of each corporation and ownership interests of each unincorporated entity identified in the preceding sentence are owned directly or indirectly by Schuler, free and clear of any Encumbrance, (ii) there are no voting trusts, voting agreements or similar understandings applicable to such shares of capital stock or ownership interests and there are no options, warrants or other rights, agreements or commitments (other than this Agreement) obligating Schuler to issue, sell or transfer any shares of capital stock, ownership interest or other securities (equity or otherwise) of any Schuler Subsidiary. All of the outstanding capital stock and ownership interest of each Schuler Subsidiary is duly authorized, validly issued, fully paid, nonassessable (except for such ownership interests constituting general partner interests) and is without, and was not issued in violation of, preemptive rights or any applicable law.

    5.3 AUTHORIZATION. (a) Schuler has full corporate power and corporate authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. Subject only to the approval of this Agreement and the transactions contemplated hereby by the holders of a majority of the outstanding shares of Schuler Common Stock, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby by Schuler have been duly authorized by all necessary corporate action on the part of Schuler. This Agreement has been duly executed and delivered by Schuler. This Agreement constitutes a legal, valid and binding obligation of Schuler, enforceable against Schuler in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

    (b) Except (i) for compliance with the applicable requirements, if any, of the Exchange Act, the Securities Act, and applicable state securities or "Blue Sky" laws, (ii) for the filing and recordation of appropriate merger and similar documents as required by Delaware law, (iii) for compliance with the notification, filing and waiting period requirements of the HSR Act, (iv) the approval of this Agreement and the transactions contemplated hereby by the holders of a majority of the outstanding shares of Schuler Common Stock, or
(v) as otherwise set forth in Schuler Disclosure Schedule Section 5.3(b), no consent, waiver, approval, order or authorization of, notice to, or registration, declaration, designation, qualification or filing with, any Governmental Authority or third Person, domestic or foreign, is or has been or will be required on the part of Schuler in connection with the execution and delivery of this Agreement or the consummation by Schuler of the transactions contemplated hereby or thereby, other than where the failure to obtain such consents, waivers, approvals, orders or authorizations or to make or effect such registrations, declarations, designations, qualifications or filings is not reasonably likely to (x) prevent or materially delay consummation of the transactions contemplated by this Agreement, (y) prevent Schuler from performing its obligations under this Agreement or (z) result in a Material Adverse Effect on Schuler and the Schuler Subsidiaries taken as a whole.

    5.4  NON-CONTRAVENTION.  Except as set forth in Schuler Disclosure Schedule
Section 5.4, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate or conflict with, or result in the acceleration of rights, benefits or payments under,
(a) any provision of Schuler's Charter or Bylaws, (b) any statute, law, regulation or Governmental Order to which Schuler or the assets or properties of Schuler are bound or subject or (c) any agreement, contract or commitment to which Schuler is a party or by which it or any of its properties may be bound or subject, except, with respect to clause (b) and (c), for such violations and conflicts which are not reasonably likely to (i) prevent or materially delay consummation of the transactions contemplated by this Agreement, (ii) prevent Schuler from performing its obligations under this Agreement or (iii) result in a Material Adverse Effect on Schuler and the Schuler Subsidiaries taken as a whole.

    5.5  SEC FILINGS; FINANCIAL STATEMENTS; NO UNDISCLOSED
LIABILITIES. (a) Schuler has filed and made available to the WP Partners all forms, reports, documents and other information required to be filed by Schuler with the SEC pursuant to the Exchange Act, since December 31, 1996 (collectively, the "Schuler SEC Reports"). The Schuler SEC Reports (i) at the time filed complied as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in the Schuler SEC Reports or necessary in order to make the statements in the Schuler SEC Reports, in the light of the circumstances under which they were made, not misleading. None of the Schuler Subsidiaries is required to file any forms, reports or other documents with the SEC.

    (b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the Schuler SEC Reports, including any Schuler SEC Reports filed after the Agreement Date through the Closing, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted for presentation in Quarterly Reports on Form 10-Q), and fairly presented or will fairly present the consolidated financial position of Schuler and the Schuler Subsidiaries taken as a whole as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount with respect to Schuler and the Schuler Subsidiaries taken as a whole. The unaudited balance sheet of Schuler as at June 30, 2000 included in the Schuler SEC Reports is referred to herein as the "Schuler Balance Sheet."

    (c) Schuler and the Schuler Subsidiaries have no Liabilities, except for Liabilities (i) reflected in the Schuler Balance Sheet, (ii) incurred by Schuler and/or the Schuler Subsidiaries in the ordinary course of business and consistent with past practices since the date of the Schuler Balance Sheet,
(iii) which in the aggregate are less than $2,000,000 or (iv) otherwise disclosed in the Schuler Disclosure Schedule. As used in this Section 5.5, the term "Liabilities" excludes any Liabilities under permits, licenses, orders, approvals, authorizations, contracts, agreements or commitments for future payments or performance where Schuler and/or the Schuler Subsidiary is not currently in violation of or default under any provision thereof.

    5.6 ABSENCE OF CERTAIN CHANGES. Except as set forth in Schuler Disclosure Schedule Section 5.6, since the date of the Schuler Balance Sheet:

    (a) Schuler and the Schuler Subsidiaries, taken as a whole, have not suffered any damage or destruction adversely affecting the Schuler Business or the tangible assets owned or leased by the Schuler Entities that has had or is reasonably likely to result in a loss, cost or expense to the Schuler Entities, taken as a whole, in excess of $2,000,000;

    (b) Except pursuant to debt agreements existing on the date of the Schuler Balance Sheet, no Schuler Entity has incurred, assumed or become subject to any additional indebtedness for money borrowed or purchase money indebtedness, including capitalized leases;

    (c) No Schuler Entity has made any change in the compensation levels of the senior executives of such Schuler Entity (i.e., vice presidents and above), any change in the manner in which other employees of such Schuler Entity generally are compensated, or any provision of additional or supplemental benefits for employees of such Schuler Entity generally, except normal periodic increases, promotions or payments under compensation plans effected in the ordinary course of business and consistent with past practices;

    (d) No Schuler Entity has entered into any transaction not in the ordinary course of business, except as contemplated by this Agreement;

    (e) Except for changes affecting the single-family home, townhome and/or condominium construction industry generally (nationwide or in specific locales), no Material Adverse Effect has occurred;

    (f) There have been no Encumbrances on the assets or properties of any Schuler Entity, other than Permitted Liens;

    (g) None of the Schuler Entities have made any material change in its accounting principles; and

    (h) No Schuler Entity has agreed, whether in writing or otherwise, to take any action described in this Section 5.6.

    5.7  TITLE TO ASSETS.  Except as set forth in Schuler Disclosure Schedule
Section 5.7, each Schuler Entity has good title to all of the assets and properties (including Schuler Owned Real Property) used in the conduct of the Schuler Business (including those reflected on the Schuler Balance Sheet), except for assets and properties sold, consumed or otherwise disposed of in the ordinary course of business and consistent with past practices since the date of the Schuler Balance Sheet, free and clear of any Encumbrance, other than Permitted Liens.

    5.8 REAL PROPERTY. (a) LEASED REAL PROPERTY. Except for real property leases and subleases the failure of which to possess or hold would not in the aggregate result in a Schuler Loss in the aggregate in excess of $2,000,000 or which are part of the Schuler Entities' model home leaseback program, Schuler Disclosure Schedule Section 5.8(a) contains an accurate and complete list of all real property leased or subleased to the Schuler Entities as of the Agreement Date (the "Schuler Leased Real Property" and, together with the Schuler Owned Real Property, the "Schuler Real Property"). All leases and subleases of such Schuler Leased Real Property by the Schuler Entities (x) are legal, valid and binding obligations of the Schuler Entities, enforceable against the Schuler Entities in accordance with their terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity), and are in full force and effect, and
(y) originals or copies of which that were accurate and complete as of the date provided have been made available to the WP Partners for review. Except as disclosed in Schuler Disclosure Schedule Section 5.8(a), the Schuler Entities enjoy peaceful and undisturbed possession under all leases and subleases of Schuler Leased Real Property, and, to the knowledge of the Schuler Entities, all lessors under any lease or sublease of Schuler Leased Real Property (1) are not (with or without notice or the lapse of time, or both) in material breach or default thereunder, (2) have performed all material obligations required to be performed by it thereunder, and (3) have not given written notice to the Schuler Entities of their intent to terminate such lease or sublease of Schuler Leased Real Property.

    (b) OWNED REAL PROPERTY. Schuler Disclosure Schedule Section 5.8(b) contains an accurate and complete list and brief description of all real property in which the Schuler Entities own an interest as of September 11, 2000 (except for the Schuler Land Contract Property and Schuler Option Real Property (as such terms are defined below) and Schuler Leased Real Property). Such real property, together with all such real property in which the Schuler Entities own an interest as of the Agreement Date, is referred to herein as the "Schuler Owned Real Property." Except as set forth on Schuler Disclosure Schedule
Section 5.8(b), the Schuler Owned Real Property has all (i) appropriate zoning,
(ii) preliminary plan approval, (iii) utilities (or utilities are able to be timely obtained) and (iv) necessary access to and from public highways, streets and roads for construction and residential purposes (or such access will be timely obtained).

    (c) LAND CONTRACTS. Schuler Disclosure Schedule Section 5.8(c) contains an accurate and complete list and brief description of all written agreements, arrangements, contracts, and commitments as of September 10, 2000 to which any of the Schuler Entities is a party or entered into on behalf thereof pursuant to which any of the Schuler Entities (i) is obligated to purchase any developed or undeveloped real property, whether or not such obligation is subject to conditions (the "Schuler Land Contract Property") as of the Agreement Date or (ii) possesses an option to acquire any developed or undeveloped real property (the "Schuler Option Real Property"). In addition, Schuler Disclosure Schedule Section 5.8(c) contains an accurate and complete list of all deposits or other moneys that would be forfeited or paid as a result of a failure to exercise the option on any such Schuler Option Real Property

    (d) OTHER REAL PROPERTY REPRESENTATIONS.

        (i) NO CONDEMNATION. No condemnation, eminent domain, or similar Action is pending or, to the knowledge of the Schuler Entities, is threatened with respect to any Schuler Real Property which would, if successful, have a Material Adverse Effect on the Schuler Business.

        (ii) COMPLIANCE WITH LAWS. To the knowledge of the Schuler Entities, the buildings and improvements on the developed Schuler Owned Real Property and the Schuler Leased Real Property and the subdivision of and improvements on the undeveloped Schuler Owned Real Property do not violate (A) any applicable law, including any building, set-back, or zoning law, ordinance, regulation, or statute, or Governmental Order or (B) any enforceable restrictive covenant affecting any such property, except for any violations which, individually or in the aggregate, will not have a Material Adverse Effect on the Schuler Business.

        (iii) SITE OBLIGATIONS. Except as set forth on Schuler Disclosure Schedule Section 5.8(d), to the knowledge of the Schuler Entities, no Schuler Real Property is subject to any condition or obligation to any Governmental Authority or other Person requiring the owner or any transferee thereof to donate or otherwise transfer for less than fair value land or any interest therein, money or other property or to make off-site public improvements, other than obligations that would not have a Material Adverse Effect on the Schuler Business.

        (iv) ASSESSMENTS. No material development fees, in-lieu fees, school fees or charges or other developer-related charges or assessments by any Governmental Authority or any other Person for public facilities or improvements or otherwise made against the developed Schuler Owned Real Property or any lots included therein are past due and unpaid (other than those set forth on the Schuler Balance Sheet or on Schuler Disclosure Schedule Section 5.8(d)).

        (v) SUBDIVISION STANDARDS. Except as set forth on Schuler Disclosure Schedule Section 5.8(d), to the knowledge of the Schuler Entities, the developed Schuler Owned Real Property and all lots included therein conform in all material respects to the appropriate Governmental Authority's subdivision standards, subdivision maps and any conditions or approval or recordation thereof and there is no material impediment to subdivision approval or issuance and recordation of subdivision maps for the undeveloped Schuler Owned Real Property, such approval to allow development of the undeveloped Schuler Owned Real Property for construction and sale of single-family homes, townhomes and/or condominiums at the density and materially in the manner currently anticipated by any of the Schuler Entities.

        (vi)  MORATORIA.  Except as set forth on Schuler Disclosure Schedule
    Section 5.8(d), to the knowledge of the Schuler Entities, there is no moratorium applicable to any of the Schuler Owned Real Property to the extent any of the Schuler Entities plans further development thereof on
    (A) the issuance of building permits for the construction of houses, or certificates of occupancy therefor, or (B) the purchase or issuance of sewer or water taps or permits, to the extent any of the Schuler Entities plans or is required to rely on public water or sewer facilities.

        (vii) ENVIRONMENTAL MATTERS AND WETLANDS. Except as set forth on Schuler Disclosure Schedule Section 5.8(d), (A) none of the Schuler Real Property on which any of the Schuler Entities intends to construct residential dwellings is located within a "habitat for threatened or endangered plants or animals" or a "critical," "preservation," "conservation" or similar type of area which will materially affect any of the Schuler Entities' present development plans therefor, (B) no portion of the Schuler Real Property which any of the Schuler Entities has developed or intends to develop for residential lots and dwellings is situated within a "noise cone" such that the Federal Housing Administration will not approve mortgages due to the noise level classification of such Schuler Real Property and (C) no wetlands exist which are reasonably likely to restrict development of any of the Real Property as currently contemplated by any of the Schuler Entities.

        (viii) NO FOREIGN SCHULER ENTITIES. No Schuler Entity is a "foreign person" within the meaning of Sections 1445 and 7701 of the Code.

        (ix) ZONING AND UTILITIES. No Schuler Entities own or have any interest in, or are contractually obligated to acquire or obtain any interest in, any real property which does not have, or will not have prior to such acquisition or obtaining of interest, residential zoning under any applicable general, special or specific plans and under any applicable zoning laws and regulations and the provision of potable water, sewage and other utilities available to the boundary of the land.

    5.9 INTELLECTUAL PROPERTY. Schuler Disclosure Schedule Section 5.9 contains an accurate and complete list of (a) all patents throughout the world,
(b) all trademarks, trade names and service marks and applications therefor throughout the world, (c) all copyrights and applications therefor throughout the world, (d) all software and computer programs, and (e) all licenses relating to patents, patent rights, know how, trade secrets, trademarks, trade names, service marks, software and computer programs or other intellectual property, in each case issued to or used or held for use by the Schuler Entities in the operation of the Schuler Business (collectively, the "Schuler Intellectual Property"; provided, however, that Schuler Disclosure Schedule Section 5.9 need not contain any Schuler Intellectual Property consisting of "off-the shelf" software or computer programs). Except as set forth in Schuler Disclosure Schedule Section 5.9, the Schuler Entities are the sole and exclusive owner or licensee of, with all right, title and interest in and to (free and clear of any Encumbrances, other than Permitted Liens), the Schuler Intellectual Property. To the knowledge of the Schuler Entities, the use of any such Schuler Intellectual Property in the conduct of the Schuler Business as presently conducted does not violate any rights of any third Person, the violation of which would result in losses, costs or expenses in the aggregate in excess of $2,000,000. The Schuler Entities have not received written notice that the use of any such Schuler Intellectual Property in the conduct of the Schuler Business as presently conducted violates any rights of any third Person the violation of which would result in losses, costs or expenses in the aggregate in excess of $2,000,000.

    5.10  LITIGATION.  Except as described in Schuler Disclosure Schedule
Section 5.10, there is no Action pending or, to the knowledge of the Schuler Entities, threatened against the Schuler Entities, whether at law or in equity, or before or by any Governmental Authority which (a) seeks damages or other monetary relief in excess of $2,000,000, (b) seeks injunctive relief which if granted could have a Material Adverse Effect on the Schuler Business or
(c) relates to the transactions contemplated by this Agreement. Except as described in Schuler Disclosure Schedule Section 5.10, none of the Schuler Entities nor any of their properties or assets currently are subject to or bound by any Governmental Order (other than any Governmental Order that may be applicable generally to the industry in which the Schuler Business operates).

    5.11  EMPLOYEE BENEFIT MATTERS.  (a) Schuler Disclosure Schedule
Section 5.11 sets forth an accurate and complete list of (i) each "employee benefit plan" (as defined in Section 3(3) of ERISA) that is maintained by any Schuler Entity or other person or entity that, together with any Schuler Entity, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each such other person or entity, an "ERISA Schuler Affiliate") for the benefit of any current or former employees of any Schuler Entity or any of the ERISA Schuler Affiliates (the "Schuler Employees");

(ii) to the extent not disclosed pursuant to the preceding clause (i), each plan, contract, program, policy, practice or arrangement, whether written or oral, funded or unfunded, providing stock options, stock ownership, stock purchase or award, phantom stock, stock appreciation rights, deferred compensation, retirement, insurance, flexible spending, dependent care, fringe benefit, vacation pay, holiday pay, sick pay, workers' compensation, severance or termination pay, supplemental unemployment benefits, employee loans, severance, educational assistance, incentive, bonus, or other profit-sharing arrangements for the benefit of the Schuler Employees (all plans, programs or arrangements described in the preceding clause (i) and this clause (ii) being collectively referred to as "Schuler Employee Plans"); and (iii) an accurate and complete list of all employment, managerial, advisory, or consulting agreements, employee confidentiality agreements, employee severance agreements and all other material agreements, policies or arrangements maintained by the Schuler Entities or any of the ERISA Schuler Affiliates with respect to the Schuler Employees or individuals who are independent contractors providing services to any Schuler Entity or any of the ERISA Schuler Affiliates (all agreements, policies or arrangements described in this clause (iii) being collectively referred to as "Schuler Employee Agreements"). Schuler has delivered or made available to the WP Partners copies, which were accurate and complete as of the date so delivered, of all such (1) documents and (if applicable) summary plan descriptions as comprise, describe or similarly relate to the Schuler Employee Plans and Schuler Employee Agreements (including the most recent annual report on Form 5500, if applicable), and (2) summary description(s) of any such Schuler Employee Plans and Schuler Employee Agreements not otherwise in writing, and except as described in Schuler Disclosure Schedule Section 5.11, there have been no changes to such documents as of the Agreement Date.

    (b) Except as disclosed in Schuler Disclosure Schedule Section 5.11,
(i) each Schuler Employee Plan that is intended to be qualified under
Section 401(a) of the Code is so qualified in form and operation in all material respects, and nothing has occurred which could adversely affect the qualified status of any such Schuler Employee Plan; (ii) each Schuler Employee Plan and Schuler Employee Agreement has been operated or administered in accordance with its provisions and in material compliance with the statutes, rules and regulations governing such Schuler Employee Plan or Schuler Employee Agreement;
(iii) no "disqualified person" or "party in interest" (as defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively) has engaged in any "prohibited transaction" (as defined in Section 4975(c) of the Code or Section 406 of ERISA, respectively) which could subject the Schuler Entities, the ERISA Schuler Affiliates, any Schuler Employee Plan (or their related trusts) or Schuler or Newco, to any material liability under Section 4975 of the Code or Section 502(i) or (l) of ERISA; (iv) with respect to each Schuler Employee Plan, no event has occurred and there has been no failure to act upon the part of any Schuler Entity or any fiduciary or "plan official" (as defined in Section 412 of ERISA) with respect to such Schuler Employee Plan that could subject the Schuler Entities, the ERISA Schuler Affiliates, any Schuler Employee Plan or the WP Entities or Newco, to the imposition of any material Tax or penalty; (v) there are no Actions or audits, investigations or examinations by any Governmental Authority pending (other than routine claims for benefits) regarding any Schuler Employee Plan or Schuler Employee Agreement; (vi) no Schuler Employee Plan is subject to Section 412 of the Code or Title IV of ERISA, and no Schuler Entity or ERISA Schuler Affiliate has maintained or been obligated to make contributions to any such Schuler Employee Plan during the six-year period ending on the Agreement Date; (vii) no steps have been taken by any Schuler Entity or ERISA Schuler Affiliate to terminate any Schuler Employee Plan; (viii) each Schuler Employee Plan that is a "group health plan" (as defined in Section 5000(b)(1) of the Code) has been operated and administered in compliance with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Title I of ERISA and the Medicare secondary payor provisions of Section 1826(b) of the Social Security Act, and the regulations promulgated thereunder; (ix) no Schuler Entity or ERISA Schuler Affiliate currently contributes to any "multiemployer plan" (as defined in Section 3(37) of ERISA), and there has not been any complete or partial withdrawal from or termination of

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
participation in any such Schuler Employee Plan that could result in withdrawal liability or similar liability for the WP Partners, the WP Entities, their Affiliates, the Schuler Entities, the ERISA Schuler Affiliates or Newco, whether directly or as a result of controlled group liability; and (x) all contributions, premiums and other payments that would normally be made or paid with respect to any Schuler Employee Plan on behalf of the Schuler Business or the Schuler Employees by the Closing Date will have been made by the Closing Date.

    (c) Except as set forth in this Agreement or Schuler Disclosure Schedule
Section 5.11, the execution of, and performance of the transactions contemplated by, this Agreement will not (either together with or upon the occurrence of any additional or subsequent events) constitute an event under any Schuler Employee Plan or Schuler Employee Agreement that could result in any payment (whether severance pay or otherwise), acceleration, vesting or increase in benefits with respect to any current or former employee of any Schuler Entity or any of their ERISA Schuler Affiliates, whether or not any such payment would be an "excess parachute payment" (as defined in Section 280G of the Code).

    (d) No Schuler Entity nor any of their ERISA Schuler Affiliates is required to maintain, contribute to or make payments under any Schuler Employee Plan or Schuler Employee Agreement by the law or applicable custom or rule of any jurisdiction outside of the United States.

    (e) Each Schuler Employee Plan and Schuler Employee Agreement complies with all applicable requirements of (i) the Age Discrimination in Employment Act of 1967, as amended, and the regulations thereunder; (ii) Title VII of the Civil Rights Act of 1964, as amended, and the regulations thereunder; and (iii) all other applicable laws. All amendments and actions required to bring each of the Schuler Employee Plans and Schuler Employee Agreements into conformity with all applicable provisions of the Code, ERISA and other applicable laws have been made or taken, except to the extent that such amendments or actions are not required by law to be made or taken until a date after the Closing Date and are disclosed in Schuler Disclosure Schedule Section 5.11.

    (f) Except as set forth in Schuler Disclosure Schedule Section 5.11, upon Closing Schuler or Newco or one or more of their Affiliates, as applicable, may terminate any Schuler Employee Plan or Schuler Employee Agreement or may cease contributions to or making payments under any Schuler Employee Plan or Schuler Employee Agreement without incurring any liability, other than a benefit liability accrued in accordance with the terms of such Plan or Agreement immediately prior to such termination or cessation of contributions.

    (g) All individuals who are or were performing consulting or other services for any Schuler Entity or any of their ERISA Schuler Affiliates are or were correctly classified by the such Schuler Entity or ERISA Schuler Affiliate as either "independent contractors" or "employees," as the case may be, and, at the Closing Date, will qualify for such classification.

    5.12  TAXES.  (a) Except as set forth in Schuler Disclosure Schedule
Section 5.12, (i) the Schuler Entities have timely filed or caused to be timely filed (or will timely file or cause to be timely filed) with the appropriate Taxing Authorities all Tax Returns required to be filed on or prior to the Closing Date (taking into account all extensions of due dates) by or with respect to the Schuler Entities and have timely paid or adequately provided for (or will timely pay or adequately provide for) all Taxes owed by the Schuler Entities (whether or not shown on any Tax Return) for the period up to and including the Closing Date, except where the failure to file such Tax Returns or pay any such Taxes would not, or could not reasonably be expected to, in the aggregate result in losses, costs or expenses to the Schuler Entities, taken as whole, in excess of $2,000,000 after the Closing Date, (ii) all such Tax Returns were or will be correct and complete in all material respects, and (iii) all withholding Tax requirements imposed on or with respect to the Schuler Entities have been or will be satisfied in full in all respects. No written claim has been made to the Schuler Entities by any Taxing Authority in any jurisdiction where the Schuler Entities do not file Tax Returns asserting that any of them are required to file a Tax Return.

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
    (b) Except as set forth in Schuler Disclosure Schedule Section 5.12,
(i) there have been no examinations or audits with respect to any Tax Return of, or which included, the Schuler Entities, and (ii) no assessment, deficiency or adjustment for any Taxes has been asserted in writing or, to the knowledge of the Schuler Entities, is proposed with respect to any Tax Return of, or which includes, the Schuler Entities.

    (c) Except as set forth in Schuler Disclosure Schedule Section 5.12, there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to or which includes the Schuler Entities or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to or which includes the Schuler Entities.

    (d) The Schuler Balance Sheet fully accrues all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with GAAP. The Schuler Entities will establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all Taxes for the period from June 30, 2000 through the Closing Date.

    (e) All Tax allocation or sharing agreements or arrangements with respect to the Schuler Entities have been or will be cancelled on or prior to the Closing Date. No payments are or will become due by the Schuler Entities after the Closing Date pursuant to any such agreement or arrangement.

    (f) Except as set forth in Schuler Disclosure Schedule Section 5.12, none of the property of the Schuler Entities is held in an arrangement for which partnership Tax Returns are required to be filed, no Schuler Entity owns an interest in a partnership and no Schuler Entity owns any interest in any controlled foreign corporation (as defined in Section 957 of the Code) or passive foreign investment company (as defined in Section 1296 of the Code).

    (g) Except as set forth in Schuler Disclosure Schedule Section 5.12, none of the property of the Schuler Entities is subject to a safe-harbor lease (pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954 as in effect after the Economic Recovery Act of 1981 and before the Tax Reform Act of 1986) or is "tax-exempt use property" (within the meaning of Section 168(h) of the Code) or "tax-exempt bond financed property" (within the meaning of Section 168(g)(5) of the Code).

    (h) Except as set forth in Schuler Disclosure Schedule Section 5.12, none of the Schuler Entities will be required to include any amount in income for any taxable period beginning after the Closing Date as a result of a change in accounting method for any taxable period ending on or before the Closing Date or pursuant to any agreement with any Taxing Authority with respect to any such taxable period.

    (i) No Schuler Entity has consented to have the provisions of
Section 341(f)(2) of the Code apply with respect to a sale of its stock.

    (j) Except as set forth in Schuler Disclosure Schedule Section 5.12, none of the Schuler Entities will, as a result of the transactions contemplated by this Agreement, be obligated to make a payment to an individual that would be a "parachute payment" as defined in Section 280G of the Code without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

    (k) Except as set forth in Schuler Disclosure Schedule Section 5.12, no power of attorney has been granted with respect to any matter relating to Taxes of the Schuler Entities which is currently in force.

    (l) Except as set forth in Schuler Disclosure Schedule Section 5.12, each Schuler Entity is taxed as a partnership for income tax purposes.

    5.13 COMPLIANCE WITH LAW. Except with respect to Environmental Laws (which are covered separately in Section 5.17), since December 31, 1996, no Schuler Entity has violated any law, statute, rule, regulation or Governmental Order which has subjected it to fines or penalties in excess of $2,000,000 in the aggregate. As of the Agreement Date, each Schuler Entity is in compliance in all material respects with all laws, statutes, rules, regulations and Governmental Orders applicable to such Schuler Entity or by which the properties or assets of such Schuler Entity are bound or subject, except where the noncompliance with which would not, in the aggregate, result in the imposition on the Schuler Entities, taken as a whole, of fines or penalties in excess of $2,000,000.

    5.14 CONTRACTS AND COMMITMENTS. Schuler Disclosure Schedule Section 5.14 contains an accurate and complete list as of the Agreement Date of each contract, agreement or commitment of the Schuler Entities (a) to which any Schuler Entity or any of its assets or properties is bound and which requires total payments to or by a Schuler Entity of at least $2,000,000 annually;
(b) to which any Schuler Entity or any of its assets or properties is bound or subject and which has a remaining term longer than one year, which requires total payments by the Schuler Entities, taken as a whole, of at least $2,000,000 during such term and which is not terminable on 30 or fewer days' notice without penalty; (c) containing covenants limiting the freedom of any Schuler Entity to compete in any line of business or with any Person in any geographical area;
(d) calling for the proposed acquisition of any operating business or any assets outside the ordinary course of business and with a purchase price in excess of $2,000,000; (e) relating to the proposed purchase or sale of any material assets or properties of the Schuler Entities, taken as a whole; (f) to which any Schuler Entity is a party or by which any of its assets or properties are bound relating to indebtedness for borrowed money, including capital leases, security agreements relating thereto and any amendment or waiver thereof, and (g) with Schuler or any Affiliate thereof (collectively, the "Schuler Commitments"; PROVIDED, that Schuler Commitments shall not include (i) contracts granting any Schuler Entity an option to purchase land, (ii) conditions, covenants and restrictions for real property owned by any Schuler Entity, or (iii) agreements between any Schuler Entity and any contractor or developer made in the ordinary course of business). Each Schuler Commitment is a legal, valid and binding obligation of the applicable Schuler Entity, enforceable against such Schuler Entity in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity). Except as set forth in Schuler Disclosure Schedule Section 5.14, no Schuler Entity is, nor to the knowledge of the Schuler Entities is any other party thereto, in default under any of the Schuler Commitments where such default would result, in the aggregate, in a Liability in excess of $2,000,000. Except as set forth in Schuler Disclosure Schedule
Section 5.14, since December 31, 1998, no Schuler Entity has received written notice of cancellation or termination of any Schuler Commitment from any other party thereto.

    5.15 PERMITS AND OTHER OPERATING RIGHTS. Except as set forth in Schuler Disclosure Schedule Section 5.15 and except with respect to Environmental Permits (which are covered separately in Section 5.17), all permits, licenses, orders, approvals and authorizations required by any applicable law, statute, regulation or Governmental Order, or by the property and contract rights of third Persons, reasonably necessary to permit the operation of the Schuler Business in the manner currently conducted by the Schuler Entities and to permit the current occupancy of the Schuler Real Property by the Schuler Entities have been obtained or are reasonably expected to be obtained by the Schuler Entities, except where the failure to possess such permit, license, order, approval, authorization or rights would not result in a Material Adverse Effect on the Schuler Entities or the Schuler Business. No Schuler Entity has received written notice from any Governmental Authority that any such permit, license, order, approval or authorization has been, or will be, revoked or terminated.

    5.16 LABOR MATTERS. No employee of the Schuler Entities is covered under any collective bargaining agreement. Except to the extent set forth in Schuler Disclosure Schedule Section 5.16: (a) there is no unfair labor practice complaint against any of the Schuler Entities pending or, to the knowledge of the Schuler Entities, threatened before the National Labor Relations Board or any comparable state or local Governmental Authority, (b) there is no labor strike, slowdown or work stoppage actually pending or, to the knowledge of the Schuler Entities, threatened against or directly affecting any of the Schuler Entities, and (c) no grievance or any Action arising out of or under collective bargaining agreements is pending or, to the knowledge of the Schuler Entities, threatened against any Schuler Entities.

    5.17 ENVIRONMENTAL MATTERS. Except as set forth in Schuler Disclosure Schedule Section 5.17, to the knowledge of the Schuler Entities:

    (a) the Schuler Entities have not used, generated, treated, stored or disposed of any Hazardous Material at any properties owned, leased or operated by the Schuler Entities, other than Hazardous Material customarily used, generated, treated, stored or disposed of in connection with businesses similar to the Schuler Business;

    (b) the Schuler Entities have not caused the release, discharge, spillage, loss, seepage or filtration of any Hazardous Material and no such occurrence is threatened on, under, about or from such properties;

    (c) the Schuler Entities have not engaged in, and are not engaged in, the use, generation, production, manufacture, treatment, storage, disposal or transportation of Hazardous Material, other than Hazardous Material customarily used, generated, produced, manufactured, treated, stored, disposed or transported in connection with businesses similar to the Schuler Business;

    (d) to the knowledge of the Schuler Entities, none of the properties owned, leased or operated by the Schuler Entities contains or has contained any underground or above-ground tanks for the storage of Hazardous Material and has not been remediated;

    (e) the Schuler Entities have disposed of all wastes, including those containing any Hazardous Material, in substantial compliance with all applicable Environmental Laws and Environmental Permits, and, to the knowledge of the Schuler Entities, the Schuler Entities have never received any written notice or claim of Liability for any off-site contamination;

    (f) Environmental Permits have been obtained and are in full force and effect, or are in the process of being obtained, for the operations conducted at all properties owned, leased or operated by the Schuler Entities;

    (g) none of the properties owned, leased or operated by the Schuler Entities are listed or, to the knowledge of the Schuler Entities, proposed for listing on the National Priorities List under CERCLA or on the CERCLIS or any similar state list of sites requiring investigation or cleanup;

    (h) the Schuler Entities and each property owned, leased or operated by the Schuler Entities has been and is in substantial compliance with all, and is not in violation of any, Environmental Laws and Environmental Permits, and there are no Governmental Orders outstanding, no claims with respect to Environmental Laws have been instituted or filed, and none are pending or, to the knowledge of the Schuler Entities, threatened relating to the Schuler Entities or their business, operations, assets or properties, owned, leased or operated; and

    (i) Schuler has provided or made available to the WP Partners true, accurate and complete copies of any written information in the possession of the Schuler Entities (other than where such disclosure would result in the loss of the attorney-client privilege) which pertains to the environmental history of all the properties owned, leased or operated by the Schuler Entities.

    5.18 WARRANTY OBLIGATIONS. (a) Except as set forth on Schuler Disclosure Schedule Section 5.18, none of the Schuler Entities, to the knowledge of the Schuler Entities, has any warranty claims that are not covered by Homebuyers Warranty Corporation, National Home Insurance Company or warranties from subcontractors that materially exceed the amounts reserved therefor on the Schuler Balance Sheet or any aggregate amounts properly accrued on the books and records of any of the Schuler Entities since the date of the Schuler Balance Sheet.

    (b) Except as set forth on Schuler Disclosure Schedule Section 5.18, to the knowledge of the Schuler Entities, no product manufactured, sold, leased or delivered by any of the Schuler Entities (except pursuant to applicable law) is subject to any material guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale or lease.

    (c) To the knowledge of the Schuler Entities, except as set forth on Schuler Disclosure Schedule Section 5.18, none of the Schuler Entities has any material Liability not fully covered by insurance arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, leased or delivered by any of the Schuler Entities.

    (d) All sales by the Schuler Entities have been made in accordance with all federal and state consumer disclosure laws and regulations, including, if applicable, the California Subdivided Lands Act and the regulations enacted thereunder.

    5.19 HOMEOWNER ASSOCIATIONS. (a) Schuler Disclosure Schedule Section 5.19 contains an accurate and complete list of all homeowner associations (the "Schuler Homeowner Associations") in which any of the Schuler Entities has or has had declarant rights.

    (b) Except as set forth on Schuler Disclosure Schedule Section 5.19, to the knowledge of the Schuler Entities, (i) all restrictive covenants and other documents used by any of the Schuler Entities in connection with the creation and operation of the Schuler Homeowner Associations (A) in which any of the Schuler Entities previously had declarant rights complied in all material respects with applicable laws at the time the same were promulgated, and (B) in which any of the Schuler Entities currently has declarant rights currently comply in all material respects with applicable laws, and (ii) all material disclosures and deliveries of information and documents required by applicable laws as to such Schuler Homeowner Associations and their creation and operation have been materially complied with.

    (c) To the knowledge of the Schuler Entities, Schuler Disclosure Schedule
Section 5.19 contains an accurate and complete list of all amounts in excess of $2,000,000 owing between the Schuler Homeowners Associations and any of the Schuler Entities.

    (d) To the knowledge of the Schuler Entities, no other claims exist by a Schuler Homeowner Association against any of the Schuler Entities, and to the knowledge of the Schuler Entities, each Schuler Homeowner Association has been operated, so long as any of the Schuler Entities has participated therein, in accordance with applicable laws.

    5.20 ASSETS NECESSARY TO THE SCHULER BUSINESS. Except as set forth in Schuler Disclosure Schedule Section 5.20, immediately before the Effective Time the Schuler Entities will hold or have the right to use in the Schuler Business all of the assets and properties (including all licenses and agreements) currently being used (except those disposed of in the ordinary course of business or otherwise as contemplated or permitted by this Agreement) or which are reasonably necessary to permit the operation of the Schuler Business in the manner currently conducted by the Schuler Entities.

    5.21 ACCURACY OF INFORMATION FURNISHED. No representation or warranty made by Schuler in this Article V and the related Schuler Disclosure Schedule contains any untrue statement of material fact or omits to state, in light of the circumstances under which it has been made, a material fact necessary to make such representation or warranty not misleading; provided, however, that no representation or warranty is made as to projections, forecasts or other forward looking information furnished by any Schuler Entity to the WP Partners.

    5.22 NO BROKERS. Neither Schuler nor any of its directors, officers or employees has employed any broker, finder or investment banker (other than Salomon Smith Barney Inc.) or incurred any Liability for any brokerage fees, commissions, finders' fees or similar fees in connection with the transactions contemplated by this Agreement or any Ancillary Agreement (other than the fees and expenses of Salomon Smith Barney Inc.).

    5.23   DISCLAIMER.  Except as otherwise expressly set forth in this
Article V, Schuler expressly disclaims any representations or warranties of any kind or nature, express or implied, as to the condition, value or quality of the assets or properties currently or formerly used, operated, owned, leased, controlled, possessed, occupied or maintained by Schuler and the Schuler Subsidiaries. SCHULER SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO SUCH ASSETS OR PROPERTIES, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH ASSETS AND PROPERTIES ARE BEING ACQUIRED THROUGH THE REORGANIZATION "AS IS, WHERE IS" ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, WITH ALL FAULTS, AND THAT THE WP PARTNERS SHALL RELY ON ITS OWN EXAMINATION AND INVESTIGATION THEREOF.

    5.24   NON-CONTROLLED SCHULER ENTITIES.  Schuler Disclosure Schedule
Section 5.24 contains an accurate and complete list of all Schuler Entities in which neither Schuler nor any Affiliates thereof hold a general partner or managing member interest (the "Non-Controlled Schuler Entities"). Notwithstanding anything to the contrary herein, all representations and warranties made by Schuler pursuant to this Article V with respect to the Non-Controlled Schuler Entities are made only to the knowledge of Schuler and the Schuler Entities (other than the Non-Controlled Schuler Entities).

                                   ARTICLE VI
                               CERTAIN COVENANTS

    6.1 ACCESS TO INFORMATION. (a) From the Agreement Date through the Closing Date, but subject to any rights of third Persons, upon reasonable notice, the WP Partners shall (i) afford the officers, employees and authorized agents and representatives of Schuler reasonable access during normal business hours to the offices, properties and Books and Records of the WP Entities and (ii) furnish to the officers, employees and authorized agents and representatives of Schuler such additional financial and operating data and other information regarding the assets, properties and Liabilities of the WP Entities and the WP Business (or legible copies thereof) as Schuler may from time to time reasonably request; PROVIDED, HOWEVER, that such investigation shall not unreasonably interfere with any of the businesses or operations of the WP Partners or the WP Entities. Without limiting the generality of the foregoing, the WP Partners shall cooperate fully with Schuler's investigation of such assets, properties and Liabilities and the WP Business and provide copies of such documents in its possession as Schuler may reasonably request to confirm the title to any and all properties or assets owned or leased by the WP Entities. No WP Partners Indemnified Party shall be responsible for any bodily injury suffered by any of the officers, employees or authorized agents and representatives of Schuler conducting any investigation of the WP Entities' assets and properties. No investigation by Schuler shall affect the representations and warranties of the WP Partners.

    (b) From the Agreement Date through the Closing Date, but subject to any rights of third Persons, upon reasonable notice, Schuler shall (i) afford the officers, employees and authorized agents and representatives of the WP Partners reasonable access during normal business hours to the offices, properties and Books and Records of Schuler and (ii) furnish to the officers, employees and authorized agents and representatives of the WP Entities such additional financial and operating data and other information regarding the assets, properties and Liabilities of Schuler and the Schuler Business (or legible copies thereof) as the WP Partners may from time to time reasonably request; PROVIDED, HOWEVER, that such investigation shall not unreasonably interfere with any of the businesses or operations of Schuler. Without limiting the generality of the foregoing, Schuler shall cooperate fully with the WP Partners' investigation of such assets, properties and Liabilities and the Schuler Business and provide copies of such documents in its possession as the WP Partners may reasonably request to confirm the title to any and all properties or assets owned or leased by Schuler. No Schuler Indemnified Party shall be responsible for any bodily injury suffered by any of the officers, employees or authorized agents and representatives of the WP Partners conducting any investigation of Schuler's assets and properties. No investigation by the WP Partners shall affect the representations and warranties of Schuler.

    6.2 CONDUCT OF BUSINESSES PENDING CLOSING. From the Agreement Date through the Closing Date, except as set forth in WP Disclosure Schedule Section 6.2 or Schuler Disclosure Schedule Section 6.2, or as required by this Agreement or otherwise consented to or approved by the parties in writing, which consent or approval shall not be unreasonably withheld:

    (a) The WP Partners shall cause the WP Entities to operate the WP Business only in its usual, regular and ordinary manner and substantially in the same manner as heretofore conducted. The WP Partners shall cause the WP Entities to use commercially reasonable efforts to (i) preserve the WP Business; (ii) keep available to Newco the services of the present officers, employees, agents and independent contractors of the WP Entities; (iii) maintain the assets of the WP Business in their current state of repair, order and condition, usual and ordinary wear and tear excepted and subject to requirements in the ordinary course of business; and (iv) maintain in effect insurance upon the assets of the WP Entities and with respect to the conduct of the WP Business in such amounts and of such kinds comparable in all material respects to that in effect on the Agreement Date.

    (b) The WP Partners shall cause the WP Entities not to:

        (i) amend the Charter or Bylaws of any WP Entities or WP Subsidiaries, except for the purpose of organizing entities for the purpose of acquiring land in the ordinary course of business;

        (ii) incur or assume or become subject to any additional indebtedness for money borrowed or purchase money indebtedness, except in the ordinary course of business and consistent with past practices;

       (iii) declare or pay any dividend or make any other distribution to any of the WP Partners, other than distributions for payment of income Taxes due to the taxable income of the WP Entities;

        (iv) redeem or otherwise acquire any shares or interest of capital stock or other equity of any WP Entity or issue any capital stock or other equity of any WP Entity or any option, warrant or right relating thereto or any securities exchangeable for or convertible into any such shares or equity;

        (v) permit or allow any WP Entities' assets or properties to be subject to any additional Encumbrance (other than Permitted Liens) or sell, transfer, lease or otherwise dispose of any such assets or properties, in each case except in the ordinary course of business and consistent with past practices;

        (vi) grant any increase in salaries or commissions payable or to become payable to any employee of the WP Entities, or to any sales agent or representative of the WP Entities, except normal periodic increases in salaries and commissions in accordance with the WP Entities' existing compensation practices;

       (vii) make any capital expenditure or commitment therefor for additions to property, equipment or facilities in excess of $500,000 in the aggregate per month, other than land acquisitions and expenditures associated with home building in the ordinary course of business and consistent with past practices;

      (viii) license, sell, transfer, pledge, modify, disclose, dispose of or permit to lapse any right under or respecting, or enter into any settlement regarding the breach or infringement of, any material WP Intellectual Property;

        (ix) terminate, renew, enter into or amend any WP Commitment or contract or agreement which would qualify as a WP Commitment;

        (x) establish or adopt any severance pay plan or arrangement with respect to, or for the benefit of, employees;

        (xi) make any change in any method of accounting or accounting practice or policy, other than those required by GAAP;

       (xii) engage in any transactions with a WP Entity, other than transactions in the ordinary course and consistent with past practices; or

      (xiii) agree, whether in writing or otherwise, to do any of the foregoing.

    (c) Schuler shall cause the Schuler Entities to operate the Schuler Business only in its usual, regular and ordinary manner and substantially in the same manner as heretofore conducted. Schuler shall cause the Schuler Entities to use commercially reasonable efforts to (i) preserve the Schuler Business; (ii) keep available to Newco the services of the present officers, employees, agents and independent contractors of the Schuler Entities; (iii) maintain the assets of the Schuler Business in their current state of repair, order and condition, usual and ordinary wear and tear excepted and subject to requirements in the ordinary course of business; and (iv) maintain in effect insurance upon the assets of the Schuler Entities and with respect to the conduct of the Schuler Business in such amounts and of such kinds comparable in all material respects to that in effect on the Agreement Date.

    (d) Schuler shall cause the Schuler entities not to:

        (i) amend the Charter or Bylaws of any Schuler Entities, except for the purpose of organizing entities for the purpose of acquiring land in the ordinary course of business;

        (ii) incur or assume or become subject to any additional indebtedness for money borrowed or purchase money indebtedness, except in the ordinary course of business and consistent with past practices;

       (iii) declare or pay any dividend or make any other distribution to any stockholder of Schuler;

        (iv) redeem or otherwise acquire any shares or interest of capital stock or other equity of any Schuler Entity or issue any capital stock or other equity of any Schuler Entity or any option, warrant or right relating thereto or any securities exchangeable for or convertible into any such shares or equity;

        (v) permit or allow any Schuler Entities' assets or properties to be subject to any additional Encumbrance (other than Permitted Liens) or sell, transfer, lease or otherwise dispose of any such assets or properties, in each case except in the ordinary course of business and consistent with past practices;

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
        (vi) grant any increase in salaries or commissions payable or to become payable to any employee of the Schuler Entities, or to any sales agent or representative of the Schuler Entities, except normal periodic increases in salaries and commissions in accordance with the Schuler Entities' existing compensation practices;

       (vii) make any capital expenditure or commitment therefor for additions to property, equipment or facilities in excess of $500,000 in the aggregate per month, other than land acquisitions and expenditures associated with home building in the ordinary course of business and consistent with past practices;

      (viii) license, sell, transfer, pledge, modify, disclose, dispose of or permit to lapse any right under or respecting, or enter into any settlement regarding the breach or infringement of, any material Schuler Intellectual Property;

        (ix) terminate, renew, enter into or amend any Schuler Commitment or contract or agreement which would qualify as a Schuler Commitment;

        (x) establish or adopt any severance pay plan or arrangement with respect to, or for the benefit of, employees;

        (xi) make any change in any method of accounting or accounting practice or policy, other than those required by GAAP;

       (xii) engage in any transactions with a Schuler Entity, other than transactions in the ordinary course and consistent with past practices; or

      (xiii) agree, whether in writing or otherwise, to do any of the foregoing.

    6.3 NO SOLICITATION OF TRANSACTIONS. (a) From the Agreement Date through the Closing Date, none of the WP Partners nor any of their representatives, Affiliates, directors, officers, employees, subsidiaries or agents will solicit, consider, encourage or accept any inquiries, proposals or offers to acquire, or offer or sell, or agree to sell, any of the WP Interests or the securities, assets or properties of any WP Entities (other than sales of properties in the ordinary course of business consistent with past practices) or assist any third Person in preparing or soliciting such an inquiry, proposal or offer. The WP Partners shall not have, and shall cause such representatives, Affiliates, directors, officers, employees, subsidiaries and agents not to have, any discussions, conversations, negotiations or other communication with, or provide any information or data to, any Person(s) expressing an interest in making or effecting any such inquiry, proposal or offer.

    (b) From the Agreement Date through the Closing Date, neither Schuler nor any of its representatives, Affiliates, directors, officers, employees, subsidiaries or agents will solicit, consider, encourage or accept any inquiries, proposals or offers to acquire, or offer or sell, or agree to sell, any of the securities, assets or properties of Schuler (other than sales of properties in the ordinary course of business consistent with past practices or exercises of options or sales of stock of Schuler by officers or employees of Schuler (other than James Schuler)) or assist any third Person in preparing or soliciting such an inquiry, proposal or offer. Schuler shall not have, and shall cause such representatives, Affiliates, directors, officers, employees, subsidiaries and agents not to have, any discussions, conversations, negotiations or other communication with, or provide any information or data to, any Person(s) expressing an interest in making or effecting any such inquiry, proposal or offer.

    6.4 AUTHORIZATIONS. (a) Each of Schuler and the WP Partners shall cooperate in the preparation of any filing required under the HSR Act and shall submit such filing within 30 days of the Agreement Date.

    (b) Each of Schuler and the WP Partners as promptly as practicable after the Agreement Date, shall (i) deliver, or cause to be delivered, all notices and make, or cause to be made, all such declarations, designations, registrations, filings and submissions under all statutes, laws, regulations and Governmental Orders applicable to it as may be required for it to consummate the transactions contemplated hereby and by the Ancillary Agreements in accordance with the terms of this Agreement and the Ancillary Agreements; (ii) use commercially reasonable efforts to obtain, or cause to be obtained, all authorizations, approvals, orders, consents and waivers from all Persons necessary to consummate the foregoing; and (iii) use commercially reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for it to fulfill its respective obligations hereunder and to carry out the intentions of the parties expressed herein.

    (c) Each party shall use its commercially reasonable efforts to satisfy the conditions to Closing applicable to it in Articles VII and VIII as soon as commercially practicable.

    (d) Schuler and the WP Partners shall comply substantially with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions, by the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition law authorities of any State of the United States (the "Antitrust Authorities").

    (e) Each party shall use its commercially reasonable efforts, and shall cooperate fully with the other, to prevent the entry in any Action brought by an Antitrust Authority or any other Person of any Governmental Order which would prohibit, make unlawful or materially delay the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

    6.5 CONTRIBUTION TO WP LLC. Prior to the Closing Date, the WP Partners shall contribute the WP Interests, or cause the WP Interests to be contributed, to WP LLC.

    6.6 ACKNOWLEDGEMENTS. (a) In order to induce the WP Partners to enter into and perform this Agreement and the Ancillary Agreements, Schuler acknowledges and agrees with the WP Partners as follows: THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE IV OF THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE WP PARTNERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY AND BY THE ANCILLARY AGREEMENTS. THERE ARE NO REPRESENTATIONS, WARRANTIES, COVENANTS, UNDERSTANDINGS OR AGREEMENTS, ORAL OR WRITTEN, IN RELATION THERETO AMONG THE PARTIES OTHER THAN THOSE INCORPORATED HEREIN AND THEREIN. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT, SCHULER DISCLAIMS RELIANCE ON ANY REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, BY OR ON BEHALF OF THE WP PARTNERS OR ANY EMPLOYEES, REPRESENTATIVES OR AGENTS OF ANY OF SUCH PERSONS. Nothing in this Section 6.5 shall be deemed to lessen in any way Schuler's reliance on, and right to enforce, any covenant or agreement contained in this Agreement.

    (b) In order to induce Schuler to enter into and perform this Agreement, the WP Partners acknowledge and agrees with Schuler as follows: THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE V OF THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SCHULER TO THE WP PARTNERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY AND BY THE ANCILLARY AGREEMENTS. THERE ARE NO REPRESENTATIONS, WARRANTIES, COVENANTS, UNDERSTANDINGS OR AGREEMENTS, ORAL OR WRITTEN, IN RELATION THERETO AMONG THE PARTIES OTHER THAN THOSE INCORPORATED HEREIN AND THEREIN. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE V OF THIS AGREEMENT, THE WP PARTNERS DISCLAIM RELIANCE ON ANY REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, BY OR ON BEHALF OF SCHULER OR ANY EMPLOYEES, REPRESENTATIVES OR AGENTS OF ANY OF SUCH PERSONS. Nothing in this Section 6.5 shall be deemed to lessen in any way the WP Partner's reliance on, and right to enforce, any covenant or agreement contained in this Agreement.

    6.7 PUBLIC ANNOUNCEMENTS. Neither Schuler, the WP Partners nor the representatives of any of them shall make any public announcement with respect to this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby without the prior written consent of the other party hereto. The foregoing notwithstanding, any such public announcement may be made if required by applicable statute, law, regulation, Governmental Order, the NASD or NASDAQ rule or listing agreement, provided that the party required to make such public announcement, to the extent reasonably possible, shall confer with the other party concerning the timing and content of such public announcement before the same is made.

    6.8 REGISTRATION STATEMENT. Schuler and the WP Partners shall cooperate and promptly prepare and file with the SEC as soon as practicable a Registration Statement on Form S-4 (the "Form S-4") under the Securities Act, with respect to the Newco Common Stock issuable in the Reorganization, a portion of which Registration Statement shall also serve as the proxy statement with respect to the Schuler Stockholder Meeting (the "Proxy Statement/Prospectus"). The respective parties will cause the Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Schuler and the WP Partners shall use all reasonable efforts to have the Form S-4 declared effective by the SEC as promptly as practicable and to keep the Form S-4 effective as long as is necessary to consummate the Reorganization. Schuler and the WP Partners shall, as promptly as practicable, provide copies of any written comments received from the SEC with respect to the Form S-4 to each other and advise the WP Partners of any verbal comments with respect to the Form S-4 received from the SEC. Schuler and the WP Partners shall use their best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this Agreement. Schuler agrees that the written information concerning the Schuler Entities provided by it for inclusion in that the Proxy Statement/Prospectus and each amendment or supplement thereto at the time of mailing thereof and at the time of the Schuler Stockholder Meeting, or, in the case of the Form S-4 and each amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The WP Partners agree that the written information concerning the WP Partners and the WP Entities provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the Schuler Stockholder Meeting, or, in the case of written information concerning the WP Partners and the WP Entities provided by the WP Partners for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No amendment or supplement to the Proxy Statement/Prospectus will be made by Schuler or the WP Partners without the approval of the WP Partners or Schuler, respectively. Schuler and the WP Partners will advise the WP Partners and Schuler, respectively, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Newco Common Stock issuable in connection with the Reorganization for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

    6.9 SCHULER STOCKHOLDER MEETING. Schuler will, as soon as practicable and in no event later than 45 days after the Form S-4 is declared effective by the SEC, duly call, give notice of, convene and hold the Schuler Stockholder Meeting. Schuler shall, through its Board of Directors, recommend to its stockholders adoption and approval of this Agreement and the Merger A Agreement.

    6.10 LISTING APPLICATION. Schuler shall promptly cause Newco to prepare and submit to NASDAQ a listing application covering the shares of Newco Common Stock issuable in the Reorganization, and shall use reasonable efforts to obtain, prior to the Effective Time, approval for the listing of such Newco Common Stock on The Nasdaq Stock Market, subject to official notice of issuance.

    6.11 AFFILIATE LETTERS. At least 30 days prior to the Closing Date, the WP Partners shall deliver to Schuler a list of names and addresses of those persons who were, in the WP Partners' reasonable judgment, at the record date for the Schuler Stockholder Meeting, Affiliates of the WP Partners and WP LLC and who will receive any securities in any of the transactions contemplated hereby. The WP Partners shall use all reasonable efforts to deliver or cause to be delivered to Newco, prior to the Closing Date, from each of the Affiliates of the WP Partners and WP LLC identified in the foregoing list, an Affiliate Letter in the form attached hereto as Exhibit K. Newco shall be entitled to place legends as specified.

    6.12 NON-DISCLOSURE OF PROPRIETARY DATA. Each of the parties agrees that such party will not, at any time, make use of, divulge or otherwise disclose, directly or indirectly, any trade secret or other proprietary data or confidential information concerning the business or policies of any WP Entity or of Schuler obtained in connection with the negotiation, execution, or performance of this Agreement or any Ancillary Agreement. The parties' obligations under this Section 6.12 with respect to any trade secret or other proprietary data or confidential information of Schuler or the WP Entities is independent of any obligations under the Confidentiality Agreement and shall survive the termination of this Agreement if this Agreement is terminated prior to Closing.

    6.13 SECTION 341(f) CONSENT. At any time following the Contribution, Schuler and the WP Partners shall cause Newco, within five (5) business days of receipt by Newco of a written request by WP LLC or one or more of the WP Partners (or their respective successors) to file a statement with the IRS stating that Newco consents to have the provisions of section 341(f) of the Code apply to it (the "Section 341(f) Consent"). A copy of the Section 341(f) Consent shall be simultaneously delivered to WP LLC or the requesting WP Partner(s). Notice to the stockholders of Newco of the filing of the Section 341(f) Consent shall be provided in a Form 8-K filed by Newco with the SEC at the time Newco files the Section 341(f) Consent. Schuler and the WP Partners shall cause Newco to cause any subsidiary corporation it controls to file a statement of consent under Section 341(f) of the Code, to the extent required by Section 341(f)(6) of the Code.

    6.14 NEWCO STOCK OPTION PLAN. Schuler and the WP Partners shall cooperate and work in good faith in order for Newco, within a reasonable time after the Agreement Date, to adopt a stock option plan with terms and provisions comparable to the Schuler Homes, Inc. Amended and Restated 1992 Stock Option Plan and to grant options thereunder to certain employees of the Schuler Entities and the WP Entities.

                                  ARTICLE VII
                    CONDITIONS TO THE OBLIGATIONS OF SCHULER

    The obligations of Schuler to effect the transactions contemplated herein shall be subject to the fulfillment satisfaction or waiver, on or before the Closing Date, of each of the following conditions:

    7.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of the WP Partners contained in Article IV and taken as a whole shall be true and correct in all material respects at and as of the Closing Date with the same effect as though made at and as of the Closing Date, except that representations and warranties made as of, or in respect of, only a specified date or period shall be true and correct in all material respects in respect of, or as of, such date or period.

    7.2 PERFORMANCE. The WP Partners shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

    7.3 HSR ACT. Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated hereby shall have expired or shall have been terminated.

    7.4 ABSENCE OF GOVERNMENTAL ORDERS. No temporary or permanent Governmental Order shall be in effect which prohibits or makes unlawful consummation of the transactions contemplated hereby.

    7.5 OFFICERS' CERTIFICATES. The WP Partners shall have furnished Schuler with such certificates of their officers certifying as to compliance with the conditions set forth in this Article VII as may be reasonably requested by Schuler.

    7.6 CERTAIN AGREEMENTS. Each party to the Ancillary Agreements shall have duly authorized and executed the Ancillary Agreements and shall have delivered the same to Schuler.

    7.7 STOCKHOLDER APPROVAL. This Agreement and the transactions contemplated hereby shall have been approved in the manner required by applicable law and NASDAQ by the holders of the issued and outstanding shares of capital stock of Schuler.

    7.8 FORM S-4. The Form S-4 shall have become effective and shall be effective at the Effective Time, and no stop order suspending effectiveness of the Form S-4 shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, or, to the knowledge of Schuler or the WP Partners, threatened, and all necessary approvals under state securities laws relating to the issuance or trading of the Newco Common Stock to be issued in connection with the Reorganization shall have been received.

    7.9 LISTING. The Newco Common Stock to be issued in connection with the Reorganization shall have been approved for listing on The Nasdaq Stock Market, subject only to official notice of issuance.

    7.10 WP REQUIRED CONSENTS. The WP Entities shall have obtained the WP Required Consents.

    7.11 FIRPTA MATTERS. The WP Entities shall have delivered to Newco separate statements (in such form as may be reasonably requested by counsel to Schuler) signed under penalty of perjury by each of the WP Partners, certifying as to such WP Partner's non-foreign status for purposes of United States income taxation and setting forth such WP Partner's tax identification number and home or office address.

    7.12 EMPLOYMENT AGREEMENT. Newco shall have entered into an employment agreement with James K. Schuler substantially in the form of Exhibit L.

                                  ARTICLE VIII
                CONDITIONS TO THE OBLIGATIONS OF THE WP PARTNERS

    The obligations of the WP Partners to effect the transactions contemplated herein shall be subject to the fulfillment, satisfaction or waiver, on or before the Closing Date, of each of the following conditions:

    8.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of Schuler contained in Article V and taken as a whole shall be true and correct in all material respects at and as of the Closing Date with the same effect as though made at and as of the Closing Date, except that representations and warranties made as of, or in respect of, only a specified date or period shall be true and correct in all material respects in respect of, or as of, such date, or period.

    8.2 PERFORMANCE. Schuler shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

    8.3 HSR ACT. Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated hereby shall have expired or shall have been terminated.

    8.4 ABSENCE OF GOVERNMENTAL ORDERS. No temporary or permanent Governmental Order shall be in effect which prohibits or makes unlawful consummation of the transactions contemplated hereby.

    8.5 OFFICERS' CERTIFICATES. Schuler shall have furnished the WP Partners with such certificates of its officers certifying as to compliance with the conditions set forth in this Article VIII as may be reasonably requested by the WP Partners.

    8.6 CERTAIN AGREEMENTS. Each party to the Ancillary Agreements shall have duly authorized and executed the Ancillary Agreements and shall have delivered the same to the WP Partners.

    8.7 STOCKHOLDER APPROVAL. This Agreement and the transactions contemplated hereby shall have been approved in the manner required by applicable law and NASDAQ by the holders of the issued and outstanding shares of capital stock of Schuler.

    8.8 FORM S-4. The Form S-4 shall have become effective and shall be effective at the Effective Time, and no stop order suspending effectiveness of the Form S-4 shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, or, to the knowledge of Schuler or the WP Partners, threatened, and all necessary approvals under state securities laws relating to the issuance or trading of the Newco Common Stock to be issued in connection with the Reorganization shall have been received.

    8.9 LISTING. The Newco Common Stock to be issued in connection with the Reorganization shall have been approved for listing on The Nasdaq Stock Market, subject only to official notice of issuance.

    8.10 SCHULER REQUIRED CONSENTS. Schuler shall have obtained the Schuler Required Consents.

    8.11 EMPLOYMENT AGREEMENT. Newco shall have entered into an employment agreement with James K. Schuler substantially in the form of Exhibit L.

                                   ARTICLE IX
                                INDEMNIFICATION

    9.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of the WP Partners in Article IV and of Schuler in Article V shall survive for a period of 21 months from the Closing; PROVIDED, HOWEVER, that the representations and warranties contained in Sections 4.12 and 5.12 shall survive until the applicable statute of limitations with respect to Taxes has expired. If written notice of a claim has been given prior to the expiration of the applicable representations and warranties by a party in whose favor such representations and warranties have been made to the party that made such representations and warranties, then the relevant representations and warranties shall survive as to such claim, until the claim has been finally resolved.

    9.2 INDEMNIFICATION BY THE WP PARTNERS. Except as otherwise limited by this Article IX, the WP Partners shall jointly and severally indemnify, defend and hold harmless Schuler, and Schuler's Affiliates, shareholders, officers, directors, employees, subsidiaries, successors and assigns (collectively, the "Schuler Indemnified Parties") from and against, and pay or reimburse the Schuler Indemnified Parties for, any and all losses, damages, claims, costs and expenses, interest, awards, judgments, fines, and penalties (including reasonable legal costs and expenses) suffered or incurred by them (hereinafter a "Schuler Loss") arising out of or resulting from:

    (a) the inaccuracy of any representation or warranty of the WP Partners set forth in Article IV; or

    (b) any other breach or violation of this Agreement by the WP Partners.

    9.3  INDEMNIFICATION BY SCHULER.  Except as otherwise limited by this
Article IX, Schuler shall indemnify, defend and hold harmless the WP Partners and their Affiliates, shareholders, officers, directors, employees, subsidiaries, successors and assigns (collectively, the "WP Partners Indemnified Parties") from and against, and pay or reimburse the WP Partners Indemnified Parties for, any and all losses, damages, claims, costs and expenses, interest, awards, judgments, fines, and penalties (including reasonable legal costs and expenses) actually suffered or incurred by them (hereinafter a "WP Partners Loss") arising out of or resulting from:

    (a) the inaccuracy of any representation or warranty of Schuler set forth in
Article V; or

    (b) any other breach or violation of this Agreement by Schuler.

    9.4  GENERAL INDEMNIFICATION PROVISIONS.  (a) For the purposes of this
Section 9.4 and Sections 9.5 and 9.6, the term "Indemnitee" shall refer to the Person or Persons indemnified, or entitled, or claiming to be entitled, to be indemnified, pursuant to the provisions of Section 9.2 or 9.3, as the case may be; the term "Indemnitor" shall refer to the person having the obligation to indemnify pursuant to such provisions; and "Losses" shall refer to WP Partners Losses or Schuler Losses, as the case may be. Losses shall be determined without reduction based on the amount thereof which may fall below standards based on materiality or specified amounts.

    (b) Within a reasonable time following the determination thereof, an Indemnitee shall give the Indemnitor notice of any matter which an Indemnitee has determined has given or could give rise to a right of indemnification under this Agreement (regardless of whether a claim for indemnification otherwise would be prohibited by Section 9.5(a)), stating the amount of the Loss, if known, and method of computation thereof, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The obligations and Liabilities of an Indemnitor under this Article IX with respect to Losses arising from claims of any third party that are subject to the indemnification provided for in this Article IX ("Third Party Claims") shall be governed by and contingent upon the following additional terms and conditions: If an Indemnitee shall receive notice of any Third Party Claim, the Indemnitee shall promptly give the Indemnitor notice of such Third Party Claim and shall permit the Indemnitor, at its option, to undertake the defense of such Third Party Claim by counsel of its own choice and at its expense; PROVIDED, HOWEVER, that the failure of the Indemnitee to notify the Indemnitor during the required notification period shall only relieve the Indemnitor from its obligation to indemnify the Indemnitee pursuant to this Article IX to the extent that the Indemnitor is actually prejudiced by such failure (whether as a result of the forfeiture of substantive rights or defenses or otherwise). If the Indemnitor acknowledges in writing its obligation to indemnify the Indemnitee hereunder against any Losses that may result from such Third Party Claims (subject to the limitations set forth herein), then the Indemnitor shall be entitled, at its option, to assume and control the defense of such Third Party Claim at its expense and through counsel of its reasonable choice if it gives notice to the Indemnitee within 20 calendar days of the receipt of notice of such Third Party Claim from the Indemnitee of its intention to do so. If the Indemnitor elects to assume and control the defense of any such Third Party Claim, the Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise or settlement of the Third Party Claim, but the fees and expenses of such counsel will be at the expense of the Indemnitee, unless (i) the Indemnitor has agreed to pay such fees and expenses, (ii) any relief other than the payment of money damages is sought against the Indemnitee, or (iii) the Indemnitee has been advised by its counsel that there may be one or more defenses reasonably available to it which are different from or additional to those available to the Indemnitor and which can not be effectively raised by Indemnitor, and in any such case that portion of the fees and expenses of such separate counsel that are reasonably related to matters covered by the indemnification provided by this Article IX will be paid by the Indemnitor. Expenses of counsel to the

Indemnitee shall be reimbursed on a current basis by the Indemnitor if there is no dispute as to the obligation of the Indemnitor to pay such amounts pursuant to this Article IX. In the event the Indemnitor exercises its right to undertake the defense against any such Third Party Claim as provided above, the Indemnitee shall cooperate with the Indemnitor in such defense and make available to the Indemnitor, at the Indemnitor's expense, all witnesses, pertinent records, materials and information in its possession or under its control relating thereto as is reasonably required by the Indemnitor. Similarly, in the event the Indemnitee is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnitor shall cooperate with the Indemnitee in such defense and make available to it, at the Indemnitor's expense, all such witnesses, records, materials and information in its possession or under its control relating thereto as is reasonably required by the Indemnitee. No such Third Party Claim, except the settlement thereof which involves the payment of money only (by a party or parties other than the Indemnitee) and for which the Indemnitee is released by the third party claimant and is totally indemnified by the Indemnitor, may be settled by the Indemnitor without the written consent of the Indemnitee. No Third Party Claim which is being defended in good faith by the Indemnitor shall be settled by the Indemnitee without the written consent of the Indemnitor.

    9.5 LIMITATIONS ON INDEMNIFICATION. (a) No claim or claims may be made against an Indemnitor for indemnification pursuant to Section 9.2(a) or
Section 9.3(a), as the case may be, unless the collective Losses of the Indemnitees with respect to such Sections shall exceed in the aggregate an amount equal to $5,000,000, in which case the Indemnitor shall be obligated to the Indemnitee only for the amount of the Loss or Losses in excess of $5,000,000.

    (b) In addition to the provisions and limitations as provided in
(i) Section 9.1 with respect to the period of survival of representations and warranties and (ii) Section 9.5(a) with respect to dollar amounts of Losses for which indemnification for breaches of representations and warranties is not available: (A) the WP Partners shall not be liable for any Schuler Loss (1) to the extent Schuler Losses relate to breaches of the WP Partners' representations and warranties contained in Sections 4.5, 4.6, 4.8, 4.9, 4.10, 4.13, 4.14, 4.15,
4.16, 4.17, 4.18, 4.19, 4.20, 4.21 (solely with respect to representations and warranties contained in the Sections listed in this clause (1)) and/or 4.22 and exceed (in the aggregate) an amount equal to $15,000,000, (2) to the extent Schuler Losses relate to breaches of the WP Partners' representations and warranties contained in Sections 4.7, 4.11, 4.12, 4.21 (solely with respect to representations and warranties contained in the Sections listed in this clause (2)), and/or 4.23 and exceed (in the aggregate) an amount equal to $25,000,000 or (3) for which a claim for indemnification relating to such a breach is not asserted hereunder within the applicable survival period as provided in Section 9.1; and (B) Schuler shall not be liable for any WP Partners Loss (4) to the extent WP Partners Losses relate to breaches of Schuler's representations and warranties contained in Sections 5.5, 5.6 5.8, 5.9, 5.10, 5.13, 5.14, 5.15, 5.16, 5.17, 5.18, 5.19, 5.20, 5.21 (solely with respect to representations and warranties contained in the Sections listed in this clause (4)) and/or 5.22 and exceed (in the aggregate) an amount equal to $15,000,000, (5) to the extent WP Partners Losses relate to breaches of Schuler's representations and warranties contained in Sections 5.7, 5.11, 5.12,
5.21 (solely with respect to representations and warranties contained in the Sections listed in this clause (5)) and/or 5.23 and exceed (in the aggregate) an amount equal to $25,000,000 or (6) for which a claim for indemnification relating to such a breach is not asserted hereunder within the applicable survival period as provided in Section 9.1. The immediately preceding sentence notwithstanding, the liability of the WP Partners for Schuler Losses pursuant to clauses (1) and (2) shall not exceed, in the aggregate, $25,000,000, and the liability of Schuler for WP Partner Losses pursuant to clauses (4) and
(5) shall not exceed, in the aggregate, $25,000,000.

    (c) Notwithstanding any other provision of this Agreement, the Liability of any Indemnitor for Losses shall be determined on a basis that is net of the amount of any such Losses covered by insurance after subtracting deductibles and retroactive premiums and other co-payments required to be made by an Indemnitee.

    9.6 STOCK INDEMNIFICATION PAYMENTS. (a) Any indemnification obligations of the WP Partners pursuant to Section 9.2 shall be satisfied by payment in shares of Newco Class A Common Stock and/or shares of Newco Class B Common Stock to Newco. The number of shares of Stock delivered by the WP Partners in satisfaction of an indemnification obligation shall be determined in accordance with Section 9.6(c) below.

    (b) Any indemnification obligations of Schuler pursuant to Section 9.3 shall be satisfied by payment in shares of Newco Class A Common Stock and/or Newco Class B Common Stock to WP LLC, the number of which shares shall be determined in accordance with Section 9.6(c) below.

    (c) The aggregate number of shares of Newco Class A Common Stock and/or Newco Class B Common Stock paid by Schuler or the WP Partners in satisfaction of an indemnification obligation pursuant to paragraph (a) or (b) of this
Section 9.6 shall be equal to (i)(x) the amount of the Losses for which indemnification is owed by Schuler, MULTIPLIED BY the number of shares of Newco Common stock owned by WP LLC and Bankers Trust on the Closing Date, MINUS
(y) the amount of the Losses for which indemnification is owed by the WP Partners, MULTIPLIED BY the number of shares of Newco Common stock owned by the stockholders of Schuler on the Closing Date, ALL DIVIDED BY (ii) (x) the number of shares of Newco Common Stock owned by the stockholders of Schuler on the Closing Date, MULTIPLIED BY the Schuler Common Stock Market Value, MINUS
(y) the amount of the Losses for which indemnification is owed by Schuler (all rounded to nearest whole share). For purposes of this Section 9.6(c), the term "Schuler Common Stock Market Value" shall mean the average closing price per share of Schuler Common Stock on NASDAQ (as reported in THE WALL STREET JOURNAL or, if not reported therein, any other authoritative source) for the twenty
(20) consecutive trading days (whether or not actual trading occurred during such period) ending one (1) trading day preceding the Closing Date.

    (d) An example of calculations made pursuant to this Section 9.6 is attached as Exhibit M.

                                   ARTICLE X
                            [INTENTIONALLY OMITTED]

                                   ARTICLE XI
                                  TERMINATION

    11.1 TERMINATION. This Agreement may be terminated at any time prior to the Closing:

    (a) by the mutual written consent of Schuler and the WP Partners; or

    (b) by either Schuler, on the one hand, or the WP Partners, on the other hand, if (i) the approval of Schuler's stockholders required by Sections 7.7 and
8.7 shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof, or (ii) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; PROVIDED, HOWEVER, that the party seeking to terminate this Agreement pursuant to this clause (ii) shall have used all reasonable efforts to remove such injunction, order or decree; or (iii) if the Closing shall not have occurred by January 31, 2000 (which date may be extended at the sole option of either party to February 28, 2001); PROVIDED, HOWEVER, that the right to terminate this Agreement pursuant to this subsection shall not be available to any party or parties whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date; or

    (c) by Schuler, as a result of the breach in any material respect of any of the representations and warranties of the WP Partners contained in Article IV or the failure by the WP Partners to perform and comply in any material respect with any of the agreements and obligations required by this Agreement to be performed or complied with by the WP Partners, provided that such breach or failure is not cured within 30 days of the WP Partners' receipt of a written notice from Schuler that such a breach or failure has occurred; or

    (d) by the WP Partners, as a result of the breach in any material respect of any of the representations and warranties of Schuler contained in Article V or the failure by Schuler to perform and comply in any material respect with any of the agreements and obligations required by this Agreement to be performed or complied with by Schuler, provided that such breach or failure is not cured within 30 days of Schuler's receipt of a written notice from a WP Partner that such a breach or failure has occurred.

    11.2  WRITTEN NOTICE.  In order to terminate this Agreement pursuant to
Section 11.1, the party so acting shall give written notice of such termination to the other parties, specifying the grounds thereof.

    11.3 EFFECT OF TERMINATION. In the event of the termination of this Agreement in accordance with Section 11.1, this Agreement (other than Sections
6.6 and 12.1, which shall survive the termination hereof) shall become void and have no effect, with no liability on the part of any party or its Affiliates, directors, officers, employees, shareholders or agents in respect thereof; PROVIDED, HOWEVER, that nothing in this Section 11.3 shall deprive the WP Partners, on the one hand, and Schuler, on the other, from bringing any Action for breach of the Agreement by the other.

    11.4 WAIVER. At any time prior to the Closing, Schuler, on the one hand, and the WP Partners, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto,
(b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein.

                                  ARTICLE XII
                               GENERAL PROVISIONS

    12.1 EXPENSES, TAXES, ETC. Except as otherwise provided herein or in any Ancillary Agreement, in the event that the Closing occurs, Newco shall pay all reasonable fees and expenses incurred by each party hereto in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby. Except as otherwise provided herein or in any Ancillary Agreement, in the event that the Closing does not occur, each party shall pay all such fees and expenses incurred by it in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby; PROVIDED, HOWEVER, that (a) the filing fee in connection with the HSR Act filing, (b) the filing fee in connection with the filing of the Form S-4 or Proxy Statement/Prospectus with the SEC, (c) the expenses incurred in connection with printing and mailing the Form S-4 and the Proxy Statement/Prospectus and
(d) all sales, use, documentary, stamp and excise Taxes and all transfer, filing, recordation and similar Taxes and fees (including all real estate transfer Taxes and conveyance and recording fees, if any) incurred by any party or the WP Entities in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby will be borne equally by Schuler, on the one hand, and the WP Partners, on the other hand.

    12.2 NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or by recognized overnight delivery service or mailed by registered or certified mail (postage prepaid, return receipt requested), or sent by facsimile transmission (confirmation received) to the parties at the following addresses and facsimile transmission numbers (or at such other address or number for a party as shall be specified by like notice), except that notices after the giving of which there is a designated period within which to perform an act and notices of changes of address or number shall be effective only upon receipt:

    (a) if to the WP Partners:

           Eugene Rosenfeld
           c/o Western Pacific Housing
           300 Continental Blvd., Suite 390
           El Segundo, CA 90246
           Facsimile No.: (310) 414-0514

           AND

           Rick Koenigsberger
           Apollo Real Estate Advisors
           1301 Avenue of the Americas, 38th Floor
           New York, NY 10019
           Facsimile No.: (212) 515-3282

           AND

           Ronald J. Kravit
           Blackacre WPH, LLC
           450 Park Avenue, 28th Floor
           New York, New York 10022
           Facsimile No.: (212) 891-2103

           WITH A COPY TO:

           Peter P. Wallace, Esq.
           Morgan, Lewis & Bockius LLP
           300 S. Grand Avenue, 22nd Floor
           Los Angeles, CA 90071
           Facsimile No.: (213) 612-2554

           AND

           Stuart D. Freedman, Esq.
           Schulte, Roth & Zabel LLP
           900 3rd Avenue
           New York, New York 10022
           Facsimile No.: (212) 832-4169

    (b) if to Schuler:

           James K. Schuler
           Schuler Homes, Inc.
           828 Fort Street Mall, 4th Floor
           Honolulu, Hawaii 96813
           Facsimile No.: (808) 524-8927
           with a copy to:

           Richard V. Smith, Esq.
           Orrick, Herrington & Sutcliffe LLP
           400 Sansome Street
           San Francisco, CA 94111
           Facsimile No.: (415) 773-5759

    12.3 DISCLOSURE SCHEDULES. The WP Disclosure Schedule and the Schuler Disclosure Schedule shall be divided into sections corresponding to the sections and subsections of this Agreement. Disclosure of any matter in either the WP Disclosure Schedule or the Schuler Disclosure Schedule shall not be deemed to imply that such matter is or is not material. Disclosure of any matter in the WP Disclosure Schedule or the Schuler Disclosure Schedule shall not constitute an admission or raise any inference that such matter constitutes a violation of law or an admission of Liability or facts supporting Liability.

    12.4 INTERPRETATION. (a) When a reference is made in this Agreement to Sections, subsections, Schedules or Exhibits, such reference shall be to a Section, subsection, Schedule or Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words "herein" and "hereby" and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. Except as otherwise expressly provided herein, all monetary amounts referenced in this Agreement shall mean U.S. dollars. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

    (b) Any references in this Agreement to the "knowledge" of the WP Partners and the WP Entities, or to matters "known" to the WP Partners and the WP Entities, shall mean the actual knowledge without inquiry or investigation of only the Persons listed on Schedule 12.4(a). Any references in this Agreement to the "best knowledge" or "knowledge" of Schuler shall mean the actual knowledge without inquiry or investigation of only the Persons listed on
Schedule 12.4(b). Anything herein to the contrary notwithstanding, no Person listed on any of such schedules shall have any personal Liability with respect to any of the matters set forth in this Agreement or any representation or warranty herein being or becoming untrue, inaccurate or incomplete.

    12.5 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

    12.6 ASSIGNMENT. This Agreement may not be assigned by operation of law or otherwise.

    12.7 NO THIRD-PARTY BENEFICIARIES. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights or remedies hereunder.

    12.8 AMENDMENT. This Agreement may not be amended or modified except by an instrument in writing signed by the WP Partners and Schuler. In the case of Schuler, such amendment may be made by action taken or authorized by Schuler's Board of Directors at any time before or after approval of the matters presented in connection with the Reorganization by the stockholders of Schuler, but after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval.

    12.9 NO OTHER REMEDIES. Except as provided in Sections 11.3 and 12.13, any and all remedies herein expressly conferred upon a party hereby are deemed exclusive of any other remedy conferred hereby or by law or equity on such party. In particular, the remedies provided by Article IX for Losses shall be exclusive of any other rights or remedies available to a party against the other party, either at law or in equity, in relation to any breach, default or nonperformance of any representation, warranty, covenant, agreement or undertaking made or entered into by such other party pursuant to this Agreement or the transactions contemplated hereby. Notwithstanding any provision hereof, neither party shall be liable hereunder to any Schuler Indemnified Party or WP Partners Indemnified Party for any incidental or consequential damages, damages for loss of profits or opportunities or exemplary or punitive damages, regardless of the circumstances from which such damages arose.

    12.10 FURTHER ASSURANCES. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

    12.11 MUTUAL DRAFTING. This Agreement is the joint product of Schuler and the WP Partners and each provision hereof has been subject to the mutual consultation, negotiation and agreement of Schuler and the WP Partners and shall not be construed for or against any party hereto.

    12.12 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within such State (without giving effect to such State's choice of law principles).

    12.13 DISPUTE RESOLUTION. Except as otherwise provided in Section 11.3, any dispute, controversy or claim between the parties relating to, arising out of or in connection with this Agreement (or any subsequent agreements or amendments thereto), including as to its existence, enforceability, validity, interpretation, performance or breach or as to indemnification or damages, including claims in tort, whether arising before or after the termination of this Agreement (any such dispute, controversy or claim being herein referred to as a "Dispute"), shall be settled without litigation and only by use of the following alternative dispute resolution procedure:

    (a) At the written request of the WP Partners, on the one hand, or Schuler, on the other hand, each party shall appoint a knowledgeable, responsible representative to meet and negotiate in good faith to resolve any Dispute. The discussions shall be left to the discretion of the representatives. Upon agreement, the representatives may utilize other alternative dispute resolution procedures such as mediation to assist in the negotiations. Discussions and correspondence among the parties' representatives for purposes of these negotiations shall be treated as confidential information developed for the purposes of settlement, exempt from discovery and production, and without the concurrence of both parties shall not be admissible in the arbitration described below or in any lawsuit. Documents identified in or provided with such communications, which are not prepared for purposes of the negotiations, are not so exempted and may, if otherwise admissible, be admitted in the arbitration.

    (b) If negotiations between the representatives of the parties do not resolve the Dispute within 60 days of the initial written request, the Dispute shall be submitted to binding arbitration by a panel of three arbitrators (each of which shall have at least ten years of experience in the industry in which the WP Business operates or some material aspect thereof relating to the matter subject to arbitration) pursuant to the Commercial Arbitration Rules, as then amended and in effect, of the American Arbitration Association (the "Rules"). Any party may demand such arbitration in accordance with the procedures set out in the Rules. The WP Partners and Schuler shall each select one arbitrator, and the two arbitrators so selected shall select the third arbitrator. The arbitration shall take place in San Francisco, California. The arbitration hearing shall be commenced within 60 days of such party's demand for arbitration. The arbitrators shall control the scheduling (so as to process the matter expeditiously) and any discovery. The parties may submit written briefs. At the arbitration hearing, each party may make written and oral presentations to the arbitrators, present testimony and written evidence and examine witnesses. No party shall be eligible to receive, and the arbitrators shall not have the authority to award, incidental or consequential damages, damages for loss of profits or opportunities or exemplary or punitive damages. The arbitrators shall rule on the Dispute by issuing a written opinion within 30 days after the close of hearings. The arbitrators' decision shall be binding and final. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction.

    (c) Each party will bear its own costs and expenses in submitting and presenting its position with respect to any Dispute to the arbitrators. Schuler, on the one hand, and the WP Partners, on the other hand, shall pay one-half of the fees and expenses of the arbitrators and the American Arbitration Association.

    (d) Notwithstanding any other provision of this Agreement, any party may commence an Action to compel compliance with this Section 12.13.

    12.14 CONSENT TO JURISDICTION; WAIVERS. Subject to Section 12.13, each of the parties hereto irrevocably submits to the exclusive jurisdiction of (a) the Delaware Chancery Court, and (b) the United States District Court for Delaware, for the purposes of any Action arising out of this Agreement or any transaction contemplated hereby. Each of the parties hereto agrees to commence any Action relating hereto either in the United States District Court for Delaware or if such Action may not be brought in such court for jurisdictional reasons, in the Delaware Chancery Court. Each of the parties hereto further agrees that service of any process, summons, notice or document by U.S. registered mail to such party's respective address set forth in Section 12.2 shall be effective service of process for any Action in Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 12.14. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of this Agreement or any transaction contemplated hereby in (i) the Delaware Chancery Court, or (ii) the United States District Court for Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum.

    12.15 WAIVER OF JURY TRIAL. Each of the parties hereto irrevocably and unconditionally waives trial by jury in any Action relating to this Agreement or any transaction contemplated hereby, and for any counterclaim with respect thereto.

    12.16 COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    12.17 ENTIRE AGREEMENT. This Agreement, together with all Schedules and Exhibits hereto, and the documents and instruments and other agreements among the parties delivered pursuant hereto, including the Ancillary Agreements, constitute the entire agreement and supersede all prior agreements and undertakings, both written and oral, other than the Confidentiality Agreement, among the WP Partners and Schuler with respect to the subject matter hereof.

                            [Signature Page Follows]

    IN WITNESS WHEREOF, Schuler and the WP Partners have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                               SCHULER HOMES, INC.,
                                               a Delaware corporation

                                               By:   /s/ JAMES K. SCHULER
                                                     ----------------------------
                                                     Name: James K. Schuler
                                               Title: PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                               APOLLO REAL ESTATE INVESTMENT FUND, L.P.,
                                               a Delaware limited partnership

                                               By:   APOLLO REAL ESTATE ADVISORS, L.P.
                                                     a Delaware limited partnership,
                                                     Its General Partner

                                                     By:   APOLLO REAL ESTATE
                                                           MANAGEMENT, INC.,
                                                           a Delaware corporation,
                                                           Its General Partner

                                                           By:  /s/ MICHAEL D. WEINER
                                                                ----------------------------
                                                                Michael D. Weiner
                                                                ITS VICE PRESIDENT

                                               BLACKACRE WPH, LLC,
                                               a Delaware limited liability company

                                               By:   BLACKACRE CAPITAL GROUP, L.P.,
                                                     a Delaware limited partnership,
                                                     Its Managing Member

                                                     By:   BLACKACRE CAPITAL MANAGEMENT CORP.
                                                           a Connecticut corporation,
                                                           Its General Partner

                                                           By:  /s/ RONALD J. KRAVIT
                                                                ----------------------------
                                                                Ronald J. Kravit
                                                                ITS VICE PRESIDENT

                                               HIGHRIDGE PACIFIC HOUSING INVESTORS, L.P.,
                                               a California limited partnership

                                               By:   WPH ACQUISITIONS, INC.,
                                                     a California corporation,
                                                     Its General Partner

                                                     By:   /s/ STEVEN A. BERLINGER
                                                           ----------------------------
                                                           Steven A. Berlinger
                                                           ITS CFO AND SECRETARY

                                               AP WP PARTNERS, L.P.,
                                               a Delaware limited partnership

                                               By:   AP WP OPERATING CORPORATION,
                                                     a Delaware corporation,
                                                     Its General Partner

                                                     By:   /s/ MICHAEL D. WEINER
                                                           ----------------------------
                                                           Michael D. Weiner
                                                           ITS VICE PRESIDENT

                                               AP WESTERN GP CORPORATION,
                                               a Delaware corporation

                                               By    /s/ MICHAEL D. WEINER
                                                     ----------------------------
                                                     Name:
                                                     Title:

                                               AP LHI, INC.,
                                               a California corporation

                                               By    /s/ THOMAS CONNELLY
                                                     ----------------------------
                                                     Thomas Connelly
                                                     ITS VICE PRESIDENT

                                               LAMCO HOUSING, INC.
                                               a California corporation

                                               By    /s/ THOMAS CONNELLY
                                                     ----------------------------
                                                     Thomas Connelly
                                                     ITS VICE PRESIDENT

                                                                      APPENDIX B

                          AGREEMENT AND PLAN OF MERGER

    This Agreement and Plan of Merger, dated as of             , 2001 (this
"AGREEMENT"), is made between Schuler Homes, Inc., a Delaware corporation ("OLD SCHULER" and, after the Effective Time, as defined below, the "SURVIVING CORPORATION"), Schuler Reorganization Sub, Inc., a Delaware corporation ("SUB") and Schuler Holdings, Inc., a Delaware corporation ("NEW SCHULER"). Sub is a wholly owned subsidiary of New Schuler. Old Schuler, Sub and New Schuler are hereinafter collectively referred to as the "CONSTITUENT CORPORATIONS."

    The Constituent Corporations hereby agree as follows:

    1.  THE MERGER.

        (a)  MERGER OF SUB WITH AND INTO OLD SCHULER.

            (i) AGREEMENT TO ACQUIRE OLD SCHULER. Subject to the terms of this Agreement and an Agreement and Plan of Reorganization, dated as of September 12, 2000 (the "REORGANIZATION AGREEMENT"), by and among Old Schuler, Apollo Real Estate Investment Fund, L.P., a Delaware limited partnership, Blackacre WPH, LLC, a Delaware limited liability company, Highridge Pacific Housing Investors, L.P., a California limited partnership, AP WP Partners, L.P., a Delaware limited partnership, AP Western GP Corporation, a Delaware corporation, AP LHI, Inc., a California corporation, and LAMCO Housing, Inc., a California corporation, Old Schuler shall be acquired by New Schuler through a merger (the "MERGER") of Sub into Old Schuler. As used herein, the term "NEW SCHULER CLASS A COMMON STOCK" shall mean the Class A Common Stock, par value $0.001 per share, of New Schuler, and the term "EFFECTIVE TIME" shall have the meanings ascribed to such terms in the Reorganization Agreement.

            (ii) EFFECTIVE TIME. The Merger shall become effective upon the Effective Time.

            (iii) SURVIVING CORPORATION. At the Effective Time, Sub shall be merged into Old Schuler and the separate corporate existence of Sub shall cease. Old Schuler shall be the Surviving Corporation in the Merger, and the separate corporate existence of Old Schuler, with all of its purposes, objects, rights, privileges, powers, immunities and franchises, shall continue unaffected and unimpaired by the Merger.

        (b)  EFFECT OF THE MERGER; TAX CONSEQUENCES; ADDITIONAL ACTIONS.

            (i)  EFFECTS.  The Merger shall have the effects set forth in
Section 251 of the DGCL.

            (ii) TAX CONSEQUENCES. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986. The parties to this Agreement adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

            (iii) ADDITIONAL ACTIONS. If, at any time after the Effective Time, Old Schuler shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable (i) to vest, perfect or confirm of record or otherwise in Old Schuler its rights, title or interest in, to or under any of the rights, properties or assets of any of the Constituent Corporations acquired or to be acquired by Old Schuler as a result of, or in connection with, the Merger or (ii) to otherwise carry out the purposes of this Agreement, each Constituent Corporation and its officers and directors shall be deemed to have granted to Old Schuler an irrevocable power of attorney to execute and deliver all such deeds, bills of sale, assignments and assurances and to take and do all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in Old Schuler and otherwise to carry out the purposes of this Agreement; and the officers and directors of Old Schuler are fully authorized in the name of each Constituent Corporation or otherwise to take any and all such actions.

    2.  THE CONSTITUENT CORPORATIONS.

        (a)  ORGANIZATION OF OLD SCHULER.

            (i) INCORPORATION. Old Schuler was incorporated under the laws of the State of Delaware on January 30, 1992.

            (ii) AUTHORIZED STOCK. Old Schuler is authorized to issue an aggregate of 30,000,000 shares of Common Stock, par value $0.01 per share ("OLD SCHULER COMMON STOCK") and 1,000,000 shares of Preferred Stock, par value $0.01 per value ("Old Schuler Preferred Stock").

            (iii)  OUTSTANDING STOCK.  As of the date of this Agreement, shares of Old Schuler Common Stock were outstanding,
shares of Old Schuler Common Stock were reserved for issuance upon the exercise of outstanding employee stock options granted under Old Schuler's Amended and
Restated 1992 Stock Option Plan and             shares of Old Schuler Common
Stock were reserved for issuance pursuant to Old Schuler's 1998 Employee Stock Purchase Plan.

        (b)  ORGANIZATION OF SUB.

            (i)  INCORPORATION.  Sub was incorporated under the laws of the
Delaware on             , 2000.

            (ii) AUTHORIZED STOCK. Sub is authorized to issue an aggregate of 100 shares of Common Stock, par value $0.001 per share ("SUB STOCK").

            (iii) OUTSTANDING STOCK. On the date hereof, an aggregate 100 shares of Sub Stock are outstanding.

    3. CERTIFICATE OF INCORPORATION, BYLAWS AND DIRECTORS AND OFFICERS OF OLD SCHULER.

        (a) OLD SCHULER'S CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Old Schuler in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation unless and until amended as provided by law and by such Certificate of Incorporation.

        (b) BYLAWS OF SURVIVING CORPORATION. The Bylaws of Old Schuler in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation unless and until amended or repealed as provided by applicable law.

        (c) OFFICERS AND DIRECTORS OF SURVIVING CORPORATION. The officers of Old Schuler immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective time and until their successors are duly appointed or elected in accordance with applicable law. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective time and until their successors are duly appointed or elected in accordance with applicable law

    4. EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; DIVIDENDS; EXCHANGE OF CERTIFICATES.

        (a) SUB STOCK. At the Effective Time, each share of the common stock of Sub outstanding immediately prior to the Effective Time shall be converted into and shall become one share of common stock of the Surviving Corporation of the Merger.

        (b)  CONVERSION OF OLD SCHULER STOCK.  (i) Subject to
Section 2.4(b)(ii), of the Reorganization Agreement, at the Effective Time, each share of common stock, par value $0.01 per share, of Old Schuler ("Old Schuler Common Stock") issued and outstanding at the Effective Time shall be converted into one share of New Schuler Class A Common Stock. Upon such conversion, all such shares of Old Schuler Common Stock shall be cancelled and cease to exist, and each certificate theretofore representing any such shares shall, without any action on the part of the holder thereof, be deemed to represent an equivalent number of shares of New Schuler Class A Common Stock.

           (ii) At the Effective Time, each share of Old Schuler Common Stock which is held in the treasury of Old Schuler immediately prior to the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be cancelled and retired without payment of any consideration therefor.

           (iii) At the Effective Time, each outstanding option to purchase shares of Old Schuler Common Stock issued pursuant to the Old Schuler's Amended and Restated 1992 Stock Option Plan and Old Schuler's 1998 Employee Stock Purchase Plan (each an "Old Schuler Option") shall be assumed by New Schuler in such manner that it is converted into an option to purchase shares of New Schuler Class A Common Stock, with each such Old Schuler Option to otherwise be exercisable upon the same terms and conditions as then are applicable to such Old Schuler Option, including the number of shares and exercise price provided thereby. At the Effective Time, New Schuler shall assume all rights and obligations of Old Schuler under such plan as in effect at the Effective Time and shall continue such plan in accordance with its terms.

      (c)  DIVIDENDS, EXCHANGE OF CERTIFICATES, ETC.

           (i) Notwithstanding any other provisions of the Reorganization Agreement, no dividends or other distributions declared after the Effective Time on New Schuler Class A Common Stock shall be paid with respect to any shares of Old Schuler Common Stock, until a certificate representing such shares of Old Schuler Common Stock (a "Old Schuler Certificate") is surrendered for exchange as provided herein. Subject to the effect of applicable laws, following surrender of any such Old Schuler Certificate, there shall be paid to the holder of the New Schuler Class A Common Stock issued in exchange therefor, without interest,
       (a) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of New Schuler Class A Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of New Schuler Class A Common Stock, less the amount of any withholding taxes which may be required thereon.

           (ii) At or after the Effective Time, there shall be no transfers on the stock transfer books of Old Schuler of the shares of Old Schuler Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates representing any such shares are presented to the Surviving Corporation or New Schuler, they shall be cancelled and exchanged for certificates for the consideration, if any, deliverable in respect thereof pursuant to the Reorganization Agreement and this Agreement in accordance with the procedures set forth in Article II of the Reorganization Agreement. Old Schuler Certificates surrendered for exchange by any person constituting an Affiliate of Old Schuler, shall not be exchanged until Old Schuler has received a written agreement from such Person substantially in the form of Exhibit G of the Reorganization Agreement.

           (iii) None of Old Schuler, New Schuler, the Surviving Corporation or any other Person shall be liable to any former holder of shares of Old Schuler Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

           (iv) In the event that any Old Schuler Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Schuler Certificate to be lost, stolen or destroyed and, if required by New Schuler, the posting by such person of a bond in such reasonable amount as New Schuler may direct as indemnity against any claim that may be made against it with respect to such Old Schuler Certificate, New Schuler will issue in exchange for such lost, stolen or destroyed Old Schuler Certificate the unpaid dividends and distributions on shares of New Schuler Class A Common Stock as provided in Section 4(c)(i) of the this Agreement, deliverable in respect thereof pursuant to the Reorganization Agreement and this Agreement.

    5.  TERMINATION.

        (a) TERMINATION BY MUTUAL AGREEMENT. Notwithstanding the approval of this Agreement by the stockholders of Old Schuler, this Agreement may be terminated at any time prior to the Effective Time by mutual agreement of the Constituent Corporations.

        (b)  TERMINATION OF AGREEMENT AND PLAN OF
REORGANIZATION. Notwithstanding the approval of this Agreement by the stockholders of Old Schuler, this Agreement shall terminate forthwith if the Reorganization Agreement is terminated as provided therein.

        (c) EFFECTS OF TERMINATION. In the event of the termination of this Agreement, this Agreement shall become void and there shall be no liability on the part of either Old Schuler or Sub or their respective officers or directors, except as otherwise provided in the Reorganization Agreement.

    6.  GENERAL PROVISIONS.

      (a) AMENDMENT. This Agreement may be amended by the parties hereto any time before or after approval hereof by the shareholders of Old Schuler but, after such approval, no amendment shall be made which by law requires the further approval of shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      (b) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

      (c) GOVERNING LAW. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to its principles governing conflicts of laws.

      (d) ENTIRE AGREEMENT. This Agreement, together with the Reorganization Agreement and the agreements contemplated thereby, constitutes the entire agreement among such parties pertaining to the subject matter hereof and thereof, and the agreements contemplated hereby and thereby and all negotiations and drafts of the parties with regard to the transactions contemplated herein and therein, and any and all written or oral agreements existing between the parties hereto regarding such transactions are expressly cancelled.

                            [SIGNATURE PAGES FOLLOW]

    The parties have duly executed this Agreement as of the date first written above.

                                                       OLD SCHULER

                                                       SCHULER HOMES, INC.

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       SUB:

                                                       SCHULER REORGANIZATION SUB, INC.

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       NEW SCHULER:

                                                       SCHULER HOLDINGS, INC.

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                                      APPENDIX C

                   [LETTERHEAD OF SALOMON SMITH BARNEY INC.]

September 12, 2000

The Board of Directors
Schuler Homes, Inc.
828 Fort Street Mall, 4th Floor
Honolulu, Hawaii 96813

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Schuler Homes, Inc. ("Schuler") of the WP Equity Allocation (defined below) resulting from the transactions contemplated by the Agreement and Plan of Reorganization, dated as of September 12, 2000 (the "Agreement"), by and among Schuler, Apollo Real Estate Investment Fund, L.P. ("Apollo"), Blackacre WPH, LLC ("Blackacre"), Highridge Pacific Housing Investors, L.P. ("Highridge"), AP WP Partners, L.P. ("APWP"), AP Western GP Corporation ("AP Western"), AP LHI, Inc. ("APLHI") and Lamco Housing, Inc. ("Lamco" and, together with Apollo, Blackacre, Highridge, APWP, AP Western and APLHI, the "WP Partners"). As more fully described in the Agreement, (i) Schuler and the WP Partners will form Schuler Holdings, Inc. ("Newco"), (ii) Schuler Reorganization Sub, Inc., a wholly owned subsidiary of Newco, will be merged with and into Schuler (the "Schuler Merger") pursuant to which each outstanding share of the common stock, par value $0.01 per share, of Schuler ("Schuler Common Stock") will be converted into the right to receive one share of the Class A common stock, par value $0.001 per share, of Newco ("Newco Class A Common Stock") and (iii) the WP Partners will
(a) contribute all of the partnership interests in Western Pacific Housing Development Limited Partnership ("WPHD") and Western Pacific Development II Limited Partnership ("WPHD II") and all of the membership interests in WPH-Porter, LLC ("WPH" and, together with WPHD and WPHD II, the "WP Entities" and, such partnership and membership interests in the WP Entities, the "WP Interests") to WPH-Schuler, LLC, a newly formed wholly owned subsidiary of certain of the WP Partners ("WP LLC"), and (b) cause WP LLC to contribute the WP Interests to Newco in exchange for that number of shares of the Class B common stock, par value $0.001 per share, of Newco ("Newco Class B Common Stock") equal to the number of shares of Newco Class A Common Stock to be issued pursuant to the Schuler Merger (collectively, the "WP Contribution" and, together with the Schuler Merger, the "Transaction"). Representatives of Schuler have advised us that, as a result of the transactions contemplated by the Agreement and immediately upon consummation thereof, the pro forma equity ownership of Newco will be allocated 50% to the WP Partners and another third party specified in the Agreement (the "WP Equity Allocation") and 50% to the holders of Schuler Common Stock.

In arriving at our opinion, we reviewed the Agreement and certain related documents and held discussions with certain senior officers, directors and other representatives and advisors of Schuler and certain senior officers and other representatives and advisors of the WP Entities concerning the businesses, operations and prospects of Schuler and the WP Entities. We examined certain publicly available business and financial information relating to Schuler and certain available business and financial information relating to the WP Entities as well as certain financial forecasts and other information and data for Schuler and the WP Entities which were provided to or otherwise discussed with us by the respective managements of Schuler and the WP Entities, including information relating

The Board of Directors
Schuler Homes, Inc.
September 12, 2000
Page 2

to certain strategic implications and operational benefits anticipated to result from the Transaction. We reviewed the financial terms of the Transaction as set forth in the Agreement in relation to, among other things: current and historical market prices and trading volumes of Schuler Common Stock; the financial condition and historical and projected earnings and other operating data of Schuler and the WP Entities; and the capitalization of Schuler and the WP Entities. We considered, to the extent publicly available, the financial terms of other transactions recently effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Schuler and the WP Entities. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the managements of Schuler and the WP Entities that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Schuler and the WP Entities as to the future financial performance of Schuler and the WP Entities and the strategic implications and operational benefits anticipated to result from the Transaction. We also have assumed, with your consent, that the Transaction will be treated as a tax-free reorganization for federal income tax purposes. Our opinion, as set forth herein, relates to the relative values of Schuler and the WP Entities. We are not expressing any opinion as to what the value of Newco Common Stock actually will be when issued pursuant to the Transaction or the price at which Newco Common Stock will trade subsequent to the Transaction. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Schuler or the WP Entities nor have we made any physical inspection of the properties or assets of Schuler or the WP Entities. In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Schuler. We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Schuler or the effect of any other transaction in which Schuler might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Salomon Smith Barney Inc. has acted as financial advisor to Schuler in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon delivery of this opinion. We have in the past provided investment banking services to Schuler unrelated to the proposed Transaction. We also have in the past provided investment banking services to affiliates of the WP Entities unrelated to the proposed Transaction, for which services we have received compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Schuler and affiliates of the WP Entities for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including

The Board of Directors
Schuler Homes, Inc.
September 12, 2000
Page 3

Citigroup Inc. and its affiliates) may maintain relationships with Schuler, the WP Entities and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Schuler in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the WP Equity Allocation is fair, from a financial point of view, to Schuler.

Very truly yours,

/s/ SALOMON SMITH BARNEY INC.
------------------------------------
SALOMON SMITH BARNEY INC.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, because the person is or was a director or officer of the corporation. Such indemnity may be against expenses including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

    Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses, including attorneys' fees, actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

    Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

    Article 5 of the bylaws of Schuler Holdings provides in pertinent part that:

    "ACTIONS, SUITS OR PROCEEDINGS OTHER THAN BY OR IN THE RIGHT OF THE CORPORATION. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was or has agreed to become a Director or officer of the corporation, or is or was serving or has agreed to serve at the request of the corporation as a Director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

    ACTIONS OR SUITS BY OR IN THE RIGHT OF THE CORPORATION. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative, by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he or she is or was or has agreed to become a Director or officer of the corporation, or is or was serving or has agreed to serve at the request of the corporation as a Director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

    INDEMNIFICATION OF EMPLOYEES AND OTHER AGENTS. The Board of Directors in its discretion shall have the power on behalf of the corporation, subject to applicable law, and upon such terms and subject to such conditions as the Board of Directors shall determine, to indemnify any person made a party to any action, suit or proceeding by reason of the fact that such person, or such person's testator or intestate, is or was an employee or other agent of the corporation and to advance costs, charges and expenses (including attorney's fees) incurred by such person in defending any such action, suit, or proceeding."

    Article Eleventh of our Certificate of Incorporation provides that a director of ours shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to us or our stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) pursuant to
Section 174 of the General Corporation Law of the State of Delaware, or (d) for any transaction from which a director derived an improper personal benefit.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
        **2.1           Agreement and Plan of Reorganization (included in this
                        registration statement as Appendix A in the proxy
                        statement/prospectus)
        **2.2           Form of Agreement and Plan of Merger (included in this
                        registration statement as Appendix B in the proxy
                        statement/prospectus)
        **3.1           Certificate of Incorporation of Schuler Holdings, Inc.
        **3.2           Bylaws of Schuler Holdings, Inc.
        **4.1           Form of Stockholders Agreement
        **4.2           Form of Registration Rights Agreement
          5.1           Opinion of Orrick, Herrington & Sutcliffe LLP
          8.1           Opinion of Orrick, Herrington & Sutcliffe LLP regarding tax matters
       **10.1           Form of Employment Agreement by and between Schuler
                        Holdings, Inc. and James K. Schuler
       **10.2           Employment Agreement by and between Western Pacific Housing
                        Development, L.P. and Craig A. Manchester
         10.3           Amended and Restated 2000 Stock Incentive Plan
       **10.4           Form of Indemnification Agreement
         15.1           Letter re unaudited interim financial information from Ernst
                        & Young LLP
         23.1           Consent of Ernst & Young LLP
         23.2           Consent of Ernst & Young LLP
         23.3           Consent of Orrick, Herrington & Sutcliffe LLP (included in
                        Exhibit 5.1)
       **24.1           Power of Attorney (included in signature page)

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
         27.1           Financial Data Schedule for Schuler Homes, Inc.
         27.2           Financial Data Schedule for Western Pacific Housing
       **99.1           Form of Proxy
         99.2           Consent of Salomon Smith Barney Inc.


------------------------


**  Previously filed.


    (b) Schedules

ITEM 22. UNDERTAKINGS


       (A) The undersigned registrant hereby undertakes:



           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:



               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;



               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.



               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.



           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.



           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



       (B) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.


           (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or
               (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.


       (C) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.



       (D) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.



       (E) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Honolulu, state of Hawaii, on December 11, 2000.



                                                       SCHULER HOLDINGS, INC.

                                                       By:             /s/ JAMES K. SCHULER
                                                            -----------------------------------------
                                                                         James K. Schuler
                                                              CO-CHAIRMAN OF THE BOARD OF DIRECTORS,
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER



    Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   TITLE                   DATE
                      ---------                                   -----                   ----
                /s/ JAMES K. SCHULER                   Co-Chairman of the Board of
     -------------------------------------------         Directors, President and   December 11, 2000
                  James K. Schuler                       Chief Executive Officer

               /s/ EUGENE S. ROSENFELD
     -------------------------------------------       Co-Chairman of the Board of  December 11, 2000
                 Eugene S. Rosenfeld                     Directors

                 /s/ THOMAS CONNELLY
     -------------------------------------------       Senior Vice President and    December 11, 2000
                   Thomas Connelly                       Chief Financial Officer

               /s/ DOUGLAS M. TONOKAWA                 Vice President of Finance
     -------------------------------------------         and Chief Accounting       December 11, 2000
                 Douglas M. Tonokawa                     Officer

                                 EXHIBIT INDEX


       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
        **2.1           Agreement and Plan of Reorganization (included in this
                        registration statement as Appendix A in the proxy
                        statement/prospectus)

        **2.2 Form of Agreement and Plan of Merger (included in this registration statement as Appendix B in the proxy statement/prospectus)

        **3.1           Certificate of Incorporation of Schuler Holdings, Inc.

        **3.2           Bylaws of Schuler Holdings, Inc.

        **4.1           Form of Stockholders Agreement

        **4.2           Form of Registration Rights Agreement

          5.1           Opinion of Orrick, Herrington & Sutcliffe LLP

          8.1           Opinion of Orrick, Herrington & Sutcliffe LLP regarding tax matters

       **10.1           Form of Employment Agreement by and between Schuler
                        Holdings, Inc. and James K. Schuler

       **10.2           Employment Agreement by and between Western Pacific Housing
                        Development, L.P. and Craig A. Manchester

         10.3           Amended and Restated 2000 Stock Incentive Plan

       **10.4           Form of Indemnification Agreement

         15.1           Letter re unaudited interim financial information from Ernst
                        & Young LLP

         23.1           Consent of Ernst & Young LLP

         23.2           Consent of Ernst & Young LLP

         23.3           Consent of Orrick, Herrington & Sutcliffe LLP (included in
                        Exhibit 5.1)

       **24.1           Power of Attorney (included in signature page)

         27.1           Financial Data Schedule for Schuler Homes, Inc.

         27.2           Financial Data Schedule for Western Pacific Housing

       **99.1           Form of Proxy

         99.2           Consent of Salomon Smith Barney Inc.


------------------------


**  Previously filed.